25

07022896

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Overseas Bank Ltd

*CURRENT ADDRESS

PROCESSED

APR 30 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 02947 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 4/25/07

CIRCULAR DATED 4 APRIL 2007

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you have any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold all your shares in the capital of United Overseas Bank Limited ("**UOB**"), you should immediately forward this Circular, the Notice of Extraordinary General Meeting and the attached Proxy Form to the purchaser or to the bank, stockbroker or agent through whom the sale was effected for onward delivery to the purchaser.

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No.: 193500026Z)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

(1) THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE;

(2) THE PROPOSED ADOPTION OF THE UOB PERFORMANCE SHARE PLAN; AND

(3) THE PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION OF UOB.

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	25 April 2007 at 3.15 p.m.
Date and time of Extraordinary General Meeting	:	27 April 2007 at 3.15 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Fifth Annual General Meeting of UOB to be held at 3.00 p.m. on the same day and at the same place).
Place of Extraordinary General Meeting	:	Marina Mandarin Singapore Marina Mandarin Ballroom, Level 1 6 Raffles Boulevard, Marina Square Singapore 039594

Page

In this Circular, the following definitions apply throughout unless the context otherwise requires:

"Articles"	:	The Articles of Association of the Company.
"Auditors"	:	The auditors of the Company for the time being.
"Award"	:	A contingent award of Shares granted under the UOB Performance Share Plan.
"Banking Act"	:	Banking Act, Chapter 19 of Singapore.
"CDP"	:	The Central Depository (Pte) Limited.
"2006 Circular"	:	The Company's Circular to Shareholders dated 3 April 2006.
"Committee"	:	A committee comprising Directors duly authorised and appointed by the Board of Directors of the Company to administer the UOB Performance Share Plan.
"Companies Act"	:	Companies Act, Chapter 50 of Singapore.
"Directors"	:	The Directors of UOB for the time being.
"EGM"	:	The extraordinary general meeting of UOB, notice of which is given on pages 29 to 32 of this Circular.
"2006 EGM"	:	The extraordinary general meeting of the Company held on 27 April 2006.
"Group"	:	UOB and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 26 March 2007.
"Listing Manual"	:	The listing manual of the SGX-ST.
"Market Day"	:	A day on which the SGX-ST is open for trading of securities.
"MAS"	:	The Monetary Authority of Singapore.
"New Shares"	:	The new Shares which may be allotted and issued from time to time pursuant to the exercise of Options granted under the UOB Share Option Scheme and/or pursuant to the vesting of Awards under the UOB Performance Share Plan.
"NTA"	:	Net tangible assets.
"Released Award"	:	An Award of Shares which has been vested in full or in part in accordance with the rules of the UOB Performance Share Plan.
"ROE"	:	Return on equity.
"Securities Account"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.

"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Options"	:	Options to subscribe for new Shares granted pursuant to the UOB Share Option Scheme.
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Shares.
"Shareholders"	:	Registered holders of Shares, except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.
"Shares"	:	Ordinary shares in the capital of the Company.
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers.
"S$"**, **"$" and **"cents"**	:	Singapore dollars and cents, respectively.
"UOB" or the **"Company"**	:	United Overseas Bank Limited.
"UOB Performance Share Plan"	:	The UOB Performance Share Plan to be proposed at the EGM.
"UOB Share Option Scheme"	:	The UOB 1999 Share Option Scheme.
"%" or **"per cent."**	:	Per centum or percentage.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular only shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular shall be a reference to Singapore time, unless otherwise specified.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No.: 193500026Z)

Board of Directors:

Wee Cho Yaw (Chairman & Chief Executive Officer)
Wee Ee Cheong (Deputy Chairman & President)
Ngiam Tong Dow
Prof Cham Tao Soon
Wong Meng Meng
Philip Yeo Liat Kok
Tan Kok Quan
Prof Lim Pin
Ng Boon Yew
Michael Lien Jown Leam

Registered Office:

80 Raffles Place
UOB Plaza
Singapore 048624

4 April 2007

To: The Shareholders of United Overseas Bank Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors of UOB are convening the EGM to be held on 27 April 2007 to seek Shareholders' approval for the following:

(a) proposed renewal of the Share Purchase Mandate;

(b) proposed adoption of the UOB Performance Share Plan; and

(c) proposed amendment to the Articles.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

1.3 **SGX-ST.** The SGX-ST takes no responsibility for the accuracy of any statement or opinion made in this Circular.

2. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

2.1 **Background.** Shareholders had approved the renewal of the Share Purchase Mandate at the 2006 EGM. The authority and limitations on the Share Purchase Mandate were set out in the 2006 Circular and the Ordinary Resolution set out in the Notice of the 2006 EGM.

The Share Purchase Mandate that was renewed at the 2006 EGM will expire on the date of the forthcoming Sixty-Fifth Annual General Meeting to be held on 27 April 2007. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM immediately following the Sixty-Fifth Annual General Meeting of the Company convened to be held on the same date and the same place.

2.2 **Rationale for the Proposed Renewal of the Share Purchase Mandate.** The proposed renewal of the Share Purchase Mandate would give UOB the flexibility to undertake the purchase or acquisition of its issued Shares as and when appropriate to:

(a) manage the capital structure of UOB, with a view to achieving an efficient capital mix;

(b) manage surplus capital, such that surplus capital and funds which are in excess of UOB's requirements may be returned to Shareholders in an expedient and cost-efficient manner;

(c) improve ROE, which is one of the key objectives of UOB; and

(d) manage and minimise the dilution impact (if any) associated with any share option scheme, performance share plan and staff incentive scheme as may be implemented by UOB from time to time.

The Share Purchase Mandate will be exercised by the Directors in circumstances where it is considered to be in the best interests of UOB, after taking into account factors such as the amount of surplus cash available and working capital requirements of UOB, the prevailing market conditions, liquidity and orderly trading of the Shares.

2.3 **Authority and Limits on the Share Purchase Mandate.** The authority and limits on the Share Purchase Mandate are summarised below.

2.3.1 ***Maximum Number of Shares***

The total number of Shares that may be purchased or acquired by UOB pursuant to the Share Purchase Mandate is limited to that number of Shares representing five per cent. of the issued Shares of UOB as at the date of the EGM at which this renewal of the Share Purchase Mandate is approved (the "**Approval Date**"). Only Shares which are issued may be purchased or acquired by UOB. The Company's Shares which are held as treasury shares will be disregarded for the purposes of computing the five per cent. limit.

As at the Latest Practicable Date, the issued share capital of UOB comprised 1,523,511,625 Shares. As at the Latest Practicable Date, there were outstanding and remaining Share Options held by executives of the Group, which have been granted pursuant to the UOB Share Option Scheme, to subscribe for up to an aggregate of 716,000 Shares. Save in respect of the Shares which are issuable on exercise of the outstanding Share Options, no Shares were reserved for issue by UOB as at the Latest Practicable Date.

Purely for illustrative purposes, on the basis of 1,523,511,625 Shares in issue as at the Latest Practicable Date, and assuming that no further Shares are issued pursuant to the exercise of exercisable Share Options on or prior to the EGM, not more than 76,175,581 Shares (representing five per cent. of the Shares in issue as at that date) may be purchased or acquired by UOB pursuant to the proposed Share Purchase Mandate.

While the Share Purchase Mandate would authorise a purchase or acquisition of Shares up to the five per cent. limit, Shareholders should note that purchases or acquisitions of Shares pursuant to the Share Purchase Mandate may not be carried out up to the full five per cent. as authorised, or at all. In particular, no purchase or acquisition of the Shares would be made in circumstances which would have or may have a material adverse effect on the financial position of UOB.

2.3.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the Approval Date up to:

(a) the date on which the next Annual General Meeting of UOB is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

2.3.3 ***Manner of Purchase or Acquisition of Shares***

Purchases or acquisitions of Shares may be made by:

(a) on-market purchases ("**Market Purchases**") transacted on the SGX-ST through the SGX-ST's trading system through one or more duly licensed dealers appointed by UOB for the purpose; and/or

(b) off-market purchases ("**Off-Market Purchases**") effected pursuant to an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act, as they consider fit in the interests of UOB in connection with or in relation to any equal access scheme or schemes. An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or the acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If UOB wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(I) the terms and conditions of the offer;

(II) the period and procedures for acceptances; and

(III) the information required under Rule 883(2), (3), (4) and (5) of the Listing Manual.

2.3.4 ***Purchase Price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors. The purchase price to be paid for the Shares as determined by the Directors must not exceed:

(a) in the case of a Market Purchase, 105 per cent. of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110 per cent. of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition (the "**Maximum Price**").

For the above purposes:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive Market Days on which the Shares were transacted on the SGX-ST immediately preceding the date of the Market Purchase by UOB or, as the case may be, the date of making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which UOB announces its intention to make an offer for an Off-Market Purchase, stating the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

2.4 **Source of Funds.** The Companies Act permits UOB to purchase or acquire its own Shares out of capital, as well as from its distributable profits.

UOB intends to use its internal sources of funds to finance its purchase or acquisition of the Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the liquidity and capital of UOB and the Group would be materially adversely affected.

2.5 **Reporting Requirements.** Pursuant to Rule 886 of the Listing Manual, UOB will notify the SGX-ST of any purchase or acquisition of Shares under the proposed Share Purchase Mandate as follows:

(a) in the case of a Market Purchase, by 9.00 a.m. on the Market Day following the day on which it purchased the Shares; and

(b) in the case of an Off-Market Purchase, by 9.00 a.m. on the second Market Day after the close of acceptances of the offer.

2.6 **Status of Purchased Shares.** Under current law, Shares purchased or acquired by UOB shall be deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Shares will expire on cancellation) unless such Shares are held by UOB as treasury shares. The total number of issued Shares will be diminished by the number of Shares purchased or acquired by UOB and which are not held as treasury shares.

2.7 **Treasury Shares.** Under the Companies Act, Shares purchased or acquired by UOB may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below.

2.7.1 ***Maximum Holdings***

The number of Shares held as treasury shares cannot at any time exceed 10 per cent. of the total number of issued Shares.

2.7.2 ***Voting and Other Rights***

UOB cannot exercise any right in respect of treasury shares, including any right to attend or vote at meetings.

In addition, no dividend may be paid, and no other distribution of UOB's assets may be made, to UOB in respect of treasury shares. However, treasury shares may be allotted as fully paid bonus shares and such bonus shares shall be treated for the purposes of the Companies Act as if they were purchased by UOB at the time they were allotted and held as treasury shares. A subdivision or consolidation of any treasury share is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

2.7.3 ***Disposal and Cancellation***

Where Shares purchased or acquired by UOB are held as treasury shares, UOB may at any time:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

2.8 **Financial Effects.** The financial effects on UOB and the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, the aggregate number of Shares purchased or acquired and the consideration paid at the relevant time. The financial effects on UOB and the Group for the financial year ended 31 December 2006 are based on the assumptions set out below.

2.8.1 ***Purchase or Acquisition out of Capital or Profits***

Under the Companies Act, purchases or acquisitions of Shares by UOB may be made out of UOB's capital or profits.

Where the consideration paid by UOB for the purchase or acquisition of Shares is made out of profits, such consideration will correspondingly reduce the amount available for the distribution of dividends by UOB.

Where the consideration paid by UOB for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of dividends by UOB will not be reduced.

2.8.2 ***Number of Shares Acquired or Purchased***

For illustrative purposes only, based on the number of issued Shares as at the Latest Practicable Date and assuming that no further Shares are issued pursuant to the exercise of exercisable Share Options on or prior to the EGM, the purchase by UOB of the maximum limit of five per cent. of its issued Shares will result in the purchase or acquisition of 76,175,581 Shares.

2.8.3 ***Maximum Price Paid for Shares Acquired or Purchased***

Assuming that UOB purchases or acquires the 76,175,581 Shares at the Maximum Price, the maximum amount of funds required is approximately:

(a) in the case of Market Purchases of Shares, S$1,663,674,689 based on S$21.84 for one Share (being the price equivalent to five per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive Market Days immediately preceding the Latest Practicable Date); and

(b) in the case of Off-Market Purchases of Shares, S$1,742,897,293 based on S$22.88 for one Share (being the price equivalent to ten per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive Market Days immediately preceding the Latest Practicable Date).

2.8.4 ***Illustrative Financial Effects***

For illustrative purposes only, on the basis of the assumptions set out in paragraphs 2.8.2 and 2.8.3 above as well as the following:

(a) the Share Purchase Mandate had been effective on 1 January 2006 and UOB had purchased 76,175,581 Shares (representing five per cent. of the total Shares in issue as at the Latest Practicable Date) on 1 January 2006;

(b) 236,000 Shares which are issued pursuant to the exercise of Share Options between 31 December 2006 and the Latest Practicable Date had been issued on 1 January 2006;

(c) no issuance of Shares from the exercise of Share Options after the Latest Practicable Date; and

(d) the purchase consideration is funded by UOB from excess funds hitherto deployed in the inter-bank market with an effective yield of 3.00 per cent. before tax, being the inter-bank one-month offer rate as at 26 March 2007, and the tax rate is assumed to be 18 per cent., the financial effects on the audited financial accounts of UOB and the Group for the financial year ended 31 December 2006 are set out below:

Market Purchases

As at 31 December 2006	Group		Company	
	Before Share Purchases	**After Share Purchases** (1)	**Before Share Purchases**	**After Share Purchases** (1)
Total Shareholders' Equity (S$'000)	16,790,634	15,086,033	13,807,454	12,102,853
Number of issued Shares ('000)	1,523,276	1,447,100	1,523,276	1,447,100
Weighted average number of issued Shares ('000)	1,527,525	1,451,349	1,527,525	1,451,349
Net profit attributable to Shareholders (S$'000)	2,570,488	2,529,562	2,142,077	2,101,151
<u>Financial Ratios</u>				
NTA per Share (S$) (2)	7.68	6.90	6.98	6.16
Earnings per Share-Basic (S$) (3)	1.65	1.71	1.40	1.45
ROE (%) (3)	17.0	18.9	16.4	18.5

The Group's Capital Adequacy Ratio before and after the share purchases is 16.3 per cent. and 14.8 per cent. respectively.

Notes:

(1) The disclosed financial effects remain the same irrespective of whether:

(a) the purchase of Shares are effected out of capital or profits; or

(b) the purchase of Shares are held in treasury or cancelled.

(2) Subsidiary preference shares were excluded from the computation.

(3) Calculated based on profit attributable to equity holders of UOB net of subsidiary preference share dividend for the financial year.

Off-Market Purchases

	Group		Company	
As at 31 December 2006	**Before Share Purchases**	**After Share Purchases [1]**	**Before Share Purchases**	**After Share Purchases [1]**
Total Shareholders' Equity (S$'000)	16,790,634	15,004,862	13,807,454	12,021,682
Number of issued Shares ('000)	1,523,276	1,447,100	1,523,276	1,447,100
Weighted average number of issued Shares ('000)	1,527,525	1,451,349	1,527,525	1,451,349
Net profit attributable to Shareholders (S$'000)	2,570,488	2,527,613	2,142,077	2,099,202
Financial Ratios				
NTA per Share (S$) [2]	7.68	6.85	6.98	6.11
Earnings per Share-Basic (S$) [3]	1.65	1.71	1.40	1.45
ROE (%) [3]	17.0	19.0	16.4	18.7

The Group's Capital Adequacy Ratio before and after the share purchases is 16.3 per cent. and 14.7 per cent. respectively.

Notes:

(1) The disclosed financial effects remain the same irrespective of whether:

(a) the purchase of Shares are effected out of capital or profits; or

(b) the purchase of Shares are held in treasury or cancelled.

(2) Subsidiary preference shares were excluded from the computation.

(3) Calculated based on profit attributable to equity holders of UOB net of subsidiary preference share dividend for the financial year.

The financial effects set out above are for illustrative purposes only. Although the Share Purchase Mandate would authorise UOB to purchase or acquire up to five per cent. of the issued Shares, UOB may not necessarily purchase or acquire or be able to purchase or acquire any or all of the five per cent. of the issued Shares. In addition, UOB may cancel all or part of the Shares repurchased and/or hold all or part of the Shares repurchased as treasury shares.

UOB will take into account both financial and non-financial factors (for example, stock market conditions and the performance of the Shares) in assessing the relative impact of a purchase or acquisition of Shares before execution.

2.9 **Details of Share Buy Backs in the last 12 months.** As at the Latest Practicable Date, UOB had purchased an aggregate of 11,210,000 Shares representing 0.74 per cent. of the total issued Shares as at the Latest Practicable Date by way of Market Purchases pursuant to the Share Purchase Mandate approved by the Shareholders at the 2006 EGM. The highest and lowest price was S$15.10 and S$14.70 per Share respectively. The total consideration paid for all of the purchases was approximately S$167,645,240, not including goods and services tax.

2.10 **Listing Status of the Shares.** The Listing Manual requires a listed company to ensure that at least ten per cent. of equity securities (excluding preference shares and convertible equity securities) must be held by public shareholders. The "public", as defined in the Listing Manual, are persons other than the directors, chief executive officer, substantial shareholders or controlling shareholders of a listed company and its subsidiaries, as well as associates (as defined in the Listing Manual) of such persons. As at the Latest Practicable Date, approximately 77 per cent. of the issued Shares are held by public shareholders. Assuming UOB had purchased or acquired Shares from the public up to the full five per cent. limit pursuant to the proposed Share Purchase Mandate on the Latest Practicable Date and none of these Shares had been held as treasury shares, the percentage of issued Shares held by public shareholders would be reduced to approximately 76 per cent. of the issued Shares.

Accordingly, UOB is of the view that there is a sufficient number of issued Shares held by public shareholders which would permit UOB to undertake purchases or acquisitions of its Shares through Market Purchases up to the full five per cent. limit pursuant to the Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, and that the number of Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity.

2.11 **Shareholding Limits.** Under the Banking Act:

(a) no person shall enter into any agreement or arrangement, whether oral or in writing and whether express or implied, to act together with any person with respect to the acquisition, holding or disposal of, or the exercise of rights in relation to, their interests in voting shares of an aggregate of five per cent. or more of the total votes attached to all voting shares in a designated financial institution, without first obtaining the approval of the Minister designated for the purposes of the Banking Act (the "**Minister**") (the "**5% Limit**"); and

(b) no person shall be a 12% controller (as defined below) or a 20% controller (as defined below) of a designated financial institution without first obtaining the approval of the Minister.

For the purposes of the Banking Act:

"**designated financial institution**" means (i) a bank incorporated in Singapore; or (ii) a financial holding company;

"**12% controller**" means a person, not being a 20% controller, who alone or together with his associates, (i) holds not less than 12% of the total number of issued shares in the designated financial institution; or (ii) is in a position to control voting power of not less than 12% in the designated financial institution; and

"**20% controller**" means a person who, alone or together with his associates, (i) holds not less than 20% of the total number of issued shares in the designated financial institution; or (ii) is in a position to control voting power of not less than 20% in the designated financial institution.

The shareholding percentage of a Shareholder (whose Shares were not the subject of a share purchase or acquisition by UOB) in the issued Shares immediately following any purchase or acquisition of Shares will increase should UOB cancel the Shares purchased or acquired by UOB. Similarly, the percentage voting rights of a Shareholder (whose Shares were not the subject of a share purchase or acquisition by UOB) in the issued Shares immediately following any purchase or acquisition of Shares will increase should UOB hold in treasury or cancel the Shares purchased or acquired by UOB.

UOB wishes to draw the attention of Shareholders to the following consequences of a purchase or acquisition of Shares by UOB pursuant to the Share Purchase Mandate, if the proposed renewal of the Share Purchase Mandate is approved by Shareholders:

A PURCHASE OR ACQUISITION OF SHARES BY UOB MAY INADVERTENTLY CAUSE THE INTEREST IN THE SHARES OF ANY PERSON TO REACH OR EXCEED THE 5% LIMIT OR CAUSE ANY PERSON TO BECOME A 12% CONTROLLER OR A 20% CONTROLLER.

Shareholders whose shareholdings are close to the limits set out in the Banking Act **are advised to seek the prior approval of the MAS** to continue to hold, on such terms as may be imposed by the MAS, the Shares representing the number of Shares which they may hold in excess of any of such limits, as a consequence of a purchase or acquisition of Shares by UOB. Shareholders who are in doubt as to the action that they should take should consult their professional advisers at the earliest opportunity.

2.12 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by UOB of its Shares are set out below.

2.12.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by UOB of its Shares, a Shareholder's proportionate interest in the voting capital of UOB increases, such increase will be treated as an acquisition for the purposes of the Take-over Code. If such increase results in the change of effective control, or, as a result of such increase, a Shareholder or group of Shareholders acting in concert obtains or consolidates effective control of UOB, such Shareholder or group of Shareholders acting in concert could become obliged to make a take-over offer for UOB under Rule 14 of the Take-over Code.

2.12.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, *inter alia*, the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

(i) a company;

(ii) the parent company of (i);

(iii) the subsidiaries of (i);

(iv) the fellow subsidiaries of (i);

(v) the associated companies of any of (i), (ii), (iii) or (iv);

(vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v); and

(vii) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the above for the purchase of voting rights[1]; and

1 This presumption will apply with effect from 1 April 2007 pursuant to the amendments to the Take-over Code announced by the MAS on 15 March 2007.

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts).

The circumstances under which Shareholders, including Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by UOB are set out in Appendix 2 to the Take-over Code.

2.12.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of UOB purchasing or acquiring Shares, the voting rights of such Directors and their concert parties increase to 30 per cent. or more, or in the event that such Directors and their concert parties hold between 30 per cent. and 50 per cent. of UOB's voting rights, the voting rights of such Directors and their concert parties increase by more than one per cent. in any period of six months.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of UOB purchasing or acquiring its Shares, the voting rights of such Shareholder increase to 30 per cent. or more, or, if such Shareholder holds between 30 per cent. and 50 per cent. of UOB's voting rights, the voting rights of such Shareholder increase by more than one per cent. in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by UOB should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.

3. THE PROPOSED ADOPTION OF THE UOB PERFORMANCE SHARE PLAN

3.1 **Definitions.** For the purposes of this paragraph 3 and in relation to the UOB Performance Share Plan, the following expressions shall have the following meanings:

"Award Date" means in relation to an Award, the date on which the Award is granted pursuant to the UOB Performance Share Plan;

"Group Employee" means any employee of the Group (including any Group Executive Director) selected by the Committee to participate in the UOB Performance Share Plan in accordance with the provisions thereof;

"Group Executive Director" means a director of the Company and/or any of its subsidiaries, as the case may be, who performs an executive function;

"Participant" means a Group Employee who has been granted an Award;

"Performance-related Award" means an Award in relation to which a Performance Condition is specified;

"**Performance Condition**" means in relation to a Performance-related Award, the condition specified on the Award Date in relation to that Award; and

"**Performance Period**" means in relation to a Performance-related Award, a period, the duration of which is to be determined by the Committee on the Award Date, during which the Performance Condition is to be satisfied.

3.2 **The UOB Performance Share Plan.** The Directors are proposing to implement the UOB Performance Share Plan, details of which are set out in paragraph 3.6 below.

3.3 **Rationale for the UOB Performance Share Plan.** The UOB Performance Share Plan is intended to reward, retain and motivate employees who are key to the medium to long-term success of the Group. The UOB Performance Share Plan also serves to attract potential employees with relevant skills to contribute to the Group and create value for Shareholders. In addition, by fostering an ownership culture, the plan aims to align the interests of the Participants with the interests of the Shareholders.

3.4 **Operation of the UOB Performance Share Plan.** Awards of Shares granted under the proposed UOB Performance Share Plan will principally be performance-based. The Committee will also have the absolute discretion to grant time-based Awards.

Performance-related Awards are awards granted based on achievement of appropriately pre-determined corporate and/or individual targets aimed at enhancing long-term economic value for Shareholders.

Time-based awards are awards which may be granted on the condition that the Participant continues to work with the Company for a certain period of time.

Awards will be determined at the sole discretion of the Committee, which may take into account, *inter alia*, a Participant's seniority, performance, capability, creativity, entrepreneurship, innovativeness, scope of responsibility and skills set.

3.5 **Maximum Limit on New Shares.** The Company will have the flexibility to deliver existing Shares (including treasury shares) and New Shares to holders of Options granted under the UOB Share Option Scheme and Awards under the UOB Performance Share Plan. If New Shares are to be delivered, the total number of New Shares to be issued under the UOB Share Option Scheme and the UOB Performance Share Plan, as well as any other share option scheme or share scheme of the Company, shall not exceed 15 per cent. of the issued Shares of the Company on the day preceding the relevant Award Date.

3.6 **Summary of the Rules of the UOB Performance Share Plan.** The following is a summary of the principal rules of the UOB Performance Share Plan.

3.6.1 ***Eligibility***

Group Employees (excluding controlling shareholders (as defined in the Listing Manual) of the Company or associates (as defined in the Listing Manual) of such controlling shareholders) who have attained the age of 21 years and hold such rank as may be designated by the Committee from time to time and who have, as of the Award Date, been in the employment of the Group for a period of at least 12 months or such shorter period as the Committee may determine (unless such period of employment is waived by the Committee at its sole discretion), shall be eligible to participate in the UOB Performance Share Plan at the absolute discretion of the Committee.

3.6.2 ***Awards***

Awards represent the right of a Participant to receive Shares, their equivalent cash value or combinations thereof, free of charge, provided that prescribed Performance Conditions are met and/or upon expiry of the prescribed vesting periods, as may be applicable.

An Award or Released Award shall be personal to the Participant to whom it is granted and, prior to the allotment and/or transfer to the Participant of the Shares to which the Released Award relates, shall not be transferred, charged, assigned, pledged or otherwise disposed of, in whole or in part, except with the prior approval of the Committee.

3.6.3 ***Participants***

The selection of a Participant shall be determined at the absolute discretion of the Committee.

The number of Shares which are the subject of each Award to be granted to a Participant in accordance with the UOB Performance Share Plan shall be determined at the absolute discretion of the Committee, which may take into account criteria such as his rank, job performance, years of service and potential for future development, his contribution to the success and development of the Group and, if applicable, the degree of difficulty of fulfilling the Performance Condition within the Performance Period.

3.6.4 ***Details of Awards***

The Committee shall decide, in relation to each Award to be granted to a Participant:

(a) the Award Date;

(b) the number of Shares which are the subject of the Award;

(c) in the case of a Performance-related Award, the Performance Condition(s), the Performance Period during which such Performance Condition(s) are to be satisfied and the extent to which Shares which are the subject of that Award shall be released on the Performance Condition(s) being satisfied (whether fully or partially) or exceeded or not being satisfied, as the case may be, at the end of the Performance Period;

(d) the vesting periods (if any);

(e) the release schedule (if any) setting out the extent to which Shares, which are the subject of that Award, shall be released at the end of each prescribed vesting period; and

(f) any other condition which the Committee may determine in relation to that Award.

3.6.5 ***Timing***

While the Committee has the absolute discretion to grant Awards at any time in the year, it is currently anticipated that Awards would in general be made once a year. A letter confirming the Award and specifying (*inter alia*) the number of Shares which are the subject of the Award, the vesting period(s) (if any) and the release schedule (if any), and in the case of a Performance-related Award, the prescribed Performance Condition(s), the Performance Period during which the prescribed Performance Condition(s) are to be attained or fulfilled and the extent to which the Shares will be released on satisfaction of the prescribed Performance Condition(s), will be sent to each Participant as soon as is reasonably practicable after the making of an Award.

3.6.6 *Events Prior to Vesting*

Special provisions for the vesting and lapsing of Awards apply in certain circumstances including the following:

Events / Circumstances	Effect on Awards
(a) The Participant ceasing to be in the employment of the relevant member of the Group for any reason whatsoever (other than as specified in paragraph (e) below). (b) The misconduct on the part of a Participant as determined by the Committee in its absolute discretion. (c) An order being made or a resolution passed for the winding-up of the Company on the basis, or by reason, of its insolvency.	An Award held by such Participant shall to the extent not yet released, immediately lapse without any claim whatsoever against the Company.
(d) The bankruptcy of a Participant or the happening of any other event which results in his being deprived of the legal or beneficial ownership of the Award. (e) The Participant ceasing to be in the employment of the relevant member of the Group by reason of: (i) retirement, ill health, injury or disability (in each case, evidenced to the satisfaction of the Committee) or death, redundancy, or any other reason approved in writing by the Committee; (ii) the company by which he is employed ceasing to be a company within the Group or the undertaking or part of the undertaking of such company being transferred otherwise than to another company within the Group; or	The Committee may, in its absolute discretion determine whether an Award held by such Participant, to the extent not yet released, shall lapse or that all or any part of such Award shall be preserved. If the Committee determines that an Award shall lapse, then such Award shall lapse without any claim whatsoever against the Company. If the Committee determines that all or any part of an Award shall be preserved, the Committee shall decide either to vest some or all of the Shares which are the subject of the Award or to preserve all or part of any Award until the end of the relevant Performance Period (if any) and/ or each vesting period (if any). In exercising its absolute discretion, the Committee will have regard to all circumstances on a case-by-case basis, including (but not limited to) the contributions made by that Participant and, in the case of a Performance-related Award, the extent to which the applicable Performance Condition has been satisfied.

Events / Circumstances	Effect on Awards
(iii) (where applicable) his transfer of employment between members of the Group; or (iv) any other event approved by the Committee. (f) Any other event approved by the Committee.	
(g) A take-over, reconstruction or amalgamation of the Company or an order being made or a resolution passed for the winding-up of the Company (other than as provided in paragraph (c) above or for reconstruction or amalgamation).	The Committee will consider, at its absolute discretion, whether or not to release any Award, and will take into account all circumstances on a case-by-case basis, including (but not limited to) the contributions made by that Participant. If the Committee decides to release any Award, then in determining the number of Shares to be vested in respect of such Award, the Committee will (if applicable) have regard to the proportion of the vesting period(s) which has elapsed and (if applicable) the extent to which the Performance Condition has been satisfied.

3.6.7 ***Size and Duration of the UOB Performance Share Plan***

The total number of New Shares which may be issued pursuant to Awards granted under the UOB Performance Share Plan, when added to the number of New Shares issued and issuable in respect of all Awards granted under the Plan and all options or grants under share option schemes or share schemes, as the case may be, of the Company (including, but not limited to all Options granted under the UOB Share Option Scheme), shall not exceed 15 per cent. of the issued Shares of the Company on the day preceding the relevant Award Date.

The Company may also deliver Shares pursuant to Awards granted under the UOB Performance Share Plan in the form of existing Shares purchased from the market or from Shares held in treasury. Such methods will not be subject to any limit as they do not involve the issuance of any New Shares.

The UOB Performance Share Plan shall continue in force at the absolute discretion of the Committee, subject to a maximum period of 10 years commencing on the date on which the UOB Performance Share Plan is adopted by the Company in general meeting, provided always that the UOB Performance Share Plan may continue beyond the above stipulated period with the approval of Shareholders by ordinary resolution in general meeting and of any relevant authorities which may then be required.

Notwithstanding the expiry or termination of the UOB Performance Share Plan, any Awards made to Participants prior to such expiry or termination will continue to remain valid.

3.6.8 ***Operation of the UOB Performance Share Plan***

Subject to the prevailing legislation and the rules of the Listing Manual, the Company will have the flexibility to deliver Shares to Participants upon vesting of their Awards by way of:

(a) an issue of New Shares; and/or

(b) the delivery of existing Shares.

In determining whether to issue New Shares or to deliver existing Shares to Participants upon vesting of their Awards, the Company will take into account factors such as (but not limited to) the number of Shares to be delivered, the prevailing market price of the Shares and the cost to the Company of either issuing New Shares or delivering existing Shares.

The financial effects of the above methods are discussed in paragraph 3.10 below. The Company has the flexibility, and if circumstances require, to approve the release of an Award, wholly or partly, in the form of cash rather than Shares.

New Shares allotted and issued, and existing Shares procured by the Company for delivery, on the release of an Award shall be eligible for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Shares, the record date for which is on or after the relevant vesting date, and shall in all other respects rank *pari passu* with other existing Shares then in issue.

The Committee shall have absolute discretion to determine whether the Performance Condition has been satisfied (whether fully or partially) or exceeded and in making any such determination, the Committee shall have the right to make reference to the audited results of the Company or the Group (as the case may be) to take into account such factors as the Committee may determine to be relevant, such as changes in accounting methods, taxes and extraordinary events, and further, the right to amend the Performance Condition(s) if the Committee decides that a changed performance target would be a fairer measure of performance.

3.7 **Adjustments and Alterations under the UOB Performance Share Plan.** The following describes the adjustment events under, and provisions relating to alterations of, the UOB Performance Share Plan.

3.7.1 ***Adjustment Events***

If a variation in the ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issues, reduction, subdivision, consolidation, distribution or otherwise) shall take place or if the Company shall make a capital distribution or a declaration of a special dividend (whether in cash or in specie), then the Committee may, in its sole discretion, determine whether:

(a) the class and/or number of Shares which are the subject of an Award to the extent not yet vested; and/or

(b) the class and/or number of Shares in respect of which future Awards may be granted under the UOB Performance Share Plan,

shall be adjusted and if so, the manner in which such adjustments should be made, provided always that the adjustment will not result in a Participant receiving a benefit that a Shareholder does not receive.

The issue of securities as consideration for an acquisition or a private placement of securities, or the cancellation of issued Shares purchased or acquired by the Company by way of a market purchase of such Shares undertaken by the Company on the SGX-ST during the period where a share purchase mandate granted by Shareholders (including any renewal of such mandate) is in force, shall not normally be regarded as a circumstance requiring adjustment, unless the Committee considers an adjustment to be appropriate.

Any adjustment must be confirmed in writing by the Auditors (acting only as experts and not as arbitrators) to be in their opinion, fair and reasonable.

3.7.2 ***Modifications or Alterations to the UOB Performance Share Plan***

The UOB Performance Share Plan may be modified and/or altered from time to time by a resolution of the Committee subject to the prior approval of the SGX-ST and such other regulatory authorities as may be necessary.

However, no modification or alteration shall adversely affect the rights attached to any Award granted prior to such modification or alteration except with the consent in writing of such number of Participants who, if their Awards were released to them on the applicable vesting dates relating to their Awards, would become entitled to not less than three-quarters in number of all the Shares which would fall to be vested upon release of all outstanding Awards on the relevant vesting dates applicable to all such outstanding Awards under the UOB Performance Share Plan.

No alteration shall be made to particular rules of the UOB Performance Share Plan to the advantage of Participants, except with the prior approval of Shareholders in general meeting.

3.8 **Disclosures in Annual Reports.** The Company will make such disclosures in its annual report for as long as the UOB Performance Share Plan continues in operation as from time to time required by the Listing Manual including the following (where applicable):

(a) the names of the members of the Committee administering the UOB Performance Share Plan;

(b) in respect of the following Participants of the UOB Performance Share Plan:

(i) Directors of the Company; and

(ii) Participants (other than those in paragraph (i) above) who have been granted Share Options under the UOB Share Option Scheme and/or who have received Shares pursuant to the release of Awards granted under the UOB Performance Share Plan which, in aggregate, represent five per cent. or more of the aggregate of:

(1) the total number of New Shares available under the UOB Share Option Scheme and the UOB Performance Share Plan collectively; and

(2) the total number of existing Shares delivered pursuant to Awards released under the UOB Performance Share Plan and Share Options exercised under the UOB Share Option Scheme,

the following information:

(aa) the name of the Participant;

(bb) the following particulars relating to Share Options granted under the UOB Share Option Scheme:

(i) Share Options granted during the financial year under review (including terms);

(ii) the aggregate number of Shares comprised in Share Options granted since the commencement of the UOB Share Option Scheme to the end of the financial year under review;

(iii) the aggregate number of Shares arising from Share Options exercised since the commencement of the UOB Share Option Scheme to the end of the financial year under review;

(iv) the aggregate number of Shares comprised in Share Options outstanding as at the end of the financial year under review;

(v) the number of New Shares issued to such Participant during the financial year under review; and

(vi) the number of existing Shares transferred to such Participant during the financial year under review; and

(cc) the following particulars relating to Shares delivered pursuant to Awards released under the UOB Performance Share Plan:

(i) the number of New Shares issued to such Participant during the financial year under review; and

(ii) the number of existing Shares transferred to such Participant during the financial year under review; and

(c) in relation to the UOB Performance Share Plan, the following particulars:

(i) the aggregate number of Shares comprised in Awards granted under the UOB Performance Share Plan since the commencement of the UOB Performance Share Plan to the end of the financial year under review;

(ii) the aggregate number of Shares comprised in Awards which have been released during the financial year under review and in respect thereof, the proportion of:

(1) New Shares issued; and

(2) existing Shares transferred and, where existing Shares were purchased for delivery, the range of prices at which such Shares have been purchased,

upon the release of Awards granted under the UOB Performance Share Plan; and

(iii) the aggregate number of Shares comprised in Awards granted under the UOB Performance Share Plan which have not been released, as at the end of the financial year under review.

3.9 **Role and Composition of the Committee.** The Remuneration Committee which assists the Board of Directors in reviewing remuneration and human resource matters in the Company, will be designated as the Committee responsible for the administration of the UOB Performance Share Plan.

In compliance with the requirements of the Listing Manual, a Participant of the UOB Performance Share Plan who is a member of the Remuneration Committee shall not be involved in its deliberations in respect of Awards to be granted to or held by him or her.

3.10 **Financial Effects of the UOB Performance Share Plan.** The UOB Performance Share Plan is considered a share-based payment that falls under the scope of Financial Reporting Standard 102, Share-based Payment ("**FRS 102**"). Under the UOB Performance Share Plan, the Participants may receive Shares or their equivalent cash value, or combinations thereof as elected by the Committee. The Company shall account for the transaction in accordance with FRS 102.

The fair value of employee services received in exchange for the grant of the Awards would be recognised as a charge to the income statement over the vesting period of the Awards. The total amount of the charge over the vesting period is determined by reference to the fair value of each Award granted at the grant date and the number of Shares vested, with a corresponding credit to the reserve account.

The UOB Performance Share Plan is contingent upon the Participants meeting prescribed Performance Conditions. Where the Performance Condition is a market condition (i.e. a condition that makes reference to the market price of the Shares), the probability of the Performance Condition being met is taken into account in estimating the fair value of the Shares granted at the grant date, and no adjustments to the amounts charged to the income statement are made whether or not the market condition is met.

Where the Performance Condition is not a market condition, the fair value per share of the Shares granted at the grant date is used to compute the amount to be charged to the income statement. At each accounting date, the estimate of the number of Shares granted under the Awards that are expected to vest by the vesting date is revised, and the impact of the revised estimate is recognised in the income statement with a corresponding adjustment to the reserve account. After the vesting date, no adjustment to the charge to the income statement is made. There would be no charge to the income statement if the Awards do not ultimately vest. For time-based Awards, the amount charged to the income statement is similarly determined as the condition attached thereto is non-market in nature.

The following sets out the financial effects of the UOB Performance Share Plan:

3.10.1 ***Share capital***

The UOB Performance Share Plan will result in an increase in the Company's issued Shares only if New Shares are issued to Participants. The number of New Shares issued will depend on, *inter alia*, the size of the Awards granted under the UOB Performance Share Plan. In any case, the number of New Shares to be issued under the UOB Performance Share Plan, the UOB Share Option Scheme and any other share option scheme or share scheme of the Company, will be subject to the maximum limit of 15 per cent. of the Company's total issued Shares. If, instead of issuing New Shares to Participants, existing Shares are purchased for delivery to Participants, the UOB Performance Share Plan will have no impact on the Company's issued Shares.

3.10.2 ***NTA***

The UOB Performance Share Plan is likely to result in a charge to the Company's income statement over the period from the grant date to the vesting date of the Awards. The amount of the charge will be computed in accordance with FRS 102. If New Shares are issued under the UOB Performance Share Plan, there would be no effect on the NTA. However, if instead of issuing New Shares to Participants, existing Shares are purchased for delivery to Participants or the Company pays the equivalent cash value, the NTA would be impacted by the cost of the Shares purchased or the cash payment, respectively.

3.10.3 ***EPS***

The UOB Performance Share Plan is likely to result in a charge to earnings over the period from the grant date to the vesting date, computed in accordance with FRS 102, as well as an increase in the number of Shares issued if new Shares are issued for the UOB Performance Share Plan.

It should be noted that the delivery of Shares to Participants under the UOB Performance Share Plan will generally be contingent upon the Participants meeting the prescribed conditions.

As at the Latest Practicable Date:

(a) the Company has issued 4,733,000 New Shares pursuant to the exercise of Options granted under the UOB Share Option Scheme, representing 0.31 per cent. of the Company's issued Shares; and

(b) there were outstanding Share Options granted under the UOB Share Option Scheme to acquire an aggregate of 716,000 Shares, representing approximately 0.05 per cent. of the Company's issued Shares.

Accordingly, as at the Latest Practicable Date, the Company has used approximately 0.36 per cent. out of the maximum 15 per cent. limit described above.

4. THE PROPOSED AMENDMENT TO THE ARTICLES

4.1 **New Article 139A.** The UOB Performance Share Plan, if adopted at this EGM, would involve the awarding of Shares to Participants for which no consideration is payable by the Participants. Existing Article 139 currently permits the Company to issue bonus shares for which no consideration is payable only to its Shareholders. In light of this, it is proposed that a new Article 139A be inserted into the Articles to facilitate the issue of shares for which no consideration is payable, to Participants upon vesting of their Awards, pursuant to the proposed UOB Performance Share Plan. Details of the UOB Performance Share Plan are set out in paragraph 3 above.

In addition, it is also proposed to insert a new marginal note "Power to issue incentive shares and/or to capitalise profits and reserves for employee share-based incentive plans" for ease of reference.

4.2 **The Appendix.** The text of New Article 139A which is proposed to be inserted is set out in the Appendix to this Circular. The proposed alteration to the Articles is subject to Shareholders' approval.

5 INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

5.1 **Directors.** As at the Latest Practicable Date, the interests of the Directors in the Shares and Share Options as recorded in the Register of Directors' shareholdings are as follows:

	Number of Shares				
Director	Shares Registered in the Name of Directors	%[1]	Shares in which Directors are Deemed to have an Interest	%[1]	Number of new Shares comprised in outstanding Share Options granted pursuant to UOB Share Option Scheme
Wee Cho Yaw	16,390,248	1.08	245,208,142	16.10	–
Wee Ee Cheong	2,794,899	0.18	146,085,251	9.59	–
Ngiam Tong Dow	–	–	8,600	–	–
Prof Cham Tao Soon	–	–	9,775	–	–
Wong Meng Meng	–	–	–	–	–
Philip Yeo Liat Kok	–	–	–	–	–
Tan Kok Quan	–	–	74,475	–	–
Prof Lim Pin	–	–	–	–	–
Ng Boon Yew	–	–	5,280	–	–
Michael Lien Jown Leam	–	–	–	–	–

[1] Based on 1,523,511,625 issued shares in the capital of UOB as at the Latest Practicable Date.

5.2 **Substantial Shareholders.** As at the Latest Practicable Date, the interests of the substantial shareholders of UOB as recorded in the Register of Substantial Shareholders are as follows:

	Number of Shares					
	Shareholdings Registered in the name of Substantial Shareholders		Other shareholdings in which Substantial Shareholders are deemed to have an interest		Total Interest	
Substantial Shareholder	No. of Shares	%[1]	No. of Shares	%[1]	No of Shares	%[1]
Estate of Lien Ying Chow, deceased	316,516	0.02	81,888,554[2]	5.37	82,205,070	5.40
Lien Ying Chow Private Limited	–	-	81,788,771[2]	5.37	81,788,771	5.37
Wah Hin and Company Private Ltd	81,221,771	5.33	567,000[3]	0.04	81,788,771	5.37
Sandstone Capital Pte Ltd	567,000	0.04	81,221,771[4]	5.33	81,788,771	5.37
Wee Cho Yaw	16,390,248	1.08	242,459,557[5]	15.91	258,849,805	16.99
Wee Ee Cheong	2,794,899	0.18	146,051,011[5]	9.59	148,845,910	9.77
Wee Ee Chao	141,164	0.01	115,802,696[5]	7.60	115,943,860	7.61
Wee Ee Lim	1,606,834	0.11	146,033,758[5]	9.59	147,640,592	9.69
Wee Investments Private Ltd	110,909,021	7.28	2,071,021	0.14	112,980,042	7.42

[1] Based on 1,523,511,625 issued shares in the capital of UOB as at the Latest Practicable Date.

[2] Estate of Lien Ying Chow, deceased and Lien Ying Chow Private Limited are each deemed to have an interest in the 81,788,771 UOB shares in which Wah Hin and Company Private Limited has an interest.

[3] Wah Hin and Company Private Limited is deemed to have an interest in the 567,000 UOB shares held by Sandstone Capital Pte Ltd.

[4] Sandstone Capital Pte Ltd is deemed to have an interest in the 81,221,771 UOB shares held by Wah Hin and Company Private Limited.

[5] Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in Wee Investments Private Ltd's total direct and deemed interests of 112,980,042 UOB Shares.

6. DIRECTORS' RECOMMENDATION

6.1 **The Proposed Renewal of the Share Purchase Mandate.** The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interest of UOB. Accordingly, they recommend that Shareholders vote in favour of the Ordinary Resolution 1 relating to the proposed renewal of the Share Purchase Mandate at the EGM.

6.2 **The Proposed Adoption of the UOB Performance Share Plan.** The Directors are of the opinion that the proposed adoption of the UOB Performance Share Plan is in the best interest of the Company. Accordingly, they recommend that Shareholders vote in favour of Ordinary Resolution 2 relating to the proposed adoption of the UOB Performance Share Plan at the EGM.

None of the Directors has any interest, direct or indirect, in the proposed UOB Performance Share Plan.

In addition, it should be highlighted that the passing of Ordinary Resolution 2 is contingent upon the approval of Special Resolution 3, being the Special Resolution relating to the proposed amendment to the Articles. If Special Resolution 3 is not approved, Ordinary Resolution 2, being the Ordinary Resolution relating to the proposed adoption of the UOB Performance Share Plan cannot be carried out by UOB.

6.3 **The Proposed Amendment to the Articles.** The Directors are of the opinion that the proposed amendment to the Articles is in the best interest of the Company. Accordingly, they recommend that Shareholders vote in favour of Special Resolution 3, being the Special Resolution relating to the proposed amendment to the Articles at the EGM.

7. EXTRAORDINARY GENERAL MEETING

7.1 **EGM.** The EGM, notice of which is set out on pages 29 to 32, will be held at Marina Mandarin Singapore, Marina Mandarin Ballroom, Level 1, 6 Raffles Boulevard, Marina Square, Singapore 039594 on 27 April 2007 at 3.15 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Fifth Annual General Meeting of UOB to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the resolutions set out in the Notice of EGM.

7.2 **Depositor.** If you are a Depositor, you shall not be entitled to attend and vote at the EGM unless you are shown to have Shares entered against your name in the Depository Register at least 48 hours before the time fixed for holding the EGM, as certified by CDP to UOB.

8. ACTION TO BE TAKEN BY SHAREHOLDERS

8.1 **Appointment of Proxies.** There is enclosed with this Circular a notice of EGM and a Proxy Form. If any Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, such Shareholder should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the Company's office at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, not later than 48 hours before the time fixed for the EGM. Completing and returning a Proxy Form does not preclude the Shareholder from attending and voting in person at the EGM in place of his proxy.

8.2 **Abstention from Voting.** Any Shareholder who is potentially eligible to participate in the UOB Performance Share Plan (such as employees of the Company and its subsidiaries) must abstain from voting at the EGM in respect of Resolution 2, being the Ordinary Resolution relating to the adoption of the UOB Performance Share Plan. Such Shareholder should also not accept nominations to act as proxy, corporate representative or attorney to vote in respect of Resolution 2 unless that Shareholder appointing him indicates clearly how votes are to be cast in respect of Resolution 2.

9. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in the Circular misleading.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the office of the Company Secretary of UOB at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, during normal business hours from the date of this Circular up to and including the date of the EGM:

(a) the Memorandum and Articles of Association of UOB;

(b) the annual report of UOB for the financial year ended 31 December 2006;

(c) the 2006 Circular; and

(d) the proposed Rules of the UOB Performance Share Plan.

Yours faithfully,
For and on behalf of
the Board of Directors
UNITED OVERSEAS BANK LIMITED

Wee Cho Yaw
Chairman & Chief Executive Officer

THE PROPOSED AMENDMENT TO THE ARTICLES

The amendment which is proposed to be made to the Articles is set out below. For ease of reference the full text of new Article 139A as proposed to be inserted has been reproduced.

NEW ARTICLE 139A

New Article 139A is proposed to be inserted immediately after Article 139 as follows:

Power to issue incentive shares and/or to capitalise profits and reserves for employee share-based incentive plans.

139A. In addition and without prejudice to the powers provided for by Article 139, the Directors shall have the power to issue shares for which no consideration is payable and/or to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full new shares, in each case on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or share option or share award scheme or plan implemented by the Company and approved by shareholders in General Meeting and on such terms as the Directors shall think fit.

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No.: 193500026Z)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of United Overseas Bank Limited (the "**Company**") will be held at Marina Mandarin Singapore, Marina Mandarin Ballroom, Level 1, 6 Raffles Boulevard, Marina Square, Singapore 039594 on 27 April 2007 at 3.15 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Fifth Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the following resolutions, of which Resolutions 1 and 2 will be proposed as ordinary resolutions and Resolution 3 will be proposed as a special resolution:

Resolution 1: As Ordinary Resolution
The Proposed Renewal of the Share Purchase Mandate

THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the "**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act;

and otherwise in accordance with all other laws and regulations and rules of SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held; and

(ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"Maximum Limit" means that number of Shares representing five per cent. of the total number of issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"Maximum Price" in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of a Share, 105 per cent. of the Average Closing Price of the Shares; and

(ii) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110 per cent. of the Average Closing Price of the Shares,

where:

"Average Closing Price" means the average of the last dealt prices of a Share for the five consecutive market days on which the Shares were transacted on the SGX-ST immediately preceding the date of the market purchase by the Company or, as the case may be, the date of making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five-day period; and

"date of the making of the offer" means the date on which the Company announces its intention to make an offer for an off-market purchase, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the off-market purchase; and

(d) the Directors of the Company and each of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

Resolution 2: As Ordinary Resolution
The Proposed Adoption of the UOB Performance Share Plan

THAT contingent upon the passing of Resolution 3:

(a) a performance share plan to be known as the "UOB Performance Share Plan" (the **"UOB Performance Share Plan"**), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting, under which awards (**"Awards"**) of Shares, their equivalent cash value or combinations thereof will be granted, free of payment, to selected employees of the Company and its subsidiaries, be and is hereby approved;

(b) the Directors of the Company be and are hereby authorised:

(i) to establish and administer the UOB Performance Share Plan; and

(ii) to modify and/or alter the UOB Performance Share Plan where necessary, provided that such modification and/or alteration is effected in accordance with the provisions of the UOB Performance Share Plan, and to do all such acts and enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the UOB Performance Share Plan; and

(c) the Directors of the Company be and are hereby authorised to grant Awards in accordance with the provisions of the UOB Performance Share Plan and to deliver existing Shares (including treasury shares) and allot and issue from time to time such number of Shares as may be required to be allotted and issued pursuant to the vesting of Awards under the UOB Performance Share Plan, provided that the aggregate number of new Shares to be allotted and issued pursuant to the UOB Performance Share Plan and any other share option scheme and/or share scheme shall not exceed 15 per cent. of the total issued Shares from time to time.

Resolution 3: As Special Resolution
The Proposed Amendment to the Articles of Association of the Company

THAT new Article 139A be inserted into the Articles of Association of the Company in the manner and to the extent as set out below:

139A. In addition and without prejudice to the powers provided for by Article 139, the Directors shall have the power to issue shares for which no consideration is payable and/or to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full new shares, in each case on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or share option or share award scheme or plan implemented by the Company and approved by shareholders in General Meeting and on such terms as the Directors shall think fit.

Power to issue incentive shares and/or to capitalise profits and reserves for employee share-based incentive plans.

BY ORDER OF THE BOARD

Vivien Chan
Company Secretary

4 April 2007

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy or proxies must be deposited at the Company's office at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, (Attention: The Company Secretary) not less than 48 hours before the time fixed for holding the Extraordinary General Meeting.

3. The Company intends to use its internal sources of funds to finance its purchase or acquisition of the Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired and the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

   Based on the total number of issued Shares as at 26 March 2007 (the "**Latest Practicable Date**"), the purchase by the Company of five per cent. of its issued Shares will result in the purchase or acquisition of 76,175,581 Shares.

   Assuming that the Company purchases or acquires the 76,175,581 Shares at the Maximum Price, the maximum amount of funds required is approximately:

   (a) in the case of market purchases of Shares, S$1,663,674,689 based on S$21.84 for one Share (being the price equivalent to five per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive market days immediately preceding the Latest Practicable Date); and

   (b) in the case of off-market purchases of Shares, S$1,742,897,293 based on S$22.88 for one Share (being the price equivalent to ten per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive market days immediately preceding the Latest Practicable Date).

   The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Company and the Company and its subsidiaries for the financial year ended 31 December 2006, based on these assumptions, are set out in paragraph 2.8.4 of the circular to shareholders of the Company dated 4 April 2007.

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No. 193500026Z)

IMPORTANT

1. This Circular is sent to investors who have used their CPF monies to buy shares of United Overseas Bank Limited FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF investors who wish to vote should contact their CPF Approved Nominees.

PROXY FORM FOR EXTRAORDINARY GENERAL MEETING

I/We ____ (Name)

of ____ (Address)
being (a) member/members of United Overseas Bank Limited (the "**Company**"), hereby appoint:

Name		**Proportion of Shareholdings**	
NRIC/ Passport Number		**No. of Shares**	**%**
Address			

and/or *

Name		**Proportion of Shareholdings**	
NRIC/ Passport Number		**No. of Shares**	**%**
Address			

** Please delete as appropriate.*

or failing him/her, **the Chairman of the Meeting** as my/our proxy/proxies to attend and to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at Marina Mandarin Singapore, Marina Mandarin Ballroom, Level 1, 6 Raffles Boulevard, Marina Square, Singapore 039594 on 27 April 2007 at 3.15 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Fifth Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy/proxies to vote. In the absence of specific directions, the proxy/proxies will vote as the proxy/proxies deem fit.)

	For	**Against**
Ordinary Resolution 1 The proposed renewal of the Share Purchase Mandate.		
Ordinary Resolution 2 The proposed adoption of the UOB Performance Share Plan.		
Special Resolution 3 The proposed amendment to the Articles of Association of the Company.		

Dated this ________ day of ________________ 2007

Shares in:	No. of Shares
(i) Depository Register	
(ii) Register of Members	
Total	

____
Signature(s) or Common Seal of Shareholder(s)

IMPORTANT: PLEASE READ NOTES OVERLEAF

Notes:

1. Please insert the number of shares held by you and registered in your name in the Register of Members and in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. Completion and return of this instrument appointing a proxy shall not preclude a member from attending and voting at the meeting. Any appointment of a proxy or proxies shall be deemed to be revoked if a member attends the meeting in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under this instrument of proxy, to the meeting.

5. The instrument appointing a proxy or proxies must be deposited at the Company's Office at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624, (Attention: The Company Secretary) not less than 48 hours before the time appointed for the Meeting.

6. The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed under its common seal or under the hand of an officer or attorney duly authorized. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof (failing previous registration with the Company) must be lodged with the instrument of proxy, failing which, the instrument may be treated as invalid.

7. A corporation which is a member may authorize by a resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.

8. The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.

9. Agent Banks acting on the request of CPF Investors who wish to attend the meeting as Observers are required to submit in writing, a list with details of the investors' name, NRIC/Passport numbers, addresses and numbers of shares held. The list, signed by an authorized signatory of the Agent Bank, should reach the Company Secretary at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624 not later than 48 hours before the time fixed for holding the meeting.

UOB

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07399

The Company Secretary
United Overseas Bank Limited
80 Raffles Place, 4th Storey, UOB Plaza 1
Singapore 048624

FOLD AND GLUE OVERLEAF. DO NOT STAPLE

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Delivering Value Driving Growth

Annual Report 2006

UNITED BEHIND YOU

UNITED OVERSEAS BANK LIMITED

Contents

All figures in this Annual Report are in Singapore Dollars unless otherwise specified

	The Group		
Profit for the financial year ($'000)	**2006**	2005	Increase/ decrease
Net profit after tax [1]			
– Including one-time gain [2]	**2,570,488**	1,709,206	50.4%
– Excluding one-time gain	**1,881,796**	1,709,206	10.1%
Selected balance sheet items as at year-end ($'000)			
Customer loans (net) [3]	**76,874,585**	67,142,153	14.5%
Customer deposits	**95,551,715**	85,502,760	11.8%
Total assets	**161,311,677**	145,072,770	11.2%
Shareholders' equity [4]	**16,790,634**	14,928,662	12.5%
Financial ratios			
Basic earnings per ordinary share [5] [6] (cents)			
– Including one-time gain	**165.2**	111.2	48.6%
– Excluding one-time gain	**120.1**	111.2	8.0%
Return on average ordinary shareholders' equity (ROE) [5] [6] (%)			
– Including one-time gain	**17.0**	12.4	4.6% points
– Excluding one-time gain	**12.3**	12.4	-0.1% point
Return on average assets (ROA) [6] (%)			
– Including one-time gain	**1.65**	1.25	0.40% point
– Excluding one-time gain	**1.21**	1.25	-0.04% point
Expense/income ratio (%)			
– Including one-time gain	**35.9**	37.9	-2.0% points
– Excluding one-time gain	**41.1**	37.9	3.2% points
Dividend per ordinary share (cents)			
– Interim	**20.0**	20.0	–
– Special [7]	**30.0**	28.5	5.3%
– Final	**50.0**	40.0	25.0%
Net asset value per ordinary share [8] ($)	**10.48**	9.17	14.3%
Capital adequacy ratios (%)			
– Tier 1 capital	**11.0**	11.0	–
– Total capital	**16.3**	16.1	0.2% point

[1] Net profit after tax refers to profit attributable to equity holders of the Bank.
[2] One-time gain refers to the special dividend received from Overseas Union Enterprise Limited (OUE) and gain from divestment of OUE and Hotel Negara Limited, recorded by the Group and its associates in 2006.
[3] Including amount pledged under repurchase agreements.
[4] Shareholders' equity refers to equity attributable to equity holders of the Bank.
[5] Calculated based on profit attributable to equity holders of the Bank net of subsidiary preference share dividend incurred for the financial year.
[6] Including the amortisation of intangible assets.
[7] Special dividend in 2005 refers to the dividend in specie of shares in United Overseas Land Limited.
[8] Subsidiary preference shares were excluded from the computation.

Brief Profile

OUR MISSION

To be a premier bank in the Asia-Pacific region, committed to providing quality products and excellent service.

United Overseas Bank was incorporated on 6 August 1935 as the United Chinese Bank. Founded by Datuk Wee Kheng Chiang, the Bank catered mainly to the Fujian community in its early years. The change of name was effected in 1965.

Over the past 72 years, UOB has grown with Singapore. Through a series of acquisitions, it is now a leading bank in Singapore with banking subsidiaries in Malaysia, Thailand, Indonesia and the Philippines. Today, the UOB Group has a network of over 500 offices in 18 countries and territories in Asia-Pacific, Western Europe and North America.

Besides Far Eastern Bank in Singapore, UOB's banking subsidiaries include United Overseas Bank (Malaysia), United Overseas Bank (Thai), PT Bank UOB Indonesia, PT Bank UOB Buana and United Overseas Bank Philippines.

UOB provides a wide range of financial services through its global network of branches/offices and subsidiaries/associates: personal financial services, private banking, trust services, commercial and corporate banking, investment banking, corporate finance, capital market activities, treasury services, futures broking, asset management, venture capital management, general insurance, life assurance and stockbroking services.

In Singapore, UOB is a recognised leader in the personal loans business and its total card base of over 1.5 million firmly places it in the top position in credit and debit cards. It is also the market leader in loans to small and medium-sized enterprises. Its fund management arm, UOB Asset Management, has the distinction of being one of Singapore's most awarded fund managers.

Through other subsidiaries, as well as associates, UOB also has diversified interests in travel, leasing and property management.

UOB is rated among the world's top banks by Moody's Investors Service, receiving B for Bank Financial Strength, and Aa3 and Prime-1 for long-term and short-term deposits respectively.

In 2006, UOB was again awarded recognition by leading publications, organisations and the investment community. They include:

- Best Bank in Singapore (Global Finance)
- Best Domestic Bank – Singapore (Asiamoney)
- Best Corporate Governance – Singapore (Euromoney)
- Best Sub-Custodian Bank in Singapore (Global Finance)
- Best FIG Borrower – Asia (Euromoney)
- Most Valuable Singapore Brand – Ranked 2nd (International Enterprise Singapore)
- Most Admired Singapore Company – Ranked 5th (Wall Street Journal)
- Best Investor Relations in Singapore – Ranked 7th (FinanceAsia)
- Best Managed Company in Singapore – Ranked 8th (FinanceAsia)
- Distinguished Patron of the Arts (National Arts Council)



525 offices around the world

Singapore 72 Indonesia 218 Thailand 156 Malaysia 43 China 11
Hong Kong 7 Taiwan 3 USA 3 Australia 2 Brunei 2 Canada 1 France 1 Japan 1
Myanmar 1 Philippines 1 South Korea 1 United Kingdom 1 Vietnam 1

GLOBAL FINANCE

WORLD'S BEST BANKS 2006

BEST BANK IN SINGAPORE

ASIAMONEY

BEST FINANCIAL INSTITUTIONS POLL 2006

BEST DOMESTIC BANK – SINGAPORE

GLOBAL FINANCE

BEST DEVELOPED MARKET BANKS 2006

BEST BANK IN SINGAPORE

EUROMONEY

CORPORATE GOVERNANCE POLL

BEST CORPORATE GOVERNANCE – SINGAPORE

GLOBAL FINANCE

BEST SUB-CUSTODIANS 2006

BEST SUB-CUSTODIAN BANK IN SINGAPORE

EUROMONEY

WORLD'S BEST BORROWERS IN 2006

BEST FIG BORROWER – ASIA

INTERNATIONAL ENTERPRISE SINGAPORE

SINGAPORE BRAND AWARD 2006

MOST VALUABLE SINGAPORE BRAND (RANKED 2ND)

INTERNATIONAL ENTERPRISE SINGAPORE

SINGAPORE BRAND AWARD 2006

FASTEST GROWING SINGAPORE BRANDS

WALL STREET JOURNAL

ASIA'S 200 MOST ADMIRED COMPANIES

MOST ADMIRED SINGAPORE COMPANY (RANKED 5TH)

FINANCEASIA

ASIA'S BEST COMPANIES 2006

BEST INVESTOR RELATIONS – SINGAPORE (RANKED 7TH)

FINANCEASIA

ASIA'S BEST COMPANIES 2006

BEST MANAGED COMPANY – SINGAPORE (RANKED 8TH)

INTERNATIONAL ENTERPRISE SINGAPORE & DP INFORMATION

SINGAPORE INTERNATIONAL 100 RANKING (RANKED 20TH)

THE EDGE-LIPPER

THE EDGE-LIPPER SINGAPORE UNIT TRUST AWARDS

BEST PERFORMING EQUITY SINGAPORE FUND OVER 10 YEARS (UNITED GROWTH FUND)

THE EDGE-LIPPER

THE EDGE-LIPPER SINGAPORE UNIT TRUST AWARDS

BEST PERFORMING EQUITY GLOBAL FUND OVER 5 YEARS (UNITED INTERNATIONAL GROWTH FUND)

STANDARD & POOR'S

INVESTMENT FUNDS AWARD SINGAPORE 2006

BEST PERFORMING EQUITY GLOBAL FUND OVER 5 YEARS (UNITED INTERNATIONAL GROWTH FUND)

STANDARD & POOR'S

INVESTMENT FUNDS AWARD SINGAPORE 2006

BEST PERFORMING SECTOR HEALTHCARE FUND OVER 3 YEARS (UNITED GLOBAL HEALTHCARE FUND)

NATIONAL ARTS COUNCIL

23RD PATRON OF THE ARTS AWARDS

DISTINGUISHED PATRON OF THE ARTS

BEST IN CLASS

Through Leadership



" ...we have a dedicated and strong team helming the Bank."

Wee Cho Yaw
Chairman & Chief Executive Officer

50.4%
growth in after-tax profit

12.5%
increase in shareholders' equity

17%
return on equity

32.5%
of Group's pre-tax profit from overseas

2006 Review

2006 was a " 丰年 " (year of abundance) for the world in general, and for Singapore in particular. Stimulated by strong exports, a rising stock market and a surge in the property market, Singapore's GDP grew by 7.7%, exceeding earlier expectations and 2005's growth of 6.4%.

Reflecting the buoyant economy and boosted by our divestment of Overseas Union Enterprise (OUE) as well as Hotel Negara, the Group closed the year with a record after-tax profit of $2.6 billion. UOB Group's banking subsidiaries in Malaysia, Thailand and Indonesia also contributed significantly to the profit.

Our regionalisation strategy took one step further in January 2007 when we signed an agreement to take an initial stake of 10% in The Southern Commercial Joint Stock Bank (Southern Bank) for a consideration of $46 million. The agreement provides for UOB to increase its shareholding when the Vietnamese law is changed to allow higher investments by foreign banks. Southern Bank is among the top two commercial joint stock banks in Vietnam in terms of registered capital, and is among the top 10 banks in terms of assets.

Profit and Dividend

The Group recorded a 50.4% increase in after-tax profit to $2.6 billion. Excluding the one-time gain of $689 million from the special dividend from OUE and the sale of our holdings in OUE and Hotel Negara, the Group achieved an after-tax profit of $1.9 billion (2005: $1.7 billion).

The higher profit was largely attributable to higher income which rose 12.3% to $4.2 billion (2005: $3.8 billion).

The Group's shareholders' equity rose by 12.5% to $16.8 billion (2005: $14.9 billion) and the Group's return on equity (ROE), including the one-time gain, was 17%. Excluding the one-time gain, the Group's ROE was 12.3%.

Non-bank loans at end-2006 stood at $76.9 billion, showing an increase of 14.5% over 2005's $67.1 billion. Non-bank deposits grew by 11.8%, from $85.5 billion to $95.6 billion during the year. In line with the improved regional economies, non-performing loans were substantially reduced from $3.9 billion to $3.2 billion. Expense-to-income ratio, however, rose from 37.9% to 41.1% as talent search in the financial sector intensified, coupled with the Group's continued effort to improve its regional network infrastructure.

Our focus on growing our regional businesses yielded satisfactory results in 2006. Pre-tax profit from overseas operations improved by 57.5%, from $508 million to $800 million during the year. This represented 32.5% of the Group's pre-tax profit (2005: 22.4%).

Buoyed by strong small and medium-sized enterprise and consumer loans, United Overseas Bank (Malaysia) [UOB (Malaysia)] Group achieved higher after-tax profit of $182 million (2005: $157 million). United Overseas Bank (Thai) reported lower profit of $26.1 million in 2006 compared to $50.1 million (pro-forma basis) in 2005 because of additional provisions required by the Bank of Thailand ahead of the implementation of the International Accounting Standard No. 39. PT Bank UOB Indonesia and PT Bank UOB Buana (UOB Buana) reported a combined profit of $92.4 million, representing an improvement of 25.2% over the combined profit of $73.8 million in 2005.

Our Singapore subsidiaries also put up creditable performances in the year under review. Far Eastern Bank Group enjoyed a 5.1% increase in after-tax profit of $13.5 million (2005: $12.8 million). Because of higher profit from underwriting business and higher investment returns, United Overseas Insurance Group recorded an after-tax profit of $22.3 million (2005: $20.7 million).

The UOB Board proposes to transfer $300 million to reserves. It recommends a final dividend of 50 cents and a special dividend of 10 cents per ordinary share less 18% Singapore income tax. Together with the interim dividend of 20 cents and special dividend of 20 cents per ordinary share less 20% Singapore income tax, total dividend for the financial year ended 31 December 2006 would amount to $1.00 per ordinary share (2005: 88.5 cents per ordinary share).

2007 Prospects

While there is consensus that world economic growth is likely to moderate in 2007, there is also widespread belief that the Asian region will continue to enjoy healthy growth. An avian flu pandemic, acts of terrorism and oil price hikes could still derail this optimistic outlook, but the world has so far shown a strong resilience in coping with such threats.

With China, India and Japan leading the charge, the Asian economies are likely to enjoy good growth in the months ahead. Singapore should continue to benefit from the regional prosperity and strong domestic demand. Official estimates place 2007's growth between 4.5% and 6.5%. We are optimistic that the higher end of the estimate would be achieved.

This optimism is predicated on the upward trend of the property market, the spill-over effects of the two integrated resorts, and the rapid growth of the biomedical and pharmaceutical sector. Our Singapore operations will maximise the growth opportunities offered by the positive business environment.

With the consolidation of our regional operations and the generally favourable business outlook, our banking subsidiaries in Malaysia, Indonesia and Thailand should put up creditable performances this year. UOB (Malaysia) has increased its branch network to 41 (four new branches were opened in 2006) and this has increased our reach in the market. In Indonesia, we are rebranding UOB Buana to better reflect its close association with the Group.

We have submitted our application for local incorporation in China, and expect contribution from China to grow significantly in the near future. We should be on track to derive 40% of our profits from our overseas operations by 2010.

The Bank's efforts to adopt the Basel II – Foundation Internal Rating Based (FIRB) Approach for Credit Risk and the Standardised Approach for Operational Risk by 2008 are progressing on schedule. We expect to complete all validation before the end of 2007.

In line with our belief that a strong corporate governance culture is essential to the vitality of the organisation, we have reinforced our risk management and compliance functions. This includes strengthening our systems infrastructure as well as streamlining our operations for more efficient risk management and corporate compliance.

The effectiveness of any system or structure, however, depends ultimately on the people operating them. Having the right people at the right place will, therefore, continue to be the core of our staff development programme. In the increasingly competitive marketplace and growing sophistication of consumers, quality service and innovative products are crucial to the Bank's success.

I believe that we have a dedicated and strong team helming the Bank. We will build upon this strength by attracting the best and brightest and retaining them with appropriate training as well as an equitable system of performance-based rewards.

Acknowledgements

Mr Ng Boon Yew, who has been a Board member since October 2001, has decided not to seek re-election at this annual general meeting because of overseas commitments. On behalf of the Board, I thank him for his wise counsel and his contributions as a director in the past six years.

The Group's strong performance in 2006 would not have been possible without the learned advice of our directors, the hard work put in by staff and the support from our customers. To all these people, I want to record my deep appreciation.

Wee Cho Yaw
Chairman & Chief Executive Officer
February 2007

Group total income

Net interest income
2006: $2,710 million +15.5%
2005: $2,348 million

Non-interest income
2006: $2,127 million +50.4%
2005: $1,414 million


5000
4000
3000
2000
1000
0
$ million
2002
2003
2004
2005
2006

		2002	2003	2004	2005	2006
Net interest income	$'m	2,128	2,071	2,155	2,348	**2,710**
	US$'m	1,226	1,217	1,319	1,412	**1,769**
Non-interest income	$'m	906	1,089	1,104	1,414	**2,127**
	US$'m	522	640	676	850	**1,388**

Net interest income   Non-interest income   One-time income of $613 million

Group net profit after tax

2006: $2,570 million +50.4%
2005: $1,709 million


3000
2400
1800
1200
600
0
$ million
2002
2003
2004
2005
2006

		2002	2003	2004	2005	2006
Net profit after tax	$'m	1,006	1,202	1,452	1,709	**2,570**
	US$'m	579	707	889	1,028	**1,677**

Net profit after tax   One-time gain of $689 million

Group earnings per ordinary share *

Including intangible assets
2006: 120.1 cents +8.0%
2005: 111.2 cents

Excluding intangible assets
2006: 121.0 cents +5.1%
2005: 115.1 cents


125
100
75
50
25
0
cents
2002
2003
2004
2005
2006

		2002	2003	2004	2005	2006
Including intangible assets	¢	64.0	76.5	92.6	111.2	**120.1**
	US¢	36.9	45.0	56.7	66.9	**78.4**
Excluding intangible assets	¢	76.5	89.3	106.3	115.1	**121.0**
	US¢	44.1	52.5	65.1	69.2	**79.0**

Including intangible assets   Excluding intangible assets

* Excluding one-time gain.

Note:
One-time income/gain refers to the special dividend received from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited, recorded by the Group and its associates in 2006.

Financial Highlights

Group return on average ordinary shareholders' equity (ROE)*

Including intangible assets
2006: 12.3% -0.1% point
2005: 12.4%

Excluding intangible assets
2006: 12.4% -0.5% point
2005: 12.9%



15
13
11
9
7
5
%
2002
2003
2004
2005
2006

	2002	2003	2004	2005	2006
	7.9%	9.3%	10.8%	12.4%	**12.3%**
	9.5%	10.9%	12.4%	12.9%	**12.4%**
	7.8%	8.5%	11.7%	9.2%	**12.3%**

Including intangible assets — Excluding intangible assets — Average rate (including intangible assets) of major local bank groups

* Excluding one-time gain.

Group return on average assets (ROA)*

Including intangible assets
2006: 1.21% -0.04% point
2005: 1.25%

Excluding intangible assets
2006: 1.22% -0.07% point
2005: 1.29%



1.6
1.4
1.2
1.0
0.8
0.6
%
2002
2003
2004
2005
2006

	2002	2003	2004	2005	2006
	0.9%	1.1%	1.2%	1.2%	**1.2%**
	1.1%	1.3%	1.4%	1.3%	**1.2%**
	0.8%	0.9%	1.2%	0.9%	**1.2%**

Including intangible assets — Excluding intangible assets — Average rate (including intangible assets) of major local bank groups

* Excluding one-time gain.

Dividends

Dividend payment
2006: $1,237 million +13.7%
2005: $1,088 million

Dividend cover
2006: 3.0 times
2005: 2.3 times



1750
1400
1050
700
350
0
$ million
3.0
2.4
1.8
1.2
0.6
0
times
58.8 (1)
60
60
88.5 (3)
100 (5)
2002
2003
2004
2005
2006

	2002	2003	2004	2005	2006
$'m	720	748	744	1,088	**1,237**
US$'m	415	440	455	654	**807**
times	2.1 (2)	1.6	2.0	2.3 (4)	**3.0** (6)

Dividend payment — Dividend cover — Dividend per ordinary share (cents)

(1) Includes special dividend in specie of 18.8 cents.
(2) Dividend cover is 1.4 times for 2002 if the special dividend in specie of 18.8 cents is included.
(3) Includes special dividend in specie of 28.5 cents.
(4) Dividend cover is 1.6 times for 2005 if the special dividend in specie of 28.5 cents is included.
(5) Includes special dividend of 30.0 cents.
(6) Dividend cover is 2.1 times for 2006 if the special dividend of 30.0 cents is included.

Group assets

2006: $161,312 million ■ +11.2%
2005: $145,073 million



200000
160000
120000
80000
40000
0
$ million
2002
2003
2004
2005
2006

		2002	2003	2004	2005	2006
■	$'m	107,430	113,446	134,879	145,073	**161,312**
	US$'m	61,887	66,702	82,555	87,230	**105,264**

Group customer loans

2006: $76,875 million ■ +14.5%
2005: $67,142 million



80000
64000
48000
32000
16000
0
$ million
2002
2003
2004
2005
2006

		2002	2003	2004	2005	2006
■	$'m	58,884	59,297	64,300	67,142	**76,875**
	US$'m	33,921	34,864	39,356	40,372	**50,164**

Group customer deposits

2006: $95,552 million ■ +11.8%
2005: $85,503 million



100000
80000
60000
40000
20000
0
$ million
2002
2003
2004
2005
2006

		2002	2003	2004	2005	2006
■	$'m	67,919	69,863	79,019	85,503	**95,552**
	US$'m	39,126	41,077	48,365	51,412	**62,352**

Group loans/deposits ratio

2006: 80.5% ■ +2.0% points
2005: 78.5%



90
80
70
60
50
40
%
2002
2003
2004
2005
2006

	2002	2003	2004	2005	2006
-■-	86.7%	84.9%	81.4%	78.5%	**80.5%**

Financial Highlights

Group shareholders' equity

2006: $16,791 million ■ +12.5%
2005: $14,929 million



17500
14000
10500
7000
3500
0
$ million
2002
2003
2004
2005
2006

		2002	2003	2004	2005	2006
■	$'m	12,613	13,282	13,439	14,929	**16,791**
	US$'m	7,266	7,809	8,226	8,977	**10,957**

Group capital adequacy ratios*

Total capital
2006: 16.3% ■ +0.2% point
2005: 16.1%

Tier 1 capital
2006: 11.0% ■
2005: 11.0%



17
15
13
11
9
7
%
2002
2003
2004
2005
2006

	2002	2003	2004	2005	2006
Total capital	15.3%	15.2%	15.6%	16.1%	**16.3%**
Tier 1 capital	12.2%	13.2%	11.0%	11.0%	**11.0%**

-■- Total capital -■- Tier 1 capital

* Computed based on BIS guidelines for 2002 and MAS framework for 2003 onwards.

Group total non-performing loans (NPLs)

NPLs
2006: $3,165 million ■ -19.5%
2005: $3,931 million

NPL ratio
2006: 4.0% ■ -1.6% points
2005: 5.6%



7500
6000
4500
3000
1500
0
$ million
10
8
6
4
2
0
%
2002
2003
2004
2005
2006

		2002	2003	2004	2005	2006
■	$'m	5,679	5,160	5,484	3,931	**3,165**
	US$'m	3,272	3,034	3,357	2,364	**2,065**
-■-	%	9.0	8.1	8.0	5.6	**4.0**

■ NPLs -■- NPLs (excluding debt securities) as a % of gross non-bank loans

Group total cumulative impairment

Cumulative individual impairment
2006: $1,237 million ■ -14.3%
2005: $1,444 million

Cumulative collective impairment
2006: $1,271 million ■ +0.1%
2005: $1,270 million

Total cumulative impairment as a % of total NPLs
2006: 79.2% ■ +10.2% points
2005: 69.0%



5000
4000
3000
2000
1000
0
$ million
80
70
60
50
40
30
%
2002
2003
2004
2005
2006

		2002	2003	2004	2005	2006
■ Cumulative individual impairment	$'m	2,079	1,910	2,354	1,444	**1,237**
	US$'m	1,198	1,123	1,441	868	**807**
■ Cumulative collective impairment	$'m	1,425	1,422	1,370	1,270	**1,271**
	US$'m	821	836	839	764	**829**
-■-	%	61.7	64.6	67.9	69.0	**79.2**

■ Cumulative individual impairment ■ Cumulative collective impairment -■- Total cumulative impairment as a % of total NPLs

Board of Directors

Mr Wee Cho Yaw
(Chairman & Chief Executive Officer)
Mr Wee Ee Cheong
(Deputy Chairman & President)
Mr Ngiam Tong Dow
Prof Cham Tao Soon
Mr Wong Meng Meng
Mr Yeo Liat Kok Philip
Mr Tan Kok Quan
Prof Lim Pin
Mr Ng Boon Yew
Mr Lien Jown Leam Michael

Executive Committee

Mr Wee Cho Yaw
(Chairman)
Mr Wee Ee Cheong
Mr Ngiam Tong Dow
Prof Cham Tao Soon
Mr Yeo Liat Kok Philip

Audit Committee

Prof Cham Tao Soon
(Chairman)
Mr Yeo Liat Kok Philip
Mr Tan Kok Quan
Mr Ng Boon Yew

Nominating Committee

Mr Wong Meng Meng
(Chairman)
Mr Wee Cho Yaw
Mr Ngiam Tong Dow
Prof Cham Tao Soon
Prof Lim Pin
Mr Wee Ee Cheong
(alternate to Mr Wee Cho Yaw)

Remuneration Committee

Mr Wee Cho Yaw
(Chairman)
Prof Cham Tao Soon
Mr Yeo Liat Kok Philip
Prof Lim Pin

Secretary

Mrs Chan Vivien

Share Registrar

Lim Associates (Pte) Ltd
3 Church Street
#08-01 Samsung Hub
Singapore 049483
Telephone: (65) 6536 5355
Facsimile: (65) 6536 1360

Auditors

Ernst & Young
One Raffles Quay
North Tower Level 18
Singapore 048583
Partner-in-charge: Mr Winston Ngan

Registered Office

80 Raffles Place
UOB Plaza
Singapore 048624
Company Registration Number:
193500026Z
Telephone: (65) 6533 9898
Facsimile: (65) 6534 2334
Telex: RS 21539 TYEHUA
SWIFT: UOVBSGSG
Website: www.uobgroup.com

Investor Relations

28B Boat Quay
Singapore 049818
Facsimile: (65) 6538 0270
Email: InvestorRelations@UOBgroup.com



from left to right:
MR WEE CHO YAW
Chairman & Chief Executive Officer

MR WEE EE CHEONG
Deputy Chairman & President



from left to right:
MR NGIAM TONG DOW
PROF CHAM TAO SOON
MR WONG MENG MENG
MR YEO LIAT KOK PHILIP



from left to right:
MR TAN KOK QUAN
PROF LIM PIN
MR NG BOON YEW
MR LIEN JOWN LEAM MICHAEL

IN GOOD COMPANY

Our People at the Helm

MR WEE CHO YAW

Chairman & Chief Executive Officer

Age 78. A career banker with more than 40 years of experience. Received Chinese high school education. Chairman & CEO of UOB since 1974.

Appointed to the Board on 14 May 1958. Last re-appointed as a Director on 27 April 2006.

Chairman of the Executive Committee since 1976. Chairman of the Bank's Remuneration Committee and member of its Nominating Committee.

Chairman of UOB subsidiaries – Far Eastern Bank, United Overseas Insurance, United Overseas Bank (Malaysia), PT Bank UOB Indonesia (*President Commissioner*), PT Bank UOB Buana (*President Commissioner*) and United Overseas Bank (Thai) Public Company. Chairman of United International Securities, Haw Par Corporation, UOL Group, Hotel Plaza, United Industrial Corporation, and Singapore Land and its subsidiary, Marina Centre Holdings. Former Chairman of Overseas Union Enterprise.

Honorary President of Singapore Chinese Chamber of Commerce & Industry and Pro-Chancellor of Nanyang Technological University.

Received the Businessman Of The Year award at the Singapore Business Awards in 2001 and 1990 as well as the inaugural Credit Suisse-Ernst & Young Lifetime Achievement Award for his outstanding achievements in the Singapore business community.

MR WEE EE CHEONG

Deputy Chairman & President

Age 54. A professional banker who joined the Bank in 1979. Deputy Chairman & President of UOB since 2000.

Appointed to the Board on 3 January 1990. Last re-elected as a Director on 30 May 1998. Executive Director since 1990. Member of the Bank's Executive Committee.

Director of several UOB subsidiaries and affiliates, including Far Eastern Bank, United Overseas Insurance, United Overseas Bank (Malaysia), United Overseas Bank (Thai) Public Company and United International Securities.

Director of Visa International (Asia Pacific) and the Institute of Banking & Finance. Chairman of the Association of Banks in Singapore and ASEAN Banking Council. Council member of the Singapore Chinese Chamber of Commerce & Industry as well as member of the Board of Governors of the Singapore-China Foundation and the Advisory Board of the INSEAD East Asia Council.

Has served as Deputy Chairman of Housing & Development Board and Director of Port of Singapore Authority. Former Director of UOL Group and Hotel Plaza.

Holds a Bachelor of Science (Business Administration) and a Master of Arts (Applied Economics) from The American University, Washington DC.

MR NGIAM TONG DOW

Age 69. Chairman of Surbana Corporation Pte Ltd. Served as Chairman of Housing & Development Board from 1998 to 2003. Has a distinguished public service career, having held the post of Permanent Secretary in the Prime Minister's Office, Ministries of Finance, Trade & Industry, National Development, and Communications.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 27 April 2005. An independent and non-executive Director. Member of the Bank's Executive Committee and Nominating Committee. Director of Singapore Press Holdings and Yeo Hiap Seng. Has served as Chairman of Central Provident Fund Board, Development Bank of Singapore, Economic Development Board and Telecommunication Authority of Singapore, and as Deputy Chairman of the Board of Commissioners of Currency, Singapore.

Holds a Bachelor of Arts (Economics, Hons) from the University of Malaya, Singapore, and a Master of Public Administration from Harvard University, USA.

Board of Directors

PROF CHAM TAO SOON

Age 67. University Distinguished Professor of Nanyang Technological University (NTU). Held the post of President of NTU from 1981 to 2002.

Appointed to the Board on 4 January 2001. Last re-elected as a Director on 27 April 2006. An independent and non-executive Director. Chairman of the Bank's Audit Committee. Member of the Bank's Executive Committee, Nominating Committee and Remuneration Committee. Director of UOB subsidiary, Far Eastern Bank. Chairman of NatSteel, Singapore Symphonia Company, Singapore-China Foundation and MFS Technology Limited. Deputy Chairman of Singapore Press Holdings and Director of WBL Corporation. Board Member of Land Transport Authority and Singapore International Foundation. A member of the Council of Presidential Advisers, and Chancellor, SIM University. Former Director of Adroit Innovations, Keppel Corporation, TPA Strategic Holdings and Robinson & Company.

Holds a Bachelor of Engineering (Civil, Hons) from the University of Malaya, a Bachelor of Science (Mathematics, Hons) from the University of London and a Doctor of Philosophy (Fluid Mechanics) from the University of Cambridge, UK. Fellow of the Institution of Engineers, Singapore and Institution of Mechanical Engineers, UK.

MR WONG MENG MENG

Age 58. Founder-Consultant of Wong Partnership. Notary Public and Senior Counsel, Supreme Court of Singapore.

Appointed to the Board on 14 March 2000. Last re-elected as a Director on 27 April 2005. An independent and non-executive Director. Chairman of the Bank's Nominating Committee. Director of UOB subsidiary, Far Eastern Bank. Director of Mapletree Logistics Trust Management Ltd. Honorary Legal Adviser to the Real Estate Developers' Association of Singapore. Former Director of Hi-P International Limited.

Holds a Bachelor of Law (Hons) from the University of Singapore. Member of the Beijing Arbitration Commission's Panel of Arbitrators, International Arbitration Institute (Paris) and Competition Appeal Board. Accredited Arbitrator of the Singapore Mediation Centre.

MR YEO LIAT KOK PHILIP

Age 60. Chairman of the Agency for Science, Technology & Research (A*STAR) until 31 March 2007. From 1 April 2007, Special Advisor for Economic Development in the Prime Minister's Office, Senior Advisor for Science & Technology to the Minister for Trade and Industry, and Chairman, Standards, Productivity and Innovation for Growth (SPRING). Recognised for his contributions to Singapore's economic development and his pioneering role in the promotion and development of the country's information technology, semiconductor, chemical and pharmaceutical industries. Brings to the Bank wide government and private sector experience over a 35-year career.

Appointed to the Board on 26 May 2000. Last re-elected as a Director on 27 April 2006. An independent and non-executive Director. Member of the Bank's Executive Committee, Audit Committee and Remuneration Committee. Director of UOB subsidiary, Far Eastern Bank. Chairman of Accuron Technologies Limited, an aerospace and precision engineering company based in Singapore and MTIC Holdings Pte Ltd.

Holds a Bachelor of Applied Science (Industrial Engineering) and an honorary Doctorate of Engineering from the University of Toronto, an honorary Doctorate of Medicine from the Karolinska Institutet, Sweden, a Master of Science (Systems Engineering) from the University of Singapore and a Master of Business Administration from Harvard University, USA.

MR TAN KOK QUAN

Age 68. Senior Partner of Tan Kok Quan Partnership. Notary Public and Senior Counsel, Supreme Court of Singapore.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 27 April 2005. An independent and non-executive Director. Member of the Bank's Audit Committee. Has served as Deputy Chairman of Public Utilities Board. Former Director of NH Ceramics and Network Foods International.

Holds a Bachelor of Law (Hons) from the University of Singapore.

PROF LIM PIN

Age 71. Professor of Medicine at the National University of Singapore (NUS). Senior Consultant at the National University Hospital. Accorded the highest academic title of "NUS University Professor".

Appointed to the Board on 1 October 2001. Last re-appointed as a Director on 27 April 2006. An independent and non-executive Director. Member of the Bank's Nominating Committee and Remuneration Committee. Chairman of National Wages Council and Chairman of Bioethics Committee, Singapore. Director of Raffles Medical Group. Has served as Vice-Chancellor of NUS and Deputy Chairman of Economic Development Board. Former Board Member of Singapore Institute of Labour Studies.

Holds a Master of Arts and a Doctor of Medicine from the University of Cambridge, UK. Fellow of the Academy of Medicine of Singapore (FAMS), FRCP (London) and FRACP.

MR NG BOON YEW

Age 52. A Certified Public Accountant and member of the Institute of Certified Public Accountants of Singapore, with more than 20 years of accounting and auditing experience in both the private and public sectors.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 29 April 2004. An independent and non-executive Director. Member of the Bank's Audit Committee. Chairman and Director of Gems TV Holdings Limited, Director of Datapulse Technology, Fischer Tech, RSH and The National Kidney Foundation. Deputy Chairman of the Practice Monitoring Sub-Committee (Accounting & Corporate Regulatory Authority). Member of the Securities Industry Council, the Board of Trustees of the Cancer Research and Education Fund and the NCC Research Fund and Council of the Association of Chartered Certified Accountants.

Former Partner in charge of corporate finance services and former Head of Singapore banking practice at major international accounting firm, KPMG. Has served as Chairman of the Disclosure and Accounting Standards Committee, member of the Council on Corporate Disclosure and Governance and Group Chief Financial Officer of Singapore Technologies.

Fellow of the Association of Chartered Certified Accountants. Associate member of the Institute of Chartered Accountants in England and Wales, Institute of Chartered Secretaries and Administrators and Chartered Institute of Taxation.

MR LIEN JOWN LEAM MICHAEL

Age 43. Mr Lien has been a Director of UOB since May 2005. Last re-elected as Director on 27 April 2006. He is Executive Director of Wah Hin and Company, Managing Director of Fundamental Capital Advisors, an Asian equity advisory company and a member of the National University of Singapore Endowment Investment Committee. Mr Lien was a Managing Director of Morgan Stanley, and headed its Singapore corporate finance business up to 2002. Mr Lien built up Morgan Stanley's Singapore and Indonesian corporate finance franchise from 1994, focusing on cross border mergers and acquisitions, and international financings. He has advised companies including Temasek Holdings, Singapore Technologies Group, PSA Corporation, Singapore Airlines, and PT Telkom. Before he joined Morgan Stanley, Mr Lien was responsible for equity origination at Standard Chartered Merchant Bank Asia, Singapore. Mr Lien started his career as an Assistant Director in Singapore's Ministry of Trade and Industry (MTI) in the late eighties. At MTI, he co-ordinated the implementation of the $1 billion Tourism Masterplan, and represented the Ministry on the boards of Singapore Tourism Board (then Singapore Tourist Promotion Board) and Sentosa Development Corporation.

Mr Lien was a Colombo Plan Scholar and holds a Bachelor of Economics (First Class Hons) with double majors in Finance and Econometrics from Monash University, Australia.

Management Committee



MR WEE CHO YAW
Chairman & Chief Executive Officer



MR WEE EE CHEONG
Deputy Chairman & President



MR CHONG KIE CHEONG
Senior Executive Vice President
Institutional Financial Services &
Private Banking

Joined UOB in 2005. Headed the Bank's investment banking business prior to present portfolio. Holds a Bachelor of Social Sciences (Hons) in Economics from the University of Singapore. Has more than 25 years of experience in the financial industry.



MR LEE CHIN YONG FRANCIS
Senior Executive Vice President
Personal Financial Services &
International

Joined UOB in 1980. CEO of United Overseas Bank (Malaysia) prior to appointment in Singapore in 2003. Holds a Malaysia Certificate of Education. Has held senior positions in operations, consumer services and corporate banking in UOB.



MR ONG SEA ENG TERENCE
Senior Executive Vice President
Global Markets & Investment
Management

Joined UOB in 1982. Holds a Bachelor of Accountancy from the University of Singapore. Has more than 20 years of experience in treasury services and operations.



MR CHUA TECK HUAT BILL
Executive Vice President
Delivery Channels & Operations

Joined UOB in 2002. Holds a Bachelor of Arts (Economics) and a Bachelor of Engineering (Industrial, Hons) from the University of Newcastle, Australia. Has more than 27 years of experience in wholesale and consumer banking. Worked in Overseas Union Bank prior to its merger into UOB.



MS HWEE SUSAN
Executive Vice President
Information Technology

Joined UOB in 2001. Holds a Bachelor of Science from the National University of Singapore. Has 25 years of experience in information technology.



MR KHOO BOO JIN EDDIE
Executive Vice President
Personal Financial Services

Joined UOB in 2005. Holds a Bachelor of Business Adminstration in Finance and Management from the University of Oregon, USA. Has 20 years of experience in consumer banking.



MR LEE WAI FAI
Chief Financial Officer
Executive Vice President
Corporate Services

Joined UOB in 1989. Holds a Bachelor of Accountancy (Hons) from the National University of Singapore and a Master in Banking and Finance from the Nanyang Technological University, Singapore. Has more than 20 years of experience in finance and administration.



MR TAY TONG POH
Executive Vice President
Investment Banking

Joined UOB in April 2006. Holds a Bachelor of Electrical Engineering from the University of Southern California, USA and a Master of Business Administration in Finance from The University of Chicago Graduate School of Business, USA. Has 17 years of experience in corporate banking, corporate finance, project finance and debt capital markets.



MR YEO ENG CHEONG
Executive Vice President
Commercial Banking

Joined UOB in 1986. Holds a Bachelor of Business Administration (Hons) from the University of Singapore. Has more than 30 years of experience in credit and marketing.



MR THAM MING SOONG
Executive Vice President
Risk Management

Joined UOB in 2005. Holds a Master of Applied Finance from Macquarie University, Australia and is a Fellow of the Financial Services Institute of Australasia. Has more than 25 years of experience, mainly in the areas of treasury and risk management.



MRS CHAN VIVIEN
Senior Vice President
Group Legal & Secretariat

Joined UOB in 1981. Holds a Bachelor of Law (Hons) from the University of Singapore. Appointed as Group Secretary and Head of Legal in 1988.



MR WEE JOO YEOW
Executive Vice President
Corporate Banking

Joined UOB in 2002. Holds a Bachelor of Business Administration (Hons) from the University of Singapore and a Master of Business Administration from New York University, USA. Has more than 30 years of corporate banking experience. Held senior appointments in Overseas Union Bank prior to its merger into UOB.



MS CHEW MEI LEE
Senior Vice President
Group Compliance

Joined UOB in August 2006. Holds a Bachelor of Law from the University of Malaya, Malaysia, and was admitted to the Malaysian Bar in 1979. Has more than 24 years of experience in compliance, legal and corporate secretariat capacities.



MS WONG MEI LENG JENNY
Executive Vice President
Human Resources

Joined UOB in 2005. Holds a Bachelor of Arts (Hons) from the University of Singapore, and a Graduate Diploma in Personnel Management from the Singapore Institute of Management. Has more than 25 years of experience in managing human resources.



MR NGO VICTOR
Senior Vice President
Internal Audit

Joined UOB in 2004. Holds a Bachelor of Applied Science from the University of Technology, Sydney and a Master of Business Administration from Deakin University, Australia. A Certified Practising Accountant (Australia) and Certified Information Systems Auditor. Has 18 years of banking experience in internal audit, compliance and information technology.

STRONG PRESENCE & POSITION

Through Operational Excellence & Quality Products and Services



United
South Korea 1
Japan 1
China 11
Hong Kong 7
Taiwan 3
Myanmar 1
Vietnam 1
Philippines 1
Thailand 156
Malaysia 43
Brunei 2
Singapore 72
Indonesia 218
Australia 2
USA
525 offices around the wor

For the fourth consecutive year, UOB was voted the bank with the highest brand value among banks in Singapore with an estimated value of $2.188 billion.



"As our regionalisation strategy takes flight, we will extend our strong Singapore brand to the rest of Asia. We want UOB to be synonymous with quality products and services throughout the region."

MR WEE EE CHEONG
Deputy Chairman & President

Individual Financial Services

Individual Financial Services business covers Personal Financial Services as well as Private Banking.

Personal Financial Services (PFS)

2006 was a year of exciting achievements for PFS as it embarked on a clear three-pronged business strategy focusing on Unsecured Credits, Secured Loans and Wealth Management which include deposits, investments, treasury and insurance.

Unsecured Credits

UOB is Singapore's largest credit card issuer with more than one million cards. The Bank has the strength of a wide product selection and the largest merchant base from which the best value is brought to our cardmembers.

Our market dominance in credit cards will continue through constant innovation. During the year, we introduced the UOB Visa Signature Card, which provides travel privileges and flexible travel

1. UOB Visa Signature Card has been well-received since its launch in August 2006.

2. The advertising campaign for the re-launch of UOB Lady's Card was awarded the prestigious Hall Of Fame Award for Campaign of the Year 2006 by the Institute Of Advertising, Singapore.


UOB
VISA SIGNATURE
VISA

1



2

redemptions. The UOB Visa Signature Card offers prestige and better value as it provides our customers greater choice of airlines and faster redemption of travel privileges. Since its launch in August 2006 to the end of 2006, close to 50,000 UOB Visa Signature Cards have been issued.

The UOB Lady's Card, the first in the market to recognise the unique interests of women, was also re-launched in 2006. The advertising campaign for the UOB Lady's Card was awarded the prestigious Hall Of Fame Award for Campaign of the Year 2006 by the Institute Of Advertising, Singapore.

Another part of our strategy is to be the payment solutions provider to leading industry players, complementing the array of UOB benefits with those of selected partners for the benefit of a joint customer base. For instance, the SingTel-UOB Visa Platinum Card offers consumers a compelling proposition to consolidate all SingTel bills and other charges with the SingTel-UOB Visa Platinum Card to earn cash rebates.

Moving ahead, UOB will continue to seize new market trends, develop strategic partnerships and leverage our wide network to offer excellent value and benefits for our cardmembers.

Secured Loans
During the year, we increased our share in the home loan market, re-affirming our strength in the private residential home loan segment in Singapore. UOB is the market leader in this segment, financing one in three new homes in 2006.

In the region, UOB further strengthened its presence with the launch of UOB International Home Loan. This is a new financing scheme for foreigners who wish to purchase a property in Singapore, Malaysia, Thailand or Shanghai, China. In particular, UOB is the first Singapore bank to offer financing for properties in Thailand, providing integrated services for foreigners who are looking to own their dream homes there.

Home loans continue to be our key product focus across the region as we assist consumers in home ownership.

Wealth Management
In the area of Wealth Management, we have seen significant growth of deposits, investments, treasury and insurance sales. To strengthen our franchise, the product range was enlarged to include structured deposits and offshore product offerings. In addition, we have a clear investment strategy that focuses on portfolio diversification and bringing value to clients.

Privilege Banking
The Privilege Banking team adds value to this group of affluent customers by helping them fulfill their financial goals and needs. In 2006, two new Privilege Banking


UOB INTERNATIONAL
HOME LOAN
Linking you to your
Overseas
SINGAPORE • MALAYSIA • THAILAND • SHANGHAI, CHINA

3. UOB further strengthened its presence in the region with the launch of UOB International Home Loan.


PRIVILEGE
BANKING

4–5. The Privilege Banking team adds value to affluent customers by helping them fulfill their financial goals and needs.



"As intra-Asian business expands, our regional platform enables us to anticipate and meet the cross-country needs of our wide customer base."

MR LEE CHIN YONG FRANCIS
Senior Executive Vice President
Personal Financial Services & International

Centres were opened to enable customers to enjoy greater privacy and the convenience of "one-stop banking". This brings the total number of Privilege Banking Centres in Singapore to four.

To equip customers with the relevant knowledge to make informed decisions, UOB Privilege Banking conducted regular investment seminars alongside one-to-one consultation sessions that customers have with their Relationship Managers. In addition, there is a team of Treasury Specialists to specifically advise customers on their equity, foreign exchange and bonds portfolio management.

Exclusive lifestyle events were also organised for UOB Privilege Banking customers. These included the Ferrari and Maurice Lacroix previews, Queen Mary High Tea and The Dining Club's Annual Charity Ball in the last quarter of 2006.

Deposits
2006 saw further growth for our consumer deposit balances despite intense competition.

Our CPF Fixed Deposit fuelled the growth in fixed deposits and further strengthened the Bank's position as a leader for fixed deposit products.

Investments and Treasury Products
2006 was an eventful year in the areas of investments and treasury products which saw the rationalisation of investment product offerings, enhancements to product selection and due diligence process, enhancements of sales and advisory processes in line with investment basics like portfolio diversification and annual re-balancing, marketing campaigns incorporating key investment education such as CPF investments, and more.

A differentiated approach to product offerings for the mass market and Privilege Banking segments saw positive client reception. For the core market, the combinations of capital-protected structured deposits with core open-ended unit trusts provide the foundation for every man in the street to start building his retirement nest egg. In the area of structured deposits, we leveraged the strength of the UOB Global Treasury Structured Products capabilities.

For the Privilege Banking segment, innovative products were introduced in the form of hedge funds, structured funds and notes; many of these were offered in various G7 currencies and the Singapore Dollar. Offerings were also extended to a broader suite of fixed income securities.

In addition to products, we launched the CPF investments education campaign as well as the Evergreen Series of funds which were selected based on research and critical due diligence on the qualified products.

Bancassurance
2006 was a year of significant progress for bancassurance in terms of product offerings and marketing efforts. Our efforts have paid off as we almost doubled our share of the bancassurance market.

In 2006, UOB worked closely with its life insurance partners, UOB Life Assurance and Manulife Financial. This partnership allows the Bank to offer its customers the best-in-class products through a rigorous product due diligence process. It has resulted in a more extensive and competitive range of products that aims to meet the increasing and sophisticated needs of customers. The Bank's insurance product range now spans beyond basic savings and protection needs to include the newly launched regular premium investment-linked plan.

A bancassurance campaign was also launched in 2006 with the aim of creating public awareness of insurance products that are available via UOB. The tagline, "With UOB insurance solutions, we're united behind you for life", re-affirms the Bank's intent of reaching out to potentially under-insured customers and ascertaining suitable insurance plans that can meet their needs.

Private Banking

2006 was a defining year for our regional Private Banking business. We enjoyed healthy growth amidst the blossoming private banking market in the region and intensified competition.

We capitalised on the Bank's significant regional footprint and network of cross-selling opportunities. In addition, we focused on our traditional strength in offering integrated and customised solutions to entrepreneurs and owners of SME businesses.

We enhanced our open architecture and collaborated with in-house and external structurers to offer best-of-breed and innovative products to our clients.

We will continue to consolidate our strengths and upgrade our systems platform as we position regional Private Banking to serve our increasingly sophisticated and wealthy clients in the region and beyond.

Institutional Financial Services

Institutional Financial Services covers:

- Commercial Banking, which serves small and medium-sized enterprises (SMEs);
- Corporate Banking, which serves the large local corporate groups and multinational corporations;
- Transaction Banking, which provides cash management, trade and custody services to all institutional clients including financial institutions; and
- Structured Trade & Commodity Finance, which works closely with Commercial Banking and Corporate Banking to create special financing packages for large local and international commodity traders.

Commercial Banking

Singapore's strong economic performance and positive business sentiments in 2006 contributed to the growth in our SME portfolio with robust performances in loans, trade finance, remittance, foreign exchange and other services. UOB maintained its dominant position in the SME segment,

"We will continue to focus on strengthening our relationships with customers by providing them with innovative products and reliable services to meet their business requirements both locally and overseas."

MR CHONG KIE CHEONG
Senior Executive Vice President
Institutional Financial Services & Private Banking



and the SME portfolio made strong contributions to the Bank's revenue and profit for 2006.

Various initiatives were undertaken to broaden and deepen our SME customer base. The Global Business Development Division continued to tap the regional SME customers through our overseas subsidiaries and branches. Customers' structured trade finance activities also increased significantly in the light of better economic conditions in Singapore and overseas markets. In addition, a platform was put in place to facilitate the cross-selling of the Group's products and services.

The Sector has made significant progress in embracing the Basel II standards that will further enhance our management of the SME portfolio.

Commercial Banking will continue to embark on new initiatives to improve efficiency and customer experience.

Corporate Banking
In 2006, Corporate Banking in Singapore operated in a very competitive and challenging environment. We have, and will continue to rise to the challenges of the marketplace.

Corporate Banking's strategic direction is to deepen relationships with our core customer groups through responsive and reliable services and innovative financial packages and new product offerings.

Utilising our proven global relationship management business model and capitalising on our international business capabilities, we have been successful in providing customers with products and services that meet their cross-border financing requirements when investing overseas.

Transaction Banking
Recognising the growing needs of our customers in the area of transaction services, the Transaction Banking unit was set up in May 2006 to cover cash management, trade and custody services. The existing cash management unit's scope was expanded to cover the full range of cash management services including in-sourcing and partner bank arrangement. The team of dedicated product specialists provides customised solutions to our customers, thereby increasing their efficiency and productivity.

Significant business momentum has since built up with new mandates for transactional banking services. The team also supported the Singapore government's Progress Package and won the mandate to manage the workfare bonus programme.

Structured Trade & Commodity Finance (STCF)
In 2006, STCF continued to focus on the bulk trade/ commodity business. It expanded its range of structured trade products from the plain vanilla shipment sales financing and stock and receivables financing to include prepayment, pre-export and tolling finance. These contributed substantially to the overall gross revenue of trade finance.

Overseas, STCF (HK) consolidated its position as one of the key players in structured trade finance in North Asia (principally Greater China and South Korea), working closely with our China offices. STCF (Sydney) succeeded in clinching several sizeable structured trade deals with major commodity players in Australia.

Global Treasury

Global Treasury offers a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading and futures broking, as well as an array of structured products. We are the foremost provider of banknote services in the region and the only bank in Singapore to offer the full gamut of gold products.

Global Treasury showed resilience despite tough market conditions in the first half of 2006. Business recovered in the second half as Global Treasury's full-year pre-tax profit grew 5.8% over 2005 to $326 million. This was contributed by growth in corporate treasury services, effective foreign exchange and interest rate management, as well as sterling results from overseas treasury centres.

Ranked among the top ten Asian banks for its performance in equity derivatives, sales of structured products set new heights, achieving sales of more than $1.6 billion in 2006. In-roads into overseas markets via our overseas branches and third-party distribution channels have yielded rewards with notable success in sales of structured products in the region. We are committed to creating an even wider range of products to meet the increasing demand of investors.



"In line with growing sophistication among our investing customers, we will continually develop new financial instruments and structured products to provide returns appropriate to the varying risk appetites."

MR ONG SEA ENG TERENCE
Senior Executive Vice President
Global Markets & Investment Management

UOB succeeded in the joint bid for EURO ECI with Bank of Ireland, and became one of only two banks in the world with both US Dollar and EURO ECI licences. This further strengthens our position as a top player in the regional wholesale banknote business.

Asset Management

Our Asset Management business covers third-party and proprietary asset management activities. We also provide asset management services through our subsidiaries in Singapore, Malaysia, Thailand, Taiwan, France and USA, serving institutional clients as well as retail customers with a broad array of investment products. At the global level, the Asset Management business achieved growth in profit before tax of $151 million for 2006.

UOB Asset Management (UOBAM)
UOBAM continues to build on its franchise as a premier Asian manager of CDOs with the launch of Raffles Place Funding II, a US$1 billion asset-backed securities (ABS) CDO, leveraging the success of UOB's first ABS CDO, Raffles Place Funding I. Several bespoke single-tranche CDO funds based on investment-grade corporate debt were also raised from Asian investors, bringing total assets under management for CDOs to $11.7 billion. With these new CDO transactions, UOBAM has considerably expanded its CDO investor base throughout Asia, Europe and North America.

On the retail front, two conventional equity funds were launched in Singapore. This brought to 57 the number of funds and sub-funds under management in Singapore at year-end, with assets of $2.6 billion.

Overseas business continued to exhibit strong growth with funds under management at UOB-OSK Asset Management in Malaysia and UOB Asset Management (Thai), recording growth of 18.2% and 52.8% to reach $1 billion and $3.4 billion respectively. UOB Investment Advisor (Taiwan) also recorded an impressive increase in fund size from $14.7 million to $354.9 million.

At the end of 2006, assets under management totalled $24.2 billion. This represented an increase of $1.1 billion or 5% from end-2005.

UOB Global Capital (UOBGC)
2006 saw UOBGC's assets grow to more than US$7.5 billion ($11.5 billion), representing an increase of US$4.2 billion ($6.4 billion) or 119% from end-2005. UOBGC's hedge fund activities saw significant growth as did its Dublin-based offshore family of funds. The Dublin-based funds grew by 183% to approximately US$3.7 billion ($5.7 billion) by end-2006 and promise to see further growth in the coming year. UOBGC's hedge fund activities were in excess of US$2.8 billion ($4.3 billion) as at end-2006, representing an increase of 62% from end-2005.

During 2006, UOBGC's range of products was expanded to include new hedge fund products and an India absolute-return fund domiciled in Mauritius.


SGX

6. UOB Asia (Corporate Finance) successfully launched four Initial Public Offerings in 2006, including the flotation of the first property player from China, Sunshine Holdings Limited.


Huafeng Textile International Group Limited
HK$250,000,000 Transferable Term Loan Facility

7. Among the milestone deals completed by the Capital Markets (Singapore and North Asia) team was their first offshore HK$250 million syndicated loan for a Chinese company, Huafeng Textile International Group Limited.

UOBGC's private equity practice continued to make progress. The UOB Portfolio Advisors Asia Select Fund had a first close at the end of November 2006 at US$75 million ($115 million) with UOB and Portfolio Advisors as the investment advisers. The UOB Hermes Asia Technology Fund and the ASEAN China Investment Fund had a number of successful exits from investments over the year.

Investment Banking

Corporate Finance

In Singapore, UOB Asia (Corporate Finance) successfully launched four Initial Public Offerings (IPOs) in 2006, raising a total of approximately $415 million. In addition, we also acted as the public offer co-ordinators for two international offerings, Chemoil Energy Limited and China Energy Limited.

Some of our notable IPO transactions during the year included the flotation of the first property player from China – Sunshine Holdings Limited, an award-winning property developer in Henan – on the Singapore Exchange which raised a total of $68.6 million. Another first by UOB Asia was the listing of Omega Navigation Enterprises, Inc., the first Greek shipping company to list in Singapore, and the first dual listing on the Singapore Exchange and Nasdaq since 2000.

UOB Asia was also involved as manager of two successful rights issues for Freight Links Express Holdings Limited and Mediaring Ltd respectively, and acted as financial adviser to ASTI Holdings Limited (for its successful takeover of Flextech Holdings Limited), Mediaring Ltd (for its takeover bid for Nasdaq-listed Pacific Internet Limited) and UOL Group Limited (for its successful takeover of Hotel Negara Limited).

Capital Markets

The Capital Markets (South East Asia) team of UOB Asia continued to deliver outstanding results.

In Malaysia, it arranged a total of seven Private Debt Securities (PDS) transactions valued at RM2.6 billion ($1.1 billion). As part of the value-added services, the team also helped to put in place RM423 million ($184 million) worth of bridging facilities for issuers of the PDS it arranged.

For the second year in a row, the oil and gas sector continued to dominate the transactions arranged by the team with a total transaction value of RM1.4 billion ($609 million), which accounted for approximately 54% of the total transactions. The team also lead-arranged transactions in other sectors including water and property-related sectors.

Among the more notable transactions was the completion of a RM435 million ($189 million) Redeemable Unsecured Bond issue for Puncak Niaga Sdn Bhd in December 2006.

During the year, the Securities Commission of Malaysia revised its Guidelines on Real Estate Investment Trust (REIT) to allow REITs to issue debentures (i.e. PDS) through a wholly-owned special purpose vehicle (SPV) for the purpose of financing acquisitions of real-estate assets and single-purpose companies. Subsequent to that, the team pioneered the establishment of a RM118 million ($51 million) PDS issuance for Quill Capita Trust (QCT), a REIT which was listed on the Main Board of Bursa Malaysia on 8 January 2007. The PDS was issued by a wholly-owned SPV of QCT, Gandalf Capital Sdn Bhd, to partly finance the acquisition of assets for QCT.

In Thailand, the team successfully completed five transactions, arranging a total debt funding of approximately US$432 million ($662 million). The key transactions included a US$120 million ($184 million) syndicated bridging loan for a wholly-owned subsidiary of G Steel Public Company Limited, one of the key flat steel producers in Thailand, to finance its acquisition of some convertible debts in another flat steel player in Thailand. Other transactions included structured acquisition financing involving companies in the telecommunication, waste management and property sectors.

In Indonesia, the team lead-arranged structured debt transactions amounting to approximately US$915 million ($1.4 billion) for various Indonesian companies. Building upon its established market reputation, UOB Asia effectively structured transactions that included project finance, acquisition finance and securitisation deals covering multiple industry sectors. One such transaction was an IDR1.45 trillion ($247 million) transferable loan and Standby Letter of Credit facility for PT Bukaka SingTel International, in relation to the acquisition of a minority stake in the company by the majority shareholder. This was followed by another successful arrangement of a dual-currency US$20 million ($31 million) bridging loan facility for a consortium of private equity funds for the acquisition of PT Yupi Indo Jelly Gum, a well-known sugar confectionery manufacturer. In project finance, UOB Asia successfully lead-arranged a syndicated loan facility of US$205 million ($314 million) for PT Darma Henwa, the exclusive coal mining contractor for the PT Kaltim Prima Coal's Bengalon Coal Mine in East Kalimantan.

The Capital Markets (Singapore and North Asia) team, established in the fourth quarter of 2005, completed several milestone transactions in 2006. These included the US$100 million ($153 million) bonds for PT Fajar Surya Wisesa, the first high-yield US Dollar bonds lead-arranged by UOB, and a RMB189 million ($37 million) syndicated loan facility for Tonsun Foods Group, the first Renminbi syndicated facility solely led by UOB Group in China, and our first offshore HK$250 million ($49 million) syndicated loan for a Chinese company, Huafeng Textile International Group Limited. The team also completed the financing for a number of leveraged buy-out transactions in a diverse range of industries, such as Interbank Capital Partners' acquisition of Omni Industries (2005) Pte Ltd from Celestica, and Affinity Equity Partners' acquisition of a majority stake in Jaya Holdings Ltd. Working hand in hand with the Corporate Banking and Commercial Banking teams in Singapore and the regional branches, the team complements UOB's product offering to its valued clientele with more diversified capabilities in structured financing and debt syndications.

Venture Management

UOB Venture Management (UOBVM), our venture capital and private equity fund management subsidiary, manages and advises six funds that amounted to $350 million in committed capital as at the end of 2006. UOBVM validated its ability to source for good private equity opportunities in Asia with the successful listing of three of its portfolio companies on the Singapore Exchange in 2006 – China Energy Limited, China Precision Technology Limited and Oriental Century Limited.

International

In line with our mission to be a premier bank in the Asia-Pacific, we continued to grow our regional platform in 2006. Four new branches were opened in Malaysia, and UOB Chengdu Representative Office in China was upgraded to a branch in 2006. We will seek further growth through organic expansion, mergers and acquisitions, or forming strategic alliances with compatible partners.

Pre-tax profit from our overseas operations, excluding ACU, grew by 57.5% from 2005, and contributed 32.5% to the Group's total pre-tax profit in 2006, compared to 22.4% in 2005. We are on track to achieve our goal of 40% by 2010.

Malaysia

United Overseas Bank (Malaysia) [UOB (Malaysia)] group continued to achieve good performance in 2006. Net profit after tax for the group was RM418 million ($182 million), up from RM357 million ($157 million) in 2005. This was mainly contributed by higher net interest income and non-interest income, and partially offset by higher operating expenses as the group continued to invest in its human capital and infrastructure.

During the year, UOB (Malaysia) strengthened its suite of products and services. These included:

- E-advice of Inward Letter of Credit: Provides a more secured and expeditious way of transmitting Letters




UOB

8. The opening of four new branches brings the number of UOB (Malaysia)'s branches to 41. It remains the foreign bank with the largest branch network in Malaysia.

9. UOB (Thai) introduced new products and innovative packages to better suit customers' needs and lifestyles.

of Credit to export trade customers via the online electronic delivery system;

- UOB Visa Money Transfer: A first-of-its-kind remittance channel in the local banking fraternity which enables funds to be transferred both domestically and globally via the Visa card payment network;
- HOUSe: A shared ATM network service launched by UOB (Malaysia) and three other locally-incorporated foreign banks, giving customers access to over 300 ATMs nationwide; and
- UOB iNTELLIGENT Home Loan: Enhanced to offer two additional repayment methods. Graduated payment method allows borrowers to service low monthly instalments that gradually increase at regular intervals to match their income growth. Interest-servicing method allows borrowers to service interest only for 24 months before commencing principal repayment.

The Investment Banking unit gained significant momentum in 2006. UOB (Malaysia) arranged a total of seven Private Debt Securities transactions valued at RM2.6 billion ($1.1 billion).

For its effort in contributing to the development of Malaysia's debt capital market, UOB (Malaysia) was accorded fourth position in the Bloomberg Underwriter League Table for Malaysian Ringgit Bonds, up from fifth place in 2005. UOB (Malaysia) also ranked number one in the Malaysian Rating Corporation Berhad's (MARC) League Table in 2006 by garnering 15.66% of the total rated issues by MARC. In both League Tables, UOB (Malaysia) is the only foreign bank among the top five listed.

Complementing the Malaysian government's effort to develop the Islamic capital market, the bank continues to promote the issuance of Islamic bonds. In 2006, UOB (Malaysia) was ranked ninth with a total issuance of US$283.6 million ($435 million) in the Bloomberg League Table for Global Islamic Bonds.

To serve its customers better, UOB (Malaysia) opened four new branches in Kota Damansara, Kepong, Muar and Sibu. With 41 strategically-located branches nationwide, UOB (Malaysia) remains the foreign bank with the largest branch network in Malaysia.

Thailand

The United Overseas Bank (Thai) [UOB (Thai)] group's net profit was THB2,139 million ($93 million) in 2006, an improvement of 73% over 2005's THB1,238 million ($50 million), on a pro-forma basis. However, in the run-up to the adoption of International Accounting Standards No. 39, the Bank of Thailand introduced new regulations on loan provisioning to strengthen the overall loan provision for the banking industry. Arising from this new regulation, UOB (Thai) set aside loan provisions amounting to THB1,538 million ($67 million). Consequently, net profit after tax was THB601 million ($26 million), a decrease of 51% from the year before.

2006 was a year of business growth and infrastructure enhancements for UOB (Thai).

The bank launched its Platinum credit card programme that offers a stronger value proposition to customers. Credit cards customers on the whole enjoyed a better rewards programme with the introduction of regional benefits.



10. UOB Buana continues to focus on its SME business through forging strong relationships with customers.



11. UOB Chengdu Branch, upgraded from a representative office, was officially opened in December 2006.

In addition, UOB (Thai) introduced several innovative mortgage loan packages, allowing customers more flexibility to choose a package that is better suited to their needs and lifestyle. Working with its insurance associate and partners, a Mortgage Reducing Term Assurance (MRTA) programme was also bundled to supplement the mortgage loans. Together with UOB Asset Management (Thai), the bank launched several mutual funds as alternative investments for its more sophisticated customers.

On the SME front, 12 regional hubs were set up throughout Thailand, enabling UOB (Thai) to better serve its customers.

UOB (Thai) made enhancements to its computer systems to strengthen control functions, improve delivery services as well as prepare the bank for the adoption of Basel II capital requirements from January 2008 onwards.

Indonesia

PT Bank UOB Indonesia (UOB Indonesia) has been profitable since its establishment in 1990. In 2006, UOB Indonesia continued to deliver a strong operating performance, marked by a substantial growth in loan assets and profitability. Looking ahead, UOB Indonesia will work to strengthen and further expand its business foundation in Indonesia by leveraging the Group's expertise, resources and network.

Another banking subsidiary, PT Bank UOB Buana (UOB Buana), expanded its consumer banking business in 2006. The bank will continue to focus on its SME business, and aims to make treasury activities one of its core businesses.

Leveraging UOB's technical know-how and extensive experiences, UOB Buana began investing in its human resources and information technology, broadening its core businesses and rationalising its operations to enhance efficiency with the aim of becoming one of the best National Banks by 2010.

Greater China

Since opening its first office in China in 1984, UOB has strengthened its presence and expanded the scope of its business to more effectively meet the needs of its customers who are investing in China. UOB has seven banking offices in Beijing, Shanghai (one branch in Pudong and one sub-branch in Puxi), Guangzhou, Shenzhen, Xiamen and Chengdu.

UOB Shanghai Branch obtained approval to conduct Renminbi Foreign Exchange Forward business in June 2006, while UOB Chengdu Branch, upgraded from a representative office, was officially opened in December 2006. We plan to hold the official opening of our new branch in Shenyang in 2007.

Towards end-2006, UOB started the necessary works in preparation for submission of its application for local incorporation.

We also have five branches in Hong Kong, and one branch in Taipei.

Other Overseas Operations

UOB broke new ground in Vietnam by becoming the first foreign bank to be a member of the Vietnam Bank

Card (VNBC) network. The domestic card network was developed and launched by Eastern Asia Commercial Bank in 2005, and is one of the main domestic shared networks in Vietnam with 1,000 POS terminals and 400 ATMs. UOB also signed a subscription agreement with The Southern Commercial Joint Stock Bank in Vietnam to buy a 10% stake in it.

Information Technology (IT)

IT is an integral part of UOB's business strategy and is a key component of the Bank's operating infrastructure to enable business growth. We invested to create Regional Centres of Excellence to roll out best-in-class technological deployments in both Singapore and our regional offices in support of business strategies. For its outstanding business application of IT and communication technologies, UOB was listed among ZDNet Asia's top 50 Smart Users for IT in 2006.


UOB
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12

***12.** With increasing use of the internet, the Bank implemented two-factor authentication for Internet Banking to safeguard customers' sensitive information against "phishing". Customers have the option of receiving their One-Time-Password via Short Messaging System or a hardware token.*

Customer Service Quality

With increased competition, the Bank needs innovative products supported by technology to continually deliver better customer service and cement relationships. One such initiative was relationship pricing, to price our products and services based on customers' total relationships with the Bank and to reward them accordingly. The Bank's statements were re-vamped to prepare for the launch in 2007.

The Bank's Call Centre infrastructure was also enhanced. We implemented a call quality monitoring system to measure, monitor, continuously improve call quality and improve management efficiency with increasing call volume.

Operational Efficiencies

IT continues to be leveraged to reduce operating costs and improve operational efficiencies. One of these strategic initiatives is the implementation of an Enterprise Performance Management System. It is an extension of our existing value-based performance management system to enable the Bank to effectively plan, analyse and allocate its resources by linking performance with rewards.

We also leveraged the success of our collections systems for consumer business by replicating the infrastructure to both corporate and commercial banking businesses. This improves the operational efficiency of our collections and recovery processes, and more importantly provides timely analysis for appropriate management decisions.

Processing for treasury securities was automated within the same year. With straight-through processing from front-office, middle-office through back-office for valuation, positioning, settlement, confirmation, profit and loss reporting, operational efficiency and risk management are improved.

Storage, retrieval, sharing and disaster recovery of archived documents have always been a challenge. Our current imaging and workflow system has been extended to support electronic document archival and to meet the Bank's business continuity requirements. In addition, we have obtained certification for these electronic document images to be admissible in court.

Centres of Excellence

The strategic focus of IT in the Bank is to create scale for IT infrastructure to be shared such that best practices in risk management, controls, efficiencies and products can be shared in the region as the Bank grows. To this end, most systems that are developed in Singapore are designed to cater for regional roll-outs. This approach has increased the efficiency and effectiveness in the deployment of application systems in the regional subsidiaries and international branches.

An example is the roll-out of UOB Buana's treasury and credit card processes and systems. The use of the shared services model allows UOB Buana to enjoy a more robust and improved process together with a richer set of products in a cost efficient manner.

To achieve enterprise agility and scalability, the Bank has adopted a flexible, modular and cost-effective Service Oriented Architecture for the integration of various systems, channels and services with a robust messaging layer. This allows the Bank to keep pace with business expansion and changing demands. For its achievement in enterprise integration, the Bank received an inaugural BEA award in 2006 for Excellence in Enterprise Integration (Tuxedo EAI Implementation) in the Asia-Pacific.

Regulatory Compliance and Risk Management
With increasing use of the internet, the Bank has implemented two-factor authentication for Internet Banking to safeguard customers' sensitive information against "phishing".

The foundation for Basel II core modules such as risk-weighted assets and credit-related systems has been laid for the Singapore operations and UOB (Malaysia). The focal point in 2006 was to bring the other regional offices' systems and processes on par for Basel II compliance by January 2008, in particular UOB (Thai)'s. Additionally, for better risk management and economic efficiencies, UOB (Thai) will leverage the Bank's Basel II implementation experience by modelling its credit-related processes with that of the Singapore operations and tap the shared service infrastructure.

Delivery Channels and Operations

The Delivery Channels and Operations Sector is committed to sustaining the Bank's competitiveness through operational synergies, cost efficiencies and the seamless delivery of customer service both locally and overseas.

The Region
The focus is on the integration and centralisation of processes and system platforms. Together with our IT team, we are working with UOB (Malaysia) and UOB (Thai) to re-design, automate and streamline systems and processes for Basel II compliance.

Singapore
A key initiative was re-locating critical operating functions outside the Central Business District, most with dual processing sites, to ensure continuity of service and operations in times of crisis. To complement this, the Bank will implement an imaging system to archive credit and customer-related documents to ensure business continuity and resilience in the face of the loss of physical documents.

During the year, we worked closely with Personal Financial Services Sector and Property Division, as well as a renowned design company, to establish a new corporate branding for our auto-lobbies and ATMs. We hope to achieve stronger corporate identity with the new iconic design. The greater branding visibility will enhance our marketing presence in the competitive environment.

We also rolled out new ATM acrylic plates with information of the three nearest ATM locations. This is to aid customers in locating the nearest available ATM should a machine be temporarily out of service. In addition, traditional over-the-counter transactions such as bill payments and credit card payments were made available on Cash Deposit Machines to provide another payment channel and convenience for customers.

To enhance the security on ATMs, we installed Fraud Detection Inhibitors at all our ATMs to prevent fraud attempts using skimming devices and cloned cards. Our machines are also Triple Des compliant: All ATMs encrypt information thrice before transmitting it to the host server for verification.

Two-factor authentication was introduced as an additional level of online banking security for Internet Banking services. Customers can choose between receiving their One-Time-Password via Short Messaging System or a hardware token.

To improve operational efficiency and risk control, the Bank has embarked on in-sourcing the outward cheque-clearing from service provider, BCSIS, back to the Bank. Several major system enhancements included the migration of MAS RTGS to the SWIFT platform, MEPS+ Migration, automated Indemnity Handling and the 5-Day Clearing Week for cheques.

Service Delivery
The i-Branch system was successfully rolled out to all branches in March 2006, marking a major milestone in the delivery of over-the-counter services via an integrated service and sales platform. With the full implementation, branch staff have the benefit of using a more interactive and advanced technology platform to process transactions. The ease of navigation and the re-vamped transaction flow have helped to reduce turnaround time in responding to customers' queries.


UOB
大華銀行

13. *To enhance our marketing presence in the competitive environment, a new corporate branding was established for UOB auto-lobbies and ATMs.*



14. *A new uniform design was launched for all frontline staff.*

The Bank unveiled a new branch concept at Bukit Timah, Serangoon Gardens and Raffles City; with Bukit Timah and Serangoon Gardens adopting an enhanced service model consisting of both a branch and a Privilege Banking Centre. The new concept boasts a reception counter with a Service Manager to provide the first point-of-contact to customers and handle walk-in customers professionally by finding out their needs and directing them to appropriate service/sales channels.

Enhancing Customer Experience

In our continued efforts to create a new customer experience, we embarked on a programme to identify the critical factors that "wow" customers and to develop a service framework that would differentiate UOB from the rest of the industry. We are constantly gathering the views of customers through surveys and focus-group discussions.

Recognising that our staff are the ambassadors of the organisation, the Bank launched the "I Serve with a Passion" programme to encourage and motivate staff to take charge in providing customers with a memorable and pleasant service experience, manage exceptional customer situations and turn complaints into compliments.

The Bright Ideas@Work initiative was implemented to recognise and reward staff who have great ideas on how to improve services and process efficiency. A new uniform design was also officially launched for all frontline staff. Our counterparts in Thailand and Malaysia are donning a similar uniform design as well to achieve a consistent corporate image.

Service and Operational Excellence

Committed to our vision to be recognised as world-class in customer service and operational excellence, our Call Centre, Branches Head Office, Internet Services and Service Quality divisions successfully attained certification to the ISO 9001:2000 standards. These achievements mark our relentless efforts to deliver quality services and processing to our customers.

Despite intense competition from both foreign and local banks, we were accorded the Best Sub-Custodian Bank in Singapore by Global Finance for the second year running. This annual award is for custodian banks that reliably provided the best services in local and regional markets, and have excelled in the areas of customer relations, service quality, post-settlement operations, business continuity plans and knowledge of local regulations and practices.

Our Call Centre continued to make headlines in 2006 with its top five ranking in the Corporate Category at the Annual Call Centre Awards organised by the Contact Centre Association of Singapore.

Our remittance operations received the Straight-Through Processing Awards by our partner banks. We have consistently achieved this for the past seven years.

Human Resources

Efforts were not spared to ensure that the Bank's human resource practices remained attractive and relevant to the organisation and employees across geographies.



15–17. *Efforts were not spared to ensure that the Bank's human resource practices remain attractive and relevant to the organisation and employees.*

In Singapore, a comprehensive review of the human resource policies and practices was made. This is to ensure that our policies are best suited for the changing needs of our employees. We are constantly looking at providing our employees with a harmonious and conducive working environment to help them grow with the UOB Group. Various rewards and recognition programmes were developed to meet specific business demands and retain staff.

Our success with the first batch of Management Associates led us to recruit another such 42 aspiring leaders in 2006. The Future Leaders Programme was launched in 2006, targeted at young, aspiring managers who had demonstrated their abilities to deliver in their earlier careers. This programme hopes to add to our leadership bench-strength and provide yet another channel for organisational renewal and succession.

Recognising the global phenomenon of an ageing workforce, we actively collaborated with the Workforce Development Agency to leverage their national programmes and successfully obtained funding for our various job re-design programmes. These programmes were developed and targeted at our mature workers, with a hope to continue to re-skill them to work beyond the retirement age.

On a Group-wide basis, broad-banding of the job hierarchy was introduced in early 2006. This was later extended to UOB (Malaysia). We hope to align broad-bands across the Group over the next one to two years. This is to facilitate the mobility of employees across entities and overseas locations as part of talent management and succession planning within the Group. Organisation People Review and Managing Career Development programmes were also initiated in Singapore, Malaysia and Thailand.

We introduced Leadership Plenary (LeaP), a communication platform for our senior management team to reach out to and engage the executive population within the Group. The first LeaP session was held in May 2006. More sessions were held during the year and in Malaysia. Plans are already underway to bring this engagement platform to more locations outside Singapore in the coming year.

Apart from LeaP, we also developed the employer brand with the introduction of our new employee value proposition tagline, "Make Your Mark With Us As We Make Our Mark In Asia".

We will continue in our efforts in talent management so that we can compete for and retain the best talent for UOB.

Corporate Social Responsibility (CSR)

UOB believes in corporate social responsibility. We want to make a difference in the communities in which we work and live.

Education

UOB aims to reach out and better equip children from disadvantaged families through its support for education. The Bank donated towards the Education Trust Fund which provides education subsidies to pre-school and lower primary children from low-income Muslim families. Through



18. *The UOB Art Gallery was the Bank's latest initiative to bring the artworks in its collection to more people.*



19. *As part of its "12 Weeks of Christmas" campaign where the Bank donated funds to the Children's Aid Society, UOB staff took 35 children from the home for an early Christmas shopping spree.*

subsidiaries in Malaysia and Thailand, UOB also provided scholarships to two regional students to study in St Joseph's Institution International.

The Arts

UOB has been supporting the development of the arts in Singapore since 1973. We began by acquiring works of art by local and regional artists through an on-going purchase-support programme.

Opened in September 2006, the UOB Art Gallery was the Bank's latest initiative to bring the artworks in its collection to more people. We believe that art should be shared and part of its value is in the joy it can bring to many. Hence, the Gallery was established in the lobby area of UOB Plaza 1 which is accessible to staff, visitors and members of the public.

In the highly-regarded 25th UOB Painting Of The Year (POY) Competition, a record-breaking 1,380 entries from 954 artists were received. The overwhelming response affirmed UOB's commitment to providing creative opportunities for Singapore artists to exercise the mind and explore various mediums. The UOB POY Exhibition was also one of the fringe events at the inaugural Singapore Biennale 2006, a cultural event that showcased international contemporary art.

In recognition of our contributions towards the promotion of the arts in Singapore, we received the Distinguished Patron of the Arts Award from the National Arts Council in 2006.

Community Development

In 2006, UOB contributed to a number of charities as well as programmes to enhance the quality of life in the community.

In conjunction with UOB's "12 Weeks of Christmas" campaign, the Bank gave UNI$300,000 towards a Christmas Fund called Santa's Pot. It also pledged an additional UNI$100,000 for every $100 million card spend by UOB credit cardmembers by 31 December 2006. All proceeds were donated to the Children's Aid Society. Our staff also took 35 children from the Children's Aid Society for an early Christmas shopping spree and dinner at VivoCity on 27 October 2006.

As a champion of work-life balance, UOB continued to be the venue sponsor of Fitness@Work in the Financial Business District. This initiative encourages busy working adults to participate in weekly workouts. UOB also contributed $85,000 and fielded a 200-strong team of runners for the third annual Bull Run. The Bull Run was organised by the Singapore Exchange. Funds raised went to 13 charities.

Global Outreach Event

Singapore played host to the 2006 Annual Meetings of the Boards of Governors of the International Monetary Fund and World Bank Group (IMF/World Bank Meetings) in September. Called Singapore 2006 (S2006), UOB supported the event as a Lead Partner. S2006 was a showcase of Singapore's collective capabilities and an expression of the nation's aspirations to be a global city with abundant opportunities. The event attracted more than 23,000 registered participants from 184 countries, making it the largest turnout ever at the IMF/World Bank Meetings.

Corporate Governance

The UOB Group is committed to maintaining the highest standards of corporate governance. The Board of Directors ("Board") believes that good governance is essential to sustaining the Bank's business performance and safeguarding the interests of the Bank's stakeholders.

UOB's approach to corporate governance is based on the Singapore Code of Corporate Governance 2005 ("Code"), the Banking (Corporate Governance) Regulations 2005 ("Banking Regulations") and the Guidelines On Corporate Governance For Banks, Financial Holding Companies And Direct Insurers issued by the Monetary Authority of Singapore ("MAS Guidelines"). This report describes UOB's corporate governance having regard to the principles in the Code, Banking Regulations and MAS Guidelines.

Board of Directors

Board Role and Responsibility: Among the Board's duties are the following:

- provide entrepreneurial leadership and guidance;
- set long-term strategic objectives;
- oversee senior management's performance;
- approve business plans and annual budgets;
- monitor the financial performance of the Bank and the Group;
- determine the capital/debt structure of the Bank;
- set dividend policy and declare dividends;
- approve major acquisitions and divestments;
- review the Bank's risk management framework;
- set company values and standards; and
- perform succession planning for itself and the Chief Executive Officer ("CEO").

Board Composition and Size: The Code and MAS Guidelines advocate a strong and independent element on the Board, which is able to exercise objective judgment on corporate affairs independently from management and substantial shareholders. The UOB Board has met this requirement as seven out of ten members are independent and non-executive directors.

The Chairman and Deputy Chairman are the only executive directors. The Board members and their status are as follows:

Wee Cho Yaw *(Chairman & CEO)*	Executive & non-independent
Wee Ee Cheong *(Deputy Chairman & President)*	Executive & non-independent
Ngiam Tong Dow	Independent
Professor Cham Tao Soon	Independent
Wong Meng Meng	Independent
Yeo Liat Kok Philip	Independent
Tan Kok Quan	Independent
Professor Lim Pin	Independent
Ng Boon Yew	Independent
Lien Jown Leam Michael	Non-independent

The Board considers its present size and number of committees adequate for effective management and decision-making.

The Nominating Committee ("NC") assists the Board to evaluate the suitability of candidates for appointment to the Board. Before recommending any new appointment, the NC would also consider how the new appointment may contribute to the Board's collective skills, knowledge and experience. Directors are subject to re-election at least once every three years. Those above 70 years of age are subject to annual re-appointment.

Board Competency: The present distinguished members of the Board possess varied skills and experience and thus are able to provide breadth and depth to Board discussions. Their experience and qualifications are described on pages 12 to 15. The NC is of the view that the directors have the requisite skills to discharge their duties.

Board Performance: The NC assists the Board in reviewing the contributions of each director and the effectiveness of the Board as a whole. Directors' contributions are assessed based on factors such as their attendance record, overall preparedness, participation, candour and clarity in communication, strategic insight, financial literacy, business judgment and sense of accountability.

The effectiveness of the Board is assessed based on factors such as the strategic directions provided by the Board, the extent of the Board's oversight of risk management processes, the adequacy of internal control procedures, the Bank's financial performance and the economic value added by the Bank's operations.

Access to Information: All directors receive detailed financial, risk management and operational reports regularly. In addition, directors have direct access to senior management staff if they need clarification or further information.

All directors have access to the company secretary for advice. The company secretary keeps the Board updated on corporate governance, and other legal and regulatory matters. Directors may also seek independent professional advice as they consider appropriate.

When new directors are appointed to the Board, steps are taken to familiarise them with the Bank's business and corporate governance practices. Directors are kept informed of changes in the laws, regulations and best practices in the banking industry. The Bank has a budget available for the training needs of directors.

Name of Director	Number of meetings attended in 2006 Board of Directors	Executive Committee	Audit Committee	Nominating Committee	Remuneration Committee	Independent Review Committee*
Wee Cho Yaw	5	11	–	1	1	–
Wee Ee Cheong	5	11	–	–	–	–
Ngiam Tong Dow	5	10	–	1	–	–
Wong Meng Meng	5	–	–	1	–	–
Yeo Liat Kok Philip *(appointed as Exco member w.e.f. 10.2.2006)*	4	6	4	–	1	4
Professor Cham Tao Soon	5	11	5	1	1	4
Tan Kok Quan	3	–	4	–	–	–
Professor Lim Pin	3	–	–	1	1	–
Ng Boon Yew	3	–	5	–	–	3
Lien Jown Leam Michael	4	–	–	–	–	–
No. of Meetings Held in 2006	**5**	**11**	**5**	**1**	**1**	**4**

* The Independent Review Committee has completed its task of reviewing proposals for divestment of the Bank's non-core assets and has been dissolved.

Directors' Independence: The NC reviews the independence of directors annually. The NC considers all but three directors to be independent. The non-independent directors are Mr Wee Cho Yaw and Mr Wee Ee Cheong who are executive directors, and Mr Lien Jown Leam Michael who is connected to a substantial shareholder.

The law firms of Mr Wong Meng Meng and Mr Tan Kok Quan provided legal services to the UOB Group in the past year. The NC considered them as independent directors as their firms' dealings with the Group have not compromised their objectivity and independence in the discharge of their duties as directors.

The NC has reviewed the Code's suggestion for a lead independent director and is of the view that such an appointment is unnecessary. This is because the Bank has in place an effective process to receive and respond to shareholders' concerns.

Board Meetings: The Board meets regularly and whenever circumstances warrant. Directors may participate in meetings via telephonic and/or video conference if they are unable to attend in person. The directors' attendance record is set out above.

Chairman and Chief Executive Officer: The MAS Guidelines and Banking Regulations require the roles of Chairman and CEO to be assumed by separate individuals but an exception is made for incumbents.

Mr Wee Cho Yaw, the incumbent Chairman and CEO of the Bank has held both appointments since 1974. During his long leadership, UOB has grown from a local bank with Group NTA of $152 million in 1974 to a regional bank with Group NTA of $12.5 billion in 2006. UOB's sustained progress under his leadership evidences his ability to perform both roles effectively.

Board Committees

The Board is assisted by four Board Committees. They are the Executive Committee, Nominating Committee, Remuneration Committee and Audit Committee. The composition of these committees is set out in the 'Corporate Information' section on page 11.

Executive Committee ("Exco"): The Exco is chaired by Mr Wee Cho Yaw, the Chairman of the Board and comprises five directors of whom three are independent non-executive directors. The Exco is delegated certain discretionary limits and authority for loans and other credit facilities, treasury and investment activities, and capital expenditure.

The Exco assists the Board in overseeing the Bank's risk profile. Regular reports on the risks encountered in the Bank's business, management's oversight of the risks and the adequacy of the Bank's risk management framework are reviewed by the Committee. The Exco met 11 times in 2006.

Nominating Committee: The NC is chaired by Mr Wong Meng Meng, an independent non-executive director and comprises five directors of whom four are independent. The NC reviews the composition and membership of the Board and Board Committees, and appointments to key executive positions. It assesses the independence and performance of the directors and it meets at least once a year. The NC's membership is reviewed annually.

Remuneration Committee ("RC"): The RC is chaired by Mr Wee Cho Yaw, the chairman of the Board and comprises four directors of whom three are independent. The RC reviews top management's remuneration and directors' fees and also administers the share option scheme for employees. Each committee member abstains from decisions as regards his own remuneration. The RC meets at least once a year.

The Banking Regulations require the chairman of the RC to be independent but make an exception for incumbents. The Board is of the view that Mr Wee Cho Yaw, an executive director who is the incumbent RC chairman, is the best person to chair the RC because of his vast experience.

Remuneration Policy: The Bank remunerates its executive directors and staff at competitive and appropriate levels, commensurate with their performance and contributions. The typical remuneration package comprises fixed and variable components.

Shareholders approve the quantum of directors' fees each year which is shared among directors. Directors with additional duties as chairmen or members of Board Committees receive a larger share of the approved fees.

Disclosure on Remuneration: Directors' fees and remuneration in bands of $250,000 are shown in the Directors' Report on page 63. No share option was granted to any director during the financial year.

There is no immediate family member (as defined in the Singapore Exchange's Listing Manual) of any director in the employ of the Bank whose annual remuneration exceeds $150,000, except for Mr Wee Ee Cheong, the son of Mr Wee Cho Yaw, whose annual remuneration is disclosed in the Directors' Report on page 63.

The Bank refrains from disclosing the remuneration of the top five executives as it believes that doing so is not in its best interest. The Bank has an employee share option scheme, the details of which are found in the Directors' Report on page 63.

Audit Committee ("AC"): The AC is chaired by Professor Cham Tao Soon and comprises four independent non-executive directors. The AC's duties include reviewing the following:

- financial statements, internal and external audit plans and audit reports;
- the system of internal accounting controls;
- scope and results of internal and external audit procedures;
- adequacy of internal audit resources;
- cost effectiveness, independence and objectivity of external auditors;
- significant findings of internal audit investigations; and
- interested person transactions.

The AC reviews the Bank's audited financial statements, the quality of accounting principles applied to such statements and items that might affect the financials. These matters are discussed with management and external auditors. Based on the review and discussion, the AC determines whether the financial statements are fairly presented in line with generally accepted accounting principles in all material aspects.

The AC also reviews the Bank's internal controls and risk management systems with internal and external auditors. The AC is mindful that in establishing internal control systems, the materiality of relevant risks, the probability of loss and the implementation costs of the control measures must be accorded appropriate consideration.

The financial, business and professional relationships between external auditors and the Bank are reviewed by the AC. External auditors give quarterly affirmations of their independence and objectivity. If external auditors provide non-audit services to the Group, the AC will ascertain whether the volume and nature of such services are likely to prejudice the independence and objectivity of the external auditors. The Bank's external auditors are nominated by the AC on an annual basis. The AC has nominated Messrs Ernst & Young for re-appointment as the Bank's auditors for shareholders' approval at the forthcoming annual general meeting.

The results of the AC's review are reported to the Board. The Board derived reasonable assurance from reports submitted to it that the internal control systems, including financial, operational and compliance controls and risk management processes, which are designed to enable the Bank to meet its business objectives while managing the risks involved, are adequate for the Bank's business as presently conducted.

The AC is vested with investigative powers as regards matters within its terms of reference. The AC meets internal auditors and external auditors separately, and among themselves in the absence of management at least once a year.

Senior Management Committees

The Bank's senior management plays an important role in assisting the Board in the discharge of its duties. Senior management performs the following:

- prepares the Bank's annual budget and business plan for the Board's approval;
- executes business strategies;
- implements internal accounting and other control systems;
- monitors compliance with the Bank's risk management framework;
- adopts competitive human resource practices and remuneration policies for achieving the Bank's business strategies;
- monitors the expenses of the Bank; and
- monitors compliance with regulatory requirements.

The Board and the Exco are assisted by various committees comprising the Bank's top management and senior executives. The activities of the Senior Management Committees are described below.

Credit Committee: deals with all credit and country/transfer risk matters, including approval of credit applications, formulation of credit policies, review of existing credit portfolio and assessment of risk profiles.

Asset Liability Committee: formulates, reviews and approves policies, limits and strategies regarding the balance sheet structure and market and liquidity risks arising from trading, investment and banking activities.

Investment Committee: formulates, reviews and approves policies, limits and strategies regarding the investment and management of funds.

Computer Committee: determines and oversees the Bank's investments in information technology as well as the resources committed to the development of the Bank's technology strategy and infrastructure.

Management Committee: prepares business and budget plans, monitors the Bank's financial and operating performance, approves framework and policies for management of the Bank's operational, legal and reputational risks, facilitates bank-wide co-ordination, communication and teamwork.

Management Executive Committee: recommends strategic directions, monitors execution of strategic plans and key performance indicators, allocates resources, oversees management of capital, reviews risk management policies and determines key human resource policies.

Internal Audit

The Bank has a well-established internal audit function ("Group Audit"). Group Audit reports to the AC functionally and to the Chairman and CEO administratively. Group Audit operates within its charter and assists the Board in assessing and reporting on business risks and the internal controls of the Bank.

Group Audit follows the Standards for the Professional Practice of Internal Auditing set by the Institute of Internal Auditors. It has been accredited with the ISO 9001:2000 Certification in August 2001 by the UK and USA Accreditation Services. This accreditation is re-certified every six months. Group Audit follows strict procedures in reporting its audit findings to management and to the AC. The AC reviews Group Audit's annual audit plan at the beginning of each year and reviews the audit results at its subsequent meetings.

All units, operations, overseas branches and subsidiaries of the Bank are inspected by Group Audit, which prioritises its audit tasks by developing a risk-based audit plan. Allocation of sufficient attention to each area is ensured by adhering to a structured audit risk assessment approach. The AC reviews the plan annually to check that the audit plan remains relevant to the business and risk environment.

Group Audit participates actively in major systems development activities and project committees to advise on risk management and internal control measures. Group Audit also audits various application systems in production, data centres, network security and the Information Technology Sector.

Each of the Group's banking subsidiaries, United Overseas Bank (Malaysia), PT Bank UOB Indonesia, PT Bank UOB Buana, United Overseas Bank (Thai) Public Company, and United Overseas Bank Philippines has its own internal audit unit.

Heads of internal audit from these subsidiaries report to Group Audit and administratively to the local CEO. They also report to their respective local Audit Committees, where applicable. Monthly reports on their audit activities and important issues must be provided to the Chief of Group Audit. The Chief of Group Audit attends the subsidiaries' AC meetings by invitation.

Risk Management
Risk Management is an integral part of the Bank's business strategy for securing the Bank's financial soundness and integrity. The Bank uses a robust risk management framework to identify, measure, monitor and manage risk so that no excessive risk is taken for any given expected return. This framework and its antecedent processes are reviewed by the Exco.

The Risk Management function is independent of the business units it monitors. It implements risk management policies and procedures. The risk management process is described under the section 'Risk Management' on pages 39 to 51.

Group Compliance: is an independent function that safeguards the Group against regulatory and reputational risks. This is done through appropriate policies and procedures for compliance with applicable laws, regulations and professional standards, including those for anti-money laundering and counter terrorist financing.

Related Party Transactions
In May 2006, the Bank and its associated companies, Overseas Union Insurance Limited and Overseas Union Facilities (Pte) Limited entered into:

a) a sale and purchase agreement for the sale of 7,924,098 ordinary shares or approximately 1.0% of the total number of issued shares of UOL Group Limited ("UOL") to C Y Wee & Co Pte Ltd for a total cash consideration of $22.49 million; and

b) a sale and purchase agreement for the sale of 4,542,038 ordinary shares or approximately 2.2% of the total number of issued shares of Haw Par Corporation Limited ("Haw Par") to Wee Investments Private Ltd for a total cash consideration of $26.05 million.

The price for the abovementioned sales was based on the respective volume weighted average price of UOL shares and Haw Par shares over the three trading days immediately preceding the date of the sale and purchase agreements, and was arrived at on a willing-buyer and willing-seller basis.

The purchasers, C Y Wee & Co Pte Ltd and Wee Investments Private Ltd, are companies associated with Mr Wee Cho Yaw, the Chairman and Mr Wee Ee Cheong, the Deputy Chairman of the Bank. The sales constitute interested person transaction within the meaning of Chapter 9 of the Singapore Exchange's Listing Manual. The Bank's AC had reviewed the terms of the sales and was of the view that they were on normal commercial terms and were not prejudicial to the interests of the Bank and its shareholders.

Communication with Shareholders
Apart from sending shareholders the Bank's annual report, the Board also updates shareholders on the Bank's quarterly financial results via Singapore Exchange's SGXNET. All financial results are freely available at the Bank's investor relations webpage at www.uobgroup.com.

Shareholders are given the opportunity to ask relevant questions and express their views at general meetings. A shareholder who is unable to attend any general meeting may appoint up to two proxies to attend and/or vote on his behalf.

Ethical Standards
The Bank subscribes to the Code of Conduct issued by the Association of Banks in Singapore which sets out the standards of good banking practices. The Bank has also issued its own Code of Conduct for staff. The Bank has adopted a Code on Dealings in Securities for directors and officers. In addition, the Bank manages its business according to the core values of integrity, performance excellence, teamwork, trust and respect, to which employees subscribe and are assessed on. The Bank has a whistle-blowing policy for employees to bring any concern, suspected breach or fraud, or activity or behaviour that may not accord with the law, Code of Conduct and the Bank's policies, to the attention of Management, Internal Audit or Group Compliance.

Credit Risk Management

Credit risk is defined as the risk of loss arising from any failure by a borrower or a counterparty to fulfill its financial obligations as and when they fall due.

Credit risk is the single largest risk faced by the Group. It is inherent in the activities of the Group such as loans and lending-related commitments, treasury and capital market operations, and investments. Business units have primary responsibilities for the day-to-day and active management of credit risks.

The Group's Credit Committee is delegated the authority by the Board of Directors to deal with all credit matters, including formulation of credit policies, approval of credit applications and the review of existing credit facilities.

The Credit and Country Risk Management Division within the Risk Management Sector provides independent oversight of credit risks and has the responsibility for the independent reporting and analysis of all elements of credit risk.

Credit risk exposures are managed through a robust framework of credit underwriting, structuring and monitoring processes. These processes, which include monthly reviews of all non-performing and special mention loans, ensure credit quality and the timely recognition of asset impairment. In addition, credit reviews and audits are performed regularly to proactively manage any delinquency, minimise undesirable concentrations, maximise recoveries, and ensure that credit policies and procedures are complied with. Past dues and credit limit excesses are tracked and analysed by business and product lines. Significant trends are reported to the Credit Committee.

Credit Approval Process

To maintain the independence and integrity of the credit approval process, the credit approval function is segregated from credit origination. Credit approval authority is delegated through a risk-based credit discretionary limit (CDL) structure to ensure that the CDLs are tiered according to a borrower's rating. The Group has a very stringent process for the delegation of CDLs based on the experience, seniority and track record of the officer. All officers with the authority to approve credits are guided by credit policies and guidelines, with distinctions made for institutional and individual borrowers. These credit policies and guidelines, which cover key parameters associated with credit structuring and approval, are periodically reviewed to ensure their continued relevance.

There is pervasive use of risk rating in the Group's credit decision process with the development and implementation of an internal credit rating system. This system incorporates both statistical models and expert-judgement scorecards, and is used as part of the credit approval process for non-retail exposures. The system ensures that ratings are assigned to borrowers in a consistent manner and systematically captures the rating history for future model back-testing and validation.

Generally, non-retail borrowers are assigned a Customer Risk Rating (CRR) and a Facility Risk Rating (FRR). CRR is a borrower's standalone credit rating and is derived after a comprehensive assessment of its financial strength, quality of management, business risks and the industry it operates in. The FRR of a borrower incorporates transaction-specific dimensions such as availability and type of collateral, seniority of the exposure and facility structure.

In contrast, consumer exposures are managed on a portfolio basis. The Group uses scorecards and stringent product programmes for credit underwriting purposes.

Credit Risk Concentration

Credit risk concentration occurs when the Group is exposed to borrowers who are engaged in similar activities or are located in the same geographical region, industry or have comparable economic characteristics such that their ability to meet their contractual obligations would be similarly affected by changes in economic, political or other conditions. To address credit risk concentration, the Group has in place policies and procedures to identify, measure, monitor and control these exposures. A rigorous process is established to regularly review and report asset concentrations and portfolio quality so that risks are adequately assessed, properly approved and monitored. These include concentration exposures by countries, obligors, industries and collaterals. Portfolio limits and triggers are in place to ensure that exposures remain within pre-determined boundaries.

Credit Stress Test

To assess the potential losses arising from the impact of plausible adverse events on the Group's credit portfolio, credit stress tests are periodically conducted. The extent of the plausible credit impairments is analysed to determine if potential losses are within the Group's risk tolerance.

Country Risk

Country risk arises where there is a risk that the Group is unable to receive payments from customers as a result of political or economic events in the country. Country risk is defined as the risk in cross-border lending resulting from events in the country. These events include political and social unrests, exchange control, moratoria, currency devaluation, nationalisation and expropriation of assets.

Country risk is managed within an established country risk management framework. The framework includes setting of cross-border limits for each country based on the country's risk rating, economic potential as measured by its GDP, as well as the Group's presence and business strategy in the country. Cross-border exposures are analysed and significant trends reported to the Credit Committee.

Credit Exposure from Foreign Exchange and Derivatives
To manage credit risk arising from derivative activities, master agreements, such as International Swaps and Derivatives Association (ISDA) agreements are established with counterparties. Such agreements allow the Group to cash-settle transactions in the event of counterparty default, resulting in a single net claim against or in favour of the counterparty.

In addition, the Group also establishes bilateral collateral support agreements with selected counterparties. Under such agreements, either party may be required to provide collateral, based on periodic valuations of selected portfolios, when exposure exceeds a pre-defined threshold.

Settlement Risk
Settlement risk arises in transactions which involve an exchange of payments in which the Group must honour its obligation to deliver but risks the non-delivery from its counterparty.

The Group's foreign exchange-related settlement risk has been significantly reduced, relative to the volume of our business, through our membership in the Continuous Linked Settlement (CLS) scheme. This scheme allows transactions to be settled irrevocably on a delivery-versus-payment (DVP) basis.

Customer loans
Loans and advances are made to customers in various industry segments and business lines. The top 20 obligor group borrowers and top 100 group borrowers made up 11.3% and 22.7% of total loans and advances respectively.

Total consumer loans, which consist of housing loans and loans to professionals and private individuals (including outstanding credit card balances), accounted for 36.8% and 38.4% of the total loan portfolio as at 31 December 2006 and 31 December 2005 respectively.

Table 1 shows the composition of loans and advances and contingent liabilities to customers as at 31 December.

Classification and Loan Loss Impairment
The Group classifies its loan portfolios according to the borrower's ability to repay the loan from its normal sources of income. All loans and advances to customers are classified into 'Pass', 'Special Mention' or 'Non-Performing' categories. Non-Performing Loans are further classified as 'Substandard', 'Doubtful' or 'Loss' in accordance with Notice to Banks, MAS 612 (March 2005).

The Group's practice is to provide for impairment of its overseas operations based on local regulatory requirements for local reporting purposes, and where necessary, to provide for additional impairment to comply with UOB Group's impairment policy and MAS' requirements.

Write-off policy
Classified accounts are closely monitored to ensure continued efforts are made to improve the Group's position and reduce its exposure. Where appropriate, such loans are transferred to in-house recovery specialists to maximise recovery prospects. A classified account is written off when there is no realisable tangible collateral securing the account, and all feasible avenues of recovery have been exhausted.

Restructured non-performing loans
Loans are restructured to assist a borrower in overcoming financial difficulties where the longer term prospects of the business or project owe still deemed to be viable. A restructured account is categorised as non-performing and placed in the appropriate classified grade depending on the Group's assessment of the financial condition of the borrower and the ability of the borrower to repay based on the restructured terms. A restructured account can only be upgraded to "Pass" when all payments are current for six months in the case of credit facilities with monthly

Customer loans – Table 1

	Loans and advances			Contingent liabilities		
By industry type (%)	2006	2005	2004	2006	2005	2004
Transport, storage and communication	**5.1**	3.5	3.1	**4.6**	3.0	2.2
Building and construction	**9.9**	10.9	11.0	**17.9**	18.0	16.4
Manufacturing	**11.1**	11.3	11.5	**11.3**	8.6	9.6
Non-bank financial institutions	**16.3**	15.0	15.0	**25.2**	37.6	42.2
General commerce	**14.8**	16.4	16.0	**29.4**	22.7	19.4
Professionals and private individuals	**13.0**	14.6	14.9	**2.1**	1.2	1.8
Housing loans	**23.8**	23.8	23.4	**–**	–	–
Other	**6.0**	4.5	5.1	**9.5**	8.9	8.4
Total (%)	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Total ($ million)	**79,380**	69,846	67,977	**10,063**	11,290	9,818

Restructured non-performing loans – Table 2

$ million	2006		2005		2004		2003	
	Amount	Individual Impairment	Amount	Individual Impairment	Amount	Individual Impairment	Amount	Individual Impairment
Substandard	**45**	**6**	141	31	223	22	196	31
Doubtful	**1**	**1**	1	1	49	37	–	–
Loss	**3**	**3**	10	10	30	30	35	35
Total	**49**	**10**	152	42	302	89	231	66

repayments or one year for quarterly/semi-annual repayments. For credit facilities with annual or longer repayment bases, the Group would only upgrade that credit facility if the borrower has complied fully with the restructured terms and demonstrated the ability to repay after the end of one repayment period.

Loans that were classified and restructured during the financial year are shown in Table 2.

Non-performing loans (NPLs) and cumulative impairment of the Group

The Group's NPLs continued to trend downwards. Against 31 December 2005, Group NPLs decreased 19.5% to $3,165 million as at 31 December 2006. Correspondingly, NPL ratio improved to 4.0% as at 31 December 2006 from 5.6% as at 31 December 2005. Of the total NPLs as at 31 December 2006, $2,119 million or 67.0% were in the Substandard category and $1,712 million or 54.1% were secured by collateral.

In line with the lower NPLs, total cumulative impairment decreased 7.6% from 31 December 2005 to $2,508 million as at 31 December 2006. As at 31 December 2006, total cumulative impairment provided coverage of 79.2% against total NPLs and 172.6% against unsecured NPLs.

Non-performing loans and cumulative impairment of the Group


6000
4800
3600
2400
1200
0
$ million
5,160
3,306
396
1,458
3,332
1,910
1,422
5,484
3,347
350
1,787
3,724
2,354
1,370
3,931
2,529
464
938
2,714
1,444
1,270
3,165
2,119
160
886
2,508
1,237
1,271
2003
2004
2005
2006
Loss NPLs
Doubtful NPLs
Substandard NPLs
Collective impairment
Individual impairment

Ratios (%)	2006	2005	2004	2003
NPLs*/Gross customer loans	**4.0**	5.6	8.0	8.1
NPLs+/Gross customer loans and debt securities	**3.0**	4.9	7.2	7.7
NPLs/Total assets	**2.0**	2.7	4.1	4.5
Cumulative impairment/ NPLs	**79.2**	69.0	67.9	64.6
Cumulative impairment/ Unsecured NPLs	**172.6**	159.4	138.6	141.4
Cumulative impairment*/ Gross customer loans	**3.2**	3.9	5.4	5.2
Collective impairment/ Gross customer loans (net of individual impairment* for loans)	**1.6**	1.9	2.1	2.3

* Excluding debt securities.
\+ Including debt securities.

NPLs and cumulative impairment of the Regional Countries

NPLs of Regional Countries declined to $1,714 million as at 31 December 2006 from $1,838 million as at 31 December 2005, leading to a lower NPL ratio of 9.0% as at 31 December 2006 from 10.6% as at 31 December 2005.

As at 31 December 2006, total cumulative impairment for Regional Countries was $1,182 million, providing coverage of 69.0% for the total NPLs and 142.2% for the unsecured NPLs.

Non-performing loans and cumulative impairment of Regional Countries


2500
2000
1500
1000
500
0
$ million
1,373
811
103
459
1,086
606
480
2,291
1,363
117
811
1,622
1,119
503
1,838
1,127
170
541
1,236
813
423
1,714
1,078
48
588
1,182
822
2003
2004
2005
2006
Loss NPLs
Doubtful NPLs
Substandard NPLs
Collective impairment
Individual impairment

Ratios (%)	2006	2005	2004	2003
NPLs*/Gross customer loans	**9.0**	10.6	15.2	14.1
NPLs +/Gross customer loans and debt securities	**8.1**	10.0	14.4	13.7
Cumulative impairment/ NPLs	**69.0**	67.2	70.8	79.1
Cumulative impairment/ Unsecured NPLs	**142.2**	138.3	142.0	160.2
Cumulative impairment*/ Gross customer loans	**6.2**	7.1	10.7	11.1
Collective impairment/ Gross customer loans (net of individual impairment* for loans)	**2.0**	2.6	3.6	5.4
NPLs/Gross exposure to the Regional Countries	**6.7**	6.8	9.7	8.4

* Excluding debt securities.
\+ Including debt securities.

NPLs and cumulative impairment of Greater China

NPLs of Greater China declined 71.9% from $64 million as at 31 December 2005 to $18 million as at 31 December 2006. NPL ratio for Greater China improved to 0.6% as at 31 December 2006 from 2.7% as at 31 December 2005.

Total cumulative impairment for Greater China totalled $38 million as at 31 December 2006, representing a decline of 15.6% or $7 million compared to $45 million as at 31 December 2005. The cumulative impairment provided coverage of 211.1% for the total NPLs.

Non-performing loans and cumulative impairment of Greater China



175
140
105
70
35
0
$ million
161
106
33
22
86
61
25
161
102
35
24
77
52
25
64
58
5
1
45
10
35
18
16
1
1
38
3
35
2003
2004
2005
2006
Loss NPLs
Doubtful NPLs
Substandard NPLs
Collective impairment
Individual impairment

Ratios (%)	2006	2005	2004	2003
NPLs*/Gross customer loans	**0.6**	2.7	8.0	8.2
NPLs +/Gross customer loans and debt securities	**0.5**	2.5	7.0	7.4
Cumulative impairment/NPLs	**211.1**	70.3	47.8	53.4
Cumulative impairment*/ Gross customer loans	**1.3**	1.9	3.8	4.4
Collective impairment/ Gross customer loans (net of individual impairment* for loans)	**1.2**	1.5	1.3	1.3
NPLs/Gross exposure to Greater China	**0.2**	0.6	1.5	1.7

* Excluding debt securities.
\+ Including debt securities.

NPLs by region

NPLs of Singapore and the Regional Countries accounted for 42.5% and 54.2% respectively of the total NPLs as at 31 December 2006.

As at 31 December 2006, Singapore NPLs decreased by 31.2% to $1,346 million and Regional NPLs decreased by 6.7% to $1,714 million over 31 December 2005.

$ million	2006	2005	2004	2003
Singapore	**1,346**	1,955	2,949	3,530
Malaysia	**594**	651	873	930
Indonesia	**115**	101	88	119
Philippines	**182**	180	160	184
Thailand	**823**	906	1,170	140
Regional Countries	**1,714**	1,838	2,291	1,373
Greater China	**19**	64	161	161
Other	**86**	74	83	96
Group total	**3,165**	3,931	5,484	5,160

NPLs by industry

NPL ratios trended lower across all industry sectors compared to 31 December 2005. The decline was largely contributed by professionals and private individuals (-$170 million), building and construction (-$138 million), and non-bank financial institutions sectors (-$130 million).

NPLs by industry as at 31 December are shown in Table 3.

Individual impairment by loan classification

Of the total individual impairment of $1,237 million as at 31 December 2006, 71.6% was for 'Loss' accounts compared to 65.0% as at 31 December 2005.

Individual impairment loss by loan classification



2500
2000
1500
1000
500
0
$ million
1,910
1,458
263
189
2,354
1,787
226
341
1,444
938
341
165
1,237
886
116
235
2003
2004
2005
2006
Loss NPLs
Doubtful NPLs
Substandard NPLs

NPLs by industry – Table 3

Industry type	2006 Amount ($ million)	2006 As % of gross customer loans	2005 Amount ($ million)	2005 As % of gross customer loans	2004 Amount ($ million)	2004 As % of gross customer loans	2003 Amount ($ million)	2003 As % of gross customer loans
Transport, storage and communication	**70**	**1.7**	79	3.2	119	5.7	105	5.0
Building and construction	**428**	**5.4**	566	7.4	844	11.3	756	10.3
Manufacturing	**786**	**8.9**	834	10.6	1,130	14.5	745	12.7
Non-bank financial institutions	**398**	**3.1**	528	5.1	660	6.5	984	9.5
General commerce	**651**	**5.5**	769	6.7	1,006	9.2	751	8.1
Professionals and private individuals	**408**	**4.0**	578	5.7	897	8.8	926	9.6
Housing loans	**304**	**1.6**	390	2.3	505	3.2	632	4.3
Other	**117**	**2.5**	150	4.8	244	7.1	182	5.7
Sub-total	**3,162**	**4.0**	3,894	5.6	5,405	8.0	5,081	8.1
Debt securities	**3**		37		79		79	
Total	**3,165**		3,931		5,484		5,160	

Individual impairment by region

As at 31 December 2006, Singapore and the Regional Countries accounted for 32.6% and 66.5% respectively of the Group's total individual impairment of $1,237 million, compared to 42.2% for Singapore and 56.3% for the Regional Countries as at 31 December 2005.

$ million	2006	2005	2004	2003
Singapore	**403**	609	1,157	1,200
Malaysia	**159**	207	331	383
Indonesia	**46**	55	68	78
Philippines	**97**	70	80	76
Thailand	**520**	481	640	69
Regional Countries	**822**	813	1,119	606
Greater China	**3**	10	52	61
Other	**9**	12	26	43
Individual impairment for the Group	**1,237**	1,444	2,354	1,910
Collective impairment for the Group	**1,271**	1,270	1,370	1,422
Total	**2,508**	2,714	3,724	3,332

Individual impairment by industry

Individual impairment as at 31 December 2006 was mainly from the manufacturing and general commerce sectors which accounted for 31.7% and 23.5% respectively of the total individual impairment for loans.

$ million	2006	2005	2004	2003
Transport, storage and communication	**41**	31	56	44
Building and construction	**141**	182	337	275
Manufacturing	**392**	410	602	352
Non-bank financial institutions	**117**	151	190	319
General commerce	**290**	332	503	316
Professionals and private individuals	**165**	214	386	360
Housing loans	**29**	49	93	98
Other	**60**	64	139	98
Sub-total	**1,235**	1,433	2,306	1,862
Debt securities	**2**	11	48	48
Total	**1,237**	1,444	2,354	1,910

Ageing of NPLs

Accounts that have payment records that are current or ≤ 90 days past due and/or in excess would be classified as 'Non-Performing' if the borrowers are deemed to be financially weak.

The full outstanding balance of an account is deemed non-current and aged when there are arrears in interest servicing or principal repayment.

	2006		2005		2004		2003	
Ageing (Days)	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs
Current	**270**	**8.5**	286	7.3	548	10.0	670	13.0
≤ 90	**281**	**8.9**	380	9.6	357	6.5	378	7.3
91 to 180	**333**	**10.5**	459	11.7	596	10.9	464	9.0
≥ 181	**2,281**	**72.1**	2,806	71.4	3,983	72.6	3,648	70.7
Total	**3,165**	**100.0**	3,931	100.0	5,484	100.0	5,160	100.0

Collateral types

The majority of the classified loans are secured by properties in Singapore. Properties are valued semi-annually. As at 31 December 2006, 54.1% of total Group NPLs was secured, compared to 56.7% as at 31 December 2005.

	2006		2005		2004		2003	
Ageing (Days)	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs
Group NPLs								
Secured	**1,712**	**54.1**	2,228	56.7	2,797	51.0	2,804	54.3
Unsecured	**1,453**	**45.9**	1,703	43.3	2,687	49.0	2,356	45.7
Total	**3,165**	**100.0**	3,931	100.0	5,484	100.0	5,160	100.0

Secured/unsecured NPLs

The secured NPLs of the Group by collateral type and based on country of risk as at 31 December were as follows:

$ million	Properties	Marketable securities	Cash and deposits	Other	Total
2006					
Singapore	**740**	**3**	**17**	**11**	**771**
Regional Countries	**797**	**60**	**3**	**23**	**883**
Greater China	**14**	**–**	**–**	**–**	**14**
Other	**42**	**–**	**2**	**–**	**44**
Total	**1,593**	**63**	**22**	**34**	**1,712**
2005					
Singapore	1,139	13	16	12	1,180
Regional Countries	841	47	6	50	944
Greater China	42	–	–	–	42
Other	61	1	–	–	62
Total	**2,083**	**61**	**22**	**62**	**2,228**
2004					
Singapore	1,442	21	19	36	1,518
Regional Countries	1,008	84	15	42	1,149
Greater China	84	–	–	–	84
Other	45	1	–	–	46
Total	**2,579**	**106**	**34**	**78**	**2,797**
2003					
Singapore	1,883	51	16	78	2,028
Regional Countries	579	66	9	41	695
Greater China	44	1	2	–	47
Other	30	3	–	1	34
Total	**2,536**	**121**	**27**	**120**	**2,804**

Balance Sheet Risk Management
Balance sheet risk management is about managing interest rate, foreign exchange and liquidity risks that arise out of the Group's core banking activities.

The Asset Liability Committee (ALCO), under delegated authority from the Board of Directors, approves policies, strategies and limits in relation to the management of structural balance sheet risk exposures. These are monitored by the Balance Sheet Risk Management Division within the Risk Management Sector, and managed within a framework of approved policies and advisory limits. ALCO's decisions and its risk management reports are reviewed by the Executive Committee of the Board (Exco) and by the Board of Directors. At a tactical level, Global Treasury's Asset Liability Management unit is responsible for the active management of the balance sheet risk in the banking book in accordance with the Group's approved balance sheet risk management policies.

Interest Rate Risk
In the course of its normal core banking activities, the Group strives to meet customers' demands and preferences for products with various interest rate structures and maturities. Sensitivity to interest rate movements arises from mismatches in repricing, underlying rates and other characteristics of assets and liabilities. As interest rates and yield curves change over time, the size and nature of these mismatches may result in a decline in earnings. The primary objective in managing balance sheet risk, therefore, is to manage the volatility in Net Interest Income (NII) and Economic Value of Equity (EVE).

Balance sheet interest rate risk exposures are quantified using a combination of dynamic simulation techniques and static analysis tools, such as repricing schedules and sensitivity analysis. These schedules provide indications of the potential impact on interest income through the analysis of the sensitivity of assets and liabilities to changes in interest rates.

A positive interest rate sensitivity gap exists where more interest rate sensitive assets than interest rate sensitive liabilities reprice during a given time period. A positive gap in the shorter tenor benefits NII when interest rates are rising. Conversely, a negative interest rate sensitivity gap exists where more interest sensitive liabilities than interest sensitive assets reprice during a given time period. A negative gap on the shorter tenor benefits NII when interest rates are falling.

Interest rate sensitivity varies with different repricing periods and currencies. Mismatches in the longer tenors will experience greater change in the price value than similar positions in the shorter tenors for the same rate change.

The table in Note 44(c) to the financial statements represents the Group's interest rate risk sensitivity based on contractual repricing mismatches as at 31 December 2006. The Group had an overall positive interest rate sensitivity gap of $12,397 million, which represents the net difference between interest rate sensitive assets and liabilities. The effect on NII depends on a number of factors, including variations in interest rates within the repricing periods, variations among currencies, and the extent of prepayments. The interest rate repricing profile, which includes lending, funding and liquidity activities, typically leads to negative interest rate sensitivity in the shorter term.

Complementing static analysis is the dynamic simulation process. In this process, the Group applies both the earnings and EVE approaches to assess interest rate risk. The potential effects of interest rate changes on NII are estimated by simulating the possible future course of interest rates, expected changes in the Group's business activities over time, as well as the effects of embedded options. Embedded options may be in the form of loan prepayments and deposit prematurity upliftment. Changes in interest rates are simulated using different interest rate scenarios such as changes in the shape of the yield curve, including high and low rates, positive and negative tilt scenarios.

EVE is the present value of the Group's assets less the present value of the Group's liabilities. In EVE sensitivity simulations, the present values for the entire Group's cash flows are computed, with the focus on changes in EVE under different interest rate scenarios. This economic perspective measures interest rate risks across the full maturity spectrum of the balance sheet, including off-balance sheet items.

Stress testing is also performed regularly to determine the adequacy of the Group's capital in meeting the impact of extreme interest rate movements on its balance sheet. Such tests are also performed to provide early warnings of potential extreme losses, facilitating the proactive management of interest rate risks in an environment of rapid financial market changes. The results of such stress tests are presented to ALCO, the Exco and the Board of Directors.

The risks arising from the trading book, for example interest rates, foreign exchange rates and equity prices, are managed and controlled under the market risk framework that is discussed under the section 'Market Risk Management' on pages 48 to 49.

Liquidity Risk

Liquidity risk is defined as the risk to the Bank's earnings or capital arising from its inability to meet its financial obligations as they fall due, without incurring significant costs or losses. Liquidity risk arises from the general funding of the Group's banking activities and in the management of its assets and liabilities, including off-balance sheet items. The Group maintains sufficient liquidity to fund its day-to-day operations, meet deposit withdrawals and loan disbursements, participation in new investments, and repayment of borrowings. Hence, liquidity is managed in a manner that addresses known as well as unanticipated cash funding needs.

Liquidity risk is managed in accordance to a framework of policies, controls and limits approved by ALCO. These policies, controls and limits ensure that the Group monitors and manages liquidity risk in a manner that ensures sufficient sources of funds are available over a range of market conditions. These include minimising excessive funding concentrations by diversifying sources and term of funding as well as maintaining of a portfolio of high quality and marketable debt securities.

The distribution of deposits is actively managed to ensure a balance between cost effectiveness, continued accessibility to funds, and diversification of funding sources. Important factors in assuring liquidity are competitive pricing, proactive management of the Group's 'core deposits' and the maintenance of customers' confidence. 'Core deposits' are generally stable non-bank deposits, such as current accounts, savings accounts and fixed deposits. The Group monitors the stability of its 'core deposits' by analysing their volatility over time. Customer confidence is founded on the Bank's good reputation, the strength of its earnings, and its financial strength and credit rating.

Aligning to the regulatory liquidity risk management framework, liquidity risk is measured and managed on a projected cash flow basis. The Group is monitored under "business as usual", "bank-specific crisis" and "general market crisis" scenarios. Cash flow mismatch limits are established to limit the Group's liquidity exposure. The Group has also employed liquidity early warning indicators and established trigger points to signal possible contingency situations. At the tactical level, Global Treasury's Asset Liability Management unit is responsible for the active managemet of cash flows in accordance with the Group's approved liquidity risk management policies and limits.

Liquidity contingency funding plans are in place to identify potential liquidity crises through early warning indicators; detailing crisis escalation process and the various strategies including funding and communication strategies to be taken to minimise the impact of a liquidity crunch.

Overseas banking branches and subsidiaries are required to comply with their local regulatory liquidity requirements and will be self-sufficient in their local currency funding requirements. The Group's Head Office in Singapore will provide funding to on an exceptional basis. In the event of liquidity crisis when they are unable to source sufficient funds for their operational requirements, Head Office would meet such requirements.

For major foreign currencies, the Group practices pool funding where regional branches and subsidiaries clear their placement and funding requirements with Head Office. This practice improves the efficiency in the Group's deployment of funds.

The table in Note 44(d) to the financial statements presents the maturity mismatch analysis of the Group's near and long-term time bands relating to the cash inflows and outflows based on contractual maturity arising from the Group's activities. The projected net cash outflow in the 'Up to 7 days' time band comprises mainly customers' current accounts and savings accounts that are repayable on demand. However, when these deposits are adjusted for behavioural characteristics, the projected net cash outflow in the 'Up to 7 days' time band is significantly reduced as these are adjusted to the longer-term time bands due to the stable nature of such deposits.

Sources of Deposits

The Group has access to diverse funding sources. Liquidity is provided by a variety of both short and long-term products. The diversity of funding sources enhances funding flexibility, reduces dependency on any one source of funds, and generally reduces the overall cost of funds. In making funding decisions, management considers market conditions, prevailing interest rates, liquidity needs, and the desired maturity profile of the Group's liabilities.

Non-bank customers' fixed deposits, savings and other deposits continued to form a significant part of the Group's overall funding base in the year under review. As at 31 December 2006, these deposits amounted to $95,552 million and accounted for 74% of total Group deposits. Bankers' deposits, on the other hand, amounted to $33,448 million and formed the remaining 26% of total Group deposits. In terms of deposit mix, fixed deposits comprised the majority of the funding base at 49%, followed by savings and other deposits at 25%. Bankers' deposits are also used by the Group to maintain a presence in the inter-bank money markets.

	2006	
Sources of Deposits	$ million	%
Customer deposits		
Fixed deposits	**63,053**	**49**
Savings and other deposits	**32,499**	**25**
	95,552	**74**
Bankers' deposits	**33,448**	**26**
Total deposits	**129,000**	**100**

	2005	
Sources of Deposits	$ million	%
Customer deposits		
Fixed deposits	54,947	48
Savings and other deposits	30,556	26
	85,503	74
Bankers' deposits	29,456	26
Total deposits	114,958	100

Sources of deposits – 2006


25%
26%
49%

Sources of deposits – 2005


26%
26%
48%
Bankers' deposits
Fixed deposits
Savings and other deposits

Market Risk Management
Market risk arises from changes in interest rates, foreign exchange rates, equity prices and credit spreads, as well as their correlations and implied volatilities. The Group is exposed to trading market risks principally from its client-driven market-making, and product structuring activities, as well as its proprietary trading activities to benefit from market opportunities.

Market risk is governed by the Group ALCO, which provides risk oversight and policy guidance. ALCO, whose authorities are delegated by the Exco, meets twice monthly to review and provide directions related to market risk matters. Market Risk Management, a division of the Risk Management sector, supports the Exco and ALCO with independent assessment of the market risk profile for the Group.

The Group's market risk framework comprises market risk policies and practices, delegation of authority and market risk limits, validation of valuation and risk models and methodologies. This framework also encompasses the new products process to ensure that market risk issues identified are adequately addressed prior to the launch of the new products and services.

The Group adopts a daily Value-at-Risk (VaR) to estimate market risk within a 95% confidence level using the historical simulation method. This methodology is a non-parametric approach that does not make assumptions on the distribution of returns and the correlations between risk classes. The method assumes that possible future changes in market rates, such as interest and foreign exchange rates, may be implied by observed historical market movements. The Group uses historical price changes for the past 260 days to compute the returns of the portfolio. VaR is then estimated from the distribution of these returns based on a 95% confidence interval. The VaR estimates are back tested against profits and losses of the trading book to validate the robustness of the methodology.

To complement the VaR measure, stress and scenario tests are performed on the trading portfolios to identify the Group's vulnerability to event risks. These tests serve to provide early warnings of plausible extreme losses to facilitate proactive management of market risks.

The level of risk limits delegated to business units are balanced with expected returns that commensurate the risks taken.

Value-at-Risk (VaR)
Value at Risk for the Group is the potential loss not exceeded at the 95% confidence level over the next one (1) business day. The level of VaR is dependent on the exposures as well as market prices and volatilities.

The Group's Daily Diversified VaR, as at 31 December 2006, was $2.10 million and comprised mainly interest rate risk – including credit spread risk (29%), foreign exchange risk (43%) and equity & volatility risk (28%).

The Group's Daily Diversified VaR for 2006, averaging $2.97 million, ranged between $1.60 million and $5.2 million:

Assets mix – 2006


3%
7%
10%
17%
48%
15%

Assets mix – 2005


3%
7%
8%
14%
46%
22%

- Cash, balances and placements with central banks
- Securites
- Placements and balances with banks and agents
- Customer loans
- Intangible assets
- Other

Group Daily Diversified VaR for 2006

($ Million)	31 Dec 2006	High	Low	Average
Interest rate	**1.15**	**4.43**	**1.09**	**2.50**
Foreign exchange	**1.70**	**2.37**	**0.25**	**0.99**
Equity/volatility	**1.12**	**3.78**	**0.69**	**1.63**
Diversification effect	**(1.87)**	**NM**	**NM**	**(2.15)**
Total VaR	**2.10**	**5.20**	**1.60**	**2.97**

Group Daily Diversified VaR for 2005

($ Million)	31 Dec 2005	High	Low	Average
Interest rate	3.30	9.79	2.42	4.97
Foreign exchange	2.61	4.62	0.74	2.04
Equity/volatility	1.30	3.44	0.98	1.87
Diversification effect	(2.77)	NM	NM	(3.21)
Total VaR	4.44	9.93	3.30	5.67

NM denotes 'Not Meaningful' to compute diversification effect because the high and low may occur on different days for different risk types.

Group Daily Diversified VaR Distribution for 2006


Number of Days
100
80
60
40
20
0
0
0
15
92
79
56
5
0
0
0
< 0
< 0.75
0.75 - 1.75
1.75 - 2.75
2.75 - 3.75
3.75 - 4.75
4.75 - 5.75
5.75 - 6.75
6.75 - 7.75
> 7.75
Diversified VaR ($ million)
Number of Days: 250
Low: $1.60 million
High: $5.20 million
Average: $2.97 million

Group Daily Diversified VaR Distribution for 2005


Number of Days
100
80
60
40
20
0
0
23
66
56
34
41
24
5
1
0
< 2.75
2.75 - 3.75
3.75 - 4.75
4.75 - 5.75
5.75 - 6.75
6.75 - 7.75
7.75 - 8.75
8.75 - 9.75
9.75 - 10.75
> 10.75
Diversified VaR ($ million)
Number of Days: 250
Low: $3.30 million
High: $9.93 million
Average: $5.67 million

Group Daily Trading Income Distribution for 2006


Number of Days
125
100
75
50
25
0
1
3
2
14
67
113
34
14
2
0
0
0
0
< (8)
(8) - (6)
(6) - (4)
(4) - (2)
(2) - 0
0 - 2
2 - 4
4 - 6
> 6
> 8
> 10
> 12
> 14
Profit and Loss ($ million)
Number of Days: 250
Low: ($8.67) million
High: $6.49 million
Average: $0.66 million

Group Daily Trading Income Distribution for 2005


Number of Days
100
80
60
40
20
0
7
5
19
28
44
63
43
19
13
5
1
1
2
< (8)
(8) - (6)
(6) - (4)
(4) - (2)
(2) - 0
0 - 2
2 - 4
4 - 6
6 - 8
8 - 10
10 - 12
12 - 14
> 14
Profit and Loss ($ million)
Number of Days: 250
Low: ($11.78) million
High: $15.23 million
Average: $0.48 million

Operational Risk Management

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Potential loss may be in the form of financial loss or other damages, for example, loss of reputation and public confidence that will impact the Group's credibility and ability to transact, maintain liquidity and develop new businesses.

Operational risk is managed through a framework of policies, processes and procedures by which operational risks inherent in the Group's business are identified, assessed, monitored, controlled, mitigated and reported to the UOB Group Management Committee, the Exco and the Board of Directors.

The Group's Management Committee, under its delegated authority from the Board of Directors, oversees the establishment of a sound operational risk management framework and monitors the operational risk profile of the Group.

In providing oversight of the management of the Group's operational risk, the Operational Risk Management, a division of the Risk Management Sector, develops and maintains the Group's operational risk management framework, policies, processes and procedures. Operational Risk Management also supports and guides business units in the implementation of operational risk management programmes.

Operational risk management tools and processes include:

- Operational Risk Profiles (ORPs);
- Operational Risk Self-Assessment (ORSA);
- Operational Risk Action Plan (ORAP);
- Key Operational Risk Indicators (KORIs);
- Analysis of operational risk events/loss data.

The building of ORPs involves identification and assessment of inherent risks as well as the controls to address the identified risks. ORSAs provide the analytical tool to assess the adequacy and effectiveness of such controls in mitigating these risks. Action plans to address any issues identified through the ORSAs are documented and monitored via the ORAP. The ORSA programme consists of a general control environment self-assessment and a risk and control self assessment covering core business processes.

KORIs are statistical data collected and monitored by business and support units on an on-going basis to facilitate the early detection of potential operational control weaknesses. Trend analysis is carried out to identify systemic issues that need to be addressed.

A database of operational risk events and losses has been established to facilitate the possible use of advanced approaches for quantification of operational risks. Additionally, the analysis of operational risk events will strengthen the operational risk management capability of the Group.

The Group's operational risk management framework also incorporates a new product/service programme process. This process aims to ensure that risks associated with the introduction of new products and services are identified, analysed and addressed prior to launch.

Online products and services require extra care and precautionary measures to protect customers' confidentiality and interests. Clear instructions are posted on the Group's website to advise and educate customers on the proper use and safekeeping of their access identification and passwords. To provide an additional layer of security, Two-Factor Authentication (2FA) was implemented in Singapore in December 2006. This improves the verification of online banking customer identity. With 2FA, online banking customers are required to provide a unique one-time password in addition to their username and password upon login.

With the increasing need to outsource internal operations to achieve cost and operational efficiency, the Group's Outsourcing Policy and framework ensures that outsourcing risks are adequately identified and managed prior to the introduction of new arrangements as well as in current arrangements.

Effective Business Continuity Management and Crisis Management strategies and plans have been developed, implemented and tested to mitigate the risk of major business and/or system disruptions. These ensure prompt recovery of critical business functions in the event of such disruptions.

The Group's operational risk management framework includes a Group Insurance Programme that mitigates the risk of high impact operational losses.

Legal risk is a part of operational risk. Legal risk arises from inadequate documentation, legal or regulatory incapacity, insufficient authority of customers and uncertainty in the enforcement of contracts. This is managed through consultation with the Group's legal counsel and external legal counsel to ensure that legal advice is appropriately taken.

As part of the Group's ongoing promotion of an effective risk management culture, an operational risk management training programme has been established.

Basel II

Over the last few years, as part of the Group plans to adopt best practice in risk management, substantial investments and significant progress were made in aligning to the requirements of the International Convergence of Capital Measurement and Capital Standards framework (Basel II). This effort included investments in human resources, IT systems, processes, and the development of internal models to estimate risk.

The Group intends to adopt an Internal Rating Based Approach (IRBA) in the management of its credit exposures. To this end, significant changes have been made to the Bank's organisational structure, policies and procedures to ensure that internal risk ratings are integral to the Group's credit decision and management processes.

The Group is working towards adopting an Internal Model Approach (IMA) in the management of its market risk exposure. At the same time, the Group has mapped all its business activities to the business lines defined by Basel II under the Standardised Approach for operational risk.

To complement these initiatives, work is in progress to develop and implement a process to assess the adequacy of the Group's capital to support the risks inherent to its core banking activities.

The Group is committed to continue strengthening and investing in its risk management systems, processes and procedures to adopt best practices in its risk management framework.

Group Financial Review

Certain figures in this section may not add up to the relevant totals due to rounding. Certain comparative figures have been restated to conform with the current year's presentation. Amounts less than $500,000 in absolute term are shown as "0".

Highlights and performance indicators

	2006	2005		Variance (%)
Summarised Profit and Loss ($ million)				
Net interest income (NII)	**2,710**	2,348	+	15.5
Non-interest income (Non NII)	**1,514**	1,414	+	7.1
Total income	**4,224**	3,761	+	12.3
Less: Total expenses	**1,736**	1,424	+	21.9
Operating profit before amortisation and impairment charges	**2,488**	2,337	+	6.4
Less: Intangible assets	**13**	60	–	79.2
Less: Other impairment charges	**181**	174	+	4.1
Add: Share of profit of associates	**152**	100	+	51.7
Less: Tax and minority interests	**564**	495	+	14.1
Net profit after tax excluding one-time gain	**1,882**	1,709	+	10.1
One-time gain [1]	**689**	–		NM
Net profit after tax [2]	**2,570**	1,709	+	50.4
Key Indicators				
Income mix (excluding one-time gain) (%)				
NII/Total income	**64.2**	62.4	+	1.8 % points
Non NII/Total income	**35.8**	37.6	–	1.8 % points
	100.0	100.0		–
Profit contribution (before tax and intangible assets, excluding one-time gain) (%)				
Singapore (including ACU)	**67.5**	77.6	–	10.1 % points
Overseas	**32.5**	22.4	+	10.1 % points
	100.0	100.0		–
Return on average ordinary shareholders' equity (ROE) [3] [4] (%)				
Including one-time gain	**17.0**	12.4	+	4.6 % points
Excluding one-time gain	**12.3**	12.4	–	0.1 % point
Basic earnings per ordinary share [3] [4] (cents)				
Including one-time gain	**165.2**	111.2	+	48.6
Excluding one-time gain	**120.1**	111.2	+	8.0
Return on average total assets (ROA) [4] (%)				
Including one-time gain	**1.65**	1.25	+	0.40 % point
Excluding one-time gain	**1.21**	1.25	–	0.04 % point
Net interest margin (%)	**1.99**	1.99		–
Expense/Income ratio (%)				
Including one-time gain	**35.9**	37.9	–	2.0 % points
Excluding one-time gain	**41.1**	37.9	+	3.2 % points
Dividend per ordinary share (cents)				
Interim	**20.0**	20.0		–
Special [5]	**30.0**	28.5	+	5.3
Final	**50.0**	40.0	+	25.0

[1] One-time gain refers to the special dividend received from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited ("HNL"), recorded by the Group and its associates in 2006.
[2] Net profit after tax refers to profit attributable to equity holders of the Bank.
[3] Calculated based on profit attributable to equity holders of the Bank net of subsidiary preference share dividend incurred for the financial year.
[4] Including the amortisation of intangible assets.
[5] Special dividend in 2005 refers to the dividend in specie of shares in United Overseas Land Limited.
"NM" denotes not meaningful.

Highlights and performance indicators (cont'd)

	2006	2005		Variance (%)
Other indicators				
Customer loans (net)[1] ($ million)	**76,875**	67,142	+	14.5
Customer deposits ($ million)	**95,552**	85,503	+	11.8
Loans/Deposits ratio[2] (%)	**80.5**	78.5	+	2.0 % points
Non-performing loans (NPLs) ($ million)	**3,165**	3,931	–	19.5
Cumulative impairment ($ million)	**2,508**	2,714	–	7.6
NPL ratio[3] (%)	**4.0**	5.6	–	1.6 % points
Cumulative impairment/NPLs (%)	**79.2**	69.0	+	10.2 % points
Total assets ($ million)	**161,312**	145,073	+	11.2
Shareholders' equity[4] ($ million)	**16,791**	14,929	+	12.5
Revaluation surplus[5] ($ million)	**1,486**	1,564	–	5.0
Net asset value (NAV) per ordinary share[6] ($)	**10.48**	9.17	+	14.3
Revalued NAV per ordinary share[6] ($)	**11.45**	10.19	+	12.4
Net tangible asset per ordinary share[6] ($)	**7.68**	6.39	+	20.2
Capital adequacy ratios (%)				
Tier 1 capital	**11.0**	11.0		-
Total capital	**16.3**	16.1	+	0.2 % point

[1] Including amount pledged under repurchase agreements.
[2] "Loans" refers to net customer loans while "Deposits" refers to customer deposits.
[3] NPL ratio represents NPLs (excluding debt securities) as a percentage of gross customer loans.
[4] Shareholders' equity refers to equity attributable to equity holders of the Bank.
[5] Refers to revaluation surplus on properties and securities not recognised in the financial statements.
[6] Subsidiary preference shares were excluded from the computation.

Review of Group performance

The Group's net profit after tax ("NPAT") of $2,570 million in 2006 was an increase of 50.4% over that of $1,709 million registered in 2005. The increase was largely due to a one-time gain of $689 million, comprising special dividend received from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited ("HNL"), recorded by the Group and its associates in 2006. Excluding the one-time gain, the Group's NPAT would be $1,882 million, representing an increase of 10.1% over 2005. The growth was mainly attributed to higher net interest income and higher fee and commission income, partly offset by higher operating expenses.

Net profit after tax



$ million
3000
2400
1800
1200
600
0
1,452
1,709
2,570
2004
2005
2006
One-time gain of $689 million

Share of pre-tax profit of associates grew 171.6% to $271 million mainly due to the Group's share of an exceptional gain of $120 million from the special dividend received from OUE and gain from divestment of OUE and HNL, as recorded by its associates. Excluding the exceptional gain, share of pre-tax profit of associates would be $152 million, an increase of 51.7% from 2005.

Net interest income

Net interest income grew 15.5% over 2005 to $2,710 million in 2006. The increase was largely contributed by higher loan yield and volume.

Net interest margin of 1.99% for 2006 was the same as that for 2005.

Net interest income



$ million
3000
2400
1800
1200
600
0
2,155
2,348
2,710
2004
2005
2006

Net interest income (NII) ratios



%
3.5
3.0
2.5
2.0
1.5
0
80
70
60
50
40
30
66.1
62.4
64.2*
2.10
1.99
1.99
2004
2005
2006
Net interest margin
NII/Total income
* Excluding one-time income

Average interest rates and margin

	2006			2005		
	Average balance $ million	Interest $ million	Average interest rate %	Average balance $ million	Interest $ million	Average interest rate %
Assets						
Customer loans	**70,191**	**4,078**	**5.81**	64,039	3,123	4.88
Inter-bank balances/balances with central banks	**42,947**	**1,894**	**4.41**	35,601	1,140	3.20
Securities	**22,758**	**990**	**4.35**	18,436	619	3.36
Total interest bearing assets	**135,896**	**6,962**	**5.12**	118,076	4,882	4.13
Liabilities						
Customer deposits	**90,884**	**2,331**	**2.56**	82,542	1,407	1.70
Inter-bank balances/other	**41,138**	**1,921**	**4.67**	33,632	1,128	3.35
Total interest bearing liabilities	**132,022**	**4,252**	**3.22**	116,174	2,534	2.18
Net interest income		**2,710**			2,348	
Net interest margin*			**1.99**			1.99

* Net interest margin represents net interest income as a percentage of total interest bearing assets.

Net interest income (cont'd)

Analysis of changes in net interest income

	2006			2005		
	Volume change $ million	Rate change $ million	Net change $ million	Volume change $ million	Rate change $ million	Net change $ million
Interest income						
Customer loans	**300**	**655**	**955**	132	420	552
Inter-bank balances/balances with central banks	**235**	**520**	**755**	209	300	509
Securities	**145**	**225**	**370**	107	52	159
Total interest income	**680**	**1,400**	**2,080**	448	772	1,220
Interest expense						
Customer deposits	**142**	**782**	**924**	94	405	499
Inter-bank balances/other	**252**	**542**	**794**	141	388	529
Total interest expense	**394**	**1,324**	**1,718**	235	793	1,028

Non-interest income

Non-interest income rose 50.4% over 2005 to $2,127 million in 2006, mainly contributed by the one-time income of $613 million (comprising special dividend received from OUE of $284 million and gain on divestment of OUE and HNL of $329 million). Excluding the one-time income, non-interest income grew by 7.1% over 2005. The increase was largely contributed by higher fee and commission income mainly from fund management and loan-related activities.

Non-interest income



2500
2000
1500
1000
500
0
$ million
1,104
1,414
2,127
2004
2005
2006
One-time income of $613 million

Non-interest income ratios



50
40
30
20
10
0
%
33.9
37.6
35.8*
21.7
23.9
23.7*
2004
2005
2006
Fee & commission income/Total income
Non-interest income/Total income
* Excluding one-time income

Composition of non-interest income

	2006 $ million	2005 $ million	Variance %
Fee and commission income			
Credit card	**138**	121	14.2
Fund management	**210**	151	38.8
Futures broking	**30**	21	42.9
Investment-related	**205**	251	(18.3)
Loan-related	**163**	126	29.3
Service charges	**68**	62	10.0
Trade-related	**164**	145	13.0
Other	**24**	22	9.3
	1,003	900	11.4
Dividend and rental income	**392**	123	217.3
Other operating income			
Net gain/(loss) from:			
Foreign exchange	**153**	130	17.5
Trading securities, government securities and derivatives	**75**	45	68.4
Investment securities	**54**	54	(0.4)
	281	228	23.2
Disposal of assets held for sale	**332**	23	NM
Disposal of fixed and other assets	**26**	19	43.1
Other income	**92**	121	(24.1)
	732	391	87.4
Total non-interest income	**2,127**	1,414	50.4

Operating expenses

Total operating expenses increased 21.9% to $1,736 million in 2006. Expense-to-income ratio of the Group increased to 41.1% (excluding the one-time income) in 2006 as compared to 37.9% in 2005.

Staff costs increased 26.8% to $867 million for 2006 compared to $684 million for 2005, largely on wages and salaries due to a higher headcount. Other operating expenses increased 17.4% to $869 million in 2006 mainly on professional fees, commission and brokerage, business promotions and IT maintenance.

Total operating expenses



2000
1600
1200
800
400
0
$ million
1,227
639
587
1,424
740
684
1,736
869
867
2004
2005
2006
Staff costs
Other operating expenses

Expense/Income



50
45
40
35
30
25
%
37.6
37.9
41.1*
2004
2005
2006

* Excluding one-time income

	2006 $ million	2005 $ million	Variance %
Staff costs	**867**	684	26.8
Other operating expenses	**869**	740	17.4
Total operating expenses^	**1,736**	1,424	21.9
^ Total operating expenses included:			
IT-related expenses	**244**	222	9.8
IT-related expenses/ Total operating expenses (%)	**14.1**	15.6	(1.5)%points

Other impairment charges

Other impairment charges increased 4.1% over 2005 to $181 million in 2006. The increase was mainly attributed to the write-back of collective impairment a year ago and higher impairment charges on investment securities, partially offset by lower impairment charges on loans.

	2006 $ million	2005 $ million	Variance %
Individual impairment on loans			
Singapore	**78**	99	(21.5)
Regional Countries[1]	**54**	119	(54.9)
Greater China[2]	**5**	(5)	NM
Other	**5**	2	142.1
	142	215	(33.8)
Other individual impairment/ provisions	**38**	15	162.3
Collective impairment	**-**	(56)	NM
Total other impairment charges	**181**	174	4.1

(1) Regional Countries comprise Malaysia, Indonesia, the Philippines and Thailand.

(2) Greater China comprises China, Hong Kong S.A.R. and Taiwan.

Total assets

Total assets as at 31 December 2006 were $161,312 million, representing a growth of 11.2% over the $145,073 million as at 31 December 2005. The increase was attributed mainly to higher customer loans and securities, partially offset by decrease in placements with banks and agents.

Assets mix

	2006		2005	
	$ million	%	$ million	%
Cash, balances and placements with central banks	**16,301**	**10.1**	11,925	8.2
Securities [1][2]	**28,081**	**17.4**	20,332	14.0
Placements and balances with banks and agents [2]	**24,531**	**15.2**	31,346	21.6
Customer loans [2]	**76,875**	**47.6**	67,142	46.3
Intangible assets	**4,293**	**2.7**	4,270	3.0
Other	**11,230**	**7.0**	10,058	6.9
Total assets	**161,312**	**100.0**	145,073	100.0

[1] Comprising Singapore and other government treasury bills and securities, trading and investment securities.
[2] Including amount pledged under repurchase agreements.

Assets mix – 2006


10%
17%
15%
48%
3%
7%

Assets mix – 2005


8%
14%
22%
46%
3%
7%

- Cash, balances and placements with central banks
- Securities
- Placements and balances with banks and agents
- Customer loans
- Intangible assets
- Other

Securities

Total securities as at 31 December 2006 amounted to $28,081 million, representing an increase of 38.1% over the $20,332 million as at 31 December 2005. The growth was mainly due to increased holdings in non-trading securities from financial institutions.

Total securities

	2006 $ million	2005 $ million	Variance %
Trading securities	**1,499**	1,592	(5.8)
Non-trading securities	**26,848**	18,956	41.6
Provision for impairment	**(267)**	(216)	23.1
	26,581	18,740	41.8
Total securities (net)	**28,081**	20,332	38.1

Non-trading securities analysed by issuer type

	2006		2005	
	$ million	%	$ million	%
Government	**8,975**	**33.4**	8,618	45.5
Public sector	**267**	**1.0**	49	0.2
Bank	**10,078**	**37.6**	5,327	28.1
Corporate	**6,717**	**25.0**	4,620	24.4
Other	**812**	**3.0**	343	1.8
Non-trading securities (gross)	**26,848**	**100.0**	18,956	100.0

Non-trading securities analysed by industry

	2006		2005	
	$ million	%	$ million	%
Transport, storage and communication	**1,029**	**3.8**	561	3.0
Building and construction	**986**	**3.7**	760	4.0
Manufacturing	**1,019**	**3.8**	431	2.3
Financial institutions	**12,430**	**46.3**	6,795	35.8
General commerce	**182**	**0.7**	173	0.9
Government	**8,975**	**33.4**	8,618	45.5
Other	**2,229**	**8.3**	1,619	8.5
Non-trading securities (gross)	**26,848**	**100.0**	18,956	100.0

Customer loans

Net customer loans grew 14.5% over 31 December 2005 to $76,875 million as at 31 December 2006, contributed largely by higher term loans and housing loans.

The increase in gross loans was seen across all industries, particularly from non-bank financial institutions and housing loans, which grew 23.6% and 13.6% respectively over 2005.

Customer loans analysed by product group

	2006		2005	
	$ million	%	$ million	%
Housing loans	**18,898**	**23.8**	16,632	23.8
Term loans	**46,073**	**58.1**	39,658	56.8
Trade financing	**5,658**	**7.1**	4,808	6.9
Overdrafts	**8,752**	**11.0**	8,747	12.5
Total gross customer loans	**79,380**	**100.0**	69,846	100.0
Individual impairment	**(1,235)**		(1,433)	
Collective impairment	**(1,271)**		(1,270)	
Total net customer loans	**76,875**		67,142	

Gross customer loans analysed by industry

	2006		2005	
	$ million	%	$ million	%
Transport, storage and communication	**4,024**	**5.1**	2,447	3.5
Building and construction	**7,894**	**9.9**	7,645	10.9
Manufacturing	**8,860**	**11.1**	7,870	11.3
Non-bank financial institutions	**12,912**	**16.3**	10,445	15.0
General commerce	**11,735**	**14.8**	11,483	16.4
Professionals and private individuals	**10,296**	**13.0**	10,209	14.6
Housing loans	**18,898**	**23.8**	16,632	23.8
Other	**4,761**	**6.0**	3,114	4.5
Total gross customer loans	**79,380**	**100.0**	69,846	100.0

Gross customer loans analysed by currency and fixed/variable rates

	2006		2005	
	$ million	%	$ million	%
Fixed rate				
Singapore dollar	**7,814**	**9.8**	6,236	8.9
US dollar	**1,733**	**2.2**	1,849	2.6
Malaysian ringgit	**379**	**0.5**	255	0.4
Thai baht	**2,932**	**3.7**	2,541	3.6
Indonesian rupiah	**54**	**0.1**	118	0.2
Other	**1,236**	**1.5**	664	1.0
Total fixed rate gross customer loans	**14,147**	**17.8**	11,664	16.7
Variable rate				
Singapore dollar	**33,755**	**42.5**	33,442	47 9
US dollar	**10,965**	**13.8**	7,955	11 4
Malaysian ringgit	**8,276**	**10.4**	6,789	9.7
Thai baht	**3,794**	**4.8**	3,685	5.3
Indonesian rupiah	**2,134**	**2.7**	1,737	2.5
Other	**6,309**	**8.0**	4,574	6.5
Total variable rate gross customer loans	**65,233**	**82.2**	58,182	83.3
Total gross customer loans	**79,380**	**100.0**	69,846	100.0

Gross customer loans analysed by remaining maturity

	2006		2005	
	$ million	%	$ million	%
Within 1 year	**35,096**	**44.2**	34,235	49.0
Over 1 year but within 3 years	**10,215**	**12.9**	8,572	12.3
Over 3 years but within 5 years	**9,490**	**11.9**	6,788	9.7
Over 5 years	**24,579**	**31.0**	20,250	29.0
Total gross customer loans	**79,380**	**100.0**	69,846	100.0

Deposits

Total deposits grew 12.2% to $129,000 million as at 31 December 2006 over the year. The growth was mainly from customer deposits which accounted for 74.1% of total deposits.

Deposits analysed by product group

	2006		2005	
	$ million	%	$ million	%
Banker deposits	**33,449**	**25.9**	29,456	25.6
Customer deposits				
Fixed deposits	**63,053**	**48.9**	54,947	47.8
Current, savings and other deposits	**32,499**	**25.2**	30,556	26.6
	95,552	**74.1**	85,503	74.4
Total deposits	**129,000**	**100.0**	114,958	100.0

Deposits analysed by remaining maturity

	2006		2005	
	$ million	%	$ million	%
Within 1 year	**125,030**	**96.9**	111,985	97.4
Over 1 year but within 3 years	**1,734**	**1.4**	1,117	1.0
Over 3 years but within 5 years	**1,566**	**1.2**	816	0.7
Over 5 years	**670**	**0.5**	1,041	0.9
Total deposits	**129,000**	**100.0**	114,958	100.0

Loans/Deposits ratio

With the 14.5% increase in net customer loans outpacing the 11.8% increase in customer deposits, the loans-to-deposits ratio increased 2.0% points to 80.5% as at 31 December 2006.

Loans/Deposits ratio


125
100
75
50
25
0
$ billion
90
80
70
60
50
40
%
81.4
78.5
80.5
64.3
79.0
67.1
85.5
76.9
95.6
2004
2005
2006
Net customer loans
Customer deposits
Loans/Deposits ratio

Shareholders' equity

Shareholders' equity rose 12.5% over the year to $16,791 million as at 31 December 2006, contributed mainly by profit for the financial year.

As at 31 December 2006, revaluation surplus of $1,486 million on properties of the Group was not recognised in the financial statements.

	2006 $ million	2005 $ million	Variance %
Shareholders' equity	**16,791**	14,929	12.5
Add: Revaluation surplus	**1,486**	1,564	(5.0)
Shareholders' equity including revaluation surplus	**18,277**	16,493	10.8

Capital adequacy ratios

As at 31 December 2006, the Group's tier 1 capital adequacy ratio ("CAR") of 11.0% and total CAR of 16.3% were 4.0% points and 6.3% points above the minimum 7%* and 10% set by Monetary Authority of Singapore respectively.

Tier 1 CAR remained unchanged while total CAR increased 0.2% point over 31 December 2005. The increase in total CAR was mainly contributed by higher retained profits and divestment of non-core assets. These were largely offset by higher risk-weighted assets from the enlarged loan and investment portfolios, dividend payment and share buy-back.

	2006 $ million	2005 $ million
Tier 1 Capital		
Share capital	**2,247**	1,538
Subsidiary preference shares	**832**	832
Disclosed reserves/other	**13,116**	12,393
Deduction of intangible assets	**(4,307)**	(4,284)
	11,888	10,479
Upper Tier 2 Capital		
Cumulative collective impairment/other	**1,457**	1,171
Subordinated notes	**5,211**	5,486
	6,668	6,657
Deductions from Tier 1 and Upper Tier 2 Capital	**(911)**	(1,816)
Total capital	**17,645**	15,320
Risk-weighted assets (including market risk)	**108,405**	95,285
Capital adequacy ratios		
Tier 1 capital	**11.0%**	11.0%
Total capital	**16.3%**	16.1%

* This will be revised to 6% with effect from 1 March 2007.

United Overseas Bank Limited
(Incorporated in Singapore)
and its Subsidiaries

Financial Statements

Directors' Report
for the financial year ended 31 December 2006

The directors are pleased to present their report to the members together with the audited financial statements of United Overseas Bank Limited (the "Bank") and its subsidiaries (the "Group") for the financial year ended 31 December 2006.

Directors
The directors of the Bank in office at the date of this report are:

Mr Wee Cho Yaw *(Chairman & Chief Executive Officer)*
Mr Wee Ee Cheong *(Deputy Chairman & President)*
Mr Ngiam Tong Dow
Prof Cham Tao Soon
Mr Wong Meng Meng
Mr Yeo Liat Kok Philip
Mr Tan Kok Quan
Prof Lim Pin
Mr Ng Boon Yew
Mr Lien Jown Leam Michael

Arrangements to enable directors to acquire shares or debentures
Neither at the end of nor at any time during the financial year was the Bank a party to any arrangement whose object was to enable the directors of the Bank to acquire benefits by means of the acquisition of shares in, or debentures of, the Bank or any other body corporate, other than those issued in connection with the UOB 1999 Share Option Scheme as set out in this report.

Directors' interests in shares or debentures
(a) The following directors, who held office at the end of the financial year, had, according to the register of directors' shareholdings required to be kept under Section 164 of the Singapore Companies Act, an interest in shares of the Bank or related corporations as stated below:

	Direct interest		Deemed interest	
	At 31.12.2006	At 1.1.2006	**At 31.12.2006**	At 1.1.2006
Ordinary shares				
The Bank				
Mr Wee Cho Yaw	**16,390,248**	16,390,248	**245,208,142**	245,208,142
Mr Wee Ee Cheong	**2,794,899**	2,794,899	**146,085,251**	146,085,251
Mr Ngiam Tong Dow	–	–	**8,600**	8,600
Prof Cham Tao Soon	–	–	**9,775**	6,520
Mr Tan Kok Quan	–	–	**74,475**	74,475
Mr Ng Boon Yew	–	–	**5,280**	5,280
United Overseas Insurance Limited				
Mr Wee Cho Yaw	**25,400**	25,400	–	–

(b) There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2007 (being the 21st day after the end of the financial year).

Directors' contractual benefits
Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Bank has received or become entitled to receive a benefit by reason of a contract made by the Bank or a related corporation with the director, or with a firm of which the director is a member, or with a company in which the director has a substantial financial interest, except that certain directors received remuneration from related corporations in their capacity as directors and/or executives of those corporations.

Directors' fees and other remuneration

Details of the total fees and other remuneration paid/payable by the Group to the directors of the Bank for the financial year ended 31 December 2006 are as follows:

	Directors' fees %	Base or fixed salary %	Variable/ performance bonus %	Benefits-in-kind and other %	Total %
$9,000,000 to $9,249,999					
Mr Wee Cho Yaw	3.0	9.3	87.5	0.2	100.0
$3,750,000 to $3,999,999					
Mr Wee Ee Cheong	3.5	16.9	76.7	2.9	100.0
Below $250,000					
Mr Ngiam Tong Dow	100.0	–	–	–	100.0
Prof Cham Tao Soon	100.0	–	–	–	100.0
Mr Wong Meng Meng	100.0	–	–	–	100.0
Mr Yeo Liat Kok Philip	100.0	–	–	–	100.0
Mr Tan Kok Quan	100.0	–	–	–	100.0
Prof Lim Pin	100.0	–	–	–	100.0
Mr Ng Boon Yew	100.0	–	–	–	100.0
Mr Lien Jown Leam Michael	100.0	–	–	–	100.0

Share options

(a) On 6 October 1999, the Bank's equity holders approved the adoption of the UOB 1999 Share Option Scheme (hereinafter called the "Scheme") to replace the UOB Executives' Share Option Scheme. Under the Scheme, options may be granted to employees in the corporate grade of Vice President (or equivalent rank) and above and selected employees below the corporate grade of Vice President (or equivalent rank) of the Bank and its subsidiaries, and to directors and controlling equity holders, subject to certain conditions.

(b) Statutory and other information regarding the options under the Scheme is as follows:

(i)

Options	Option period	Offer price $
2003	6 June 2004 to 5 June 2008	11.67
2004	29 November 2005 to 28 November 2009	13.67

(ii) The share options expire at the end of the respective option periods unless they lapse earlier in the event of death, bankruptcy or cessation of employment of the participant or the take-over or winding up of the Bank. Further details of the Scheme are set out in the circulars to equity holders dated 10 September 1999.

(iii) Since the commencement of the Scheme, no participant received 5% or more of the total options available under the Scheme and no options were granted to controlling equity holders (or their associates). No options were granted at a discount during the financial year. No options were granted to the directors of the Bank during the financial year and no options granted to the directors of the Bank since the commencement of the Scheme remained outstanding at the balance sheet date.

(iv) The holders of the Bank's options have no right to participate, by virtue of the options, in any share issue of any other company.

(c) The Scheme is administered by the Remuneration Committee, which comprises the following directors:

Mr Wee Cho Yaw *(Chairman)*
Prof Cham Tao Soon
Mr Yeo Liat Kok Philip
Prof Lim Pin

(d) During the financial year, the Bank issued 1,501,000 ordinary shares to option holders who exercised their rights in connection with the Scheme as follows:

Year options granted	Subscription price per share, paid in cash $	Number of ordinary shares in the Bank
2003	11.67	372,000
2004	13.67	1,129,000
		1,501,000

All newly issued shares rank *pari passu* in all respects with the previously issued shares.

(e) Unissued ordinary shares under option in connection with the Scheme as at 31 December 2006 comprise the following:

Year options granted	Exercise price $	Expiry date	Number of shares
2003	11.67	6 June 2008	187,000
2004	13.67	29 November 2009	765,000
			952,000

Audit Committee
The Audit Committee comprises four members, all of whom are non-executive independent directors. The members of the Audit Committee at the date of this report are as follows:

Prof Cham Tao Soon *(Chairman)*
Mr Yeo Liat Kok Philip
Mr Tan Kok Quan
Mr Ng Boon Yew *(appointed on 10 February 2006)*

The Audit Committee has reviewed the financial statements, the internal and external audit plans and audit reports, the external auditors' evaluation of the system of internal accounting controls, the scope and results of the internal and external audit procedures, the adequacy of internal audit resources, the cost effectiveness, independence and objectivity of external auditors, the significant findings of internal audit investigations and interested person transactions. The reviews were made with the internal and external auditors, the chief financial officer and/or other senior management staff, as appropriate. The Audit Committee has also carried out the functions required of the Committee under the Code of Corporate Governance and the Guidelines on Corporate Governance for Banks, Financial Holding Companies and Direct Insurers which are incorporated in Singapore.

The Audit Committee has also considered the financial, business and professional relationships between the external auditors and the Bank. It is of the view that the relationships are not incompatible with maintaining the independence of the external auditors.

Auditors
The Audit Committee has nominated Messrs Ernst & Young for re-appointment as auditors of the Bank and Messrs Ernst & Young have expressed their willingness to be re-appointed.

On behalf of the Board of Directors,

Wee Cho Yaw
Chairman & Chief Executive Officer

Wee Ee Cheong
Deputy Chairman & President

Singapore
28 February 2007

We, Wee Cho Yaw and Wee Ee Cheong, being two of the directors of United Overseas Bank Limited, do hereby state that, in the opinion of the directors:

(a) the accompanying balance sheets, profit and loss accounts, statements of changes in equity and consolidated cash flow statement together with notes thereto are drawn up so as to give a true and fair view of the state of affairs of the Bank and of the Group as at 31 December 2006, the results of the business and changes in equity of the Bank and the Group and cash flows of the Group for the financial year then ended; and

(b) at the date of this statement, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they fall due.

On behalf of the Board of Directors,

Wee Cho Yaw
Chairman & Chief Executive Officer

Wee Ee Cheong
Deputy Chairman & President

Singapore
28 February 2007

Auditors' Report to the Members of United Overseas Bank Limited

for the financial year ended 31 December 2006

We have audited the accompanying financial statements of United Overseas Bank Limited (the "Bank") and its subsidiaries (the "Group") set out on pages 67 to 141, which comprise the balance sheets of the Bank and the Group as at 31 December 2006, the profit and loss accounts and the statements of changes in equity of the Bank and the Group, and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the Financial Statements

The Bank's directors are responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards ("FRS"). This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

(i) the financial statements of the Bank and the consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Act and FRS, including the modification of the requirements of FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning by Notice to Banks No. 612 'Credit Files, Grading and Provisioning' issued by the Monetary Authority of Singapore, so as to give a true and fair view of the state of affairs of the Bank and the Group as at 31 December 2006, the results of the Bank and of the Group, the changes in equity of the Bank and the changes in equity and cash flows of the Group for the year ended on that date; and

(ii) the accounting and other records required by the Act to be kept by the Bank and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

ERNST & YOUNG
Certified Public Accountants

Singapore
28 February 2007

	Note	The Group 2006 $'000	The Group 2005 $'000	The Bank 2006 $'000	The Bank 2005 $'000
Interest income	3	**6,962,165**	4,881,743	**5,426,071**	3,833,478
Less: Interest expense	4	**4,251,829**	2,534,226	**3,620,015**	2,118,930
Net interest income		**2,710,336**	2,347,517	**1,806,056**	1,714,548
Dividend income	5	**327,682**	59,594	**763,533**	239,444
Fee and commission income	6	**1,002,560**	899,600	**509,178**	448,369
Rental income		**64,181**	63,897	**39,841**	36,282
Other operating income	7	**732,119**	390,714	**477,924**	653,303
Non-interest income		**2,126,542**	1,413,805	**1,790,476**	1,377,398
Total operating income		**4,836,878**	3,761,322	**3,596,532**	3,092,446
Less:					
Staff costs	8	**866,997**	683,566	**482,569**	388,450
Other operating expenses	9	**869,176**	740,374	**543,575**	484,055
Total operating expenses		**1,736,173**	1,423,940	**1,026,144**	872,505
Operating profit before amortisation and impairment charges		**3,100,705**	2,337,382	**2,570,388**	2,219,941
Less: Intangible assets amortised/impaired	11	**12,500**	59,980	**–**	–
Less: Other impairment charges	12	**180,697**	173,531	**30,915**	5,892
Operating profit after amortisation and impairment charges		**2,907,508**	2,103,871	**2,539,473**	2,214,049
Share of profit of associates		**271,168**	99,854	**–**	–
Profit before tax		**3,178,676**	2,203,725	**2,539,473**	2,214,049
Less: Tax	13a	**553,328**	472,322	**397,396**	363,512
Profit for the financial year		**2,625,348**	1,731,403	**2,142,077**	1,850,537
Attributable to:					
Equity holders of the Bank		**2,570,488**	1,709,206	**2,142,077**	1,850,537
Minority interests		**54,860**	22,197	**–**	–
		2,625,348	1,731,403	**2,142,077**	1,850,537
Earnings per share	14				
Basic		**165 cents**	111 cents		
Diluted		**165 cents**	111 cents		

The accounting policies and explanatory notes form an integral part of the financial statements.

Balance Sheets
as at 31 December 2006

	Note	The Group 2006 $'000	The Group 2005 $'000	The Bank 2006 $'000	The Bank 2005 $'000
Equity					
Share capital	15	**2,247,332**	1,537,843	**2,247,332**	1,537,843
Subsidiary preference shares	16	**831,550**	831,550	**-**	-
Capital reserves	17	**3,968,568**	4,359,925	**3,817,853**	4,390,810
Statutory reserve	18	**3,130,136**	3,019,865	**2,752,922**	2,645,722
Revenue reserves	19	**6,356,283**	4,962,937	**4,989,347**	3,907,394
Share of reserves of associates	20	**256,765**	216,542	**-**	-
Equity attributable to equity holders of the Bank		**16,790,634**	14,928,662	**13,807,454**	12,481,769
Minority interests		**385,307**	291,056	**-**	-
Total equity		**17,175,941**	15,219,718	**13,807,454**	12,481,769
Liabilities					
Deposits and balances of					
Banks and agents		**33,448,548**	29,455,531	**30,975,255**	27,960,008
Non-bank customers		**95,551,715**	85,502,760	**75,304,248**	66,481,295
Subsidiaries		**-**	-	**3,931,093**	2,448,464
	21	**129,000,263**	114,958,291	**110,210,596**	96,889,767
Bills and drafts payable		**388,262**	303,181	**150,055**	93,493
Derivative financial liabilities	39	**3,912,065**	3,775,894	**3,773,518**	3,706,279
Other liabilities	22	**3,452,866**	3,098,291	**1,075,126**	928,478
Tax payable		**631,841**	537,209	**553,317**	473,885
Deferred tax liabilities	13b	**154,375**	71,896	**123,120**	39,947
Debts issued	23	**6,596,064**	7,108,290	**6,398,869**	6,833,994
Total liabilities		**144,135,736**	129,853,052	**122,284,601**	108,965,843
Total equity and liabilities		**161,311,677**	145,072,770	**136,092,055**	121,447,612
Assets					
Cash, balances and placements with central banks	24	**16,301,355**	11,925,148	**13,323,922**	8,641,415
Singapore Government treasury bills and securities	25	**7,071,612**	6,883,521	**6,982,225**	6,799,634
Other government treasury bills and securities	26	**2,357,000**	2,088,563	**1,682,024**	1,472,680
Trading securities	27	**483,500**	624,887	**106,273**	228,461
Placements and balances with banks and agents	28	**21,753,108**	27,969,872	**20,200,614**	25,983,564
Loans to non-bank customers	29	**76,874,585**	66,462,540	**59,085,821**	51,274,865
Placements with and advances to subsidiaries		**-**	-	**659,777**	2,056,019
Derivative financial assets	39	**3,911,064**	3,640,632	**3,826,478**	3,609,187
Assets pledged	30a	**3,339,892**	4,668,203	**3,339,892**	2,642,992
Assets held for sale	31	**-**	606,240	**-**	423,538
Investment securities	32	**17,606,894**	10,122,392	**15,881,084**	8,664,671
Other assets	33	**4,202,338**	2,871,055	**2,431,420**	1,342,721
Investment in associates	34	**1,184,389**	1,000,174	**372,440**	346,410
Investment in subsidiaries	35	**-**	-	**3,852,073**	3,664,665
Fixed assets	37	**1,857,096**	1,872,205	**1,152,587**	1,100,220
Deferred tax assets	13b	**75,404**	67,598	**13,606**	14,751
Intangible assets	11	**4,293,440**	4,269,740	**3,181,819**	3,181,819
Total assets		**161,311,677**	145,072,770	**136,092,055**	121,447,612
Off-balance sheet items					
Contingent liabilities	38	**10,254,280**	11,475,035	**8,210,745**	9,536,694
Financial derivatives	39	**489,872,320**	590,802,496	**485,648,820**	590,824,336
Commitments	40	**44,594,898**	42,545,092	**36,063,966**	33,049,044

The accounting policies and explanatory notes form an integral part of the financial statements.

		The Group Equity attributable to equity holders of the Bank								
	Note	Share capital $'000	Subsidiary preference shares $'000	Capital reserves $'000	Statutory reserve $'000	Revenue reserves $'000	Share of reserves of associates $'000	Total $'000	Minority interests $'000	Total equity $'000
2006										
Balance at 1 January 2006		**1,537,843**	**831,550**	**4,359,925**	**3,019,865**	**4,962,937**	**216,542**	**14,928,662**	**291,056**	**15,219,718**
Currency translation adjustments	17a	-	-	**(10,871)**	-	-	-	**(10,871)**	**2,337**	**(8,534)**
Change in available-for-sale reserve	17a	-	-	**507,063**	-	-	-	**507,063**	**3,148**	**510,211**
Change in share of associates' reserves	20	-	-	-	-	-	**40,223**	**40,223**	-	**40,223**
Other adjustments		-	-	-	-	-	-	-	**6,398**	**6,398**
Total gains recognised directly in equity		-	-	**496,192**	-	-	**40,223**	**536,415**	**11,883**	**548,298**
Profit for the financial year		-	-	-	-	**2,570,488**	-	**2,570,488**	**54,860**	**2,625,348**
Total gains recognised for the financial year		-	-	**496,192**	-	**2,570,488**	**40,223**	**3,106,903**	**66,743**	**3,173,646**
Effect of Companies (Amendment) Act 2005	15a, 17a	**863,606**	-	**(863,606)**	-	-	-	-	-	-
Transfer from/(to) revenue reserves	17a, 18, 19a	-	-	**(30,189)**	**110,271**	**(80,082)**	-	-	-	-
Change in minority interests		-	-	-	-	-	-	-	**46,889**	**46,889**
Dividends	19a	-	-	-	-	**(1,025,002)**	-	**(1,025,002)**	**(19,381)**	**(1,044,383)**
Share buy-back	15a, 17a, 19a	**(172,503)**	-	**4,858**	-	**(72,058)**	-	**(239,703)**	-	**(239,703)**
Issue of shares under share option scheme	15a, 17a	**18,386**	-	**1,388**	-	-	-	**19,774**	-	**19,774**
Balance at 31 December 2006		**2,247,332**	**831,550**	**3,968,568**	**3,130,136**	**6,356,283**	**256,765**	**16,790,634**	**385,307**	**17,175,941**
2005										
Balance at 1 January 2005 As restated		1,536,255	-	4,419,295	2,922,297	4,400,583	123,405	13,401,835	156,437	13,558,272
Currency translation adjustments	17a	-	-	(16,278)	-	-	-	(16,278)	(2,615)	(18,893)
Change in available-for-sale reserve	17a	-	-	(75,203)	-	-	-	(75,203)	(260)	(75,463)
Change in share of associates' reserves	17a, 20	-	-	17,751	-	-	134,652	152,403	-	152,403
Transfer to revenue reserves upon disposal/liquidation of associates	19a, 20	-	-	-	-	41,515	(41,515)	-	-	-
Other adjustments	17a, 19a	-	-	(2,684)	-	(5,268)	-	(7,952)	177	(7,775)
Total gains/(losses) recognised directly in equity		-	-	(76,414)	-	36,247	93,137	52,970	(2,698)	50,272
Profit for the financial year		-	-	-	-	1,709,206	-	1,709,206	22,197	1,731,403
Total gains/(losses) recognised for the financial year		-	-	(76,414)	-	1,745,453	93,137	1,762,176	19,499	1,781,675
Transfer from/(to) revenue reserves	17a, 18, 19a	-	-	(3,048)	97,568	(94,520)	-	-	-	-
Change in minority interests		-	-	-	-	-	-	-	119,489	119,489
Dividends	19a	-	-	-	-	(1,088,579)	-	(1,088,579)	(4,369)	(1,092,948)
Grant of share options under share option scheme	17a	-	-	2,140	-	-	-	2,140	-	2,140
Issue of shares under share option scheme	15a, 17a	1,588	-	17,952	-	-	-	19,540	-	19,540
Issue of subsidiary preference shares	16	-	831,550	-	-	-	-	831,550	-	831,550
Balance at 31 December 2005		1,537,843	831,550	4,359,925	3,019,865	4,962,937	216,542	14,928,662	291,056	15,219,718

The movements of the respective reserve accounts are presented in Notes 17 to 20.

The accounting policies and explanatory notes form an integral part of the financial statements.

Statements of Changes in Equity

for the financial year ended 31 December 2006

		The Bank				
	Note	Share capital $'000	Capital reserves $'000	Statutory reserve $'000	Revenue reserves $'000	Total equity $'000
2006						
Balance at 1 January 2006		**1,537,843**	**4,390,810**	**2,645,722**	**3,907,394**	**12,481,769**
Currency translation adjustments	17a	–	**(5,289)**	–	–	**(5,289)**
Change in available-for-sale reserve	17a	–	**387,197**	–	–	**387,197**
Total gains recognised directly in equity		–	**381,908**	–	–	**381,908**
Profit for the financial year		–	–	–	**2,142,077**	**2,142,077**
Total gains recognised for the financial year		–	**381,908**	–	**2,142,077**	**2,523,985**
Effect of Companies (Amendment) Act 2005	15a, 17a	**863,606**	**(863,606)**	–	–	–
Transfer from/(to) revenue reserves	17a, 18, 19a	–	**(97,505)**	**107,200**	**(9,695)**	–
Dividends	19a	–	–	–	**(978,371)**	**(978,371)**
Share buy-back	15a, 17a, 19a	**(172,503)**	**4,858**	–	**(72,058)**	**(239,703)**
Issue of shares under share option scheme	15a, 17a	**18,386**	**1,388**	–	–	**19,774**
Balance at 31 December 2006		**2,247,332**	**3,817,853**	**2,752,922**	**4,989,347**	**13,807,454**
2005						
Balance at 1 January 2005 As restated		1,536,255	4,349,780	2,553,172	3,237,986	11,677,193
Currency translation adjustments	17a	–	1,476	–	–	1,476
Change in available-for-sale reserve	17a	–	19,462	–	–	19,462
Total gains recognised directly in equity		–	20,938	–	–	20,938
Profit for the financial year		–	–	–	1,850,537	1,850,537
Total gains recognised for the financial year		–	20,938	–	1,850,537	1,871,475
Transfer from revenue reserves	18, 19a	–	–	92,550	(92,550)	–
Dividends	19a	–	–	–	(1,088,579)	(1,088,579)
Grant of share options under share option scheme	17a	–	2,140	–	–	2,140
Issue of shares under share option scheme	15a, 17a	1,588	17,952	–	–	19,540
Balance at 31 December 2005		1,537,843	4,390,810	2,645,722	3,907,394	12,481,769

The movements of the respective reserve accounts are presented in Notes 17 to 19.

The accounting policies and explanatory notes form an integral part of the financial statements.

Consolidated Cash Flow Statement

for the financial year ended 31 December 2006

	2006 $'000	2005 $'000
Cash flows from operating activities		
Operating profit before amortisation and impairment charges	**3,100,705**	2,337,382
Adjustments for		
Depreciation of fixed assets	**141,782**	139,535
Net gain on disposal of assets	**(438,542)**	(140,435)
Operating profit before working capital changes	**2,803,945**	2,336,482
Changes in working capital		
Increase in deposits	**14,041,972**	5,538,455
Increase in bills and drafts payable	**85,081**	40,675
Increase in other liabilities	**480,520**	692,062
Decrease/(increase) in trading securities	**141,387**	(142,914)
Decrease/(increase) in placements and balances with banks and agents	**6,814,423**	(4,377,479)
Increase in loans to non-bank customers	**(9,874,879)**	(1,396,886)
Decrease in government treasury bills and securities not qualifying as cash and cash equivalents	**51,039**	759,115
Increase in other assets	**(1,626,325)**	(876,810)
Cash generated from operations	**12,917,163**	2,572,700
Income tax paid	**(350,165)**	(415,206)
Net cash provided by operating activities	**12,566,998**	2,157,494
Cash flows from investing activities		
Net cash flow on disposal/(acquisition) of		
Assets held for sale	**864,414**	–
Investment securities and associates	**(6,914,044)**	(1,309,691)
Fixed assets	**(97,495)**	(65,655)
Net cash inflow on acquisition of subsidiaries	**–**	42,241
Change in minority interests	**58,772**	(48,924)
Dividends received from associates	**71,601**	52,004
Net cash used in investing activities	**(6,016,752)**	(1,330,025)
Cash flows from financing activities		
Proceeds from issue of shares	**19,774**	851,090
Net decrease in debts issued	**(453,721)**	(80,596)
Share buy-back	**(239,703)**	–
Dividends paid on ordinary shares	**(978,371)**	(738,002)
Dividends paid on subsidiary preference shares	**(34,972)**	–
Dividends paid to minority interests	**(19,381)**	(4,369)
Net cash (used in)/provided by financing activities	**(1,706,374)**	28,123
Currency translation adjustments	**(11,137)**	(16,278)
Net increase in cash and cash equivalents for the financial year	**4,832,735**	839,314
Cash and cash equivalents at beginning of the financial year	**20,897,232**	20,057,918
Cash and cash equivalents at end of the financial year (Note 41)	**25,729,967**	20,897,232

The accounting policies and explanatory notes form an integral part of the financial statements.

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. Corporate information

United Overseas Bank Limited (the "Bank") is a limited liability company incorporated in Singapore. The registered office of the Bank is at 80 Raffles Place, UOB Plaza, Singapore 048624.

The Bank is principally engaged in the business of banking in all its aspects, including the operation of an Asian Currency Unit under the terms and conditions specified by the Monetary Authority of Singapore ("MAS"). The principal activities of its subsidiaries are set out in Note 46 to the financial statements. There has been no significant change in the nature of these activities during the financial year.

2. Summary of significant accounting policies

(a) Basis of preparation

The financial statements of the Bank and its subsidiaries (the "Group") have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") as required by the Companies Act, Cap. 50, with modification to FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning, as provided in Notice to Banks No. 612 'Credit Files, Grading and Provisioning' issued by MAS.

The financial statements have been prepared under the historical cost convention, modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities at fair value through profit and loss and all financial derivatives. In addition, the carrying amount of assets and liabilities that are designated as hedged items in a fair value hedge are adjusted for fair value changes attributable to the hedged risks.

The financial statements are presented in Singapore Dollars.

(b) Changes in accounting policies

The accounting policies applied by the Group in the financial year were consistent with those adopted in the previous financial year.

The following accounting standards in issue were adopted by the Group on 1 January 2007.

(i) FRS1 Presentation of Financial Statements (revised)
The revised FRS1 requires additional disclosures to enable users of the financial statements to evaluate the entity's objectives, policies and processes of capital management.

(ii) FRS107 Financial Instruments: Disclosures
FRS107 requires disclosure of qualitative and quantitative information on the various types of risks exposed to the entity from the holding of financial instruments.

(iii) FRS40 Investment Property
FRS40 permits an entity to measure its properties either at fair value with fair value changes taken to the profit and loss account (Fair Value Model), or at cost less accumulated depreciation and provision for impairment (Cost Model). The Group has adopted the Cost Model for measuring its investment properties.

The adoption of the above FRS is not expected to have any significant impact on the financial statements of the Group.

(c) Significant accounting estimates and judgements

Certain estimates, judgements and assumptions concerning the future are made in the preparation of the financial statements. They affect the accounting policies applied, financials reported and disclosures made. They are assessed on an on-going basis based on experience and expectations of future events that are believed to be reasonable under the circumstances.

2. Summary of significant accounting policies (cont'd)

(d) Basis of consolidation

The consolidated financial statements comprise the financial statements of the Bank and its subsidiaries for the same accounting period. Accounting policies are consistently applied by the Group.

Subsidiaries are consolidated from the date the Group obtains control until the date such control ceases. Inter-company transactions and balances are eliminated.

Acquisition of subsidiaries is accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. Any excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities represents goodwill. Goodwill is accounted for in accordance with Note 2m(i).

Minority interests represent the portion of profit or loss and net assets in subsidiaries that does not belong to the equity holders of the Bank. They are disclosed separately in the consolidated profit and loss account and balance sheet accordingly.

Financial statements of special purpose entities ("SPE") are consolidated where the SPE are, in substance, controlled by the Group.

(e) Investment in subsidiaries

A subsidiary is an entity over which the Group has the power to govern its financial and operating policies. The Group generally has such power when it directly or indirectly holds more than 50% of the issued share capital, or controls more than half the voting power or the composition of the board of directors.

Investment in subsidiaries is stated at cost less provision for impairment, if any, determined on an individual basis.

(f) Investment in associates

An associate is an entity, not being a subsidiary or a joint venture, in which the Group has significant influence. This generally coincides with the Group having between 20% and 50% of the voting powers or representation on the board of directors.

The Group's investment in associates is accounted for using the equity method from the date the Group obtains significant influence over the associates until the date such significant influence ceases. Accounting policies applied to the associates are consistent with those applied to the Group.

Under the equity method, the Group's investment in an associate is carried in the balance sheet at cost (including goodwill on acquisition), plus post-acquisition changes in the Group's share of net assets of the associate, less provision for impairment, if any, determined on an individual basis. The Group's share of results of the associate is recognised in the consolidated profit and loss account. Where the share of an associate's losses exceeds the Group's interest in the associate, such excess is not recognised in the consolidated profit and loss account.

In the Bank's separate financial statements, investment in associates is stated at cost less provision for impairment, if any, determined on an individual basis.

(g) Foreign currencies

(i) Foreign currency transactions

Transactions in foreign currencies are recorded, on initial recognition, in the respective functional currencies of the Bank and its subsidiaries at exchange rates approximating those ruling at the transaction dates. Monetary assets and monetary liabilities denominated in foreign currencies are translated at the closing rate of exchange ruling at the balance sheet date. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at balance sheet date are recognised in the profit and loss account. Exchange differences arising from monetary items that form part of the Group's net investment in foreign operations are recognised initially in a separate component of equity as foreign currency translation reserve in the consolidated balance sheet, and subsequently in the consolidated profit and loss account on disposal of the foreign operations. In the Bank's separate financial statements, such exchange differences are recognised in the profit and loss account.

2. Summary of significant accounting policies (cont'd)

(g) Foreign currencies (cont'd)

(i) Foreign currency transactions (cont'd)

Exchange differences on foreign currency borrowings that provide a hedge against a net investment in a foreign operation are taken to the foreign currency translation reserve in the consolidated balance sheet until the disposal of the net investment, at which time they are recognised in the consolidated profit and loss account.

(ii) Foreign currency translation

Revenue and expenses of foreign operations are translated into Singapore Dollars at the average exchange rates for the financial year, which approximate the exchange rates at the transaction dates. Foreign operations' assets and liabilities are translated at the closing rate of exchange ruling at the balance sheet date.

All resultant exchange differences are recognised in a separate component of equity as foreign currency translation reserve, and are taken to the profit and loss account upon disposal of the foreign operations.

Goodwill and fair value adjustments arising on the acquisition of foreign operations on or after 1 January 2005 are treated as assets and liabilities of the foreign operations and are recorded in the functional currency of the foreign operations and translated at the closing rate of exchange at the balance sheet date. For acquisitions prior to 1 January 2005, goodwill and fair value adjustments were treated as assets and liabilities of the parent company and were recorded in Singapore Dollars at the rate of exchange prevailing at the date of acquisition.

(h) Financial assets and financial liabilities

(i) Classification and measurement

Financial assets and liabilities within the scope of FRS39 are classified and measured as follows:

Financial assets/liabilities at fair value through profit and loss

- Held for trading
  Financial assets and financial liabilities are classified as held for trading if they are acquired for short-term profit taking. Financial derivatives are classified as held for trading unless they are designated as hedging instruments in accordance with FRS39. Gains or losses on held for trading financial assets and financial liabilities are recognised in the profit and loss account.

- Designated as fair value through profit and loss
  These are financial assets and financial liabilities designated at inception to be measured at fair value through profit and loss account where the following criteria are met:

  - the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognising gains or losses on them on a different basis; or

  - the assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; or

  - the financial instrument contains an embedded derivative, except where such derivative does not significantly modify the cash flows of the instrument.

Financial assets and financial liabilities at fair value through profit and loss are recognised initially at fair value with transaction costs taken to the profit and loss account, and are subsequently remeasured at fair value.

Held to maturity

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold the assets till maturity. Such assets are initially recognised at fair value plus directly attributable transaction costs, and are subsequently carried at amortised cost using the effective interest method. Gains and losses are recognised in the profit and loss account when the assets are derecognised or impaired, as well as through the amortisation process.

2. Summary of significant accounting policies (cont'd)

(h) Financial assets and financial liabilities (cont'd)

(i) Classification and measurement (cont'd)

Loans and receivables

Non-derivative financial assets with fixed or determinable payments and not quoted in an active market are classified as loans and receivables. Such assets are initially recognised at fair value plus directly attributable transaction costs, and are subsequently carried at amortised cost using the effective interest method. Gains and losses are recognised in the profit and loss account when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale

Non-derivative financial assets that are not classified into any of the preceding categories or are designated to be available for sale are classified in this category. At initial recognition, the financial assets are recognised at fair value plus directly attributable transaction costs. They are subsequently measured at fair value with gains or losses recognised in the fair value reserve until the assets are derecognised, or determined to be impaired, at which time the cumulative gains or losses previously reported in equity are transferred to the profit and loss account.

Non-trading liabilities

Non-derivative financial liabilities not held for active trading or designated as fair value through profit and loss are initially recognised at fair value plus directly attributable transaction costs and are subsequently carried at amortised cost using the effective interest method. Gains and losses are recognised in the profit and loss account when the liabilities are derecognised, as well as through the amortisation process.

(ii) Recognition and derecognition

Financial assets and financial liabilities are recognised on the balance sheet when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. All regular way purchases and sales of financial assets that require delivery of the assets within the period generally established by regulation or market convention, are recognised on the settlement date.

A financial asset or, where applicable, a part of a financial asset or group of similar financial assets is derecognised where:

- the contractual rights to the cash flows from the asset have expired;
- the Group retains the contractual rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third-party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows and has neither transferred nor retained substantially all the risks and rewards or control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset.

On the derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of (a) the consideration received (including any new asset obtained less any new liability assumed) and (b) any cumulative gain or loss that has been recognised in equity is recognised in the profit and loss account.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of original liability and the recognition of a new liability, and the difference in the carrying amounts of the new and original liabilities is recognised in the profit and loss account.

2. Summary of significant accounting policies (cont'd)

(h) **Financial assets and financial liabilities** (cont'd)

(iii) Impairment

Financial assets, other than those measured at fair value through profit and loss account are subject to impairment review at each balance sheet date. In general, an impairment loss is recognised when there is objective evidence that the carrying amount of an asset is below its recoverable amount.

Assets carried at amortised costs

In determining the impairment loss on loans and receivables or held-to-maturity investments which are carried at amortised costs, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The amount of the impairment loss is recognised in the profit and loss account.

Financial assets that are individually significant are assessed individually. Those not individually significant are grouped based on similar credit risks and assessed on a portfolio basis. The resulting impairment losses are referred to as individual impairment in the financial statements.

Collective impairment is made for estimated losses inherent in but not currently identifiable to the individual financial assets in accordance with the transitional arrangement set out in MAS Notice 612.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value as its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has occurred, the amount of the loss which is taken to the profit and loss account is measured as the difference between the carrying amount of the asset and present value of its estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed in subsequent period.

Available-for-sale financial assets

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in the profit and loss account, is transferred from equity to the profit and loss account. Reversal of impairment losses in respect of equity instruments classified as available-for-sale is recognised through equity. Reversal of impairment losses on debt instruments is recognised in the profit and loss account if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the profit and loss account.

(iv) Fair value measurement

The fair values of the financial assets and financial liabilities that are quoted in active markets are determined by their bid and asked prices respectively at the valuation date without any deduction for transaction costs. An active market is where price information is readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and the price information is from actual and regularly occurring market transactions on an arm's length basis.

Where the markets for certain financial instruments are not active, fair values are established using valuation techniques commonly used by market participants and based on assumptions and data observable in the market.

(i) **Assets held for sale**

Assets are classified as held for sale if their carrying amount will be recovered principally through sale rather than through continuing use. Such assets are measured at the lower of their carrying amount and fair value less costs to sell. Fixed assets held for sale are not subject to depreciation.

2. Summary of significant accounting policies (cont'd)

(j) Financial derivatives

Financial derivatives are initially recognised at fair value on the contracted date and are subsequently remeasured at fair value. Financial derivatives with positive and negative fair values are carried as assets and liabilities respectively in the balance sheet.

Derivatives embedded in the financial instruments are accounted for separately as derivatives if their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit and loss.

Fair value changes of financial derivatives that do not qualify for hedge accounting are taken to the profit and loss account.

(k) Hedge accounting

The Group adopts the following hedge accounting in accordance with FRS39:

(i) Fair value hedge

Fair value hedge is a hedge against exposure to changes in the fair value of a recognised asset or liability, or an unrecognised commitment that is attributable to a particular risk and could affect profit or loss.

The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged and the hedging instrument is remeasured at fair value. Gains and losses from both items are taken to the profit and loss account. In the event the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item measured at amortised cost is amortised to the profit and loss account over the expected life of the hedged item.

The Group has adopted fair value hedge accounting for certain of its subordinated notes issued.

(ii) Hedge of net investment in a foreign operation

A hedge of net investment in a foreign operation, including monetary item that is accounted for as part of the net investment, is a hedge against exposure to the exchange rate fluctuation on net assets of the foreign operation.

The hedge is accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are taken directly to the foreign currency translation reserve while those relating to the ineffective portion are recognised in the profit and loss account. On disposal of the foreign operation, the cumulative gains or losses recognised in the reserve are transferred to the profit and loss account.

The Group identifies and documents at the inception of a hedging relationship, the hedged item, hedging instrument, nature of risk to be hedged, risk management objective and strategy for undertaking the hedge and way to assess the hedge effectiveness. Hedges are expected to be highly effective and are assessed on an on-going basis to ensure that they remain highly effective throughout the hedge period.

The Group discontinues hedge accounting if the hedging instrument expires, is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or is revoked.

(l) Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation and provision for impairment.

Fixed assets, other than land and buildings are depreciated on a straight-line basis over 5 or 10 years. Freehold land and leasehold land exceeding 99 years tenure are not depreciated. Other leasehold land is depreciated on a straight-line basis over the period of the lease. Buildings are depreciated on a straight-line basis over 50 years or the lease period, whichever is shorter. The residual value, useful life and depreciation method of fixed assets are reviewed at each financial year-end.

Computer software is recognised as intangible assets if it is identifiable, probable of generating future economic benefits and its availability/accessibility is controlled by the Group.

The carrying amounts of fixed assets are reviewed for impairment when events or changes in circumstances indicate that the amounts may not be recoverable.

2. Summary of significant accounting policies (cont'd)

(m) Intangible assets

(i) Goodwill

Goodwill acquired in a business combination represents payment made in anticipation of future economic benefits from assets that are not capable of being individually identified and separately recognised. Goodwill on acquisitions of subsidiaries is included in intangible assets while that on acquisition of associates is included in investment in associates.

At initial recognition, goodwill is measured at cost, being the excess of the acquisition cost of business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Where the net fair value exceeds the acquisition cost, the difference, being negative goodwill, is taken to the profit and loss account. After initial recognition, goodwill is measured at cost less accumulated impairment losses, if any. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that its carrying amount may be impaired.

At the date of acquisition, goodwill is allocated to the cash-generating unit or group of cash-generating units expected to benefit from the synergies of the business combination. Each unit or group of units represents the lowest level at which the goodwill is monitored and it is not larger than a segment based on either the Group's primary or secondary reporting format. The carrying amount of the unit or group of units is compared to its recoverable amount and where the former is greater than the latter, an impairment loss is recognised.

When an operation within a unit or group of units is disposed of, goodwill associated with it is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating units retained.

(ii) Other intangible assets

Other intangible assets acquired are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination is their fair values at the date of acquisition. Subsequent to initial recognition, intangible assets are carried at costs less accumulated amortisation and accumulated impairment losses, if any.

For intangible assets with finite useful lives, they are amortised on a straight-line basis over the estimated useful lives and assessed for impairment whenever there is an indication of impairment. The amortisation charges are recognised in the profit and loss account. The useful life and amortisation method are reviewed at each financial year-end.

Intangible assets with indefinite useful lives are not amortised but reviewed and tested for impairment annually or more frequently if the events or changes in circumstances indicate that the carrying amount may be impaired either individually or at the cash-generating unit level. The useful life of the asset is reviewed annually to ensure its continuing relevance.

2. Summary of significant accounting policies (cont'd)

(n) Tax

(i) Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted by the balance sheet date.

(ii) Deferred tax

Deferred tax is provided using the liability method on all significant temporary differences between the tax bases of assets and liabilities and their carrying amounts.

Deferred tax assets are recognised for all deductible temporary differences, and carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised except:

- where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction does not affect the accounting profit, taxable profit or tax loss; and
- in respect of deductible temporary differences associated with investment in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction does not affect accounting profit, taxable profit or tax loss; and
- in respect of taxable temporary differences associated with investment in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the year when the assets are realised or the liabilities are settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are offset against deferred tax liabilities if a legally enforceable right to set off current tax assets against current tax liabilities exists and the deferred taxes relate to the same taxable entity and taxation authority.

Deferred tax relating to items recognised directly in equity is recognised in equity.

(o) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation where as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

If the effect of time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as finance costs.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

2. Summary of significant accounting policies (cont'd)

(p) Revenue recognition

(i) Interest income is recognised on a time proportion basis using the effective interest method.

(ii) Dividend income from subsidiaries is recognised when it is declared, while that from other investments is recognised when it is received.

(iii) Fee and commission income is recognised when services are rendered. Where a fee is charged in lieu of interest, such fee is amortised over the same period as the related interest income is recognised using the effective interest method.

(iv) Rental income is recognised on a time proportion basis.

(q) Employee benefits

(i) Equity compensation benefits
The Group has an equity compensation plan referred to as the UOB 1999 Share Option Scheme. Under the scheme, options to subscribe for ordinary shares in the Bank may be granted to employees in the corporate grade of Vice President (or equivalent rank) and above and selected employees below the corporate grade of Vice President (or equivalent rank) of the Bank and its subsidiaries, and to directors and controlling equity holders, subject to certain conditions.

The options have a one-year vesting period with no performance conditions attached and are exercisable at any time before the respective five-year maturity period. The cost of the options is the fair value at the option grant date. The cost is recognised as an expense in the profit and loss account with a corresponding increase in the equity over the one-year vesting period.

(ii) Post employment benefits
The Group contributes to social security schemes, including the Central Provident Fund which is a defined contribution scheme. Such contributions are expensed off to the profit and loss account as part of staff costs in the period when the related service is performed.

(r) Dividends

Dividends on ordinary shares are accounted for as an appropriation of retained profits in the period in which they are approved.

(s) Repurchase and reverse repurchase agreements

Repurchase agreements (Repo) are treated as collateralised borrowing and the amounts borrowed are shown as liabilities and included in deposits and balances of banks and agents and non-bank customers accordingly. The assets sold under Repo are classified in the financial statements as assets pledged.

Reverse repurchase agreements (reverse Repo) are treated as collateralised lending and the amounts lent are shown as assets and included in placements and balances with banks and agents and loans to non-bank customers accordingly.

The difference between the amounts received and paid under Repo and reverse Repo agreements are accounted for as interest expense and interest income respectively.

(t) Comparatives

Comparative figures in the financial statements are adjusted to conform to the current year's presentation, where appropriate.

3. Interest income

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Loans to non-bank customers	**4,078,092**	3,122,784	**2,849,158**	2,293,843
Placements and balances with banks and agents	**1,894,269**	1,139,527	**1,711,479**	1,010,624
Government treasury bills and securities	**305,645**	212,320	**259,404**	192,730
Trading and investment securities	**684,159**	407,112	**606,030**	336,281
	6,962,165	4,881,743	**5,426,071**	3,833,478
Of which, interest income on				
Impaired financial assets	**32,778**	63,593	**31,893**	56,604
Financial assets at fair value through profit and loss	**420,811**	553,294	**353,800**	505,307

4. Interest expense

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Deposits of non-bank customers	**2,330,642**	1,406,547	**1,735,095**	1,033,773
Deposits and balances of banks and agents and debts issued	**1,921,187**	1,127,679	**1,884,920**	1,085,157
	4,251,829	2,534,226	**3,620,015**	2,118,930
Of which, interest expense on financial liabilities at fair value through profit and loss	**139,672**	335,543	**140,314**	339,065

5. Dividend income

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Investment in subsidiaries				
Quoted	–	–	**4,761**	4,761
Unquoted	–	–	**448,759**	136,560
Investment in associates				
Quoted	–	–	**34,599**	27,409
Unquoted	–	–	**39,594**	23,113
Other investments				
Quoted	**322,114**	55,144	**232,580**	45,368
Unquoted	**5,568**	4,450	**3,240**	2,233
	327,682	59,594	**763,533**	239,444

6. Fee and commission income

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Credit card	**138,183**	121,035	**96,002**	82,411
Fund management	**209,980**	151,251	**5,326**	10,428
Futures broking	**29,897**	20,924	**–**	–
Investment-related	**205,052**	250,947	**120,646**	101,085
Loan-related	**163,053**	126,093	**118,836**	98,844
Service charges	**67,822**	61,675	**43,107**	43,303
Trade-related	**164,247**	145,413	**110,608**	99,326
Other	**24,326**	22,262	**14,653**	12,972
	1,002,560	899,600	**509,178**	448,369

7. Other operating income

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Net gain/(loss) from				
Foreign exchange	**152,503**	129,753	**111,447**	90,335
Trading securities, government treasury bills and securities and derivatives	**74,965**	44,505	**18,603**	(4,664)
Investment securities	**53,860**	54,060	**64,007**	40,437
Disposal of assets held for sale	**332,312**	22,720	**239,956**	151,597
Disposal/liquidation of subsidiaries/associates	**10,864**	2,206	**–**	291,502
Disposal of fixed and other assets	**26,483**	18,505	**6,703**	9,548
Insurance income	**19,644**	39,376	**–**	–
Other income	**61,488**	79,589	**37,208**	75,048
	732,119	390,714	**477,924**	653,803

8. Staff costs

(a)

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Wages and salaries	**738,430**	579,978	**402,642**	324,192
Employer's contribution to defined contribution plans	**54,756**	48,384	**34,379**	29,133
Share option expense	**–**	2,140	**–**	1,598
Other staff-related costs	**73,811**	53,064	**45,548**	33,527
	866,997	683,566	**482,569**	388,450

(b)

	The Group		The Bank	
	2006	2005	**2006**	2005
Number of employees at 31 December	**20,102**	18,816	**6,191**	5,634

8. Staff costs (cont'd)

(c) Equity compensation benefits

(i) Movements in the number of shares under option during the financial year are as follows:

	The Group and The Bank			
	2006		2005	
	Number of shares '000	**Weighted average exercise price $**	Number of shares '000	Weighted average exercise price $
Balance at 1 January	**2,470**	**13.21**	4,274	12.88
Exercised	**(1,501)**	**13.17**	(1,588)	12.30
Forfeited	**(17)**	**13.20**	(116)	13.67
Lapsed	**–**	**–**	(100)	12.90
Balance at 31 December	**952**	**13.28**	2,470	13.21

(ii) Details of the unissued shares under option at the end of the financial year are as follows:

Year options granted	**Exercise price**	**Expiry date**	**Number of shares**	
			2006	2005
	$		**'000**	'000
2003	11.67	6 June 2008	**187**	563
2004	13.67	29 November 2009	**765**	1,907
			952	2,470
Of which, exercisable at 31 December			**952**	2,470

(iii) Details of the share options exercised during the financial year are as follows:

Year options granted	**Exercise price**	**Weighted average share price at date of exercise**		**Number of shares issued**		**Consideration received in cash**	
		2006	2005	**2006**	2005	**2006**	2005
	$	**$**	$	**'000**	'000	**$'000**	$'000
2000	12.90	**–**	14.36	**–**	722	**–**	9,314
2003	11.67	**15.85**	14.37	**372**	806	**4,341**	9,406
2004	13.67	**16.00**	14.61	**1,129**	60	**15,433**	820
				1,501	1,588	**19,774**	19,540

9. Other operating expenses
Included in other operating expenses are:

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Depreciation of fixed assets	**141,782**	139,535	**86,994**	85,675
Rental of premises and equipment	**47,286**	46,180	**43,065**	41,556
Maintenance of premises and other assets	**79,863**	65,278	**48,322**	41,310
Other expenses of premises	**45,284**	41,289	**26,128**	21,879
Auditors' remuneration	**3,497**	3,347	**1,772**	1,847
Non-audit fees paid/payable to auditors	**307**	339	**280**	328

10. Directors' fees and remuneration

(a) Included in the total operating expenses are the following fees and remuneration paid/payable to the directors of the Bank and its subsidiaries:

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Directors of the Bank				
Fees	**991**	1,012	**700**	760
Remuneration	**12,645**	11,373	**12,645**	11,373
Directors of the subsidiaries				
Fees	**899**	1,241	**10**	9
Remuneration	**10,070**	11,466	**–**	–
	24,605	25,092	**13,355**	12,142

(b) Distribution of the total fees and remuneration of the Bank's directors is as follows:

	The Group Number of directors	
	2006	2005
Total directors' fees and remuneration		
$9,000,000 to $9,249,999	**1**	–
$8,250,000 to $8,499,999	**–**	1
$3,750,000 to $3,999,999	**1**	–
$3,000,000 to $3,249,999	**–**	1
Below $250,000	**8**	11
	10	13

11. Intangible assets

(a) The Group

	Core deposit base $'000	Customer loan base $'000	Goodwill $'000	Total $'000
2006				
Cost				
Balance at 1 January	**52,048**	**34,756**	**4,185,003**	**4,271,807**
Currency translation adjustments	**419**	**280**	**16,168**	**16,867**
Acquisition of UOBT *	**–**	**–**	**19,350**	**19,350**
Balance at 31 December	**52,467**	**35,036**	**4,220,521**	**4,308,024**
Accumulated amortisation				
Balance at 1 January	**1,239**	**828**	**–**	**2,067**
Currency translation adjustments	**10**	**7**	**–**	**17**
Amortisation charge	**7,495**	**5,005**	**–**	**12,500**
Balance at 31 December	**8,744**	**5,840**	**–**	**14,584**
Net carrying amount	**43,723**	**29,196**	**4,220,521**	**4,293,440**
2005				
Cost				
Balance at 1 January				
As restated	–	–	3,875,729	3,875,729
Currency translation adjustments	571	380	354	1,305
Acquisitions				
UOBT *	–	–	83,752	83,752
Bank Buana ^	51,477	34,376	299,476	385,329
Other	–	–	1,644	1,644
Write-off				
UOBP <	–	–	(74,308)	(74,308)
Other	–	–	(1,644)	(1,644)
Balance at 31 December	52,048	34,756	4,185,003	4,271,807
Accumulated amortisation				
Balance at 1 January				
As restated	–	–	–	–
Amortisation charge	1,239	828	–	2,067
Balance at 31 December	1,239	828	–	2,067
Net carrying amount	50,809	33,928	4,185,003	4,269,740

* *Refer to United Overseas Bank (Thai) Public Company Limited*

^ *Refer to PT Bank Buana Indonesia Tbk.*

< *The write-off was in respect of the disposal of branch network by United Overseas Bank Philippines ("UOBP"), of which $18,039,000 was set off against the gain arising from the disposal.*

11. Intangible assets (cont'd)

(b) Goodwill is allocated on the date of acquisition to the reportable business segments expected to benefit from the synergies of business combination. The recoverable amount of the business segments is based on their value in use, computed by discounting the expected future cash flows of the segments. The key assumptions in computing the value in use include the discount rates and growth rates applied. Discount rates are estimated based on the current market assessments of the time value of money and the risks specific to the Group as a whole and to specific countries such as Thailand and Indonesia, while growth rates are determined based on economic growth forecasts by major countries. Cash flow projections are based on the most recent five-year financial budget approved by the management, with projected cash flows discounted at rates ranging from 8% to 17% (2005: 8% to 16%) and those beyond the five-year period extrapolated using growth rates ranging from 4% to 6% (2005: 3% to 5%). Impairment is recognised in the profit and loss account when the carrying amount of a business segment exceeds its recoverable amount. Management believes that any reasonably possible change in the key assumptions would not cause the carrying amount of the goodwill to exceed the recoverable amount of the business segments.

The core deposit base and customer loan base intangibles are determined to have estimated useful lives of 7 years.

12. Other impairment charges

Other impairment charged/(credited) to the profit and loss accounts during the financial year are as follows:

	The Group		The Bank	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Individual impairment on/net write-off of loans to non-bank customers	**142,447**	215,215	**19,094**	108,142
Individual impairment/(write-back of impairment) on investments, fixed assets and other assets (Note 36, 37)	**39,683**	12,247	**32,111**	(7,833)
Collective impairment written back	**–**	(56,269)	**(20,290)**	(90,655)
(Write-back of provision)/ provision for contingent liabilities	**(1,433)**	2,338	**–**	(3,762)
	180,697	173,531	**30,915**	5,892

13. Tax

(a) The tax charge to the profit and loss accounts comprises the following:

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
On profit of the financial year				
Current tax	**527,157**	442,167	**395,150**	361,333
Deferred tax	**(5,065)**	7,303	**1,367**	7,375
	522,092	449,470	**396,517**	368,708
(Over)/underprovision of tax in respect of prior financial years				
Current tax	**784**	(2,765)	**1,964**	(5,692)
Deferred tax	**(3,409)**	(681)	**(1,085)**	496
Share of tax of associates	**33,861**	26,298	**–**	–
	553,328	472,322	**397,396**	363,512

The tax charge on the results of the Bank and the Group for the financial year differs from the theoretical amount computed by applying the Singapore statutory income tax rate to the profit before tax due to the following:

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Operating profit after amortisation and impairment charges	**2,907,508**	2,103,871	**2,539,473**	2,214,049
Tax calculated at tax rate of 20% (2005: 20%)	**581,502**	420,774	**507,895**	442,810
Effect on				
Singapore statutory stepped income exemption	**(188)**	(217)	**(11)**	(11)
Income taxed at concessionary rates	**(42,543)**	(44,812)	**(34,839)**	(27,502)
Different tax rates in other countries	**67,770**	45,525	**29,006**	32,732
Losses of foreign operations not offset against taxable income of Singapore operations	**4,380**	9,320	**230**	3,503
Income not subject to tax	**(151,783)**	(25,264)	**(134,896)**	(108,376)
Expenses not deductible for tax	**71,197**	68,260	**30,533**	25,965
Realisation of deferred tax benefit in respect of tax losses not previously recognised	**(8,243)**	(24,116)	**(1,401)**	(413)
Tax expense on profit of the financial year	**522,092**	449,470	**396,517**	368,708

13. Tax (cont'd)

(b) Deferred tax asset is recognised for tax losses carried forward to the extent that the realisation of the related tax benefits through future taxable profits is probable. The Group has not recognised the deferred tax asset in respect of tax losses of $364,624,000 (2005: $441,900,000) which can be carried forward to offset against future taxable income, subject to meeting certain statutory requirements of the relevant tax authorities. These tax losses have no expiry date except for the amount of $200,006,000 (2005: $345,156,000) which will expire between the years 2007 and 2026 (2005: 2006 and 2025).

Movements in the deferred tax assets/liabilities of the Bank and the Group during the financial year are as follows:

Deferred tax liabilities

	Accelerated tax depreciation $'000	Fair value of depreciable assets acquired in business combination $'000	Available-for-sale assets $'000	Other $'000	Total $'000
The Group					
2006					
Balance at 1 January	**56,842**	**60,549**	**42,555**	**19,435**	**179,381**
Currency translation adjustments	**(151)**	**-**	**-**	**(644)**	**(795)**
(Credited)/charged to profit and loss account	**(4,804)**	**819**	**-**	**(4,928)**	**(8,913)**
Charged to equity	**-**	**-**	**86,107**	**-**	**86,107**
Balance at 31 December	**51,887**	**61,368**	**128,662**	**13,863**	**255,780**
Amount netted against deferred tax assets					**(101,405)**
Net balance at 31 December					**154,375**
2005					
Balance at 1 January As restated	53,533	45,927	24,239	17,300	140,999
Currency translation adjustments	100	–	1	694	795
Acquisition of subsidiaries	–	17,361	–	–	17,361
(Credited)/charged to profit and loss account	3,209	(2,739)	–	1,441	1,911
Charged to equity	–	–	18,315	–	18,315
Balance at 31 December	56,842	60,549	42,555	19,435	179,381
Amount netted against deferred tax assets					(107,485)
Net balance at 31 December					71,896

13. Tax (cont'd)

(b) (cont'd)

	Accelerated tax depreciation $'000	Fair value of depreciable assets acquired in business combination $'000	Available-for-sale assets $'000	Other $'000	Total $'000
The Bank					
2006					
Balance at 1 January	**46,879**	**43,188**	**38,766**	**13,733**	**142,566**
Currency translation adjustments	**(62)**	**–**	**–**	**(65)**	**(127)**
(Credited)/charged to profit and loss account	**(1,085)**	**819**	**–**	**(4,723)**	**(4,989)**
Charged to equity	**–**	**–**	**84,309**	**–**	**84,309**
Balance at 31 December	**45,732**	**44,007**	**123,075**	**8,945**	**221,759**
Amount netted against deferred tax assets					**(98,639)**
Net balance at 31 December					**123,120**
2005					
Balance at 1 January As restated	43,692	44,379	20,232	12,941	121,244
Currency translation adjustments	10	–	–	626	636
(Credited)/charged to profit and loss account	3,177	(1,191)	–	166	2,152
Charged to equity	–	–	18,534	–	18,534
Balance at 31 December	46,879	43,188	38,766	13,733	142,566
Amount netted against deferred tax assets					(102,519)
Net balance at 31 December					39,947

13. Tax (cont'd)
(b) (cont'd)
Deferred tax assets

	2006 Non-tax deductible collective impairment $'000	2006 Other $'000	2006 Total $'000	2005 Non-tax deductible collective impairment $'000	2005 Other $'000	2005 Total $'000
The Group						
Balance at 1 January	**114,734**	**60,349**	**175,083**	114,023	63,220	177,243
Currency translation adjustments	**(347)**	**1,250**	**903**	711	(454)	257
Acquisition of subsidiaries	–	–	–	–	2,294	2,294
(Charged)/credited to profit and loss account	**3,926**	**(4,365)**	**(439)**	–	(4,711)	(4,711)
Credited to equity	–	**1,262**	**1,262**	–	–	–
Balance at 31 December	**118,313**	**58,496**	**176,809**	114,734	60,349	175,083
Amount netted against deferred tax liabilities			**(101,405)**			(107,485)
Net balance at 31 December			**75,404**			67,598
The Bank						
Balance at 1 January	**84,165**	**33,205**	**117,370**	84,165	37,695	121,860
Currency translation adjustments	–	**(305)**	**(305)**	–	1,229	1,229
Charged to profit and loss account	–	**(5,271)**	**(5,271)**	–	(5,719)	(5,719)
Credited to equity	–	**451**	**451**	–	–	–
Balance at 31 December	**84,165**	**28,080**	**112,245**	84,165	33,205	117,370
Amount netted against deferred tax liabilities			**(98,639)**			(102,619)
Net balance at 31 December			**13,606**			14,751

14. Earnings per share
Basic and diluted earnings per share ("EPS") are determined as follows:

	The Group 2006	The Group 2005
Profit for the financial year attributable to equity holders of the Bank ($'000)	**2,570,488**	1,709,206
Less: Dividends on subsidiary preference shares ($'000)	**46,631**	–
Adjusted profit ($'000)	**2,523,857**	1,709,206
Weighted average number of ordinary shares ('000)		
In issue (for basic EPS computation)	**1,527,525**	1,537,300
Assumed exercise of outstanding share options	**200**	196
Adjusted (for diluted EPS computation)	**1,527,725**	1,537,496
EPS		
Basic	**165 cents**	111 cents
Diluted	**165 cents**	111 cents

15. Share capital

(a)

	The Group and The Bank			
	2006		2005	
	Number of shares '000	**Amount $'000**	Number of shares '000	Amount $'000
Issued and fully paid ordinary shares				
Balance at 1 January	**1,537,843**	**1,537,843**	1,536,255	1,536,255
Effect of Companies (Amendment) Act 2005 (Note 17a)	**–**	**863,606**	–	–
Transfer to capital reserves upon share buy-back (Note 17a)	**(4,858)**	**(4,858)**	–	–
Share buy-back	**(11,210)**	**(167,645)**	–	–
Issue of shares under share option scheme	**1,501**	**18,386**	1,588	1 588
Balance at 31 December	**1,523,276**	**2,247,332**	1,537,843	1,537,843
Of which, held by associates of the Group	**18,056**		18,056	

(b) As at 31 December 2006 and 2005, the Bank has the following unissued non-cumulative non-convertible preference shares:

	Number of shares '000	**Liquidation preference per share '000**
Class A	20	US$100
Class B	200	S$10
Class C	40	EUR50

In relation to the issue of the SPV-A preference shares (Note 16), 5,000 Class A preference shares have been provisionally allotted to the holders of the SPV-A preference shares on a one for one basis. Upon the occurrence of certain events specified under MAS Notice 637 ("Substitution Event"), the SPV-A preference shares will be automatically redeemed through the substitution of the Class A preference shares.

(c) During the financial year, the Bank purchased 16,068,000 UOB shares in the open market at an average price of $14.92 per share. The total consideration paid for the share buy-back was $239,703,000, of which, $72,058,000 was from retained profits and the remaining from capital.

(d) During the financial year, the Bank issued 1,501,000 (2005: 1,588,000) ordinary shares to option holders who exercised their rights. All newly issued shares rank *pari passu* in all respects with the previously issued shares. Details of the unissued ordinary shares of the Bank under option at the end of the financial year are set out in Note 8c(ii).

16. Subsidiary preference shares

	The Group			
	2006		2005	
	Number of shares '000	**Amount $'000**	Number of shares '000	Amount $'000
Non-cumulative non-convertible guaranteed SPV-A preference shares of US$0.01 each				
Authorised	**20**	*	20	*
Issued and fully paid	**5**	*	5	*
Share premium		**831,550**		831,550
		831,550		831,550

* *Less than $500*

Subsidiary preference shares

The non-cumulative non-convertible guaranteed SPV-A preference shares of US$0.01 each with liquidation preference of US$100,000 per share were issued on 13 December 2005 by the Bank via its wholly-owned subsidiary, UOB Cayman I Limited. The entire proceeds were used by the subsidiary to subscribe for the US$0.5 billion subordinated note (Note 23b(v)) issued by the Bank.

Dividends on the shares are payable at the sole discretion of the Bank semi-annually at an annual rate of 5.796% of the liquidation preference from 15 March 2006 to and including 15 March 2016. After 15 March 2016, dividends are payable quarterly at a floating rate per annum equal to the three-month LIBOR plus 1.745%.

The shares are perpetual securities with no maturity date. They are redeemable in whole but not in part, (a) for cash at the discretion of the subsidiary on any dividend payment date on or after 15 March 2016 or (b) at the discretion of the Bank, for cash or for one Class A preference share per subsidiary preference share in the event of certain changes in the tax laws of Singapore or the Cayman Islands, or on any day after 13 December 2010 on the occurrence of certain events. Upon occurrence of the Substitution Event (Note 15b), the SPV-A shares will be automatically redeemed. Any redemption is subject to the approval of MAS and certain other conditions.

Subordinated guarantee

The shares are guaranteed by the Bank on a subordinated basis in respect of dividends and redemption payments. In the event any dividend or guaranteed payment with respect to the shares is not paid in full, the Bank and its subsidiaries (other than those carrying on banking business) that have outstanding preference shares or other similar obligations that constitute Tier 1 capital of the Group on an unconsolidated basis are estopped from declaring and paying any dividend or other distributions in respect of their ordinary shares or any other security or obligation of the Group ranking *pari passu* with or junior to the subordinated guarantee.

17. Capital reserves

(a)

	Share premium $'000	Merger reserve $'000	Foreign currency translation reserve $'000	Fair value reserve $'000	Other $'000	Total $'000
The Group						
2006						
Balance at 1 January	**820,943**	**3,412,492**	**(137,917)**	**94,175**	**170,232**	**4,359,925**
Currency translation adjustments	**–**	**–**	**(11,137)**	**266**	**–**	**(10,871)**
Effect of Companies (Amendment) Act 2005	**(822,331)**	**–**	**–**	**–**	**(41,275)**	**(863,606)**
Available-for-sale assets						
Net change in fair value	**–**	**–**	**–**	**533,953**	**–**	**533,953**
Transferred to profit and loss account on disposal/impairment	**–**	**–**	**–**	**(26,890)**	**–**	**(26,890)**
Transfer from share capital upon share buy-back prior to enactment of Companies (Amendment) Act 2005	**–**	**–**	**–**	**–**	**4,858**	**4,858**
Issue of shares under share option scheme prior to enactment of Companies (Amendment) Act 2005	**1,388**	**–**	**–**	**–**	**–**	**1,388**
Transfer (to)/from retained profits (Note 19a)	**–**	**(97,505)**	**–**	**–**	**67,316**	**(30,189)**
Balance at 31 December	**–**	**3,314,987**	**(149,054)**	**601,504**	**201,131**	**3,968,568**
2005						
Balance at 1 January						
As restated	802,991	3,412,492	(121,639)	169,378	156,073	4,419,295
Currency translation adjustments	–	–	(16,278)	–	–	(16,278)
Available-for-sale assets						
Net change in fair value	–	–	–	(6,679)	–	(6,679)
Transferred to profit and loss account on disposal/impairment	–	–	–	(68,524)	–	(68,524)
Grant of share options under share option scheme	–	–	–	–	2,140	2,140
Issue of shares under share option scheme	17,952	–	–	–	–	17,952
Transfer to retained profits (Note 19a)	–	–	–	–	(3,048)	(3,048)
Transfer from share of associates' reserves (Note 20)	–	–	–	–	17,751	17,751
Other adjustments	–	–	–	–	(2,684)	(2,684)
Balance at 31 December	820,943	3,412,492	(137,917)	94,175	170,232	4,359,925

17. Capital reserves (cont'd)
(a) (cont'd)

	Share premium $'000	Merger reserve $'000	Foreign currency translation reserve $'000	Fair value reserve $'000	Other $'000	Total $'000
The Bank						
2006						
Balance at 1 January	**820,943**	**3,412,492**	**(22,518)**	**141,336**	**38,557**	**4,390,810**
Currency translation adjustments	**–**	**–**	**(5,293)**	**4**	**–**	**(5,289)**
Effect of Companies (Amendment) Act 2005	**(822,331)**	**–**	**–**	**–**	**(41,275)**	**(863,606)**
Available-for-sale assets						
Net change in fair value	**–**	**–**	**–**	**418,581**	**–**	**418,581**
Transferred to profit and loss account on disposal/impairment	**–**	**–**	**–**	**(31,384)**	**–**	**(31,384)**
Transfer from share capital upon share buy-back prior to enactment of Companies (Amendment) Act 2005	**–**	**–**	**–**	**–**	**4,858**	**4,858**
Issue of shares under share option scheme prior to enactment of Companies (Amendment) Act 2005	**1,388**	**–**	**–**	**–**	**–**	**1,388**
Transfer to retained profits (Note 19a)	**–**	**(97,505)**	**–**	**–**	**–**	**(97,505)**
Balance at 31 December	**–**	**3,314,987**	**(27,811)**	**528,537**	**2,140**	**3,817,853**
2005						
Balance at 1 January						
As restated	802,991	3,412,492	(23,994)	121,874	36,417	4,349,780
Currency translation adjustments	–	–	1,476	–	–	1,476
Available-for-sale assets						
Net change in fair value	–	–	–	57,520	–	57,520
Transferred to profit and loss account on disposal/impairment	–	–	–	(38,058)	–	(38,058)
Grant of share options under share option scheme	–	–	–	–	2,140	2,140
Issue of shares under share option scheme	17,952	–	–	–	–	17,952
Balance at 31 December	820,943	3,412,492	(22,518)	141,336	38,557	4,390,810

17. Capital reserves (cont'd)

(b) The merger reserves of the Bank and the Group represent the premium on shares issued in connection with the acquisition of Overseas Union Bank Limited ("OUB"). On receipt of dividends paid out of OUB Group's pre-acquisition profits, an amount equal to the dividends received is transferred from the reserves to retained profits.

The foreign currency translation reserves of the Bank and the Group relate to currency translation differences arising from the use of year-end exchange rates versus historical rates in translating the net assets of foreign operations.

The fair value reserves of the Bank and the Group represent the cumulative fair value changes on outstanding available-for-sale assets.

Other reserves of the Group include amounts transferred from retained profits pertaining to gains on sale of investments by certain subsidiaries in accordance with their memorandum of articles, as well as arising from bonus shares issued by subsidiaries.

18. Statutory reserve

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Balance at 1 January	**3,019,865**	2,922,297	**2,645,722**	2,553,172
Transfer from retained profits (Note 19a)	**110,271**	97,568	**107,200**	92,550
Balance at 31 December	**3,130,136**	3,019,865	**2,752,922**	2,645,722

The statutory reserves of the Bank and the Group are maintained in accordance with the provisions of applicable laws and regulations. These reserves are non-distributable unless approved by the relevant authorities.

19. Revenue reserves

(a)

	General reserve $'000	Retained profits $'000	Total $'000
The Group			
2006			
Balance at 1 January	**1,710,760**	**3,252,177**	**4,962,937**
Profit for the financial year attributable to equity holders of the Bank	**–**	**2,570,488**	**2,570,488**
Transfer to general reserve	**195,407**	**(195,407)**	**–**
Transfer to statutory reserve (Note 18)	**–**	**(110,271)**	**(110,271)**
Transfer from other reserve (Note 17a)	**–**	**30,189**	**30,189**
Share buy-back (Note 15c)	**–**	**(72,058)**	**(72,058)**
Dividends			
Ordinary shares			
Final dividend of 40 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2005	**–**	**(490,971)**	**(490,971)**
Interim dividend of 20 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2006	**–**	**(243,700)**	**(243,700)**
Special dividend of 20 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2006	**–**	**(243,700)**	**(243,700)**
Subsidiary preference shares			
Semi-annual dividends at 5.796% per annum for the financial year ended 31 December 2006	**–**	**(46,631)**	**(46,631)**
	–	**(1,025,002)**	**(1,025,002)**
Balance at 31 December	**1,906,167**	**4,450,116**	**6,356,283**
2005			
Balance at 1 January			
As restated	1,506,010	2,894,573	4,400,583
Profit for the financial year attributable to equity holders of the Bank	–	1,709,206	1,709,206
Transfer to general reserve	210,018	(210,018)	–
Transfer to statutory reserve (Note 18)	–	(97,568)	(97,568)
Transfer from share of reserves of associates (Note 20)	–	41,515	41,515
Transfer from other reserve (Note 17a)	–	3,048	3,048
Expenses relating to issue of subsidiary preference shares	(5,268)	–	(5,268)
Dividends			
Final dividend of 40 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2004	–	(491,982)	(491,982)
Interim dividend of 20 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2005	–	(246,020)	(246,020)
Special dividend in specie of 28.5 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2005	–	(350,577)	(350,577)
	–	(1,088,579)	(1,088,579)
Balance at 31 December	1,710,760	3,252,177	4,962,937

19. Revenue reserves (cont'd)

(a) (cont'd)

	General reserve $'000	Retained profits $'000	Total $'000
The Bank			
2006			
Balance at 1 January	**1,237,699**	**2,669,695**	**3,907,394**
Profit for the financial year attributable to equity holders of the Bank	**–**	**2,142,077**	**2,142,077**
Transfer to general reserve	**192,800**	**(192,800)**	**–**
Transfer to statutory reserve (Note 18)	**–**	**(107,200)**	**(107,200)**
Transfer from merger reserve (Note 17a)	**–**	**97,505**	**97,505**
Share buy-back (Note 15c)	**–**	**(72,058)**	**(72,058)**
Dividends			
Final dividend of 40 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2005	**–**	**(490,971)**	**(490,971)**
Interim dividend of 20 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2006	**–**	**(243,700)**	**(243,700)**
Special dividend of 20 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2006	**–**	**(243,700)**	**(243,700)**
	–	**(978,371)**	**(978,371)**
Balance at 31 December	**1,430,499**	**3,558,848**	**4,989,347**
2005			
Balance at 1 January			
As restated	1,030,249	2,207,737	3,237,986
Profit for the financial year attributable to equity holders of the Bank	–	1,850,537	1,850,537
Transfer to general reserve	207,450	(207,450)	–
Transfer to statutory reserve (Note 18)	–	(92,550)	(92,550)
Dividends			
Final dividend of 40 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2004	–	(491,982)	(491,982)
Interim dividend of 20 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2005	–	(246,020)	(246,020)
Special dividend in specie of 28.5 cents per share net of tax at 20% paid in respect of financial year ended 31 December 2005	–	(350,577)	(350,577)
	–	(1,088,579)	(1,088,579)
Balance at 31 December	1,237,699	2,669,695	3,907,394

(b) In each financial year, a certain amount of retained profits is transferred to general reserve of the Bank and the Group. The general reserve has not been earmarked for any specific purpose.

(c) The revenue reserves of the Bank and the Group are distributable except for the amount of $398,203,000 (2005: $252,709,000) being the Group's share of revenue reserves of associates which is distributable only upon realisation by way of dividend from or disposal of investment in the associates.

(d) In respect of the financial year ended 31 December 2006, the directors have proposed a final dividend of 50 cents and a special dividend of 10 cents per share net of tax at 18% amounting to a total net dividend of $749,452,000 (2005: final dividend of 40 cents per share net of tax at 20% amounting to $492,110,000). The proposed dividend will be accounted for as an appropriation of retained profits for the financial year ending 31 December 2007.

20. Share of reserves of associates

	The Group	
	2006	2005
	$'000	$'000
Balance at 1 January	**216,542**	123,405
Movements in other reserves of associates	**40,223**	152,403
Transfer to capital reserves (Note 17a)	**–**	(17,751)
Transfer to retained profits on disposal/liquidation of associates (Note 19a)	**–**	(41,515)
Balance at 31 December	**256,765**	216,542

The balance comprises the Group's share of associates' post-acquisition revenue reserves at 1 January 1998 and other reserves, adjusted for goodwill arising from acquisition of associates prior to 1 January 2001. These reserves are non-distributable until they are realised by way of dividend from or disposal of investment in the associates. In the year of realisation, revaluation reserves previously brought into the Group without going through the consolidated profit and loss account are recognised in the consolidated profit and loss account. In all other cases, they are transferred to other reserves as appropriate.

The Group's share of profit of associates is included in the revenue reserves with effect from 1 January 1998.

21. Deposits and balances of banks and agents, non-bank customers and subsidiaries

(a)

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Held for trading	**750,895**	12,547,244	**750,895**	12,794,463
Designated as fair value through profit and loss	**1,458,320**	1,477,772	**1,458,320**	1,477,772
Other, at amortised cost	**126,791,048**	100,933,275	**108,001,381**	82,617,532
	129,000,263	114,958,291	**110,210,596**	96,889,767

For deposits designated as fair value through profit and loss, the amount payable by the Bank and the Group at maturity was $1,537,781,000 (2005: $1,581,198,000).

(b) Total deposits analysed by remaining maturity

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Within 1 year	**125,029,929**	111,984,793	**106,959,000**	94,337,660
Over 1 year but within 3 years	**1,733,696**	1,116,924	**1,314,407**	852,127
Over 3 years but within 5 years	**1,566,389**	816,014	**1,320,144**	731,493
Over 5 years	**670,249**	1,040,560	**617,045**	968,487
	129,000,263	114,958,291	**110,210,596**	96,889,767

(c) Deposits of non-bank customers analysed by deposit type

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Fixed deposits	**63,053,089**	54,946,502	**50,474,469**	44,821,209
Current, savings and other deposits	**32,498,626**	30,556,258	**24,829,779**	21,660,086
	95,551,715	85,502,760	**75,304,248**	66,481,295

22. Other liabilities

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Accrued interest payable	**632,636**	444,866	**512,977**	350,287
Accrued operating expenses	**316,078**	253,699	**151,021**	110,625
Sundry creditors	**2,237,995**	2,094,484	**200,498**	301,635
Other	**266,157**	305,242	**210,630**	165,931
	3,452,866	3,098,291	**1,075,126**	928,478

23. Debts issued

(a)

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Subordinated notes				
S$1.3 billion 4.95% subordinated notes due 2016 callable with step-up in 2011	**1,300,000**	1,300,000	**1,300,000**	1,300,000
S$1 billion 4.100% subordinated notes due 2019 callable with step-up in 2014	**998,125**	997,881	**998,125**	997,881
US$1 billion 4.50% subordinated notes due 2013	**1,532,052**	1,662,601	**1,532,052**	1,662,601
US$1 billion 5.375% subordinated notes due 2019 callable with step-up in 2014	**1,531,617**	1,662,079	**1,531,617**	1,662,079
US$0.5 billion 5.796% subordinated note	**–**	–	**766,225**	831,550
THB2 billion subordinated debentures due 2008	**–**	80,880	**–**	–
IDR300 billion 13.25% subordinated bonds due 2014	**50,550**	50,183	**–**	–
Unamortised expenses relating to issue of subordinated notes	**(10,579)**	(13,055)	**(10,579)**	(12,282)
Total, at amortised cost	**5,401,765**	5,740,569	**6,117,440**	6,441,329
Fair value hedge adjustments	**(140,654)**	(123,984)	**(140,654)**	(123,984)
	5,261,111	5,616,585	**5,976,786**	6,317,345
S$276,250,000 zero coupon exchangeable notes due 2006	**–**	61,300	**–**	61,300
Asset Backed Commercial Paper ("ABCP")				
S$ ABCP, at amortised cost	**507,500**	553,750	**–**	–
US$ ABCP, at amortised cost	**295,380**	284,806	**–**	–
	802,880	838,556	**–**	–
Other				
Credit linked notes, at amortised cost	**15,325**	16,631	**15,325**	16,631
Interest rate linked notes, at amortised cost	**92,360**	92,720	**92,360**	92,720
Equity linked notes				
At amortised cost	**232,263**	293,533	**232,263**	293,533
Designated as fair value through profit and loss	**82,135**	51,965	**82,135**	51,965
Other structured notes, at amortised cost	**109,990**	137,000	**–**	–
	532,073	591,849	**422,083**	454,849
Total debts issued	**6,596,064**	7,108,290	**6,398,869**	6,833,994

23. Debts issued (cont'd)

(b) Subordinated notes

(i) The S$1.3 billion 4.95% subordinated notes were issued by the Bank at par on 30 August 2001 and mature on 30 September 2016. The notes may be redeemed at par at the option of the Bank, in whole but not in part, on 30 September 2011 or at any interest payment date in the event of certain changes in the tax laws of Singapore, subject to the prior approval of MAS and certain other conditions. Interest is payable semi-annually at 4.95% per annum up to and including 29 September 2011. From and including 30 September 2011, interest is payable semi-annually at a fixed rate per annum equal to the five-year Singapore Dollar Interest Rate Swap (Offer Rate) as at 30 September 2011 plus 2.25%.

(ii) The S$1 billion 4.100% subordinated notes were issued by the Bank at 99.755% on 24 August 2004 and mature on 3 September 2019. The notes may be redeemed at par at the option of the Bank, in whole but not in part, on 3 September 2014 or at any interest payment date in the event of certain changes in the tax laws of Singapore, subject to the prior approval of MAS and certain other conditions. Interest is payable semi-annually at 4.100% per annum beginning 3 March 2005. From and including 3 September 2014, interest is payable semi-annually at a fixed rate per annum equal to the five-year Singapore Dollar Interest Rate Swap (Offer Rate) plus 1.680%.

(iii) The US$1 billion 4.50% subordinated notes were issued by the Bank at 99.96% on 30 June 2003 and mature on 2 July 2013. The notes may be redeemed at par at the option of the Bank, in whole, on notice, in the event of certain changes in the tax laws of Singapore, subject to the approval of MAS and certain other conditions. Interest is payable semi-annually at 4.50% per annum beginning 2 January 2004.

(iv) The US$1 billion 5.375% subordinated notes were issued by the Bank at 99.929% on 24 August 2004 and mature on 3 September 2019. The notes may be redeemed at par at the option of the Bank, in whole but not in part, on 3 September 2014 or at any interest payment date in the event of certain changes in the tax laws of Singapore, subject to the prior approval of MAS and certain other conditions. Interest is payable semi-annually at 5.375% per annum beginning 3 March 2005. From and including 3 September 2014, interest is payable semi-annually at a floating rate per annum equal to the six-month LIBOR plus 1.666%.

(v) The US$0.5 billion 5.796% subordinated note was issued by the Bank at par to UOB Cayman I Limited on 13 December 2005. It matures on 12 December 2055 which is subject to extension. The note may be redeemed, in whole but not in part, at the option of the Bank, on 15 March 2016 or any interest payment date thereafter, subject to the prior approval of MAS and certain other conditions. Interest is payable semi-annually at 5.796% per annum beginning 15 March 2006. After 15 March 2016, interest is payable quarterly at a floating rate per annum equal to the three-month LIBOR plus 1.745% (Note 16).

The S$ and US$ subordinated notes issued by the Bank are unsecured obligations with the US$0.5 billion subordinated note ranking junior to all other S$ and US$ subordinated notes. All other liabilities of the Bank outstanding at the balance sheet date rank senior to all the S$ and US$ subordinated notes. Except for the US$0.5 billion subordinated note, the S$ and US$ subordinated notes qualify for Upper Tier 2 capital.

Expenses incurred in connection with the issue of the subordinated notes are, where material, capitalised and amortised over 10 years from the date of issue of the subordinated notes.

The Bank has entered into interest rate swaps to hedge the interest rate risks of certain subordinated notes with fixed coupon rates and applied fair value hedge accounting in accordance with FRS39. Fair value changes attributable to interest rate risk are adjusted to the carrying amount of the subordinated notes with the corresponding entry to profit and loss account. Fair value changes on the interest rate swaps are recognised in the profit and loss account.

(vi) The THB2 billion subordinated debentures were issued by UOBT at par on 15 August 2001 with maturity on 15 August 2008. The debentures were redeemed on 15 August 2006. Interest was paid quarterly at a floating rate calculated based on the average of the deposit rate of one year of four major banks in Thailand and UOBT, plus 2.50% per annum with a minimum guaranteed rate of 6.50% per annum. Average interest rate of the debentures for the financial year was 7.03% (2005: 6.50%).

(vii) The IDR300 billion 13.25% subordinated bonds were issued by Bank Buana on 14 July 2004 and mature on 14 July 2014. The bonds may be redeemed at par at the option of Bank Buana on the fifth anniversary from issuance date with the approval of Bank Indonesia. The bonds may also be purchased and held by Bank Buana for future trading after its first anniversary date. Interest is payable quarterly at 13.25% per annum until its fifth anniversary from the issuance date and at 22.05% per annum from the sixth year until the maturity.

23. Debts issued (cont'd)

(c) Asset Backed Commercial Paper ("ABCP")

The ABCP were issued in relation to a $1 billion ABCP programme carried out by Archer 1 Limited, a SPE. The ABCP have maturity of less than 1 year, and are secured by a first floating charge on all assets of the SPE. Interest rates of the S$ ABCP and US$ ABCP as at 31 December 2006 range from 3.46% to 3.59% (2005: 2.27% to 3.36%) per annum and 5.44% to 5.69% (2005: 4.06% to 4.54%) per annum respectively. The holders of the ABCP are entitled to receive payment comprising both the principal and interest as contracted in the ABCP but only to the extent that there are available resources in the SPE to meet those payments. The holders of the ABCP have no recourse to the Group.

(d) Other

(i) The credit linked notes, with embedded credit default swaps, were issued at par and mature on 15 February 2008. The notes will be redeemed at face value on the maturity date provided there is no occurrence of a credit event. If there is an occurrence of a credit event, the underlying assets or the market values of the underlying assets in cash term, depending on the terms and conditions of the contracts would be delivered to the holders of the notes.

(ii) The interest rate linked notes, with embedded interest rate derivatives, were issued at par with maturity ranging from 21 September 2007 to 9 June 2016. The periodic payouts and redemptions of the notes are linked to the interest rate indices.

(iii) The equity linked notes, with embedded equity derivatives, were issued at par with maturity ranging from 12 January 2007 to 20 January 2015. The periodic payments and payouts of the notes at maturity are linked to the closing value of certain underlying equities listed on various stock exchanges or the closing value of certain underlying equity indices.

For the equity linked notes designated as fair value through profit and loss, the amount payable by the Bank and the Group at maturity was $95,230,000 (2005: $70,183,000).

(iv) The other structured notes were issued by UOBT at par with maturity ranging from 4 January 2007 to 16 October 2008 and they are not secured. Interest rates of the notes range from 2.50% to 5.38% (2005: 3.00% to 5.02%) per annum.

24. Cash, balances and placements with central banks

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Held for trading	**61,364**	5,000,634	**61,364**	5,000,634
Available-for-sale	**1,134,827**	1,030,053	**652,420**	1,030,053
Loans and receivables	**15,105,164**	5,894,461	**12,610,138**	2,610,728
	16,301,355	11,925,148	**13,323,922**	8,641,415

25. Singapore Government treasury bills and securities

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Held for trading	**320,206**	765,748	**310,918**	758,407
Available-for-sale	**7,117,128**	6,690,247	**7,037,029**	6,613,701
	7,437,334	7,455,995	**7,347,947**	7,372,108
Amount sold under Repo (Note 30)	**(365,722)**	(572,474)	**(365,722)**	(572,474)
	7,071,612	6,883,521	**6,982,225**	6,799,634

26. Other government treasury bills and securities

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Held for trading	**695,596**	201,537	**247,202**	137,064
Designated as fair value through profit and loss	**34,743**	38,714	**34,743**	38,714
Available-for-sale	**1,745,290**	1,612,321	**1,596,061**	1,296,902
Held to maturity	**77,353**	276,260	**–**	–
	2,552,982	2,128,832	**1,878,006**	1,472,680
Amount sold under Repo (Note 30)	**(195,982)**	(40,269)	**(195,982)**	–
	2,357,000	2,088,563	**1,682,024**	1,472,680

27. Trading securities

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Quoted equity securities	**166,550**	190,234	**106,273**	158,696
Quoted debt securities	**73,589**	145,941	**–**	59,749
Unquoted marketable unit trusts	**35,717**	35,593	**–**	–
Unquoted debt securities	**207,644**	253,119	**–**	10,016
	483,500	624,887	**106,273**	228,461

28. Placements and balances with banks and agents

(a)

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Held for trading	**323,230**	7,888,939	**267,317**	7,600,450
Designated as fair value through profit and loss	**–**	61,512	**–**	61,512
Available-for-sale	**6,345,714**	6,052,705	**5,227,480**	4,482,428
Loans and receivables	**17,862,352**	17,342,563	**17,484,005**	15,909,692
	24,531,296	31,345,719	**22,978,802**	28,054,082
Amount sold under Repo (Note 30)	**(2,778,188)**	(3,375,847)	**(2,778,188)**	(2,070,518)
	21,753,108	27,969,872	**20,200,614**	25,983,564

(b) Analysed by remaining maturity

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Within 1 year	**24,066,547**	30,908,084	**22,573,140**	27,616,447
Over 1 year but within 3 years	**269,476**	437,635	**221,257**	437,635
Over 3 years but within 5 years	**184,540**	–	**184,405**	–
Over 5 years	**10,733**	–	**–**	–
	24,531,296	31,345,719	**22,978,802**	28,054,082

29. Loans to non-bank customers

(a)

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Held for trading	**143,846**	281,779	**143,846**	281,779
Designated as fair value through profit and loss	**100,521**	109,334	**100,520**	109,334
Loans and receivables	**79,135,597**	69,454,447	**60,334,738**	52,689,183
Loans to non-bank customers (gross)	**79,379,964**	69,845,560	**60,579,104**	53,080,296
Individual impairment	**(1,234,652)**	(1,433,219)	**(436,093)**	(727,291)
Collective impairment	**(1,270,727)**	(1,270,188)	**(1,057,190)**	(1,078,140)
Loans to non-bank customers (net)	**76,874,585**	67,142,153	**59,085,821**	51,274,865
Amount sold under Repo (Note 30)	**–**	(679,613)	**–**	–
	76,874,585	66,462,540	**59,085,821**	51,274,865
Comprising:				
Trade bills	**2,351,628**	1,135,803	**661,505**	399,064
Advances to customers	**74,522,957**	65,326,737	**58,424,316**	50,875,801
	76,874,585	66,462,540	**59,085,821**	51,274,865

(b) Total gross loans to non-bank customers analysed by remaining maturity

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Within 1 year	**35,095,527**	34,235,226	**25,632,574**	24,618,160
Over 1 year but within 3 years	**10,215,075**	8,572,273	**8,707,510**	7,508,980
Over 3 years but within 5 years	**9,490,494**	6,787,642	**8,167,614**	5,689,107
Over 5 years	**24,578,868**	20,250,419	**18,071,406**	15,264,049
	79,379,964	69,845,560	**60,579,104**	53,080,296

(c) Total gross loans to non-bank customers analysed by industry

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Transport, storage and communication	**4,024,048**	2,447,209	**3,333,434**	1,956,812
Building and construction	**7,893,838**	7,645,189	**6,770,421**	6,639,512
Manufacturing	**8,860,009**	7,870,127	**5,090,687**	4,265,261
Non-bank financial institutions	**12,911,925**	10,445,458	**11,925,196**	9,566,532
General commerce	**11,734,854**	11,482,857	**8,237,371**	8,310,195
Professionals and private individuals (exclude housing loans)	**10,296,304**	10,209,148	**7,708,508**	8,029,080
Housing loans	**18,897,579**	16,631,827	**13,623,187**	12,374,428
Other	**4,761,407**	3,113,745	**3,890,300**	1,938,476
	79,379,964	69,845,560	**60,579,104**	53,080,296

29. Loans to non-bank customers (cont'd)

(d) Total gross loans to non-bank customers analysed by currency and interest rate

	2006 Fixed rate $'000	2006 Variable rate $'000	2006 Total $'000	2005 Fixed rate $'000	2005 Variable rate $'000	2005 Total $'000
The Group						
Singapore dollar	**7,814,118**	**33,755,306**	**41,569,424**	6,236,359	33,441,578	39,677,937
US dollar	**1,732,821**	**10,964,726**	**12,697,547**	1,849,387	7,955,150	9,804,537
Malaysian ringgit	**378,946**	**8,275,821**	**8,654,767**	254,754	6,789,457	7,044,211
Thai baht	**2,931,745**	**3,793,994**	**6,725,739**	2,541,368	3,684,573	6,225,941
Indonesian rupiah	**53,529**	**2,134,335**	**2,187,864**	117,708	1,737,073	1,854,781
Other	**1,235,955**	**6,308,668**	**7,544,623**	664,265	4,573,888	5,238,153
	14,147,114	**65,232,850**	**79,379,964**	11,663,841	58,181,719	69,845,560
The Bank						
Singapore dollar	**7,764,278**	**33,552,341**	**41,316,619**	6,183,398	33,225,251	39,408,649
US dollar	**1,653,089**	**10,269,387**	**11,922,476**	1,717,698	6,907,548	8,625,246
Hong Kong dollar	**2,812**	**1,179,283**	**1,182,095**	20,869	977,103	997,972
Other	**1,229,883**	**4,928,031**	**6,157,914**	628,757	3,419,672	4,048,429
	10,650,062	**49,929,042**	**60,579,104**	8,550,722	44,529,574	53,080,296

Fixed rate loans that have effectively been converted to variable rate loans through interest rate swaps are classified as variable rate loans.

(e) Non-performing loans

Non-performing loans are graded as Substandard, Doubtful and Loss in accordance with MAS Notice 612. Provision for impairment is made where the carrying amount of the loans is less than their recoverable amount.

	The Group 2006 $'000	The Group 2005 $'000	The Bank 2006 $'000	The Bank 2005 $'000
Substandard	**2,118,435**	2,528,604	**1,086,443**	1,449,133
Doubtful	**159,653**	429,412	**116,568**	353,012
Loss	**884,007**	936,186	**316,420**	417,657
	3,162,095	3,894,202	**1,519,431**	2,219,802

29. Loans to non-bank customers (cont'd)

(f) Movements of provision for impairment

	2006 Individual impairment $'000	2006 Collective impairment $'000	2006 Total $'000	2005 Individual impairment $'000	2005 Collective impairment $'000	2005 Total $'000
The Group						
Balance at 1 January	**1,433,219**	**1,270,188**	**2,703,407**	2,140,018	1,370,454	3,510,472
Currency translation adjustments	**17,823**	**539**	**18,362**	(11,882)	441	(11,441)
Write-off	**(452,830)**	–	**(452,830)**	(791,517)	–	(791,517)
Reclassification	**40,045**	–	**40,045**	(3,663)	(61,124)	(64,787)
Net charge/(write-back) to profit and loss account	**196,395**	–	**196,395**	90,471	(56,269)	34,202
Acquisition of Bank Buana	–	–	–	9,792	16,686	26,478
Balance at 31 December	**1,234,652**	**1,270,727**	**2,505,379**	1,433,219	1,270,188	2,703,407
The Bank						
Balance at 1 January	**727,291**	**1,078,140**	**1,805,431**	1,252,830	1,168,747	2,421,577
Currency translation adjustments	**(12,666)**	**(660)**	**(13,326)**	2,294	48	2 342
Write-off	**(314,663)**	–	**(314,663)**	(523,009)	–	(523,009)
Net charge/(write-back) to profit and loss account	**36,131**	**(20,290)**	**15,841**	(4,824)	(90,655)	(95,479)
Balance at 31 December	**436,093**	**1,057,190**	**1,493,283**	727,291	1,078,140	1,805,431

30. Assets pledged/received as collateral

At the balance sheet date, assets pledged for Repo transactions and assets received for reverse Repo transactions whereby the pledgees have the right by contract or custom to sell or repledge the assets and the obligation to return them subsequently are as follows:

(a)

	The Group 2006 $'000	The Group 2005 $'000	The Bank 2006 $'000	The Bank 2005 $'000
Assets pledged for Repo transactions, at carrying amount				
Government treasury bills and securities	**561,704**	612,743	**561,704**	572,474
Negotiable certificates of deposit	**2,336,427**	2,885,104	**2,336,427**	1,579,775
Bankers' acceptances	**441,761**	1,170,356	**441,761**	490,743
	3,339,892	4,668,203	**3,339,892**	2,642,992

The amount of the associated liabilities approximates the carrying amount of the assets pledged.

(b)

	The Group 2006 $'000	The Group 2005 $'000	The Bank 2006 $'000	The Bank 2005 $'000
Assets received for reverse Repo transactions, at fair value	**324,382**	1,313,897	**324,382**	521,297

31. Assets held for sale

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Quoted equity securities	**–**	590,349	**–**	415,160
Unquoted equity securities	**–**	42,630	**–**	16,650
	–	632,979	**–**	431,810
Provision for impairment (Note 36)	**–**	(26,739)	**–**	(8,272)
	–	606,240	**–**	423,538

During the financial year, assets held for sale were divested by the Bank and its subsidiaries to comply with the Banking Act, Chapter 19 which requires Singapore-incorporated banks and their affiliates to reduce their aggregate interests in non-financial businesses to not more than 10%.

32. Investment securities

(a)

	Designated as fair value through profit and loss $'000	Available-for-sale $'000	Loans and receivables $'000	Held to maturity $'000	Total $'000
The Group					
2006					
Quoted securities					
Equity	**53,540**	**1,525,930**	**–**	**–**	**1,579,470**
Debt	**4,522,404**	**6,140,283**	**–**	**6,087**	**10,668,774**
Unquoted securities					
Equity	**–**	**586,113**	**–**	**–**	**586,113**
Debt	**773,720**	**3,345,181**	**741,268**	**178,905**	**5,039,074**
Investment securities (gross)	**5,349,664**	**11,597,507**	**741,268**	**184,992**	**17,873,431**
Provision for impairment (Note 36)					**(266,537)**
Investment securities (net)					**17,606,894**
2005					
Quoted securities					
Equity	23,399	663,274	–	–	686,673
Debt	2,789,370	2,710,351	–	44,771	5,544,492
Unquoted securities					
Equity	–	455,956	–	–	455,956
Debt	1,041,769	1,927,434	500,230	182,275	3,651,708
Investment securities (gross)	3,854,538	5,757,015	500,230	227,046	10,338,829
Provision for impairment (Note 36)					(216,437)
Investment securities (net)					10,122,392

32. Investment securities (cont'd)

(a) (cont'd)

	Designated as fair value through profit and loss $'000	Available-for-sale $'000	Loans and receivables $'000	Total $'000
The Bank				
2006				
Quoted securities				
Equity	**–**	**1,206,184**	**–**	**1,206,184**
Debt	**3,816,312**	**6,113,174**	**–**	**9,929,486**
Unquoted securities				
Equity	**–**	**402,904**	**–**	**402,904**
Debt	**685,369**	**3,012,758**	**739,877**	**4,438,004**
Investment securities (gross)	**4,501,681**	**10,735,020**	**739,877**	**15,976,578**
Provision for impairment (Note 36)				**(95,494)**
Investment securities (net)				**15,881,084**
2005				
Quoted securities				
Equity	–	602,971	–	602,971
Debt	1,979,020	2,709,446	–	4,688,466
Unquoted securities				
Equity	–	317,118	–	317,118
Debt	763,628	1,859,144	500,230	3,123,002
Investment securities (gross)	2,742,648	5,488,679	500,230	8,731,557
Provision for impairment (Note 36)				(66,886)
Investment securities (net)				8,664,671

(b) Included in the Group's investment securities designated as fair value through profit and loss as at 31 December 2006 was an amount of $847,981,000 (2005: $888,159,000) held by the SPE, Archer 1 Limited. These securities were subject to a first floating charge for the liabilities under the ABCP Programme (Note 23c).

(c) Gross investment securities analysed by industry

	The Group		The Bank	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Transport, storage and communication	**1,028,979**	561,040	**938,360**	461,436
Building and construction	**985,739**	759,735	**940,065**	653,716
Manufacturing	**1,018,709**	431,112	**997,316**	421,806
Financial institutions	**12,429,605**	6,794,794	**11,220,812**	5,946,121
General commerce	**181,838**	173,402	**114,232**	130,682
Other	**2,228,561**	1,618,746	**1,765,793**	1,117,796
	17,873,431	10,338,829	**15,976,578**	8,731,557

33. Other assets

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Interest receivable	**1,394,811**	771,352	**1,125,886**	557,031
Sundry debtors	**1,859,993**	1,144,975	**1,058,651**	565,340
Foreclosed properties	**671,762**	665,736	**-**	-
Other	**414,995**	418,945	**303,665**	283,414
Provision for impairment on other assets (Note 36)	**(139,223)**	(129,953)	**(56,782)**	(63,064)
	4,202,338	2,871,055	**2,431,420**	1,342,721

34. Investment in associates

(a)

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Quoted equity securities	**127,053**	127,053	**92,207**	92,207
Unquoted equity securities	**395,477**	397,062	**281,609**	255,374
	522,530	524,115	**373,816**	347,581
Provision for impairment (Note 36)	**-**	-	**(1,376)**	(1,171)
Group's share of post-acquisition reserves of associates, net of dividends received	**661,859**	476,059	**-**	-
	1,184,389	1,000,174	**372,440**	346,410
Market value of quoted equity securities at 31 December	**544,527**	450,130	**494,153**	408,345

(b) The Group's share of the associates' financials is as follows:

	2006	2005
	$'000	$'000
Total operating income	**470,487**	382,533
Profit before tax	**271,168**	99,854
Total assets	**2,345,244**	1,593,460
Total liabilities	**1,138,061**	569,401
Contingent liabilities	**76,298**	76,000

(c) Major associates of the Group as at the balance sheet date are set out in Note 48 to the financial statements. The carrying amount of the Group's investment in associates includes goodwill amounting to $12,045,000 (2005: $12,045,000).

35. Investment in subsidiaries

(a)

	The Bank	
	2006	2005
	$'000	$'000
Quoted equity securities	**15,268**	1,835,910
Unquoted equity securities	**4,093,330**	2,076,290
	4,108,598	3,912,200
Provision for impairment (Note 36)	**(256,525)**	(247,535)
	3,852,073	3,664,665
Market value of quoted equity securities at 31 December	**94,268**	1,825,969

(b) The subsidiaries of the Group as at the balance sheet date are set out in Note 46 to the financial statements.

(c) Certain subsidiaries of the Group were liquidated during the financial year. The liquidation had no material effect on the financials of the Bank and the Group for the financial year.

36. Movements of provision for impairment on investments and other assets

	Assets held for sale $'000	Investment securities $'000	Other assets $'000	Total $'000
The Group				
2006				
Balance at 1 January	**26,739**	**216,437**	**129,953**	**373,129**
Currency translation adjustments	**–**	**8,202**	**1,536**	**9,738**
Write-off	**(18,574)**	**(10,191)**	**(14,184)**	**(42,949)**
Reclassification	**(8,272)**	**–**	**17,981**	**9,709**
Charge to profit and loss account (Note 12)	**107**	**52,089**	**3,937**	**56,133**
Balance at 31 December	**–**	**266,537**	**139,223**	**405,760**
2005				
Balance at 1 January				
As restated	–	260,683	76,802	337,485
Currency translation adjustments	–	(266)	(1,285)	(1,551)
Write-off	–	(54,157)	(2,453)	(56,610)
Reclassification	26,620	(7,692)	45,859	64,787
Charge to profit and loss account (Note 12)	119	17,869	10,899	28,887
Acquisition of Bank Buana	–	–	131	131
Balance at 31 December	26,739	216,437	129,953	373,129

36. Movements of provision for impairment on investments and other assets (cont'd)

	Assets held for sale $'000	Investment securities $'000	Investment in associates $'000	Investment in subsidiaries $'000	Other assets $'000	Total $'000
The Bank						
2006						
Balance at 1 January	**8,272**	**66,886**	**1,171**	**247,535**	**63,064**	**386,928**
Currency translation adjustments	**–**	**(1,410)**	**–**	**(6)**	**(43)**	**(1,459)**
Write-off	**–**	**(11,605)**	**–**	**–**	**(6,092)**	**(17,697)**
Reclassification	**(8,272)**	**–**	**(78)**	**–**	**8,350**	**–**
Charge/(write-back) to profit and loss account (Note 12)	**–**	**41,623**	**283**	**8,996**	**(8,497)**	**42,405**
Balance at 31 December	**–**	**95,494**	**1,376**	**256,525**	**56,782**	**410,177**
2005						
Balance at 1 January						
As restated	–	132,402	3,905	351,727	36,840	524,874
Currency translation adjustments	–	(177)	–	1	(117)	(293)
Write-off	–	(49,911)	–	(78,763)	(2,795)	(131,469)
Reclassification	8,272	(27,120)	–	–	18,848	–
Charge/(write-back) to profit and loss account (Note 12)	–	11,692	(2,734)	(25,430)	10,288	(6,184)
Balance at 31 December	8,272	66,886	1,171	247,535	63,064	386,928

37. Fixed assets

	2006			2005		
	Land and buildings $'000	**Other $'000**	**Total $'000**	Land and buildings $'000	Other $'000	Total $'000
The Group						
Balance at 1 January						
Cost	**1,837,946**	**1,219,377**	**3,057,323**	1,833,504	1,133,335	2,966,839
Accumulated depreciation	**(282,461)**	**(864,598)**	**(1,147,059)**	(264,399)	(784,061)	(1,048,460)
Provision for impairment	**(38,059)**	**–**	**(38,059)**	(55,945)	–	(55,945)
Net carrying amount	**1,517,426**	**354,779**	**1,872,205**	1,513,160	349,274	1,862 434
Movements during the financial year						
Currency translation adjustments	**3,525**	**3,846**	**7,371**	(2,999)	(2,122)	(5,121)
Acquisition of subsidiaries	**–**	**–**	**–**	47,804	13,368	61,172
Additions	**5,974**	**141,793**	**147,767**	52	109,205	109,257
Disposals	**(26,108)**	**(18,807)**	**(44,915)**	(30,449)	(2,193)	(32,642)
Depreciation charge	**(26,524)**	**(115,258)**	**(141,782)**	(26,782)	(112,753)	(139,535)
Write-back of impairment (Note 12)	**16,450**	**–**	**16,450**	16,640	–	16,640
Net carrying amount at 31 December	**1,490,743**	**366,353**	**1,857,096**	1,517,426	354,779	1,872,205
Balance at 31 December						
Cost	**1,832,246**	**1,270,799**	**3,103,045**	1,837,946	1,219,377	3,057,323
Accumulated depreciation	**(311,709)**	**(904,446)**	**(1,216,155)**	(282,461)	(864,598)	(1,147,059)
Provision for impairment	**(29,794)**	**–**	**(29,794)**	(38,059)	–	(38,059)
Net carrying amount	**1,490,743**	**366,353**	**1,857,096**	1,517,426	354,779	1,872,205
Comprising:						
Freehold properties	**396,497**			411,960		
Leasehold properties	**1,094,246**			1,105,466		
	1,490,743			1,517,426		
Market value of properties based on directors' valuation at 31 December	**2,975,791**			2,726,202		

37. Fixed assets (cont'd)

	2006			2005		
	Land and buildings $'000	**Other $'000**	**Total $'000**	Land and buildings $'000	Other $'000	Total $'000
The Bank						
Balance at 1 January						
Cost	**1,029,594**	**770,837**	**1,800,431**	1,044,314	720,590	1,764,904
Accumulated depreciation	**(141,790)**	**(544,903)**	**(686,693)**	(129,784)	(502,840)	(632,624)
Provision for impairment	**(13,518)**	**–**	**(13,518)**	(15,286)	–	(15,286)
Net carrying amount	**874,286**	**225,934**	**1,100,220**	899,244	217,750	1,116,994
Movements during the financial year						
Currency translation adjustments	**(896)**	**(682)**	**(1,578)**	(1,690)	(41)	(1,731)
Additions	**78,285**	**64,635**	**142,920**	–	78,849	78,849
Disposals	**(11,020)**	**(1,255)**	**(12,275)**	(9,567)	(299)	(9,866)
Depreciation charge	**(15,636)**	**(71,358)**	**(86,994)**	(15,350)	(70,325)	(85,675)
Write-back of impairment (Note 12)	**10,294**	**–**	**10,294**	1,649	–	1,649
Net carrying amount at 31 December	**935,313**	**217,274**	**1,152,587**	874,286	225,934	1,100,220
Balance at 31 December						
Cost	**1,108,154**	**794,495**	**1,902,649**	1,029,594	770,837	1,800,431
Accumulated depreciation	**(169,609)**	**(577,221)**	**(746,830)**	(141,790)	(544,903)	(686,693)
Provision for impairment	**(3,232)**	**–**	**(3,232)**	(13,518)	–	(13,518)
Net carrying amount	**935,313**	**217,274**	**1,152,587**	874,286	225,934	1,100,220
Comprising:						
Freehold properties	**192,812**			124,926		
Leasehold properties	**742,501**			749,360		
	935,313			874,286		
Market value of properties based on directors' valuation at 31 December	**1,829,050**			1,552,164		

38. Contingent liabilities

In the normal course of business, the Bank and the Group conduct businesses involving acceptances, guarantees, performance bonds and indemnities. The bulk of these liabilities are backed by the corresponding obligations from the customers. No assets of the Bank and the Group have been pledged as security for these contingent liabilities.

	The Group		The Bank	
	2006 **$'000**	2005 $'000	**2006** **$'000**	2005 $'000
Direct credit substitutes	**4,087,357**	6,135,666	**3,509,009**	5,581,867
Transaction-related contingencies	**2,584,248**	2,505,909	**1,543,115**	1,550,479
Trade-related contingencies	**3,391,867**	2,648,751	**2,997,750**	2,239,797
Other contingent liabilities	**190,808**	184,709	**160,871**	164,551
	10,254,280	11,475,035	**8,210,745**	9,536,694

Included in other contingent liabilities are estimated legal claims of $155 million (2005: $159 million). The Bank is of the view that these claims have no merit and their ultimate resolution is not expected to have a significant effect on the financials of the Bank and the Group. Accordingly, no provision has been made in respect of these legal claims in the financial statements.

39. Financial derivatives

Financial derivatives, such as forwards, swaps, futures and options, are instruments whose values change in response to the change in prices of the underlying instruments.

In its normal course of business, the Bank and the Group transact in customised derivatives to meet specific needs of their customers. The Bank and the Group also transact in these derivatives for proprietary trading purposes, as well as to manage their assets, liabilities and structural positions. The risks associated with the use of derivatives and policies for controlling these risks are set out in Note 44.

The table below shows the Bank's and the Group's financial derivatives at the balance sheet date. The contract/notional amount reflects the volume of the outstanding transactions while the positive/negative fair value indicates the fair value of the financial derivatives at the balance sheet date. These amounts do not necessarily represent future cash flows and amounts at risk of the derivatives.

	2006			2005		
	Contract/ notional amount $'000	**Positive fair value $'000**	**Negative fair value $'000**	Contract/ notional amount $'000	Positive fair value $'000	Negative fair value $'000
The Group						
Foreign exchange contracts						
Forwards	**8,180,036**	**245,837**	**58,143**	8,250,675	223,940	50,748
Swaps	**205,648,599**	**1,178,265**	**1,114,770**	226,503,057	1,605,183	1,586,827
Options purchased	**2,640,061**	**25,857**	**–**	3,632,772	30,555	–
Options written	**2,285,753**	**–**	**32,368**	2,491,839	–	27,338
Interest rate contracts						
Forwards	**14,799,704**	**4,489**	**3,724**	6,077,547	2,090	4,355
Swaps	**240,198,310**	**1,298,378**	**1,501,908**	326,345,175	1,620,444	1,932,873
Futures	**7,966,379**	**15,270**	**4,171**	10,085,131	7,080	6,772
Options purchased	**956,915**	**3,834**	**–**	1,286,680	7,810	–
Options written	**1,188,354**	**–**	**4,821**	1,082,054	–	7,620
Equity-related contracts						
Swaps	**2,285,113**	**388,795**	**369,414**	1,503,294	64,878	63,225
Futures	**21,958**	**5**	**281**	–	–	–
Options purchased	**1,522,282**	**741,220**	**–**	931,976	52,391	–
Options written	**1,417,582**	**–**	**758,359**	964,275	–	58,656
Credit-related contracts						
Swaps	**477,469**	**1,173**	**1,652**	1,361,016	7,054	1,226
Precious metal contracts						
Forwards	**172,812**	**4,604**	**62,454**	216,035	6,806	35,547
Swaps	**110,993**	**3,337**	**–**	70,970	12,401	707
	489,872,320	**3,911,064**	**3,912,065**	590,802,496	3,640,632	3,775,894

Included in the interest rate contracts are the following interest rate swaps designated to hedge the interest rate risk of certain S$ and US$ subordinated notes issued:

	2006			2005		
	Contract/ notional amount $'000	**Positive fair value $'000**	**Negative fair value $'000**	Contract/ notional amount $'000	Positive fair value $'000	Negative fair value $'000
Interest rate swaps	**5,364,900**	**13,280**	**174,942**	5,626,200	28,926	161,973

39. Financial derivatives (cont'd)

	2006			2005		
	Contract/ notional amount $'000	**Positive fair value $'000**	**Negative fair value $'000**	Contract/ notional amount $'000	Positive fair value $'000	Negative fair value $'000
The Bank						
Foreign exchange contracts						
Forwards	**7,122,680**	**231,856**	**53,946**	7,377,163	217,130	48,849
Swaps	**213,175,214**	**1,152,222**	**1,087,582**	236,485,985	1,615,884	1,599,963
Options purchased	**2,624,665**	**25,802**	**–**	3,617,654	30,555	–
Options written	**2,270,453**	**–**	**32,351**	2,480,042	–	27,317
Interest rate contracts						
Forwards	**14,799,704**	**4,489**	**3,724**	6,044,329	2,029	4,355
Swaps	**234,476,382**	**1,269,582**	**1,446,814**	323,316,761	1,607,344	1,890,562
Futures	**3,254,595**	**7,776**	**3,436**	4,312,882	3,622	2,712
Options purchased	**956,915**	**3,834**	**–**	1,286,680	7,810	–
Options written	**1,188,354**	**–**	**4,821**	1,082,054	–	7,620
Equity-related contracts						
Swaps	**2,285,113**	**388,795**	**369,414**	1,503,294	64,878	63,225
Futures	**21,958**	**5**	**281**	–	–	–
Options purchased	**1,483,248**	**740,924**	**–**	927,346	52,361	–
Options written	**1,474,218**	**–**	**768,634**	971,280	–	58,800
Credit-related contracts						
Swaps	**492,794**	**1,173**	**1,940**	1,377,647	7,054	1,727
Precious metal contracts						
Forwards	**22,527**	**20**	**575**	38,345	–	1,147
Swaps	**–**	**–**	**–**	2,874	520	2
	485,648,820	**3,826,478**	**3,773,518**	590,824,336	3,609,187	3,706,279

Included in the interest rate contracts are the following interest rate swaps designated to hedge the interest rate risk of certain S$ and US$ subordinated notes issued:

	2006			2005		
	Contract/ notional amount $'000	**Positive fair value $'000**	**Negative fair value $'000**	Contract/ notional amount $'000	Positive fair value $'000	Negative fair value $'000
Interest rate swaps	**5,364,900**	**13,280**	**174,942**	5,626,200	28,926	161,973

40. Commitments

(a)

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Undrawn credit facilities	**42,921,200**	40,768,342	**35,062,275**	31,485,556
Spot/forward contracts	**1,438,228**	1,539,486	**806,483**	1,385,774
Capital commitments	**70,021**	35,949	**50,796**	27,655
Operating lease commitments	**61,810**	59,184	**41,686**	44,224
Other	**103,639**	142,131	**102,726**	105,835
	44,594,898	42,545,092	**36,063,966**	33,049,044

(b) Operating lease commitments

The aggregate minimum lease payments under non-cancellable operating leases at the balance sheet date are as follows:

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Minimum lease payable				
Not later than 1 year	**28,311**	25,550	**20,274**	19,282
Later than 1 year but not later than 5 years	**29,813**	29,261	**19,019**	21,134
Later than 5 years	**3,686**	4,373	**2,393**	3,808
	61,810	59,184	**41,686**	44,224
Minimum lease receivable				
Not later than 1 year	**55,943**	56,991	**34,926**	30,935
Later than 1 year but not later than 5 years	**69,774**	80,078	**32,706**	34,154
Later than 5 years	**14,322**	26,447	**241**	384
	140,039	163,516	**67,873**	65,473

41. Cash and cash equivalents

Cash equivalents are highly liquid assets that are subject to an insignificant risk of changes in value and are readily convertible into known amounts of cash. In the consolidated cash flow statement, cash and cash equivalents comprise the following:

	The Group	
	2006	2005
	$'000	$'000
Cash, balances and placements with central banks	**16,301,355**	11,925,148
Singapore Government treasury bills and securities	**7,071,612**	6,883,521
Other government treasury bills and securities	**2,357,000**	2,088,563
	25,729,967	20,897,232

42. Related party transactions

Related parties cover the Group's subsidiaries, associates and their subsidiaries, and key management personnel and their related parties.

Key management personnel refer to the Bank's directors and members of its Management Executive Committee. Parties related to key management personnel include:

- their close family members
- companies that are majority-owned by them or their family members
- companies or firms in which they or their family members control or exercise significant influence over the board of directors
- individuals, companies or firms whose credit facilities are guaranteed by them
- companies (other than those reported under subsidiaries and associates of the Group) in which they hold directorship

All related party transactions entered into by the Bank and the Group are made in the ordinary course of their business. In addition to the information shown elsewhere in the financial statements, other related party transactions that may be of interest are as follows:

(a)

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Interest income				
Subsidiaries	**–**	–	**75,475**	49,800
Associates	**15,804**	8,060	**15,804**	8,060
Interest expense				
Subsidiaries	**–**	–	**100,001**	53,488
Associates	**15,214**	5,371	**15,043**	4,776
Rental income				
Subsidiaries	**–**	–	**2,218**	2,025
Associates	**6,528**	6,454	**4,660**	4,660
Rental expense				
Subsidiaries	**–**	–	**13,401**	13,990
Associates	**985**	2,722	**536**	2,293
Fee and commission and other income				
Subsidiaries	**–**	–	**36,835**	36,367
Associates	**9,844**	7,653	**557**	597
Placements, loans and advances				
Subsidiaries	**–**	–	**659,777**	2,056,019
Associates	**484,151**	398,646	**481,822**	396,841
Key management personnel and their related parties	**1,371,836**	1,450,928	**1,371,836**	1,450,928

42. Related party transactions (cont'd)

(a) (cont'd)

	The Group		The Bank	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Deposits				
Subsidiaries	–	–	**3,931,093**	2,448,464
Associates	**568,907**	353,429	**537,246**	348,491
Off-balance sheet credit facilities				
Subsidiaries	–	–	**542,472**	429,228
Associates	**20,407**	21,366	**14,201**	21,366
Key management personnel and their related parties	**203,386**	246,391	**201,975**	243,068

(b) **Compensation of key management personnel**

Short-term employee benefits	**17,909**	16,836	**17,909**	16,836
Other	**541**	347	**541**	347
	18,450	17,183	**18,450**	17,183

43. Segment information

(a) **Business segments**

The Group's businesses are organised into five segments based on the types of products and services that it provides. These segments are Personal Financial Services, Institutional Financial Services, Global Treasury, Asset Management and Other.

Personal Financial Services

Personal Financial Services segment covers Consumer, Privilege and Private Banking. Consumer Banking serves the mass individual customers with a wide range of products and services including deposits, loans, investments, credit and debit cards and life assurance products. Privilege Banking provides an extended range of financial services, including wealth management and trust services to the wealthy and affluent customers. For the sophisticated investors and high networth individuals, Private Banking provides an elevated level of personal services and consultation.

Institutional Financial Services

Institutional Financial Services segment encompasses Commercial Credit, Corporate Banking, Corporate Finance and Capital Markets. Commercial Credit serves the small and medium-sized enterprises. Corporate Banking serves the middle market and large local corporate groups, including non-bank financial institutions. Both Commercial Credit and Corporate Banking provide customers with a broad range of products and services that include current accounts, deposits, lending, asset finance, trade finance, structured finance, cash management and cross-border payments. Corporate Finance serves corporations with services that include initial public offerings, rights issues, and corporate advisory services. Capital Markets specialises in providing solution-based structures to meet clients' financing requirements, as well as in the issue of debt and quasi-debt securities and loan syndications.

Global Treasury

Global Treasury segment provides a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading, futures broking, a full range of gold products, as well as an array of structured products. It is a dominant player in Singapore dollar treasury instruments as well as a provider of banknote services in the region.

Asset Management

Asset Management segment comprises asset management, venture capital management and proprietary investment activities.

Other

Other segment includes property-related activities, insurance businesses and the management of capital funds.

The following business segment information is stated after elimination of inter-segment transactions.

43. Segment information (cont'd)
(a) Business segments (cont'd)

	The Group					
	Personal Financial Services $'million	Institutional Financial Services $'million	Global Treasury $'million	Asset Management $'million	Other $'million	Total $'million
2006						
Total operating income	1,390	1,699	543	306	899	4,837
Less: Segment operating expenses	686	523	217	118	127	1,671
Less: Other impairment charges	74	66	–	37	4	181
Segment profit before amortisation/impairment of intangible assets	630	1,110	326	151	768	2,985
Less: Amortisation of other intangible assets	4	9	–	–	–	13
Segment profit before tax [1]	626	1,101	326	151	768	2,972
Unallocated corporate expenses						(64)
Operating profit after amortisation and impairment charges						2,908
Share of profit of associates						271
Profit before tax						3,179
Tax and minority interests						(609)
Profit attributable to Bank's equity holders						2,570
Segment assets [2]	29,487	50,877	63,362	1,962	9,997	155,685
Intangible assets						
Goodwill	1,174	2,296	403	268	80	4,221
Other	23	50	–	–	–	73
Investment in associates						1,184
Unallocated assets						149
Total assets						161,312
Segment liabilities [2]	53,578	43,761	39,576	56	6,277	143,248
Unallocated liabilities						888
Total liabilities						144,136
Other information:						
Loans to non-bank customers (gross)	29,194	50,186	–	–	–	79,380
Non-performing loans*	712	2,450	–	–	–	3,162
Provision for individual impairment*	194	1,041	–	–	–	1,235
Securities not held for trading (gross)^						
Government and debt securities<	–	1,111	17,381	169	6,021	24,682
Equity securities	–	88	59	1,518	501	2,166
Intangible assets acquired	4	12	3	–	–	19
Capital expenditure	59	71	7	1	10	148
Depreciation of fixed assets	49	55	9	1	28	142

* *Exclude debt securities*
^ *Exclude investment in associates*
< *Include assets pledged*

43. Segment information (cont'd)
(a) Business segments (cont'd)

	The Group					
	Personal Financial Services $'million	Institutional Financial Services $'million	Global Treasury $'million	Asset Management $'million	Other $'million	Total $'million
2005						
Total operating income	1,202	1,589	480	222	268	3,761
Less: Segment operating expenses	557	421	171	88	139	1,376
Less: Other impairment charges	97	134	1	9	(67)	174
Segment profit before amortisation/impairment of intangible assets	548	1,034	308	125	196	2,211
Less: Impairment of goodwill	–	–	–	–	58	58
Less: Amortisation of other intangible assets	1	1	–	–	–	2
Segment profit before tax [1]	547	1,033	308	125	138	2,151
Unallocated corporate expenses						(47)
Operating profit after amortisation and impairment charges						2,104
Share of profit of associates						100
Profit before tax						2,204
Tax and minority interests						(495)
Profit attributable to Bank's equity holders						1,709
Segment assets [2]	26,926	43,263	61,053	1,072	6,802	139,116
Assets held for sale	–	–	–	–	606	606
Intangible assets						
Goodwill	1,168	2,272	398	267	80	4,185
Other	27	58	–	–	–	85
Investment in associates						1,000
Unallocated assets						81
Total assets						145,073
Segment liabilities [2]	49,625	37,452	35,431	80	6,599	129,187
Unallocated liabilities						666
Total liabilities						129,853
Other information:						
Loans to non-bank customers (gross)	26,841	43,005	–	–	–	69,846
Non-performing loans *	968	2,926	–	–	–	3,894
Provision for individual impairment *	263	1,170	–	–	–	1,433
Securities not held for trading (gross) ^						
Government and debt securities <	–	760	12,750	124	4,180	17,814
Equity securities	–	14	90	663	375	1,142
Intangible assets acquired	66	347	55	2	1	471
Capital expenditure	47	50	7	1	4	109
Depreciation of fixed assets	46	53	10	1	30	140

* *Exclude debt securities*
^ *Exclude investment in associates and securities held for sale*
< *Include assets pledged*

43. Segment information (cont'd)

(a) **Business segments** (cont'd)

Note:

[1] Segment profit before tax represents income less operating expenses that is directly attributable or can be allocated on a reasonable basis to a segment. Inter-segment transactions are charged at internal transfer prices, estimated based on costs of products and services provided, and taking into account market prices charged to unaffiliated customers

[2] Segment assets and liabilities comprise operating assets and liabilities that are directly attributable or can be allocated on a reasonable basis to a segment.

(b) **Geographical segments**

The following geographical segment information is based on the location where the transactions and assets are booked, which approximates that based on the location of the customers and assets. The information is stated after elimination of inter-segment transactions.

	The Group					
	Total operating income		**Profit before tax**		**Total assets**	
	2006 $'million	2005 $'million	**2006 $'million**	2005 $'million	**2006 $'million**	2005 $'million
Singapore (include Asian Currency Unit)	**3,198**	2,540	**2,392**	1,756	**105,397**	90,710
Malaysia	**489**	417	**314**	189	**13,379**	13,987
Thailand	**400**	372	**55**	53	**8,042**	7,912
Other ASEAN countries	**295**	83	**127**	24	**4,249**	3,970
	1,184	872	**496**	266	**25,670**	25,869
Other Asia-Pacific countries	**187**	166	**115**	108	**15,236**	16,255
Rest of the world	**268**	183	**189**	134	**10,716**	7,369
	4,837	3,761	**3,192**	2,264	**157,019**	140,303
Intangible assets	**–**	–	**(13)**	(60)	**4,293**	4,270
	4,837	3,761	**3,179**	2,204	**161,312**	145,073

44. Financial risk management

The Group's business activities involve the use of financial instruments, including derivatives. These activities expose the Group to a variety of financial risks, mainly credit risk, foreign exchange risk, interest rate risk and liquidity risk.

Managing financial risks is an integral part of the Group's business. It is carried out centrally by the various specialist committees of the Group under delegated authority from the Board of Directors. These various specialist committees formulate, review and approve policies and limits on monitoring and managing risk exposures under their respective supervision. The major policy decisions and proposals approved by these committees are subject to review by the Executive Committee.

The Risk Management sector assumes the independent oversight of risk undertaken by the Group, and takes the lead in the formulation and approval of risk policy, controls and processes. The Middle Office enforces Global Treasury's compliance with trading policies and limits. This is further enhanced by the periodic risk assessment audit carried out by the Group Audit.

44. Financial risk management (cont'd)
The main financial risks that the Group is exposed to and how they are being managed are set out below:

(a) **Credit risk**
Credit risk is defined as the potential loss arising from any failure by a borrower or a counterparty to fulfil its financial obligations as and when they fall due. Credit risk is inherent in lending, trade finance, investments, treasury activities and other credit-related activities undertaken by the Group.

The Credit Committee, under delegated authority from the Board of Directors, deals with all credit as well as country/transfer risk matters, including approval of credit applications, and the periodic review of existing credit facilities.

Exposure to credit risk is managed through a robust credit structuring, underwriting, and monitoring process to ensure credit quality, timely recognition of asset impairment and recovery action, as well as the avoidance of undue concentration. Group-wide credit risk policies and guidelines are in place to ensure a consistent credit risk management framework is applied throughout the organisation.

To address the risks arising from credit concentration, the Group has in place various policies and procedures to identify, measure, monitor and control these exposures. A rigorous process is established to regularly review and report asset concentrations and portfolio quality so that risks are adequately assessed, properly approved and monitored. Note 29c analyses the Group's total gross loans to non-bank customers by industry classification as at the balance sheet date.

Country risk is defined as exposures to a loss in cross-border lending, caused by events in a particular country. Cross border limits are in place for the avoidance of undue concentration to any single country. Such limits are established based on a country's rating, the bank's historical presence and major focus of business activities in those countries and each country's economic potential as measured by its GDP.

(i) Cross-border exposure above 1% of total assets

	The Group					
	Banks $'million	Non-Banks $'million	Central Banks and Government $'million	Investments $'million	Total $'million	% of Total Assets
2006						
United States	**2,346**	**43**	–	**4,408**	**6,797**	**4.2**
United Kingdom	**4,699**	**292**	–	**998**	**5,989**	**3.7**
Germany	**3,598**	**223**	**200**	**157**	**4,178**	**2.6**
France	**2,095**	**148**	–	**732**	**2,975**	**1.8**
South Korea	**1,591**	**30**	–	**1,107**	**2,728**	**1.7**
Netherlands	**1,072**	**95**	–	**784**	**1,951**	**1.2**
Hong Kong	**750**	**441**	–	**599**	**1,790**	**1.1**
Australia	**371**	**149**	–	**1,176**	**1,696**	**1.1**
2005						
United Kingdom	5,404	149	–	342	5,895	4.1
France	4,853	61	–	213	5,127	3.5
United States	1,487	10	–	2,176	3,673	2.5
Germany	3,095	94	4	104	3,297	2.3
Italy	2,236	55	–	31	2,322	1.6
Taiwan	1,818	124	–	211	2,153	1.5
Malaysia	1,484	159	39	381	2,063	1.4
South Korea	1,381	9	–	661	2,051	1.4
Hong Kong	1,260	329	–	120	1,709	1.2
India	1,427	*	–	169	1,596	1.1
Belgium	1,450	10	–	1	1,461	1.0

* *Less than $500,000*

44. Financial risk management (cont'd)

(a) **Credit risk** (cont'd)

(ii) Total non-performing loans and debt securities analysed by geographical sector

	The Group			
	2006		2005	
	Non-performing loans and debt securities $'million	**Individual impairment $'million**	Non-performing loans and debt securities $'million	Individual impairment $'million
Singapore	**1,346**	**403**	1,955	609
Regional Countries				
Malaysia	**594**	**159**	651	207
Indonesia	**115**	**46**	101	55
Philippines	**182**	**97**	180	70
Thailand	**823**	**520**	906	481
	1,714	**822**	1,838	813
Greater China	**19**	**3**	64	10
Other	**86**	**9**	74	12
	3,165	**1,237**	3,931	1,444

(iii) Total non-performing loans and debt securities analysed by industry

	The Group			
	2006		2005	
	Non-performing loans and debt securities $'million	**Individual impairment $'million**	Non-performing loans and debt securities $'million	Individual impairment $'million
Transport, storage and communication	**70**	**41**	79	31
Building and construction	**428**	**141**	566	182
Manufacturing	**786**	**392**	834	410
Non-bank financial institutions	**398**	**117**	562	150
General commerce	**652**	**290**	770	332
Professionals and private individuals	**408**	**165**	578	214
Housing loans	**304**	**29**	390	49
Other	**119**	**62**	152	66
	3,165	**1,237**	3,931	1,444

44. Financial risk management (cont'd)

(a) **Credit risk** (cont'd)

(iv) Total secured non-performing loans and debt securities analysed by collateral type

	The Group					
	2006			2005		
	Properties $'million	**Other $'million**	**Total $'million**	Properties $'million	Other $'million	Total $'million
Singapore	**740**	**31**	**771**	1,139	41	1,180
Regional Countries	**796**	**87**	**883**	841	103	944
Greater China	**14**	**–**	**14**	42	–	42
Other	**42**	**2**	**44**	61	1	62
	1,592	**120**	**1,712**	2,083	145	2,228

(v) Non-performing loans restructured during the financial year

	The Group	
	2006 $'million	2005 $'million
Substandard	**45**	141
Doubtful	**1**	1
Loss	**3**	10
	49	152

(vi) Total non-performing loans and debt securities analysed by period overdue

	The Group	
	2006 $'million	2005 $'million
Current	**270**	286
≤ 90 days	**281**	380
Between 91 and 180 days	**333**	459
≥ 181 days	**2,281**	2,806
	3,165	3,931

(b) **Foreign exchange risk**

Foreign exchange risk is the risk to earnings and value of foreign currency assets, liabilities and financial derivatives caused by fluctuations in foreign exchange rates.

The Group's foreign exchange exposures comprise trading, non-trading and structural foreign exchange exposures. Foreign exchange non-trading exposures are principally derived from customer businesses. Structural foreign currency exposures are represented by the net asset values of its overseas branches, share of the net asset values of its overseas subsidiaries and associates, and long-term investment in overseas properties. The Group utilises mainly foreign currency forwards and swaps to hedge its foreign exchange exposures. Where possible, foreign investments are funded in the functional currencies of the respective locations to mitigate structural foreign currency exposures.

Foreign exchange risk is managed through risk limits and policies approved by the Asset Liability Committee. These limits and policies, such as exposure by currency and total overnight and intra-day positions, are independently monitored by Middle Office.

44. Financial risk management (cont'd)

(b) Foreign exchange risk

(i) The following table sets out the Group's assets, liabilities and financial derivatives by currency as at the balance sheet date. The off-balance sheet gap represents the net contract or notional amount of derivatives which is used principally to reduce the Group's exposure to foreign exchange rate movements:

	The Group						
	Singapore dollar $'million	**US dollar $'million**	**Malaysian ringgit $'million**	**Thai baht $'million**	**Indonesian rupiah $'million**	**Other $'million**	**Total $'million**
2006							
Cash, balances and placements with central banks	12,606	26	1,921	293	699	756	16,301
Securities^	9,968	9,257	665	435	98	6,858	27,281
Placements and balances with banks and agents^	2,343	11,852	1,125	48	15	9,143	24,526
Loans to non-bank customers	40,148	12,623	8,368	6,182	2,140	7,246	76,707
Investment in associates	1,085	16	76	6	–	1	1,184
Intangible assets	3,181	–	–	725	387	–	4,293
Other	6,075	959	527	906	96	1,493	10,056
	75,406	34,733	12,682	8,595	3,435	25,497	160,348
Assets of SPE *							964
Total assets							161,312
Deposits and balances of non-bank customers	55,714	14,748	9,129	6,594	2,043	7,350	95,578
Deposits and balances of banks and agents, and bills and drafts payable	4,754	15,739	1,748	227	153	11,069	33,690
Debts issued	2,325	3,299	–	110	51	8	5,793
Other	4,242	1,166	663	125	60	1,845	8,101
	67,035	34,952	11,540	7,056	2,307	20,272	143,162
Liabilities of SPE *							974
Total liabilities							144,136
On-balance sheet open position	8,371	(219)	1,142	1,539	1,128	5,225	
Off-balance sheet open position	3,241	(2,087)	94	264	(6)	(1,506)	
Net open position	11,612	(2,306)	1,236	1,803	1,122	3,719	
Of which:							
Net structural position	–	75	1,297	1,562	864	337	

^ *Include assets pledged*

* *After elimination of inter-company balances*

44. Financial risk management (cont'd)
(b) Foreign exchange risk (cont'd)

	The Group						
	Singapore dollar $'million	US dollar $'million	Malaysian ringgit $'million	Thai baht $'million	Indonesian rupiah $'million	Other $'million	Total $'million
2005							
Cash, balances and placements with central banks	6,731	42	2,551	318	344	1,939	11,925
Securities^	8,369	6,369	454	349	430	3,521	19,492
Placements and balances with banks and agents^	2,474	18,244	2,496	3	19	8,110	31,346
Loans to non-bank customers^	38,079	9,598	6,770	5,747	1,824	4,957	66,975
Investment in associates	908	15	71	5	–	1	1,000
Intangible assets	3,182	–	–	700	388	–	4,270
Other	4,988	939	440	819	91	1,655	8,932
	64,731	35,207	12,782	7,941	3,096	20,183	143,940
Assets of SPE *							1,133
Total assets							145,073
Deposits and balances of non-bank customers	47,474	12,236	8,946	6,245	2,066	8,574	85,541
Deposits and balances of banks and agents, and bills and drafts payable	6,186	15,015	1,020	281	77	6,905	29,484
Debts issued	2,378	3,619	–	218	49	6	6,270
Other	4,242	1,014	868	22	55	1,250	7,451
	60,280	31,884	10,834	6,766	2,247	16,735	128,746
Liabilities of SPE *							1,107
Total liabilities							129,853
On-balance sheet open position	4,451	3,323	1,948	1,175	849	3,448	
Off-balance sheet open position	4,556	(565)	(567)	455	(30)	(3,849)	
Net open position	9,007	2,758	1,381	1,630	819	(401)	
Of which:							
Net structural position	–	19	969	1,199	580	186	

^ *Include assets pledged*
* *After elimination of inter-company balances*

44. **Financial risk management** (cont'd)

(b) **Foreign exchange risk** (cont'd)

(ii) The structural currency exposures of the Group as at the balance sheet date are as follows:

	The Group		
	Structural currency exposure $'million	**Exposure hedged $'million**	**Net structural currency exposure $'million**
2006			
Australian dollar	**158**	**144**	**14**
Hong Kong dollar	**312**	**202**	**110**
Indonesian rupiah	**864**	**–**	**864**
Malaysian ringgit	**1,297**	**–**	**1,297**
Thai baht	**1,561**	**(1)**	**1,562**
US dollar	**789**	**714**	**75**
Other	**438**	**225**	**213**
	5,419	**1,284**	**4,135**
2005			
Australian dollar	176	147	29
Hong Kong dollar	64	57	7
Indonesian rupiah	580	–	580
Malaysian ringgit	969	–	969
Thai baht	1,182	(17)	1,199
US dollar	575	556	19
Other	334	184	150
	3,880	927	2,953

44. Financial risk management (cont'd)

(c) Interest rate risk

Interest rate risk is the risk to earnings and economic value of the Group caused by fluctuations in interest rates.

Interest rate exposure arises from differences in the maturity and repricing dates of assets, liabilities and off-balance sheet items. These mismatches are actively monitored and managed as part of the overall interest rate risk management process which is conducted in accordance with the Group's policies as approved by the Asset Liability Committee.

(i) The table below summarises the effective average interest rate of the financial assets and liabilities as at the balance sheet date by major currency:

	The Group				
	Singapore dollar %	US dollar %	Malaysian ringgit %	Thai baht %	Indonesian rupiah %
2006					
Assets					
Placements with central banks	**3.41**	**1.38**	**3.59**	**4.95**	**10.93**
Placements and balances with banks and agents	**3.41**	**5.19**	**3.62**	**4.93**	**8.77**
Loans to non-bank customers	**4.66**	**6.48**	**6.46**	**7.14**	**15.47**
Securities	**3.32**	**5.34**	**4.33**	**3.45**	**12.32**
Liabilities					
Deposits of non-bank customers	**2.39**	**4.29**	**3.20**	**3.09**	**7.46**
Deposits and balances of banks and agents and debts issued	**3.89**	**5.31**	**3.52**	**3.69**	**9.25**
2005					
Assets					
Placements with central banks	2.60	0.54	3.52	3.95	4.55
Placements and balances with banks and agents	3.19	4.30	2.98	0.86	10.77
Loans to non-bank customers	4.20	5.25	6.48	6.17	13.88
Securities	2.85	5.40	3.82	2.23	8.84
Liabilities					
Deposits of non-bank customers	1.65	3.40	3.12	1.32	6.00
Deposits and balances of banks and agents and debts issued	2.94	4.50	2.84	4.00	9.67

44. Financial risk management (cont'd)

(c) Interest rate risk (cont'd)

(ii) The table below shows the interest rate sensitivity gap by time band based on the earlier of contractual repricing date and maturity date. Actual repricing dates may differ from contractual dates due to prepayment of loans or early withdrawal of deposits.

	The Group									
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	Non-interest bearing $'million	Total banking book $'million	Trading book $'million	Total $'million
2006										
Cash, balances and placements with central banks	2,448	3,725	2,314	3,617	–	–	2,504	14,608	1,693	16,301
Securities^	78	2,674	5,792	3,946	3,410	8,034	1,987	25,921	1,360	27,281
Placements and balances with banks and agents^	4,712	8,034	8,691	2,415	77	1	244	24,174	352	24,526
Loans to non-bank customers	18,452	25,388	13,193	9,517	5,519	1,608	3,022	76,699	8	76,707
Investment in associates	–	–	–	–	–	–	1,184	1,184	–	1,184
Intangible assets	–	–	–	–	–	–	4,293	4,293	–	4,293
Other	–	–	–	–	–	–	8,711	8,711	1,345	10,056
	25,690	39,821	29,990	19,495	9,006	9,643	21,945	155,590	4,758	160,348
Assets of SPE *										964
Total assets										161,312
Deposits and balances of non-bank customers	32,599	24,202	12,496	15,084	1,622	949	7,912	94,864	714	95,578
Deposits and balances of banks and agents, and bills and drafts payable	7,565	14,010	7,248	1,940	11	9	1,986	32,769	921	33,590
Debts issued	47	117	211	207	21	5,365	(175)	5,793	–	5,793
Other	–	–	–	–	–	–	7,490	7,490	611	8,101
Internal funding of trading book	(2,455)	–	–	–	–	–	–	(2,455)	2,455	–
	37,756	38,329	19,955	17,231	1,654	6,323	17,213	138,461	4,701	143,162
Liabilities of SPE *										974
Total liabilities										144,136
Equity attributable to										
Equity holders of the Bank	–	–	–	–	–	–	16,744	16,744	57	16,801
Minority interests	–	–	–	–	–	–	385	385	–	385
SPE *										(10)
Total equity										17,176
Total liabilities and equity										161,312
Net on-balance sheet position	(12,066)	1,492	10,035	2,264	7,352	3,320	(12,397)	–	–	
Net off-balance sheet position	(1,300)	(1,852)	(2,458)	3,256	2,816	(462)	–	–	–	
Net interest rate sensitivity gap	(13,366)	(360)	7,577	5,520	10,168	2,858	(12,397)	–	–	

^ *Include assets pledged*
* *After elimination of inter-company balances*

44. Financial risk management (cont'd)
(c) Interest rate risk (cont'd)

	The Group									
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	Non-interest bearing $'million	Total banking book $'million	Trading book $'million	Total $'million
2005										
Cash, balances and placements with central banks	356	262	772	399	–	–	3,272	5,061	6,864	11,925
Securities^	339	2,307	4,161	3,111	1,931	4,871	1,038	17,758	1,734	19,492
Placements and balances with banks and agents^	4,002	6,619	5,455	7,362	45	–	186	23,669	7,677	31,346
Loans to non-bank customers^	27,514	10,938	11,785	8,936	3,650	1,286	2,560	66,669	306	66,975
Investment in associates	–	–	–	–	–	–	1,000	1,000	–	1,000
Intangible assets	–	–	–	–	–	–	4,270	4,270	–	4,270
Other	–	–	–	–	–	–	8,405	8,405	527	8,932
	32,211	20,126	22,173	19,808	5,626	6,157	20,731	126,832	17,108	143,940
Assets of SPE *										1,133
Total assets										145,073
Deposits and balances of non-bank customers	29,896	19,695	12,781	12,601	1,169	1,186	6,689	84,017	1,524	85,541
Deposits and balances of banks and agents, and bills and drafts payable	4,026	6,710	3,228	1,986	–	–	1,241	17,191	12,293	29,484
Debts issued	19	163	282	168	3	5,773	(138)	6,270	–	6,270
Other	–	–	–	–	–	–	7,005	7,005	446	7,451
Internal funding of trading book	(2,845)	–	–	–	–	–	–	(2,845)	2,845	–
	31,096	26,568	16,291	14,755	1,172	6,959	14,797	111,638	17,108	128,746
Liabilities of SPE *										1,107
Total liabilities										129,853
Equity attributable to										
Equity holders of the Bank	–	–	–	–	–	–	14,903	14,903	–	14,903
Minority interests	–	–	–	–	–	–	291	291	–	291
SPE *										26
Total equity										15,220
Total liabilities and equity										145,073
Net on-balance sheet position	1,115	(6,442)	5,882	5,053	4,454	(802)	(9,260)	–	–	
Net off-balance sheet position	(2,152)	(1,428)	(3,287)	1,935	920	4,012	–	–	–	
Net interest rate sensitivity gap	(1,037)	(7,870)	2,595	6,988	5,374	3,210	(9,260)	–	–	

^ *Include assets pledged*
* *After elimination of inter-company balances*

44. Financial risk management (cont'd)

(d) **Liquidity risk**

Liquidity risk is the risk that the Group is unable to meet its financial obligations as and when they fall due, such as upon maturity of deposits and draw-down of loans.

The Group manages liquidity risk in accordance with the liquidity framework, comprising liquidity policies, controls and limits approved by the Asset Liability Committee. The main objectives are honouring all cash outflow commitments on an on-going basis, satisfying statutory liquidity and reserve requirements, and avoiding raising funds at market premiums or through forced sale of assets. These controls and policies include setting of cash flow mismatch limits, monitoring of liquidity early warning indicators, stress test analysis of cash flows in liquidity crisis scenarios and establishment of a comprehensive contingency funding plan. The Group is also required by the respective local regulators to maintain a certain percentage of its liability base in the form of cash and other liquid assets as a buffer against unforeseen liquidity requirements.

The following table shows the maturity analysis of the Group's assets and liabilities based on contractual terms:

	The Group							
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	Non-specific maturity $'million	Total $'million
2006								
Cash, balances and placements with central banks	5,163	3,922	3,467	3,749	–	–	–	16,301
Securities^	124	1,592	3,536	4,378	4,454	11,189	2,008	27,281
Placements and balances with banks and agents^	6,633	8,217	6,804	2,412	269	195	(4)	24,526
Loans to non-bank customers	9,671	9,077	9,842	8,793	8,214	29,492	1,618	76,707
Investment in associates	–	–	–	–	–	–	1,184	1,184
Intangible assets	–	–	–	–	–	–	4,293	4,293
Other	167	283	250	227	203	570	8,356	10,056
	21,758	23,091	23,899	19,559	13,140	41,446	17,455	160,348
Assets of SPE *								964
Total assets								161,312
Deposits and balances of non-bank customers	41,288	23,684	12,162	14,372	1,548	2,245	279	95,578
Deposits and balances of banks and agents, and bills and drafts payable	8,411	14,470	8,223	2,303	54	12	217	33,690
Debts issued	47	4	10	76	163	5,668	(175)	5,793
Other	182	170	99	111	9	14	7,516	8,101
	49,928	38,328	20,494	16,862	1,774	7,939	7,837	143,162
Liabilities of SPE *								974
Total liabilities								144,136
Equity attributable to								
Equity holders of the Bank	–	–	–	–	–	–	16,801	16,801
Minority interests	–	–	–	–	–	–	385	385
SPE *								(10)
Total equity								17,176
Total liabilities and equity								161,312
Net maturity mismatch	(28,170)	(15,237)	3,405	2,697	11,366	33,507	(7,568)	

^ *Include assets pledged*

* *After elimination of inter-company balances*

44. Financial risk management (cont'd)
(d) **Liquidity risk** (cont'd)

	The Group							
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	Non-specific maturity $'million	Total $'million
2005								
Cash, balances and placements with central banks	4,252	2,085	4,797	791	–	–	–	11,925
Securities^	720	1,492	2,874	3,388	2,536	7,218	1,264	19,492
Placements and balances with banks and agents^	7,766	8,110	5,118	9,848	437	–	67	31,346
Loans to non-bank customers^	9,718	5,595	10,486	8,219	7,173	23,490	2,294	66,975
Investment in associates	–	–	–	–	–	–	1,000	1,000
Intangible assets	–	–	–	–	–	–	4,270	4,270
Other	114	103	174	122	113	145	8,161	8,932
	22,570	17,385	23,449	22,368	10,259	30,853	17,056	143,940
Assets of SPE *								1,133
Total assets								145,073
Deposits and balances of non-bank customers	37,091	18,736	13,718	12,498	1,167	2,017	314	85,541
Deposits and balances of banks and agents, and bills and drafts payable	7,405	12,542	5,360	4,096	–	5	76	29,484
Debts issued	–	61	7	76	111	6,153	(138)	6,270
Other	109	132	88	102	6	8	7,006	7,451
	44,605	31,471	19,173	16,772	1,284	8,183	7,258	128,746
Liabilities of SPE *								1,107
Total liabilities								129,853
Equity attributable to								
Equity holders of the Bank	–	–	–	–	–	–	14,903	14,903
Minority interests	–	–	–	–	–	–	291	291
SPE *								26
Total equity								15,220
Total liabilities and equity								145,073
Net maturity mismatch	(22,035)	(14,086)	4,276	5,596	8,975	22,670	(5,396)	

^ *Include assets pledged*
* *After elimination of inter-company balances*

The contractual maturity profile often does not reflect the actual behavioural patterns. In particular, the Group has a significant amount of "core deposits" of non-bank customers which are contractually at call (included in the "Up to 7 days" time band) but historically a stable source of long-term funding for the Group.

In addition to the above, the Group is also subject to liquidity requirements to support calls under outstanding contingent liabilities and undrawn credit facility commitments as disclosed in Notes 38 and 40. The total outstanding contractual amounts do not represent future cash requirements since the Group expects many of these contingent liabilities and commitments (such as direct credit substitutes and undrawn credit facilities) to expire without being called or drawn upon, and many of the contingent liabilities (such as letters of credit) are reimbursable by customers.

45. Fair values of financial instruments

The table below shows the fair value of financial assets and financial liabilities at the balance sheet date. As assumptions were made regarding risk characteristics of the financial instruments, discount rates and future expected loss, charges in these assumptions could materially affect the resulting fair value estimates.

	The Group		The Bank	
	Carrying amount $'000	Fair value $'000	Carrying amount $'000	Fair value $'000
2006				
Financial assets				
Cash, balances and placements ^	**40,832,651**	**40,832,651**	**36,962,501**	**36,962,501**
Government securities ^	**9,990,316**	**9,990,316**	**9,225,953**	**9,225,953**
Trading securities	**483,500**	**483,500**	**106,273**	**106,273**
Loans to non-bank customers	**76,874,585**	**76,874,585**	**59,085,821**	**59,085,821**
Investment securities	**17,606,894**	**17,601,161**	**15,881,084**	**15,875,351**
Derivative financial assets	**3,911,064**	**3,911,064**	**3,826,478**	**3,826,478**
	149,699,010	**149,693,277**	**125,088,110**	**125,082,377**
Financial liabilities				
Deposits and balances of banks, non-bank customers and subsidiaries	**129,000,263**	**129,000,263**	**110,210,596**	**110,210,596**
Bills and drafts payable	**388,262**	**388,262**	**150,055**	**150,055**
Debts issued	**6,596,064**	**6,755,243**	**6,398,869**	**6,560,006**
Derivative financial liabilities	**3,912,065**	**3,912,065**	**3,773,518**	**3,773,518**
	139,896,654	**140,055,833**	**120,533,038**	**120,694,175**
2005				
Financial assets				
Cash, balances and placements ^	43,270,867	43,270,867	38,751,516	38,751,516
Government securities ^	9,584,827	9,584,827	8,844,788	8,844,788
Trading securities	624,887	624,887	228,461	228,461
Loans to non-bank customers ^	67,142,153	67,142,153	51,274,865	51,274,865
Investment securities	10,122,392	10,122,392	8,664,671	8,664,671
Derivative financial assets	3,640,632	3,640,632	3,609,187	3,609,187
	134,385,758	134,385,758	111,373,488	111,373,488
Financial liabilities				
Deposits and balances of banks, non-bank customers and subsidiaries	114,958,291	114,958,291	96,889,767	96,889,767
Bills and drafts payable	303,181	303,181	93,493	93,493
Debts issued	7,108,290	7,272,792	6,833,994	6,994,362
Derivative financial liabilities	3,775,894	3,775,894	3,706,279	3,706,279
	126,145,656	126,310,158	107,523,533	107,683,901

^ *Include assets pledged*

45. Fair values of financial instruments (cont'd)

Fair values of government securities, trading securities, investment securities and certain financial derivatives, such as exchange-traded futures and options, are determined based on prices quoted in the market or by the brokers/issuers.

Fair values of placements and deposits held for trading and other financial derivatives, such as foreign exchange contracts, interest rate forwards and interest rate swaps are established using valuation techniques commonly used by market participants, including discounted cash flow method, and based on assumptions and data observable in the market. As at 31 December 2006, fair value of financial assets amounting to $3,757 million (2005: $17,890 million) and $3,882 million (2005: $16,372 million), and fair value of financial liabilities amounting to $4,155 million (2005: $16,366 million) and $4,225 million (2005: $16,149 million), for the Bank and the Group respectively were estimated based on valuation techniques.

Fair values of cash, balances and placements, loans to non-bank customers, deposits and bills and drafts payable measured at amortised costs were deemed approximation of their carrying amounts due to their short-term nature or frequent repricing.

Fair value information for non-financial assets and liabilities is excluded as they do not fall within the scope of FRS32. These include investment in associates, investment in subsidiaries, fixed assets, long-term relationships with customers, franchise and other intangibles, which are integral to the full assessment of the Bank's and the Group's financial positions and net asset values.

46. Subsidiaries

The subsidiaries of the Group as at the balance sheet date are as follows:

Name of subsidiary	Country of incorporation and place of business	Percentage of paid-up capital held by The Bank 2006 %	The Bank 2005 %	Subsidiaries 2006 %	Subsidiaries 2005 %	Carrying amount of Bank's investment 2006 $'000	2005 $'000
Commercial Banking							
United Overseas Bank (Thai) Public Company Limited [1]	Thailand	**99.6**	98	**–**	–	**1,845,915**	1,820,642
Far Eastern Bank Limited	Singapore	**78**	78	**–**	–	**39,083**	39,083
PT Bank UOB Indonesia [1]	Indonesia	**99**	99	**–**	–	**128,307**	48,462
United Overseas Bank (Malaysia) Bhd [1]	Malaysia	**45**	45	**55**	55	**123,731**	123,731
United Overseas Bank Philippines [1]	Philippines	**100**	100	**–**	–	**#**	#
Overseas Union Bank Limited [2] **	Singapore	**100**	100	**–**	–	**–**	–
PT Bank Buana Indonesia Tbk. *(renamed to PT Bank UOB Buana Tbk. on 28 February 2007)* [1]	Indonesia	**–**	–	**61**	61	**–**	–
Merchant Banking							
UOB Asia (Hong Kong) Limited [1]	Hong Kong S.A.R.	**50**	50	**50**	50	**10,494**	11,587
UOB Asia Limited	Singapore	**100**	100	**–**	–	**9,747**	9,747
UOB Australia Limited [1]	Australia	**100**	100	**–**	–	**10,865**	10,865
Leasing							
UOB Leasing (Thai) Co., Ltd. [1]	Thailand	**–**	–	**100**	100	**–**	–
UOB Credit Bhd. *(formerly known as OUB Credit Bhd)* [1]	Malaysia	**–**	–	**100**	100	**–**	–
Insurance							
PT UOB Life-Sun Assurance [1]	Indonesia	**–**	–	**80**	80	**–**	–
United Overseas Insurance Limited	Singapore	**58**	58	**–**	–	**15,268**	15,268
UOB Insurance (H.K.) Limited [1]	Hong Kong S.A.R.	**–**	–	**100**	100	**–**	–
UOB Life Assurance Limited	Singapore	**97**	97	**3**	3	**141,309**	143,856
Investment							
Chung Khiaw Bank (Malaysia) Bhd [1]	Malaysia	**100**	100	**–**	–	**152,403**	152,403
UOB.com Pte. Ltd. *(formerly known as OUB.com Pte Ltd)*	Singapore	**100**	100	**–**	–	**998**	18,020
Overseas Union Holdings (Aust) Pty Limited *(under voluntary liquidation)*	Australia	**–**	–	**100**	100	**–**	–
UOB Holdings Private Limited *(formerly known as Overseas Union Holdings Private Limited)*	Singapore	**100**	100	**–**	–	**119,702**	196,323

46. Subsidiaries (cont'd)

Name of subsidiary	Country of incorporation and place of business	Percentage of paid-up capital held by The Bank 2006 %	The Bank 2005 %	Subsidiaries 2006 %	Subsidiaries 2005 %	Carrying amount of Bank's investment 2006 $'000	2005 $'000
Investment (cont'd)							
UOB Capital Investments Pte Ltd	Singapore	**100**	100	–	–	**120,000**	113,000
UOB Capital Management Pte Ltd	Singapore	**100**	100	–	–	**30,003**	29,939
UOB Equity Holdings (Pte) Ltd	Singapore	**100**	100	–	–	**9,600**	9,600
UOB Finance (H.K.) Limited [1]	Hong Kong S.A.R.	**100**	100	–	–	**167,226**	21,450
UOB Holdings (USA) Inc. [2]	United States of America	**100**	100	–	–	**12,026**	12,026
UOB Realty (H.K.) Limited [1]	Hong Kong S.A.R.	–	–	**100**	100	–	–
UOB Venture Management (Shanghai) Co., Ltd [3]	People's Republic of China	–	–	**100**	100	–	–
CKB (2000) Limited [2] **	Singapore	**100**	100	–	–	–	–
UOB Trust Limited *(formerly known as Overseas Union Trust Limited)* [2] **	Singapore	**100**	100	–	–	**10**	10
United Overseas Finance (Malaysia) Bhd. [1] **	Malaysia	–	–	**100**	100	–	–
UOB International Investment Private Limited	Singapore	**100**	100	–	–	**654,000**	604,000
UOF (2000) Limited [2] **	Singapore	**100**	100	–	–	**10**	10
UOB Cayman I Limited [2]	Cayman Islands	**100**	100	–	–	**81**	*
UOB Radanasin Public Company Limited *(formerly known as UOB Radanasin Bank Public Company Limited – under voluntary liquidation)*	Thailand	–	–	**100**	100	–	–
ICB (2002) Limited [2] **	Singapore	**100**	100	–	–	–	–
UOB (2006) Bhd. *(formerly known as Overseas Union Bank (Malaysia) Berhad)* [1] **	Malaysia	–	–	**100**	100	–	–
Trustee/Investment Management							
Asia Select Management Pte Limited [2]	Cayman Islands	–	–	**51**	–	–	–
UOB Asset Management (Thai) Co., Ltd. [1]	Thailand	–	–	**100**	100	–	–
United Overseas Bank Trustee Limited	Singapore	**20**	20	**80**	80	**527**	1,436
UOBT (2003) Limited *(under voluntary liquidation)*	Singapore	**20**	20	**80**	80	–	100
UOB Asset Management Ltd	Singapore	**100**	100	–	–	**2,000**	2,000
UOB Bioventures Management Pte Ltd	Singapore	–	–	**100**	100	–	–
UOB Capital Partners LLC [2]	United States of America	–	–	**70**	70	–	–

46. Subsidiaries (cont'd)

Name of subsidiary	Country of incorporation and place of business	Percentage of paid-up capital held by The Bank 2006 %	The Bank 2005 %	Subsidiaries 2006 %	Subsidiaries 2005 %	Carrying amount of Bank's investment 2006 $'000	2005 $'000
Trustee/Investment Management (cont'd)							
UOBGC General Partners Limited [2]	United Kingdom	–	–	**100**	100	–	–
UOB Global Capital (Dublin) Ltd [2]	Ireland	–	–	**100**	100	–	–
UOB Global Capital LLC [2]	United States of America	–	–	**70**	70	–	–
UOB Global Capital Private Limited	Singapore	**70**	70	–	–	**315**	277
UOB Global Equity Sales LLC [2]	United States of America	–	–	**100**	100	–	–
UOB Global Capital SARL [2]	France	–	–	**100**	100	–	–
UOB Hermes Asia Management Pte Limited	Singapore	–	–	**60**	60	–	–
UOB IL&FS Management Limited [2]	Mauritius	–	–	**51**	–	–	–
UOB Investment Advisor (Taiwan) Ltd [1]	Taiwan	–	–	**100**	100	–	–
UOB Venture Management Private Limited	Singapore	**100**	100	–	–	**250**	250
UOB-OSK Asset Management Sdn. Bhd. [1]	Malaysia	–	–	**70**	70	–	–
UOB Trustee (Malaysia) Bhd. [1]	Malaysia	–	–	**100**	100	–	–
Nominee Services							
Chung Khiaw Nominees (H.K.) Limited [1]	Hong Kong S.A.R.	**100**	100	–	–	**2**	2
Far Eastern Bank Nominees (Private) Limited [2]	Singapore	–	–	**100**	100	–	–
Mandarin Nominees Pte Ltd [2]	Singapore	–	–	**100**	100	–	–
UOB 2006 Nominees (Asing) Sdn. Bhd. *(formerly known as OUB Nominees (Asing) Sdn Bhd)* [1]	Malaysia	–	–	**100**	100	–	–
UOB 2006 Nominees (Tempatan) Sdn. Bhd. *(formerly known as OUB Nominees (Tempatan) Sdn Bhd)* [1]	Malaysia	–	–	**100**	100	–	–
UOB Nominees (2006) Private Limited *(formerly known as Overseas Union Bank Nominees (Private) Limited)* [2]	Singapore	**100**	100	–	–	**192**	192
UOB Nominees (2006) H.K. Limited *(formerly known as Overseas Union Nominees (H.K.) Limited)* [1]	Hong Kong S.A.R.	**100**	100	–	–	**4**	4
Overseas Union Trust (Nominees) Pte Ltd *(under voluntary liquidation)*	Singapore	**100**	100	–	–	–	10
Tye Hua Nominees Private Limited [2]	Singapore	**100**	100	–	–	**10**	10
United Merchant Bank Nominees (Pte) Ltd [2]	Singapore	–	–	**100**	100	–	–
United Overseas Bank Nominees (H.K.) Limited [1]	Hong Kong S.A.R.	**100**	100	–	–	**4**	4

46. Subsidiaries (cont'd)

Name of subsidiary	Country of incorporation and place of business	Percentage of paid-up capital held by: The Bank 2006 %	The Bank 2005 %	Subsidiaries 2006 %	Subsidiaries 2005 %	Carrying amount of Bank's investment 2006 $'000	2005 $'000
Nominee Services (cont'd)							
United Overseas Bank Nominees (Private) Limited [(2)]	Singapore	**100**	100	–	–	**10**	10
United Overseas Nominees (Asing) Sdn Bhd [(1)]	Malaysia	–	–	**100**	100	–	–
United Overseas Nominees (Tempatan) Sdn Bhd [(1)]	Malaysia	–	–	**100**	100	–	–
UOB Nominees (Australia) Limited [(1)]	Australia	–	–	**100**	100	–	–
UOB Nominees (UK) Limited [(1)]	United Kingdom	**100**	100	–	–	**2**	2
UOBM Nominees (Asing) Sdn Bhd [(1)]	Malaysia	–	–	**100**	100	–	–
UOBM Nominees (Tempatan) Sdn Bhd [(1)]	Malaysia	–	–	**100**	100	–	–
Chung Khiaw Nominees (Private) Limited [(2)] **	Singapore	**100**	100	–	–	**10**	10
ICB Nominees (Private) Limited [(2)] **	Singapore	**100**	100	–	–	**10**	10
Lee Wah Nominees (S) Pte Ltd [(2)] **	Singapore	**100**	100	–	–	*	*
Singapore UMB (Hong Kong) Limited [(1)] **	Hong Kong S.A.R.	–	–	**100**	100	–	–
UOF Nominees (Private) Limited *(renamed to UOB Property Investments Pte. Ltd. on 22 February 2007)* [(2)] **	Singapore	**100**	100	–	–	*	*
Stockbroking							
Grand Orient Securities Pte Ltd **	Singapore	–	–	**100**	100	–	–
United Securities (2006) Private Limited *(formerly known as OUB Securities Pte Ltd)* **	Singapore	**100**	100	–	–	**2,457**	29,457
Gold/Futures Dealing							
UOB Bullion and Futures Limited	Singapore	**100**	100	–	–	**9,000**	9,000
OUB Bullion & Futures Ltd *(liquidated during the year)*	Singapore	–	100	–	–	–	–
UOB Bullion & Futures (Thai) Company Limited *(formerly known as UBF Future Company Limited)* [(1)]	Thailand	–	–	**100**	100	–	–
Computer Services							
Unicom Databank Private Limited	Singapore	**100**	100	–	–	*	*
UOB Smart Solutions Sdn. Bhd. [(1)]	Malaysia	–	–	**100**	100	–	–
UOBF Schneider Trading Private Limited	Singapore	–	–	**50**	50	–	–

46. Subsidiaries (cont'd)

Name of subsidiary	Country of incorporation and place of business	Percentage of paid-up capital held by The Bank 2006 %	The Bank 2005 %	Subsidiaries 2006 %	Subsidiaries 2005 %	Carrying amount of Bank's investment 2006 $'000	2005 $'000
General Services							
United General Services (Pte) Ltd	Singapore	**100**	100	–	–	*	*
Consultancy and Research Services							
UOB Venture Management (USA) Inc. (2)	United States of America	–	–	**100**	100	–	–
Property							
Chung Khiaw Realty, Limited	Singapore	**99.5**	99.5	–	–	**60,448**	60,448
Industrial & Commercial Property (S) Pte Ltd	Singapore	**100**	100	–	–	**32,000**	30,829
UOB Realty (USA) Inc. (2)	United States of America	**100**	100	–	–	**218**	251
UOB Realty (USA) Ltd Partnership (2)	United States of America	**99**	99	**1**	1	**10,864**	14,988
UOB Warehouse Private Limited	Singapore	**100**	100	–	–	**88,000**	88,000
FEB Realty Company Pte. Ltd. **	Singapore	–	–	**100**	100	–	–
Property Management							
UOB Towers Pte. Ltd. *(formerly known as OUB Towers Pte Ltd)*	Singapore	**100**	100	–	–	**35,742**	30,321
UOB Developments Private Limited *(formerly known as Overseas Union Developments (Private) Limited)*	Singapore	**100**	100	–	–	**15,243**	12,945
Travel							
UOB Travel Planners Pte Ltd	Singapore	**100**	100	–	–	**3,987**	3,987
						3,852,073	3,664,665

 # Investment cost is fully provided for.
** Investment cost is less than $500.*
*** Inactive.*

Note:
(1) Audited by member firms of Ernst & Young Global.
(2) Not required to be audited.
(3) Not audited by Ernst & Young, Singapore or member firms of Ernst & Young Global.
Subsidiaries under liquidation are not required to be audited.

47. Special purpose entities (SPE)

Name of SPE	Principal activities	Country of incorporation and place of business
Archer 1 Limited	Investment holding	Singapore
Onshore Strategic Assets, Inc.*	Asset management	Philippines

* *Not audited by Ernst & Young, Singapore or member firms of Ernst & Young Global.*

48. Major associates

Name of major associates	Principal activities	Country of incorporation and place of business	Effective equity interest held by the Group 2006 %	2005 %
Quoted associates				
United International Securities Limited	Investment	Singapore	**45**	45
UOB-Kay Hian Holdings Limited	Stockbroking	Singapore	**40**	40
Unquoted associates				
Asfinco Singapore Limited	Investment holding	Singapore	**40**	40
AXA Insurance Public Company Limited	Non-life insurance	Thailand	**22**	22
Clearing and Payment Services Pte Ltd	Clearing, payment and settlement services	Singapore	**33**	33
Network for Electronic Transfers (Singapore) Pte Ltd	Electronic funds transfer	Singapore	**33**	33
Novena Square Development Ltd	Property	Singapore	**20**	20
Novena Square Investments Ltd	Investment	Singapore	**20**	20
Orix Leasing Singapore Limited	Leasing/rental	Singapore	**20**	20
OSK-UOB Unit Trust Management Berhad	Investment management	Malaysia	**30**	30
United Facilities Private Limited *(formerly known as Overseas Union Facilities (Pte) Ltd)*	Investment holding	Singapore	**49**	49
Overseas Union Insurance, Limited	General insurance	Singapore	**50**	50
Singapore Consortium Investment Management Ltd	Unit trust fund management	Singapore	**33**	33
SZVC-UOB Venture Management Co., Ltd	Investment	People's Republic of China	**50**	50
Uni.Asia Capital Sdn Bhd	General and life insurance	Malaysia	**49**	49
UOB JAIC Venture Bio Investments Ltd	Investment	Singapore	**28**	28
UOB Venture (Shenzhen) Limited	Investment holding	Mauritius	**50 ***	50 *
Vertex Asia Limited *(under voluntary liquidation)*	Venture capital investment	Singapore	**21**	21
Walden Asia II Limited	Venture capital investment	Cayman Islands/ People's Republic of China	**25**	25

* *Comprising 50% of the preference shares with voting right and 100% of the ordinary shares with no voting right.*

49. Event subsequent to the balance sheet date

On 25 January 2007, the Bank announced that it has entered into a Subscription Agreement with The Southern Commercial Joint Stock Bank ("Southern Bank") in Vietnam to take an initial 10% stake in Southern Bank for a total cash consideration of VND480,000,000,000 (approximately $46 million). The completion of the subscription is subject to satisfactory due diligence and regulatory approvals.

The Subscription Agreement also provides for the Bank to increase its shareholding in Southern Bank to the extent allowed by law. In the event that Vietnamese law allows the Bank to raise its shareholdings in Southern Bank to 20% of the enlarged issued share capital, the subscription price for the additional new shares will be VND462,275,970,000 (approximately $44 million).

The investment in Southern Bank is not expected to have a material impact on the earnings or net tangible assets of the Bank for the current financial year.

50. Authorisation of financial statements

The financial statements for the financial year ended 31 December 2006 were authorised for issue in accordance with a resolution of the directors on 28 February 2007.

Investor Reference

(Figures in $'million)

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Net Profit After Tax	**2,570**	1,709	1,452	1,202	1,006	925	913	760	332	502
Cash, placements and balances with banks and agents, government securities and trading securities	**51,307**	53,481	48,566	37,344	33,814	39,286	31,222	24,681	19,609	15,307
Investments, including investments in associates and assets held for sale	**18,791**	11,729	10,311	6,819	5,220	5,212	2,017	1,681	1,574	1,132
Trade bills and advances to customers	**76,875**	67,142	64,300	59,297	58,884	60,892	30,045	27,259	27,653	29,770
Fixed and other assets	**10,046**	8,451	7,826	6,520	5,846	4,721	3,040	3,153	1,953	2,153
Intangible assets	**4,293**	4,270	3,876	3,466	3,666	3,777	–	–	–	–
Total assets	**161,312**	145,073	134,879	113,446	107,430	113,888	66,324	56,774	50,789	49,362
Represented by:										
Deposits	**129,000**	114,958	107,213	88,702	87,221	92,544	56,837	47,207	42,598	41,588
Bills and drafts payable, other liabilities and minority interests	**8,925**	8,078	7,138	7,266	5,449	4,470	2,519	3,376	2,313	2,447
Debts issued	**6,596**	7,108	7,089	4,196	2,147	4,157	–	–	–	–
Equity attributable to equity holders of the Bank	**16,791**	14,929	13,439	13,282	12,613	12,717	6,968	6,191	5,878	5,327
Total liabilities and equity	**161,312**	145,073	134,879	113,446	107,430	113,888	66,324	56,774	50,789	49,362
US$/S$ exchange rate as at 31 December	**1.5325**	1.6631	1.6338	1.7008	1.7359	1.8510	1.7320	1.6665	1.6605	1.6765

UOB Share Price and Turnover



Monthly turnover ('000)
$ per share
Monthly turnover ('000)
$ per share
110000
105000
100000
95000
90000
85000
80000
75000
70000
65000
60000
55000
50000
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
22
21
20
19
18
17
16
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Share price	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	**2006**
Highest ($)	9.19	9.38	7.86	15.30	15.40	14.20	15.30	14.60	14.50	15.20	**19.40**
Lowest ($)	7.86	6.77	2.78	5.97	9.40	8.50	11.20	9.25	12.40	13.50	**14.20**
Average ($)	8.53	8.08	5.32	10.64	12.40	11.35	13.25	11.93	13.45	14.35	**16.80**
Last done ($)	8.05	7.91	6.20	14.70	13.00	12.70	11.80	13.20	13.80	14.60	**19.40**

Group Ratios											
Dividend cover (no. of times)	5.78	3.79	2.50	4.96	2.89	2.17	2.05	1.61	1.95	2.32	**2.96**
Adjusted net asset value per ordinary share ($)	4.96	5.09	5.62	5.89	6.62	8.09	8.03	8.45	8.75	9.17	**10.48**
Adjusted earnings per ordinary share ($)	0.74	0.49	0.32	0.72	0.87	0.77	0.64	0.76	0.93	1.11	**1.65**
Dividend per ordinary share (cents) – Taxable	18.00	18.00	18.00	20.00	40.00	40.00	58.76	60.00	60.00	88.50	**100.00**
– Tax exempt	–	–	–	25.00	–	–	–	–	–	–	**–**
Net dividend yield (%)	1.56	1.65	2.50	3.75	2.42	2.75	3.46	3.99	3.57	4.93	**4.83**
Price earning ratio (no. of times)	11.53	16.49	16.63	14.78	14.25	14.74	20.70	15.59	14.52	12.90	**10.17**

Notes:

(1) On 15 November 1999, UOB's local and foreign share counters were merged and commenced trading on the Singapore Exchange as a single counter.

(2) Share prices and turnover reflect transactions recorded on the Singapore Exchange.

(3) Share prices and earnings per share have been adjusted for bonus issues in 1999.

(4) Average share prices are used in computing net dividend yield and price earning ratio.

(5) Dividend per ordinary share
2002: Include special dividend of 18.76 cents in specie of shares in Haw Par Corporation Limited.
2005: Include special dividend of 28.5 cents in specie of shares in United Overseas Land Limited.
2006: Include special dividend of 30.0 cents.

(6) Dividend cover
1999: 1.83 times if the special tax exempt bonus dividend of 25.0 cents is included.
2002: 1.40 times if the special dividend stated in (5) is included.
2005: 1.57 times if the special dividend stated in (5) is included.
2006: 2.08 times if the special dividend stated in (5) is included.

Distribution of shareholdings

Size of Shareholdings	No. of Shareholders	%	No. of Shares	%
1 – 999	7,377	30.20	2,044,856	0.13
1,000 – 10,000	14,375	58.85	40,637,889	2.67
10,001 – 1,000,000	2,612	10.69	131,655,463	8.64
1,000,001 and above	64	0.26	1,349,089,417	88.56
	24,428	100.00	1,523,427,625	100.00

Public Float

Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited requires that at least 10% of the equity securities (excluding preference shares and convertible equity securities) of a listed company in a class that is listed is at all times held by the public.

Based on information available to the Company as at 7 March 2007, approximately 77% of the issued ordinary shares of the Company was held by the public and therefore, Rule 723 of the Listing Manual has been complied with.

Twenty Largest Shareholders	No. of Shares	%
DBS Nominees Pte Ltd	304,317,821	19.98
United Overseas Bank Nominees (Pte) Ltd	156,150,337	10.25
HSBC (Singapore) Nominees Pte Ltd	133,357,800	8.75
DBSN Services Pte Ltd	114,863,514	7.54
Wee Investments Private Ltd	110,909,184	7.28
Raffles Nominees Pte Ltd	104,914,502	6.89
Wah Hin and Company Private Limited	81,221,771	5.33
Citibank Nominees S'pore Pte Ltd	78,976,161	5.18
Tai Tak Estates Sendirian Berhad	67,445,739	4.43
C Y Wee & Co Pte Ltd	31,645,653	2.08
UOB Nominees (2006) Pte Ltd	17,072,435	1.12
Wee Cho Yaw	16,390,248	1.08
DB Nominees (S) Pte Ltd	13,111,214	0.86
Tee Teh Sdn Berhad	10,519,954	0.69
Merrill Lynch (S'pore) Pte Ltd	5,510,201	0.36
Overseas Union Insurance, Ltd – Offshore Insurance Fund	5,425,760	0.36
Ho Sim Guan	5,111,000	0.33
Morgan Stanley Asia (S'pore) Securities Pte Ltd	4,489,720	0.29
Estate of Lo Kwan Pheng, deceased	4,369,500	0.29
Kota Trading Company Sendirian Berhad	3,825,813	0.25
	1,269,628,327	83.34

Statistics of Shareholdings
As at 7 March 2007

Substantial Shareholders	Shareholdings registered in the name of substantial shareholders No. of Shares	Other shareholdings in which substantial shareholders are deemed to have an interest No. of Shares	Total Interest No. of Shares	Total Interest Percentage of Shares
Estate of Lien Ying Chow, deceased	316,516	81,888,554 (1)	82,205,070	5.40
Lien Ying Chow Private Limited	–	81,788,771 (1)	81,788,771	5.37
Wah Hin and Company Private Limited	81,221,771	567,000 (2)	81,788,771	5.37
Sandstone Capital Pte Ltd	567,000	81,221,771 (3)	81,788,771	5.37
Wee Cho Yaw	16,390,248	242,459,557 (4)	258,849,805	16.99
Wee Ee Cheong	2,794,899	146,051,011 (4)	148,845,910	9.77
Wee Ee Chao	141,164	115,802,696 (4)	115,943,860	7.61
Wee Ee Lim	1,606,834	146,033,758 (4)	147,640,592	9.69
Wee Investments Private Ltd	110,909,021	2,071,021	112,980,042	7.42

Notes:

(1) Estate of Lien Ying Chow, deceased and Lien Ying Chow Private Limited are each deemed to have an interest in the 81,788,771 UOB shares in which Wah Hin and Company Private Limited has an interest.

(2) Wah Hin and Company Private Limited is deemed to have an interest in the 567,000 UOB shares held by Sandstone Capital Pte Ltd.

(3) Sandstone Capital Pte Ltd is deemed to have an interest in the 81,221,771 UOB shares held by Wah Hin and Company Private Limited.

(4) Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in Wee Investments Private Ltd's total direct and deemed interests of 112,980,042 UOB shares.

The following table sets out the changes in the issued share capital of the Bank from 11 July 1970 (when a public quotation was first obtained for the Bank's ordinary shares) to 31 December 2006:

Date	No. of ordinary shares issued/ (cancelled)	Particulars	Resultant total issued share capital ($)	No. of warrants converted	Resultant total no. of issued Warrants 1994	Resultant total no. of issued Warrants 1997
11-7-1970	2,500,000	Public issue at par	25,000,000	–	–	–
6-4-1972	5,000,000	Bonus issue of 1 for 5	30,000,000	–	–	–
29-4-1972	5,000,000	Rights issue of 1 for 5 at par	35,000,000	–	–	–
17-12-1972	3,000,000	Placement in Hong Kong	38,000,000	–	–	–
12-4-1973	1,401,405	Acquisition of 54.6% of Lee Wah Bank Limited	39,401,405	–	–	–
23-5-1973	39,401,405	Rights issue of 1 for 1 at par	78,802,810	–	–	–
30-7-1973 & 31-8-1973	8,073,080	Acquisition of further 28.7% of Chung Khiaw Bank Limited and remaining 45.4% of Lee Wah Bank Limited	86,875,890	–	–	–
21-8-1975	21,718,973	Rights issue of 1 for 4 at $2.50 per share	108,594,863	–	–	–
13-11-1976	10,859,487	Bonus issue of 1 for 10	119,454,350	–	–	–
13-12-1976	36,198,288	Rights issue of 1 for 3 at $3.00 per share	155,652,638	–	–	–
12-5-1978	15,565,264	Bonus issue of 1 for 10	171,217,902	–	–	–
24-1-1979	4,362,950	Share exchange pursuant to a takeover offer made to the shareholders of Singapore Finance Limited	175,580,852	–	–	–
27-2-1979	111,500	Share exchange pursuant to a takeover offer made to the shareholders of Singapore Finance Limited	175,692,352	–	–	–
19-10-1979	17,569,236	Bonus issue of 1 for 10	193,261,588	–	–	–
12-5-1980	19,326,159	Bonus issue of 1 for 10	212,587,747	–	–	–
6-11-1980	42,517,550	Rights issue of 1 for 5 at $3.00 per share	255,105,297	–	–	–
12-12-1980 to 12-8-1981	7,889,399	Conversion of bonds	262,994,696	–	–	–
12-10-1981	65,748,674	Bonus issue of 1 for 4	328,743,370	–	–	–
26-11-1981	65,748,674	Rights issue of 1 for 4 at $3.00 per share	394,492,044	–	–	–
17-8-1987 to 22-10-1987	38,156,025	Share exchange pursuant to a takeover offer made to the shareholders of Industrial & Commercial Bank Limited	432,648,069	–	–	–
20-2-1988	15,230,903	Share exchange issued to Chung Khiaw Bank Limited shareholders pursuant to the scheme of arrangement dated 21 December 1987	447,878,972	–	–	–
27-5-1989	55,984,871	Bonus issue of 1 for 8	503,863,843	–	–	–

Changes in Share Capital

Date	No. of ordinary shares issued/ (cancelled)	Particulars	Resultant total issued share capital ($)	No. of warrants converted	Resultant total no. of issued Warrants 1994	Resultant total no. of issued Warrants 1997
6-12-1989	–	Warrants issued in connection with the 1.5% Unsecured Loan Stock 1989/1994	503,863,843	–	41,988,653	–
30-12-1989	16,211	Exercise of Warrants 1994	503,880,054	16,211	41,972,442	–
13-1-1990 to 15-5-1990	470,963	Exercise of Warrants 1994	504,351,017	470,963	41,501,479	–
28-5-1990	50,435,102	Bonus issue of 1 for 10	554,786,119	–	41,501,479	–
8-6-1990 to 31-12-1990	2,870,183	Exercise of Warrants 1994	557,656,302	2,870,183	38,631,296	–
15-1-1991	2,101,829	Exercise of Warrants 1994	559,758,131	2,101,829	36,529,467	–
to 31-12-1991	308,000	Exercise of Executives' Share Options	560,066,131	–	36,529,467	–
15-1-1992	12,805,838	Exercise of Warrants 1994	572,871,969	12,805,838	23,723,629	–
to 26-6-1992	427,000	Exercise of Executives' Share Options	573,298,969	–	23,723,629	–
26-6-1992	–	Warrants issued in connection with the 5% Unsecured Bond 1992/1997	573,298,969	–	23,723,629	71,542,884
17-7-1992	893,597	Exercise of Warrants 1994	574,192,566	893,597	22,830,032	71,542,884
to 31-12-1992	808,926	Exercise of Warrants 1997	575,001,492	808,926	22,830,032	70,733,958
	33,000	Exercise of Executives' Share Options	575,034,492	–	22,830,032	70,733,958
21-1-1993	8,530,904	Exercise of Warrants 1994	583,565,396	8,530,904	14,299,128	70,733,958
to 17-9-1993	550,762	Exercise of Warrants 1997	584,116,158	550,762	14,299,128	70,183,196
	3,321,000	Exercise of Executives' Share Options	587,437,158	–	14,299,128	70,183,196
28-9-1993	73,429,644	Bonus issue of 1 for 8	660,866,802	–	–	78,956,095
5-10-1993	1,891,445	Exercise of Warrants 1994	662,758,247	1,891,445	12,407,683	78,956,095
to 31-12-1993	181,105	Exercise of Warrants 1997	662,939,352	181,105	12,407,683	78,774,990
	147,000	Exercise of Executives' Share Options	663,086,352	–	12,407,683	78,774,990
13-1-1994	3,100,493	Exercise of Warrants 1994	666,186,845	3,100,493	9,307,190	78,774,990
to 9-6-1994	1,460,531	Exercise of Warrants 1997	667,647,376	1,460,531	9,307,190	77,314,459
	1,654,000	Exercise of Executives' Share Options	669,301,376	–	9,307,190	77,314,459
28-6-1994	66,915,064	Rights issue of 1 for 10 at $3.50 per share (local) and $4.12 per share (foreign)	736,216,440	–	9,307,190	82,034,979
30-6-1994	8,952,267	Exercise of Warrants 1994	745,168,707	8,952,267	354,923	82,034,979
to 31-12-1994	3,612,759	Exercise of Warrants 1997	748,781,466	3,612,759	–	78,422,220
	166,000	Exercise of Executives' Share Options	748,947,466	–	–	78,422,220
16-1-1995	9,027,269	Exercise of Warrants 1997	757,974,735	9,027,269	–	69,394,951
to 12-5-1995	1,497,000	Exercise of Executives' Share Options	759,471,735	–	–	69,394,951
3-6-1995	151,894,347	Bonus issue of 1 for 5	911,366,082	–	–	83,273,941
3-7-1995	247,950	Exercise of Warrants 1997	911,614,032	247,950	–	83,025,991
to 29-12-1995	44,000	Exercise of Executives' Share Options	911,658,032	–	–	83,025,991
15-1-1996	28,081,987	Exercise of Warrants 1997	939,740,019	28,081,987	–	54,944,004
to 31-12-1996	326,000	Exercise of Executives' Share Options	940,066,019	–	–	54,944,004
16-1-1997	54,465,975	Exercise of Warrants 1997	994,531,994	54,465,975	–	478,029
to 29-12-1997	171,000	Exercise of Executives' Share Options	994,702,994	–	–	–

Date	No. of ordinary shares issued/ (cancelled)	Particulars	Resultant total issued share capital ($)	No. of warrants converted	Resultant total no. of issued Warrants 1994	Resultant total no. of issued Warrants 1997
1-1-1998 to 15-1-1998	33,000	Exercise of Executives' Share Options	994,735,994	–	–	–
1-1-1999 to 11-11-1999	4,625,000	Exercise of Executives' Share Options	999,360,994	–	–	–
12-11-1999	52,322,837	Bonus issue of 50 for 1,000 local shares and 56 for 1,000 foreign shares	1,051,683,831	–	–	–
13-11-1999 to 31-12-1999	178,000	Exercise of Executives' Share Options	1,051,861,831	–	–	–
4-1-2000 to 31-12-2000	589,000	Exercise of share options	1,052,450,831	–	–	–
3-1-2001 to 6-9-2001	366,000	Exercise of share options	1,052,816,831	–	–	–
20-9-2001 to 26-10-2001	518,280,794	Acquisition of 100% of Overseas Union Bank Limited	1,571,097,625	–	–	–
7-12-2001 to 31-12-2001	11,000	Exercise of share options	1,571,108,625	–	–	–
3-1-2002 to 31-12-2002	494,000	Exercise of share options	1,571,602,625	–	–	–
22-4-2003 to 31-12-2003	61,000	Exercise of share options	1,571,663,625	–	–	–
8-1-2004 to 25-10-2004	851,000	Exercise of share options	1,572,514,625	–	–	–
1-11-2004 to 13-12-2004	(36,417,000)	Shares purchased under share buy-back programme	1,536,097,625	–	–	–
	141,000	Exercise of share options	1,536,238,625	–	–	–
15-12-2004 to 31-12-2004	16,000	Exercise of share options	1,536,254,625	–	–	–
3-1-2005 to 31-12-2005	1,588,000	Exercise of share options	1,537,842,625	–	–	–
5-1-2006	10,000	Exercise of share options	1,537,852,625	–	–	–
12-1-2006 to 20-1-2006	(4,858,000)	Shares purchased under share buy-back programme	1,532,994,625	–	–	–
	73,000	Exercise of share options	1,533,067,625	–	–	–
25-1-2006 to 23-5-2006	1,227,000	Exercise of share options	1,534,294,625	–	–	–
25-5-2006 to 17-7-2006	(11,210,000)	Shares purchased under share buy-back programme	1,523,084,625	–	–	–
	20,000	Exercise of share options	1,523,104,625	–	–	–
26-7-2006 to 31-12-2006	171,000	Exercise of share options	1,523,275,625	–	–	–

Our International Network

BANKING SERVICES

Singapore

United Overseas Bank Limited
80 Raffles Place
UOB Plaza
Singapore 048624
Telephone: (65) 6533 9898
Facsimile: (65) 6534 2334
Telex: RS 21539 TYEHUA
SWIFT: UOVBSGSG
Website: www.uobgroup.com

United Overseas Bank Limited has 64 branches in Singapore.

Far Eastern Bank Limited
(a subsidiary)
156 Cecil Street, #01-00
Far Eastern Bank Building
Singapore 069544
Telephone: (65) 6221 9055
Facsimile: (65) 6224 2263
Telex: RS 23029 FEBANK
Website: www.uobgroup.com

Australia

UOB Sydney Branch
United Overseas Bank Building
Level 9, 32 Martin Place
Sydney, NSW 2000
Telephone: (61)(2) 9221 1924
Facsimile: (61)(2) 9221 1541
SWIFT: UOVBAU2S
Email: UOB.Sydney@UOBgroup.com
Country Head, Australia & New Zealand: Peter Mackinlay
General Manager, Operations: Yeo Aik Leng Eric
General Manager, Business Development: Tan Kok Soon David

Brunei

UOB Bandar Seri Begawan Branch
Units 10 & 11, Bangunan D'Amin Jaya
Lot 54989, Kampong Kiarong
Bandar Seri Begawan BE1318
Telephone: (673)(2) 225 477/ 222 210/220 380
Facsimile: (673)(2) 240 792
Cable: OVERSUNION BSB
Telex: OUB BU 2256
SWIFT: UOVBBNBB
Email: uobbsb@brunet.bn
General Manager: Lai Ted Min George

UOB Kuala Belait Branch
Chinese Chamber of Commerce Building
Ground Floor
Lot 104, Jalan Bunga Raya
Kuala Belait KA1131
Telephone: (673)(3) 331 889/341 012
Facsimile: (673)(3) 331 391
Email: uobkb@brunet.bn
Branch Manager: Shim Shoon Chong

Canada

UOB Vancouver Branch
Vancouver Centre, #1680
650 West Georgia Street
P.O. Box 11616
Vancouver, British Columbia
Canada V6B 4N9
Telephone: (1)(604) 662 7055
Facsimile: (1)(604) 662 3356
Telex: 04-507520 TYEHUA VCR
Email: UOB.Vancouver@UOBgroup.com
General Manager: Koh Kok Jin

China

UOB Beijing Branch
2513, China World Trade Centre Tower 2
No. 1 Jian Guo Men Wai Avenue
Beijing 100004
Telephone: (86)(10) 6505 1863
Facsimile: (86)(10) 6505 1862
Telex: 22025UOBBJCN
SWIFT: UOVBCNBJ
Email: UOB.Beijing@UOBgroup.com
General Manager: Liau Guan Siang Anthony

UOB Chengdu Branch
Level 1, First City Plaza
No. 308 Shuncheng Street
Chengdu 610017
Telephone: (86)(28) 8667 6121
Facsimile: (86)(28) 8667 7121
SWIFT: UOVBCNBC
Email: UOB.Chengdu@UOBgroup.com
General Manager: Lee Teik Peng Kenny

UOB Guangzhou Branch
Units 1107-1110, Metro Plaza
183-187 Tian He Bei Road
Guangzhou 510075
Telephone: (86)(20) 8755 8611/8787/8789
Facsimile: (86)(20) 8755 6661
Telex: 440931 UOBGZ CN
SWIFT: UOVBCN22XXX
Email: UOB.Guangzhou@UOBgroup.com
General Manager: Loh Nee Thiam Harry

UOB Shanghai Branch
2201 Jin Mao Tower
88 Century Boulevard
Pudong New Area
Shanghai 200121
Telephone: (86)(21) 5047 3688
Facsimile: (86)(21) 5047 8688
Telex: 33170 UOBSH CN
SWIFT: UOVBCNSH
Email: UOB.Shanghai@UOBgroup.com
General Manager: Cheong Chwee Kin Sam

UOB Jing An Sub-Branch
1468 Nanjing Road West
1P-01/02, United Plaza Building
Shanghai 200040
Telephone: (86)(21) 6247 3688
Facsimile: (86)(21) 6289 1001
Email: JingAnCustomerServices@UOBgroup.com
Branch Manager: Ang Wee Pheng John

UOB Shenyang Branch
Tower C, Units 5-6, No. 55 Beizhan Road
Shenyang Fortune Plaza
Shenhe District 110013
Shenyang, Liaoning
Telephone: (86)(24) 3128 0606
Facsimile: (86)(24) 3128 0628
SWIFT: UOVBCNBY
Email: UOB.Shenyang@UOBgroup.com
General Manager: Yeong Kok Leng Vincent

UOB Shenzhen Branch
Di Wang Commercial Centre
Shun Hing Square
Unit 2, G2 Floor
5002 Shennan Road East
Shenzhen 518008
Telephone: (86)(755) 8246 1298
Facsimile: (86)(755) 8246 3326
Telex: 420385 OUB SZ CN
Email: UOB.Shenzhen@UOBgroup.com
General Manager: Lim Tow Meng

UOB Xiamen Branch
United Overseas Bank Building
1-2 Floor
19 Hubin Bei Road
Xiamen 361012
Telephone: (86)(592) 508 1601/2/3/4
Facsimile: (86)(592) 508 1605
Telex: 923079 UOBXM CN
SWIFT: UOVBCNBA
Email: UOB.Xiamen@UOBgroup.com
General Manager: Woo Kim Liong

Hong Kong S.A.R.

UOB Central Branch
United Overseas Bank Building
54-58 Des Voeux Road
Central, Hong Kong S.A.R.
Telephone: (852) 2842 5666
Facsimile: (852) 2537 7890
Telex: 74581 TYHUA HX
SWIFT: UOVBHKHH
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Chan Tze Leung Robert
Deputy Chief Executive Officer:
Chow Yew Hon

UOB Hong Kong Main Branch
Gloucester Tower, 25/F
The Landmark
11 Pedder Street
Central, Hong Kong S.A.R.
Telephone: (852) 2521 1521/2910 8888
Facsimile: (852) 2810 5506
Telex: 74581 TYHUA HX
SWIFT: UOVBHKHH
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Chan Tze Leung Robert
Deputy Chief Executive Officer:
Chow Yew Hon

UOB Mongkok Branch
794 Nathan Road
Ground Floor
Kowloon, Hong Kong S.A.R.
Telephone: (852) 2381 2292
Facsimile: (852) 2397 4564
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Chan Tze Leung Robert
Deputy Chief Executive Officer:
Chow Yew Hon

UOB Sheung Wan Branch
Cosco Tower
Units 1607-1614, 16/F
183 Queen's Road
Central, Hong Kong S.A.R.
Telephone: (852) 2910 8833
Facsimile: (852) 2810 5773/2537 7653
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Chan Tze Leung Robert
Deputy Chief Executive Officer:
Chow Yew Hon

UOB Yaumatei Branch
554 Nathan Road
Ground Floor
Kowloon, Hong Kong S.A.R.
Telephone: (852) 2532 6888
Facsimile: (852) 2388 2613
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Chan Tze Leung Robert
Deputy Chief Executive Officer:
Chow Yew Hon

Indonesia

UOB Jakarta Representative Office
Sona Topas Tower, 2nd Floor
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Telephone: (62)(21) 250 6382
Facsimile: (62)(21) 250 6379
Chief Representative: Utami Dewi Suhadi

PT Bank UOB Indonesia
(a subsidiary)
Sona Topas Tower, 1st – 3rd Floors
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Telephone: (62)(21) 250 6330
Facsimile: (62)(21) 250 6331
Telex: 760418
SWIFT: UOBBIDJA
Email: UOB.Jakarta@UOBgroup.com
President Director: Iwan Satawidinata

PT Bank UOB Indonesia has ten branches in Indonesia.

Our International Network

PT Bank UOB Buana Tbk.
(a subsidiary)
Jl. Gajah Mada No. 1A
Jakarta 10130
Telephone: (62)(21) 6386 5927/
633 0585/6386 5931
Facsimile: (62)(21) 632 4467/632 2373
SWIFT: BBIJIDJA
Website: www.bankbuana.com
President Director:
Jimmy Kurniawan Laihad
Vice President Director: Wang Lian Khee

PT Bank UOB Buana Tbk. has 205 branches in Indonesia.

Japan

UOB Tokyo Branch
Shin Kokusai Building, 3-4-1
Marunouchi, Chiyoda-ku
Tokyo 100-0005
Telephone: (81)(3) 3216 4251
Facsimile: (81)(3) 3216 4254
SWIFT: UOVBJPJT
Email: UOB.Tokyo@UOBgroup.com
General Manager: Wong Kwong Yew

Malaysia

UOB Labuan Branch
Level 6A, Main Office Tower
Financial Park Labuan Complex
Jalan Merdeka
87000 Labuan F T
Telephone: (60)(87) 424 388
Facsimile: (60)(87) 424 389
Telex: MA 87026 TYEHUA
Email: UOB.Labuan@UOBgroup.com
General Manager: Tan Mei Lin Linda

United Overseas Bank (Malaysia) Bhd
(a subsidiary)
Menara UOB
Jalan Raja Laut
P.O. Box 11212
50738 Kuala Lumpur
Telephone: (60)(3) 2692 7722
Facsimile: (60)(3) 2691 0281
Cable: BANKUOBMKUALALUMPUR
Telex: MA 34191 UOBMHO
SWIFT: UOVBMYKL
Email: uob121@uob.com.my
Website: www.uob.com.my
Chief Executive Officer: Chan Kok Seong

United Overseas Bank (Malaysia) Bhd has 41 branches in Malaysia.

Myanmar

UOB Yangon Representative Office
48 Aung Teza Street, 6th Ward
High Land Avenue
Mayangone Township
Yangon
Telephone: (95)(1) 667 818
Facsimile: (95)(1) 544 126
Email: UOB.Yangon@UOBgroup.com
Chief Representative: Hla Thaung

Philippines

United Overseas Bank Philippines (A Thrift Bank)
(a subsidiary)
Pacific Star Building
17th Floor
Sen. Gil Puyat Avenue corner
Makati Avenue
Makati City
Telephone: (63)(2) 6700 8686
Facsimile: (63)(2) 811 5917
SWIFT: UOVBPHMM
Email: info@uob.com.ph
President & Chief Executive Officer:
Emmanuel T. Mangosing

South Korea

UOB Seoul Branch
Suite 1508, Kyobo Building 1, 1-Ga
Jongno, Jongno-Gu
Seoul 110-714
Telephone: (82)(2) 739 3916/9
Facsimile: (82)(2) 730 9570
SWIFT: UOVBKRSE
Telex: K28978 TYEHUA
Email: liew.chanharn@UOBgroup.com
General Manager: Liew Chan Harn

Taiwan

UOB Taipei Branch
Union Enterprise Plaza, 16th Floor
109 Minsheng East Road
Section 3, Taipei 105
Telephone: (886)(2) 2715 0125
Facsimile: (886)(2) 2713 7456
Telex: 26147 TYEHUA
Email: UOB.Taipei@UOBgroup.com
General Manager: Teh Wee Jin

Thailand

United Overseas Bank (Thai) Public Company Limited
(a subsidiary)
191 South Sathon Road
Sathon, Bangkok 10120
Telephone: (66)(2) 343 3000
Facsimile: (66)(2) 287 2973/4
Telex: 84351 BKASIA TH
SWIFT: BKASTHBK
Website: www.uob.co.th
President & Chief Executive Officer:
Wong Kim Choong
Deputy President & Deputy Chief Executive Officer: Chua Teng Hui

United Overseas Bank (Thai) Public Company Limited has 153 branches in Thailand.

United Kingdom

UOB London Branch
19 Great Winchester Street
London EC2N 2BH
Telephone: (44)(207) 628 3504
Facsimile: (44)(207) 628 3433
Cable: TYEHUABANK
Telex: 8954292 TYEHUA G
SWIFT: UOVBGB2L
Email: UOB.London@UOBgroup.com
General Manager: Ho Chai Seng

United States Of America

UOB New York Agency
UOB Building
592 Fifth Avenue
10th Floor, 48th Street
New York, NY 10036
Telephone: (1)(212) 382 0088
Facsimile: (1)(212) 382 1881
Cable: TYEHUABANK NEW YORK
Telex: 232265 TYEHUA
SWIFT: UOVBUS33
Email: UOB.NewYork@UOBgroup.com
Agent & General Manager:
Lim Phoon Seng George

UOB Los Angeles Agency
777 South Figueroa Street
Suite 518, Los Angeles
California 90017
Telephone: (1)(213) 623 8042
Facsimile: (1)(213) 623 3412
Cable: TYHUABANK LOS ANGELES
Telex: 6831011 TYHUA
Email: UOB.LosAngeles@UOBgroup.com
Agent & General Manager: Chen Hoong

Vietnam

UOB Ho Chi Minh City Branch
Central Plaza Office Building
Ground Floor
17 Le Duan Boulevard
District 1, Ho Chi Minh City
Telephone: (84)(8) 825 1424
Facsimile: (84)(8) 825 1423
Telex: 813221 UOBHCM VT
SWIFT: UOVBVNVX
Email: UOB.HoChiMinhCity@UOBgroup.com
General Manager: Thng Tien Tat

Correspondents
In all principal cities of the world

RELATED FINANCIAL SERVICES

Gold/Futures Dealing

Singapore

UOB Bullion and Futures Limited
(a subsidiary)
80 Raffles Place, 5th Storey
UOB Plaza 1
Singapore 048624
Telephone: (65) 6539 2929/6535 7122
Facsimile: (65) 6534 1984
Email: Futures@UOBgroup.com
Chairman & Chief Executive Officer:
Ong Sea Eng Terence

Taiwan

UOB Bullion and Futures Limited, Taiwan Branch
Union Enterprise Plaza, 16th Floor
109 Minsheng East Road
Section 3, Taipei 105
Telephone: (886)(2) 2545 6163
Facsimile: (886)(2) 2719 9434
Email: vincent-cheng@umail.hinet.net
Branch Manager: Cheng Chih Jung Vincent

Insurance

Singapore

United Overseas Insurance Limited
(a subsidiary)
3 Anson Road
#28-01 Springleaf Tower
Singapore 079909
Telephone: (65) 6222 7733
Facsimile: (65) 6327 3869/6327 3870
Email: ContactUs@uoi.com.sg
Managing Director: Chan Mun Wai David

UOB Life Assurance Limited
(a subsidiary)
156 Cecil Street, #10-01
Far Eastern Bank Building
Singapore 069544
Telephone: (65) 6227 8477
Facsimile: (65) 6224 3012
Email: uoblife@UOBgroup.com
Website: www.uoblife.com.sg
Managing Director:
Kwok Chong See Raymond

Hong Kong S.A.R.

UOB Insurance (H.K.) Limited
(a subsidiary)
16th Floor, Worldwide House
19 Des Voeux Road
Central, Hong Kong S.A.R.
Telephone: (852) 3606 9933
Facsimile: (852) 2810 0225
Director: Chan Mun Wai David

Our International Network

Indonesia

PT UOB Life-Sun Assurance
(a subsidiary)
Sona Topas Tower Lt. 1
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Telephone: (62)(21) 250 0888
Facsimile: (62)(21) 250 0908

PT UOB Life-Sun Assurance has two offices in Indonesia.

Investment Management

Singapore

UOB Asset Management Ltd
(a subsidiary)
80 Raffles Place, 3rd Storey
UOB Plaza 2
Singapore 048624
Telephone: (65) 6532 7988
Facsimile: (65) 6535 5882
Email: uobam@UOBgroup.com
Managing Director & Chief Investment Officer: Thio Boon Kiat

UOB Venture Management Private Limited
(a subsidiary)
80 Raffles Place, #30-20
UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 2268
Facsimile: (65) 6538 2569
Email: Seah.KianWee@UOBgroup.com
Managing Director: Seah Kian Wee

China

UOB Investment Consultancy (Beijing) Limited
(an associate)
8/F Taiji Building
No. 211, Bei Si Huan Middle Road
Haidian District
Beijing 100083
Telephone: (86)(10) 5161 6671
Facsimile: (86)(10) 5161 6700
Email: admin@uobim.com.cn
Contact: Seah Kian Wee

UOB Venture Management (Shanghai) Co., Ltd
(a subsidiary)
United Plaza, Room 3307
1468 Nanjing Road West
Shanghai 200040
Telephone: (86)(21) 6247 6228
Facsimile: (86)(21) 6289 8817
Email: info@uobvm.com.cn
Chairman & Executive Director: Seah Kian Wee

SZVC-UOB Venture Management Co., Ltd
(an associate)
Investment Building, 11/F
No. 4009, Shennan Road
Futian Centre District
Shenzhen 518026
Telephone: (86)(755) 8291 2888
Facsimile: (86)(755) 8290 4093
Email: info@szvc.com.cn
Deputy General Manager: Tao Alina

France

UOB Global Capital SARL
(a subsidiary)
40 rue La Perouse
75116 Paris
Telephone: (33)(1) 5364 8400
Facsimile: (33)(1) 5364 8409
Email: mlandau@uobglobal.com
Managing Director: Michael Landau

Malaysia

UOB-OSK Asset Management Sdn Bhd
(a subsidiary)
Menara UOB, Level 13
Jalan Raja Laut
50350 Kuala Lumpur
Telephone: (60)(3) 2732 1181
Facsimile: (60)(3) 2732 1100
Email: uobam@streamyx.com
Chief Executive Officer: Lim Suet Ling

Taiwan

UOB Investment Advisor (Taiwan) Ltd
(a subsidiary)
Union Enterprise Plaza, 16th Floor
109 Minsheng East Road
Section 3, Taipei 105
Telephone: (886)(2) 2719 7005
Facsimile: (886)(2) 2545 6591
Email: uobia@uobia.com.tw
General Manager: Juang San-Tay

Thailand

UOB Asset Management (Thai) Company Limited
(a subsidiary)
5th Floor, Bangkok City Tower
179/6-10 South Sathon Road
Tungmahamek, Sathon
Bangkok 10120
Telephone: (66)(2) 679 5577
Facsimile: (66)(2) 679 5426
Website: www.uobam.co.th
Chief Executive Officer: Vana Bulbon

United States Of America

UOB Global Capital LLC
(a subsidiary)
UOB Building
592 Fifth Avenue
Suite 602, 48th Street
New York, NY 10036
Telephone: (1)(212) 398 6633
Facsimile: (1)(212) 398 4030
Email: dgoss@uobglobal.com
Managing Director: David Goss

Merchant Banking

Singapore

UOB Asia Limited
(a subsidiary)

Capital Markets (South East Asia)
80 Raffles Place, 21st Storey
UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 3171
Facsimile: (65) 6534 0409
Email: Michael.SngBH@UOBgroup.com
Managing Director:
Sng Beng Hock Michael

Capital Markets (Singapore & North Asia)
80 Raffles Place, 15th Storey
UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 1200
Facsimile: (65) 6535 2902
Email: Karunia.Tjuradi@UOBgroup.com
Managing Director:
Karunia Wirawan Tjuradi

Corporate Finance
1 Raffles Place, 13th Storey
OUB Centre
Singapore 048616
Telephone: (65) 6530 2688
Facsimile: (65) 6534 0160
Email: Chan.HengToong@UOBgroup.com
Executive Director: Chan Heng Toong

Australia

UOB Australia Limited
(a subsidiary)
United Overseas Bank Building
Level 9, 32 Martin Place
Sydney, NSW 2000
Telephone: (61)(2) 9221 1924
Facsimile: (61)(2) 9221 1541
SWIFT: UOVBAU2S
Email: UOB.Sydney@UOBgroup.com
Director & Country Head, Australia & New Zealand: Peter Mackinlay
Director & General Manager, Operations:
Yeo Aik Leng Eric

Hong Kong S.A.R.

UOB Asia (Hong Kong) Limited
(a subsidiary)
Suite 601, 6/F AON China Building
29 Queen's Road
Central, Hong Kong S.A.R.
Telephone: (852) 2868 2633
Facsimile: (852) 2840 0438
Email: uobahk@uobahk.com
Chief Executive Officer: Yip Kwok Kwan

Stockbroking

Singapore

UOB-Kay Hian Holdings Limited
(an associate)
80 Raffles Place, #30-01
UOB Plaza 1
Singapore 048624
Telephone: (65) 6535 6868
Facsimile: (65) 6532 6919
Telex: RS 24085
Website: www.uobkayhian.com
Managing Director: Wee Ee Chao

Notice of Annual General Meeting

Notice is hereby given that the **Sixty-Fifth Annual General Meeting** of members of the Company will be held at Marina Mandarin Singapore, Marina Mandarin Ballroom, Level 1, 6 Raffles Boulevard, Marina Square, Singapore 039594 on Friday, 27 April 2007 at 3.00 p.m. to transact the following business:

As Ordinary Business

Resolution 1 To receive the Financial Statements, the Directors' Report and the Auditors' Report for the year ended 31 December 2006.

Resolution 2 To declare a Final Dividend of 50 cents and a Special Dividend of 10 cents per ordinary share less 18% Singapore income tax for the year ended 31 December 2006.

Resolution 3 To approve Directors' fees of $700,000 for 2006 (2005: $760,000).

Resolution 4 To re-appoint Messrs Ernst & Young as Auditors of the Company and authorise the Directors to fix their remuneration.

To re-elect the following Directors:

Resolution 5 Mr Wee Ee Cheong

Resolution 6 Mr Wong Meng Meng

To pass the following resolution under Section 153(6) of the Companies Act, Cap. 50:

"THAT pursuant to Section 153(6) of the Companies Act, Cap. 50, Mr ______________ be and is hereby re-appointed as a Director of the Company to hold such office until the next Annual General Meeting of the Company."

In respect of:

Resolution 7 Mr Wee Cho Yaw

Resolution 8 Professor Lim Pin

As Special Business

To consider and, if thought fit, pass the following ordinary resolutions:

Resolution 9 "THAT authority be and is hereby given to the Directors to:

(a) (i) issue ordinary shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (including options under the UOB 1999 Share Option Scheme (the "Scheme")) (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force, provided that:

(1) the aggregate number of ordinary shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent of the issued shares in the capital of the Company (as calculated in accordance with paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20 per cent of the issued shares in the capital of the Company (as calculated in accordance with paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under paragraph (1) above, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

    (i) new ordinary shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

    (ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier."

Resolution 10 "THAT

(1) authority be and is hereby given to the Directors to:

    (a) allot and issue any of the preference shares referred to in Articles 7A, 7B, 7C, 7D, 7E and/or 7F of the Articles of Association of the Company; and/or

    (b) make or grant offers, agreements or options that might or would require the preference shares referred to in sub-paragraph (a) above to be issued,

    at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit and (notwithstanding that the authority conferred by this Resolution may have ceased to be in force) to issue the preference shares referred to in sub-paragraph (a) above in connection with any offers, agreements or options made or granted by the Directors while this Resolution was in force;

(2) the Directors be authorised to do all such things and execute all such documents as they may consider necessary or appropriate to give effect to this Resolution as they may deem fit; and

(3) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier."

Notes to Resolutions 2, 5, 6, 7, 8, 9 and 10

Resolution 2 is to approve dividends which are scheduled to be paid on 22 May 2007.

Resolution 5 is to re-elect Mr Wee Ee Cheong. Mr Wee, a non-independent director, is an alternate to Mr Wee Cho Yaw on the Nominating Committee.

Resolution 6 is to re-elect Mr Wong Meng Meng. Mr Wong is an independent member and Chairman of the Nominating Committee.

Resolution 7 is to re-appoint Mr Wee Cho Yaw. Mr Wee is a non-independent member and Chairman of the Remuneration Committee and a non-independent member of the Nominating Committee.

Resolution 8 is to re-appoint Professor Lim Pin. Professor Lim is an independent member of the Nominating and Remuneration Committees.

Resolution 9 is to empower the Directors to issue ordinary shares in the capital of the Company and to make or grant instruments (such as warrants or debentures or options, including options under the UOB 1999 Share Option Scheme ("Scheme")) convertible into ordinary shares, and to issue ordinary shares in pursuance of such instruments, up to an amount not exceeding in total 50 per cent of the issued shares in the capital of the Company, but with a sub-limit of 20 per cent for issue of shares other than on a pro-rata basis to shareholders ("General Mandate"). For the purpose of determining the aggregate number of ordinary shares that may be issued pursuant to the General Mandate, the percentage of issued shares in the capital of the Company shall be based on the number of issued shares in the capital of the Company at the time that Resolution 9 is passed, after adjusting for (a) new ordinary shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 9 is passed, and (b) any subsequent consolidation or subdivision of ordinary shares. A copy of the Regulations of the Scheme is available for inspection by shareholders during normal office hours at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624 (Attention: The Company Secretary).

Resolution 10 is to enable the Directors to issue any of the preference shares referred to in Articles 7A, 7B, 7C, 7D, 7E and/or 7F of the Articles of Association of the Company and/or make or grant offers, agreements or options that might or would require such preference shares to be issued at any time. The Directors will only issue such preference shares under this Resolution if they consider it appropriate and in the interest of the Company to do so.

BY ORDER OF THE BOARD

Chan Vivien
Secretary

Singapore, 4 April 2007

Notes:

(1) A member entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(2) To be effective, the instrument appointing a proxy must be deposited at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624 (Attention: The Company Secretary) not less than 48 hours before the time set for holding the Meeting.

PROXY FORM

IMPORTANT

1. The Annual Report 2006 is sent to investors who have used their CPF monies to buy shares of United Overseas Bank Limited, FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF investors who wish to vote should contact their CPF Approved Nominees.

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

I/We ______________________________ (Name)

of ______________________________ (Address)

being (a) member/members of United Overseas Bank Limited (the "Company"), hereby appoint

Name		**Proportion of shareholdings**	
NRIC/Passport No.		**No. of shares**	**%**
Address			

and/or *

Name		**Proportion of shareholdings**	
NRIC/Passport No.		**No. of shares**	**%**
Address			

* Please delete as appropriate.

or failing him/her, the **Chairman of the Meeting** as my/our proxy, to attend and vote for me/us on my/our behalf at the **Sixty-Fifth Annual General Meeting** of members of the Company, to be held at Marina Mandarin Singapore, Marina Mandarin Ballroom, Level 1, 6 Raffles Boulevard, Marina Square, Singapore 039594 on Friday, 27 April 2007 and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy to vote. In the absence of specific directions, the proxy will vote as the proxy deems fit.)

No.	Ordinary Resolutions	For	Against
Resolution 1	Financial Statements, Directors' Report & Auditors' Report		
Resolution 2	Final & Special Dividends		
Resolution 3	Directors' Fees		
Resolution 4	Auditors & their remuneration		
Resolution 5	Re-election (Mr Wee Ee Cheong)		
Resolution 6	Re-election (Mr Wong Meng Meng)		
Resolution 7	Re-appointment (Mr Wee Cho Yaw)		
Resolution 8	Re-appointment (Professor Lim Pin)		
Resolution 9	Authority to issue ordinary shares		
Resolution 10	Authority to issue preference shares		

Dated this _______ day of ________________ 2007.

Shares in:	**No. of Shares**
(i) Depository Register	
(ii) Register of Members	
Total	

____
Signature(s) or Common Seal of Shareholder(s)

Notes:

1. Please insert the number of shares held by you and registered in your name in the Register of Members and in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.
2. A member of the Company entitled to attend and vote at a Meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
4. Completion and return of this instrument appointing a proxy shall not preclude a member from attending and voting at the Meeting. Any appointment of a proxy or proxies shall be deemed to be revoked if a member attends the Meeting in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under this instrument of proxy, to the Meeting.
5. The instrument appointing a proxy or proxies must be deposited at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, (Attention: The Company Secretary) not less than 48 hours before the time appointed for the Meeting.
6. The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed under its common seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof (failing previous registration with the Company) must be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.
7. A corporation which is a member may authorise by a resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.
8. The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.
9. Agent Banks acting on the request of CPF Investors who wish to attend the Meeting as Observers are required to submit in writing, a list with details of the investors' name, NRIC/Passport numbers, addresses and numbers of shares held. The list, signed by an authorised signatory of the agent bank, should reach the Company Secretary at the registered office of the Company not later than 48 hours before the time appointed for holding the Meeting.

1st FOLD

2nd FOLD

UOB

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07399

The Company Secretary
United Overseas Bank Limited
80 Raffles Place, 4th Storey UOB Plaza 1
Singapore 048624

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

UNITED OVERSEAS BANK LIMITED
HEAD OFFICE
80 Raffles Place
UOB Plaza
Singapore 048624
Company Registration No.:193500026Z

Telephone: (65) 6533 9898
Facsimile: (65) 6534 2334
Website: www.uobgroup.com

END